AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 25, 2008
REGISTRATION NO. 333-148508
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CASCAL N.V.*
(Exact Name of Registrant as Specified in Its Charter)

CASCAL N.V.
(Translation of Registrant’s Name into English)

The Netherlands	4941	Not applicable
(State or Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Biwater House
Station Approach
Dorking
Surrey RH4 1TZ, UK
44 (0) 1306 746080
(Address, Including ZIP Code, and Telephone Number, Including Area Code,
of Registrant’s Principal Executive Offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 664-1666
(Name, Address, Including ZIP Code, and Telephone Number, Including Area Code,
of Agent for Service)

Copies to:

Alan N. Waxman, Esq.	William V. Fogg, Esq.
Squire, Sanders & Dempsey L.L.P.	Cravath, Swaine & Moore LLP
350 Park Avenue	825 Eighth Avenue
New York, New York 10022	New York, New York 10019
(212) 872-9800	(212) 474-1000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

*	Formerly known as Cascal B.V.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 25, 2008

PRELIMINARY PROSPECTUS
12,000,000 shares

Common shares

This is an initial public offering of the shares of Cascal N.V. We are selling 7,710,000 shares, and the selling shareholder named in this prospectus is selling 4,290,000 shares. We will not receive any of the proceeds from sales of shares sold by the selling shareholder. The estimated initial public offering price is between $12.00 and $13.00 per share.

We have been approved for listing of our shares on the New York Stock Exchange under the symbol “HOO.”

	Per share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Cascal, before expenses	$	$
Proceeds to the selling shareholder, before expenses	$	$

The selling shareholder has granted the underwriters an option for a period of 30 days to purchase up to 1,800,000 additional shares to cover over-allotments, if any.

Investing in our shares involves a high degree of risk. See “Risk factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

JPMorgan	Credit Suisse

Janney Montgomery Scott LLC	HSBC

          , 2008

UK
Amsterdam
China
China
Hong Kong
Philippines
Singapore
Indonesia
Panama
Chile
South Africa

KEY

- Offices
- Operations

cascal

UK
Amsterdam
China
China
Hong Kong
Philippines
Singapore
Indonesia
Panama
Chile
South Africa

KEY
- Offices
- Operations

See “Explanatory note” for a description of the usage of certain terms and information in this prospectus.

The distribution of this prospectus and this offering of shares may be restricted by law in certain jurisdictions, and no action has been or will be taken in any jurisdiction by us, by the selling shareholder or by any of the underwriters that would permit a public offering of the shares or distribution of a prospectus in any jurisdiction where action for the purpose is required, other than the United States. All persons into whose possession this prospectus comes must inform themselves of and observe all such restrictions. We, the selling shareholder and the underwriters do not accept any responsibility for any violation by any person, whether or not a prospective purchaser of shares, of any such restrictions.

i

Prospectus summary

This summary highlights key aspects of the information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before making an investment decision regarding our shares. You should read the entire prospectus carefully, including “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and the financial statements, including the accompanying notes to those statements.

Cascal

Introduction

We provide water and wastewater services to our customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. In a typical water project, we collect raw water from surface and groundwater sources, treat the water to meet the required quality standards and then supply the treated water through a distribution network to our customers’ premises. In a typical wastewater project, we collect the wastewater from our customers’ premises, treat the wastewater to meet the required standards and return the treated water to the environment. We provide these services under long-term contracts or licenses that typically give us the exclusive right to provide our services within a defined territory. Our customers are predominantly homes and businesses representing a total population of approximately three million. For our fiscal year 2007, our revenue was $121.7 million and our operating profit was $36.2 million. For the six months ended September 30, 2007, our revenue was $79.4 million and our operating profit was $20.7 million. Since the end of our fiscal year 2006, we have acquired projects in Panama, China and South Africa and a non-regulated business in the United Kingdom. See “—Recent developments and acquisitions.”

In the future, we intend to focus primarily on project opportunities in China, which is the world’s fastest growing market for water and wastewater services, and in Europe, as well as pursuing opportunistic growth in other locations, such as Latin America and India.

Industry outlook

Historically, water and wastewater services have generally been provided by governmental entities. However, since the 1990s, a growing number of governments have moved toward the privatization or outsourcing of these services in an effort to meet more stringent water quality and environmental standards, control costs, respond to increased demand and improve service quality. As a result of these needs, the private sector’s role in the provision of water and wastewater services is expected to continue to increase from a global population served of approximately 707 million in 2007 to approximately 1.15 billion in 2015, according to Pinsent Masons Water Yearbook 2007-2008. We believe this growth in private-sector involvement will create significant business opportunities for us. We believe there are a significant number of new projects in the pipeline in our target markets and we are currently tracking a number of developing opportunities in China and Europe, as well as pursuing opportunistic growth in other locations, such as Latin America and India.

Some of the key factors driving governments to involve the private sector in water and wastewater projects are:

•	More stringent water quality standards and environmental regulations, including regulations regarding the discharge of untreated sewage;

•	Population growth, demographic shifts and increased industrialization that have increased demand for water and wastewater services; and

•	The need to improve the efficiency of service delivery.

Our strengths

Stable revenue base with high visibility and growth prospects.  Due to the regulated nature of most of our business and the stable demand for water and wastewater services, we have a high degree of revenue predictability. Our rates are typically set either following periodic reviews by regulatory or client bodies based on a projected rate of return, or pursuant to an indexation formula. All of our projects are either perpetual or have contract terms scheduled to expire in 2020 or beyond. Approximately 75% of our fiscal year 2007 revenue was generated from rates that are scheduled for review every five years, and the remainder of our revenue was generated from rates that are typically reviewed annually. In addition, our stable customer base, which is primarily residential, provides steady demand for water and wastewater services, adding to the predictability of our revenue. Based on recent rate determinations, we expect to achieve revenue growth and further margin improvements across most of our existing projects.

Successful track record of high-quality operations.  Our ability to improve our existing operations and efficiently deliver water and wastewater services to our customers has been one of the principal factors in our success. For example, our water company in the United Kingdom was ranked second out of the 22 water companies in England and Wales in terms of overall performance in the most recent rankings published in 2007 by the independent water industry regulator for England and Wales, known as Ofwat. In most of the countries where we operate, we have received from the International Organization for Standardization (ISO) its ISO 9001 international quality certification in connection with our systems and procedures. For more information regarding ISO certifications, please see “Business — Our strengths.”

Well-established international platform with ability to respond effectively to growth opportunities in our target markets, which are primarily China and Europe.  We have an experienced business development capability, which is mainly based in Europe and China and can be supported by Biwater’s global resources as and when required. Our recent acquisition of a majority interest in a company that owns majority interests in four Chinese projects and maintains its own business development team complements our existing business development capabilities. This further enables us to capitalize on our track record and enhances our ability to respond effectively to project opportunities.

Expertise in identification, screening and negotiation of growth opportunities through acquisition and new project development.  We approach all new project opportunities with a systematic four-step approach that includes identification, screening, project approval and bidding. Once an opportunity is identified we subject it to a robust screening and approval process, mobilizing experienced internal resources and external advisors. We use our industry expertise to negotiate contracts that ensure a sufficient rate of return in light of the anticipated risks and to mitigate these risks where possible.

Diversified geographic exposure and growing customer base.  The United Kingdom represented 62% of our revenue during fiscal year 2007. Our remaining revenue was derived from our projects in South Africa, Indonesia, China, Chile, Panama, Mexico and The Philippines. We believe our geographic diversification reduces our exposure to regional economic, political and climatic issues. We expect that our recent acquisitions in China, Panama and South Africa, the expected growth from new projects and acquisitions and the organic growth of our existing operations will lead to further diversification of geographic exposure.

Experienced international management team.  Our executive officers average over 16 years of international water industry experience, both in operations and in the development of privatizations and other projects featuring private-sector participation. In order to manage our portfolio effectively, our executive officers focus on providing strategic direction, policies and control for the business while our local senior management ensures the implementation of these policies in the daily operations of the projects.

Our strategy

Our strategy is to provide high quality water and wastewater services to projects serving populations typically ranging from 100,000 to 1,000,000 that require efficiency improvements, are expected to generate revenue of at least $5 million per year and have a project term of at least 10 years. We believe that we have significant experience and a successful track record that enable us to compete most effectively for these projects. We prefer to invest in projects involving long-term contracts where we have the ability to demonstrate our value-added operational and management expertise over an extended period of time, as opposed to projects that provide participation only through fee-based contracts.

We are implementing a three-prong strategy, which includes two complementary growth components:

Continue to provide high quality water and wastewater services.  A key part of our success has been our ability to provide high quality water and wastewater services to our customers. We expect to continue our efforts to ensure that this quality is maintained or improved at all of our existing projects. We will bring our expertise to additional projects that we develop or acquire.

Improve and expand existing operations.  We expect revenue growth and margin improvement from our existing portfolio of projects as a result of (i) recent and expected rate determinations, (ii) growth of the customer base and volumes sold through demographic shifts and population migration into our service areas and (iii) further efficiency gains, including economies of scale. We hope to expand our area of operations in certain projects such as South Africa and expand the types of services that we provide in certain projects such as Indonesia.

Grow our business by bidding for new projects and through acquisitions, primarily in China and Europe.  We believe there are a significant number of new opportunities in our target markets, primarily China and Europe. We intend to use our recent acquisition in China as a platform to capitalize on the additional opportunities in the world’s fastest growing market for water and wastewater services. In Europe, more stringent water quality and environmental standards have led a number of municipalities, particularly in Central and Eastern Europe, to involve the private sector in the provision of water and wastewater services. In addition, we are pursuing opportunistic growth in other locations, such as Latin America and India.

Recent developments and acquisitions

On June 26, 2006, Biwater reacquired the 50% interest in us held by Nuon, thereby becoming our sole shareholder. We incurred debt totaling £38.0 million ($69.7 million), the proceeds of which, together with another $17.3 million of our existing cash resources, were used to make an $87.0 million pro rata distribution to Biwater and Nuon that facilitated Biwater’s purchase of our shares.

On June 30, 2006, we acquired Biwater’s 100% interest in Aguas de Panama, which supplies bulk potable water in part of Panama City, for $14.3 million. For its fiscal year ended December 31, 2005 prior to our ownership, Aguas de Panama’s revenue was $6.7 million and its operating profit was $3.4 million. The financial statements from which the revenue and operating profit were derived were prepared in accordance with International Financial Reporting Standards (IFRS). The acquisition has been included in our results of operations from June 26, 2006, which was the date on which Cascal B.V. and Aguas de Panama came under the common control of Biwater as a result of Biwater’s acquisition of Nuon’s interest in us, and is included in our balance sheet at March 31 and September 30, 2007.

On November 15, 2006, we acquired for a total consideration of $25.1 million an 87% interest in The China Water Company Limited, a company that, at the date of acquisition by us, owned majority interests in four water projects in China. Prior to our acquisition, China Water rationalized its portfolio by selling three projects. China Water’s revenue for its fiscal year ended December 31, 2006 from the four projects acquired by us was $7.6 million. The financial statements from which the revenue was derived were prepared in accordance with IFRS. This acquisition has been accounted for as a business combination and has been included in our results of operations from November 15, 2006 and is included in our balance sheet at March 31 and September 30, 2007.

On February 1, 2007, we acquired 100% of Pre-Heat Limited, a business that supplies gas installation and maintenance services in the South of England and that complements our existing U.K. non-regulated business, for a total consideration of £4.6 million ($8.9 million), which consisted of initial consideration of £3.5 million ($6.9 million) plus contingent and deferred consideration of £1.0 million ($1.9 million) plus costs of £0.1 million ($0.1 million). For its fiscal year ended October 31, 2006 prior to our ownership, Pre-Heat’s revenue was $8.8 million and its operating profit was $1.4 million. The financial statements from which the revenue and operating profit were derived were prepared in accordance with accounting principles generally accepted in the United Kingdom (U.K. GAAP). This acquisition has been accounted for as a business combination and has been included in our results of operations from February 1, 2007 and is included in our balance sheet at March 31 and September 30, 2007.

On May 3, 2007, we acquired a 73.4% interest in Siza Water, a water and wastewater services company in South Africa for approximately $2.9 million. For its fiscal year ended December 31, 2006, this company’s revenue and operating profit were approximately $5.5 million and $1.3 million, respectively. The financial statements from which the revenue and operating profit were derived were prepared in accordance with South African generally accepted accounting principles. This acquisition has been accounted for as a business combination and is included in our results of operations from May 3, 2007 and is included in our balance sheet at September 30, 2007.

Subsequent events

After over a year of intermittent discussions we agreed to an early termination of our operation and maintenance contract in Mexico in January 2008. We do not believe that we will realize either a material gain or loss on this transaction, but the exact amount of any gain or loss will be subject to the expenses we will incur in terminating our involvement in this project. In the future, our financial statements and associated footnotes will reflect our operation and maintenance project in Mexico as a discontinued operation under Dutch GAAP and U.S. GAAP.

On January 23, 2008, Cascal B.V. was converted to Cascal N.V. in accordance with the applicable laws of The Netherlands.

Corporate information and history

We are a part of the Biwater Group, and Biwater will own approximately 59% of our outstanding common shares following completion of this offering (or approximately 53% if the underwriters’ over-allotment option is exercised in full). The Biwater Group is dedicated to the water industry, operates on a worldwide basis and provides engineering and construction services, water asset management and consultancy services and, through us, long-term water and wastewater operating services.

We began our business in 1989 as the United Kingdom privatized its water industry. From our stable base in the United Kingdom, we expanded internationally throughout the 1990s as other governmental entities around the world sought private-sector involvement in their water industry, adding new projects to our portfolio between 1992 and 2002. Cascal was incorporated under the laws of The Netherlands on March 23, 1999 as a private limited liability company. In October 1999, Biwater transferred our business into Cascal. In April 2000, Cascal became a 50-50 joint venture when n.v. Nuon, or Nuon, an energy company based in The Netherlands, acquired a 50% equity interest in Cascal from Biwater. Nuon’s subsequent change in global strategy impaired our ability to acquire new projects. On June 26, 2006, Biwater reacquired Nuon’s interest in us and since then we have acquired four new projects. On January 23, 2008, our Articles of Association were amended to convert us from a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) to a public limited liability company (naamloze vennootschap). Our principal executive offices are located at Biwater House, Station Approach, Dorking, Surrey RH4 1TZ, United Kingdom, 44 (0) 1306 746080, and our registered address is Suite 6.1.24, Atrium, Strawinskylaan 3105, 1077 ZX, Amsterdam, The Netherlands. Our statutory seat (statutaire zetel) is Amsterdam, The Netherlands. Our internet address is www.cascal.co.uk. The information contained in our web site is not a part of this prospectus.

This offering

Shares offered by Cascal	7,710,000 shares

Shares offered by the selling shareholder	4,290,000 shares

Shares to be outstanding after this offering(1)	29,559,343 shares

Shares to be owned by Biwater after this offering	17,559,343 or approximately 59%, of our shares

Offering price	$ per share

Dividend policy	We expect to pay a dividend to holders of our shares of $0.18 per share on or about September 30, 2008. We expect to pay a dividend to holders of our shares of $0.27 per share on or about September 30, 2009. See “Dividend policy.”

Proposed New York Stock Exchange symbol	“HOO.” Our shares will not be listed on any other exchange or otherwise quoted for trading in any other jurisdiction.

(1)	Does not include 6,400 shares that will be purchased by the non-executive directors at the assumed initial public offering price of $12.50 (the midpoint of the range set forth on the cover page of this prospectus) or any shares issuable to our employees pursuant to our current equity compensation incentive plan, under which 120,000 shares have been reserved for issuance but no grants have been made, or any future plans. See “Management — Executive compensation — 2008 Long Term Incentive Plan.”

Use of proceeds

We expect to use the net proceeds from the sale of shares sold by us for the repayment of debt originally incurred in connection with the acquisition of our shares from Nuon, for the acquisition and development of new projects and for general working capital purposes. See “Use of proceeds.”

We will not receive any of the proceeds from the sale of shares sold by the selling shareholder. Biwater will use a portion of its net proceeds to make an approximately $23.6 million payment to the trustees of its U.K. defined benefit pension plan, based on the assumption that the initial public offering price for the shares sold in this offering is $12.50 per share (the midpoint of the range set forth on the cover page of this prospectus) or approximately $34.1 million if the underwriters exercise their over-allotment option in full, but in each case subject to the deficit as calculated for this purpose at the time of the offering. We expect the trustees to apply this payment to reduce Biwater’s deficit under the plan. For a description of the formula applied to calculate the size of the actual payment, see “Relationships and transactions with related parties—U.K. defined benefit pension plan.” Biwater has also agreed to reimburse us for its share of the offering expenses based on the number of shares sold by Biwater compared to the total size of this offering. The amount to be reimbursed is estimated to be approximately $4.6 million, or approximately $5.7 million if the underwriters exercise their over-allotment option in full.

Unless otherwise noted, the information in this prospectus:

•	assumes that the underwriters’ over-allotment option will not be exercised; and

•	reflects the completion of a series of stock split and recapitalization transactions that effectively resulted in a 2,607-for-1 split of our shares that occurred on January 23, 2008. See Note 29 to our consolidated financial statements.

Summary consolidated historical and unaudited pro forma financial data

The following summary consolidated historical financial data for fiscal years ended March 31, 2005, 2006 and 2007 and as of March 31, 2006 and 2007 have been derived from our audited consolidated financial statements included elsewhere in this prospectus and should be read in conjunction with, and are qualified in their entirety by reference to, those consolidated financial statements and related notes.

The summary historical financial data for the six months ended September 30, 2006 and 2007 and as of September 30, 2007 are derived from our unaudited consolidated interim financial statements included elsewhere in this prospectus and should be read in conjunction with, and are qualified in their entirety by reference to, those unaudited interim consolidated financial statements and related notes. The unaudited interim consolidated financial statements include all adjustments (consisting of only normal recurring items unless otherwise disclosed therein) that management considers necessary to present fairly our financial position and results of operations as of the date and for the period indicated. The results of operations for the six months ended September 30, 2007 are not necessarily indicative of the results to be expected for the full year.

The unaudited pro forma consolidated statement of income data for fiscal year ended March 31, 2007 and for the six months ended September 30, 2007 and the unaudited pro forma consolidated balance sheet data as of September 30, 2007 have been derived from our unaudited pro forma condensed consolidated financial data included elsewhere in this prospectus and should be read in conjunction with, and are qualified in their entirety by reference to, those unaudited pro forma condensed consolidated financial data and related notes.

The pro forma adjustments give effect to the following transactions as if they had occurred on April 1, 2006 for statement of income purposes: (i) our issuance and sale of 7,710,000 shares in this offering at an assumed initial offering price of $12.50 per share (the midpoint of the range set forth on the cover page of this prospectus); (ii) the repayment of £38.0 million ($77.4 million) of debt with net proceeds received by us from this offering; (iii) the effect of the acquisition of Nuon’s holdings in Cascal by Biwater, including the incurrence of £38 million ($69.7 million, using the exchange rate at the date of the transaction) of debt, the proceeds of which, together with another $17.3 million of our existing cash resources, were used to make an $87.0 million pro rata distribution to Biwater and Nuon that facilitated Biwater’s purchase of our shares owned by Nuon, (iv) the acquisition of Aguas de Panama, which was owned by Biwater prior to its acquisition by us, (v) the acquisition of China Water, (vi) the acquisition of Pre-Heat Limited, (vii) the acquisition of Siza Water, and (viii) the early termination of our contract in Mexico in January 2008. The pro forma adjustments give effect to the issuance of shares, a distribution to our shareholder and the repayment of debt as if they had occurred on September 30, 2007 for balance sheet purposes. The pro forma condensed consolidated financial data are unaudited, are provided for informational purposes only and are not necessarily indicative of what our financial position or results of operations would have been had these transactions been completed as of the dates indicated. Furthermore, the unaudited pro forma condensed consolidated financial data do not purport to represent what our financial position or results of operations might be for any future period. For additional information on the pro forma adjustments, see “Unaudited pro forma condensed consolidated financial data.”

Our consolidated financial statements were prepared in accordance with generally accepted accounting principles in The Netherlands (Dutch GAAP), as required by Dutch law. Our reporting currency is the U.S. Dollar. For a discussion of significant differences between Dutch GAAP and U.S. GAAP, see “Management’s discussion and analysis of financial condition and results of operations—Reconciliation of Dutch GAAP to U.S. GAAP” and Note 27 to our consolidated financial statements, and Note 20 to our unaudited interim consolidated financial statements.

You should read the following information with our consolidated financial statements and related notes, “Unaudited pro forma condensed consolidated financial data,” “Selected consolidated financial data,” “Capitalization” and “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus.

Dutch GAAP	Year ended March 31,				Six months ended September 30,
(Dollars in thousands,				2007			2007
except share and per				Pro forma	2006	2007	Pro forma
share data)	2005(1)	2006(1)	2007(2)	(Unaudited)	(Unaudited)	(Unaudited)(3)	(Unaudited)

Consolidated statement of income data(4):
Revenue	$110,919	$110,596	$121,703	$137,978	$55,781	$79,414	$78,384
Raw and auxiliary materials and other external costs	18,435	19,463	20,790	26,048	9,085	15,516	15,272
Staff costs	22,731	20,912	23,598	28,607	11,115	16,793	16,491
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill(5)	16,585	16,066	17,980	19,803	8,394	11,203	11,222
Loss/(profit) on disposal of intangible and tangible fixed assets(6)	(1,053)	201	(989)	(943)	(1)	12	12
Other operating charges(7)	24,111	22,468	23,310	24,903	10,093	15,142	14,617
Incremental offering-related costs	—	—	809	809	400	75	75

Total operating expenses	80,809	79,110	85,498	99,227	39,086	58,741	57,689

Operating profit	30,110	31,486	36,205	38,751	16,695	20,673	20,695
Gain on disposal of subsidiary(8)	12,762	4,135	—	—	—	248	—
Interest (expense)/income and exchange rate results(9)	(6,986)	(8,424)	(20,492)	(13,018)	(6,405)	(12,749)	(6,883)

Profit before taxation	35,886	27,197	15,713	25,733	10,290	8,172	13,812
Taxation	(6,018)	(8,199)	(6,944)	(8,660)	(3,613)	(4,251)	(4,211)
Minority interest	(4,066)	(378)	(753)	(922)	(22)	(482)	(506)

Net profit	$25,802	$18,620	$8,016	$16,151	$6,655	$3,439	$9,095

Net profit from continuing operations(10)	$10,368	$15,050	$8,016	$16,151	$6,655	$3,191	$9,095
Basic and diluted net profit per share(11)	$1.18	$0.85	$0.37	$0.55	$0.30	$0.16	$0.31
Basic and diluted weighted average number of shares(11)	21,849,343	21,849,343	21,849,343	29,559,343	21,849,343	21,849,343	29,559,343
Other data:
Revenue from continuing operations	$92,299	$103,551	$121,703	$137,978	$55,781	$79,414	$78,384
EBITDA from continuing operations(12)	$38,020	$45,038	$53,196	$57,611	$25,088	$31,888	$31,929
EBITDA as a percentage of revenue from continuing operations	41.2%	43.5%	43.7%	41.8%	45.0%	40.2%	40.7%

			September 30,
Dutch GAAP				2007
	March 31,		2007	Pro forma
(Dollars in thousands)	2006	2007(2)	(Unaudited)(3)	(Unaudited)

Consolidated balance sheet data:
Cash at bank and in hand	$69,171	$28,321	$21,326	$31,468
Working capital(13)	76,723	30,977	(52,893)	24,553
Total assets	403,744	484,889	510,889	509,315
Short term debt	5,887	8,839	85,877	8,474
Current liabilities (excluding short term debt)	23,278	67,426	65,828	64,316
Long term liabilities(14)	146,942	245,069	180,119	180,067
Shareholders’ equity	119,039	38,552	45,846	123,206
Minority shareholders’ interest	84	10,568	11,825	11,825

(1)	Our Calama wastewater project is reflected in our statement of income data prior to its disposition effective as of the end of fiscal year 2006.

(2)	Our Panamanian project was acquired in June 2006 and is reflected in our statement of income data from June 26, 2006 and our balance sheet data as of March 31 and September 30, 2007. Our Chinese projects were acquired in November 2006 and are reflected in our statement of income data from November 15, 2006 and our balance sheet data as of March 31 and September 30, 2007. Pre-Heat Limited was acquired in February 2007 and is reflected in our statement of income data from February 1, 2007 and our balance sheet data as of March 31 and September 30, 2007.

(3)	Siza Water was acquired in May 2007 and is reflected in our statement of income data from May 3, 2007 and our balance sheet data as of September 30, 2007.

(4)	In addition to the acquisitions that have occurred since the beginning of fiscal year 2007, the comparability of our results of operations for the periods presented have been affected by the sale of our Mexican wastewater treatment plant in October 2004, the sale of our interest in Belize Water Services in October 2005, the sale of our Calama wastewater project in Chile at the end of fiscal year 2006 and the borrowings incurred in June 2006, the proceeds of which were used to facilitate Biwater’s purchase of 50% of our shares. See “Management’s discussion and analysis of financial condition and results of operations — Overview — Transactions affecting comparability of periods.” In the future, our results of operations will reflect our operation and maintenance contract in Mexico as a discontinued operation. The historical results of Mexico have been eliminated in the pro forma financial information.

(5)	Negative goodwill, the excess of fair value of net assets acquired over the cost of the acquisition, arose in connection with our purchase of an 87% interest in China Water on November 15, 2006 and is described in Notes 2 and 12 to our consolidated financial statements.

(6)	The profit on disposal in fiscal year 2005 arose primarily from a sale of property in the United Kingdom. The loss in fiscal year 2006 arose from the sale of our former wastewater treatment plant in Calama. The profit in fiscal year 2007 arose mainly from a $0.8 million profit realized by our U.K. subsidiary on its sale of a section of river bed.

(7)	Other operating charges include operating lease payments, professional fees, travel expenses, management fees and bad debts.

(8)	Represents the sale of our Mexican wastewater treatment plant in October 2004 and includes gains realized in subsequent periods following receipt of the repayment of promissory notes issued by the Government of Belize in connection with the sale of our interest in Belize Water Services in October 2005.

(9)	Currency exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results line of our statement of income. See “Management’s discussion and analysis of financial condition and results of operations — Overview — Factors affecting our results of operations” and Note 2 to our consolidated financial statements.

(10)	Does not include the results of our discontinued operations (our Mexican wastewater treatment plant prior to its sale in October 2004 and our interest in Belize Water Services prior to its sale in October 2005).

(11)	Our historical shares outstanding reflect the series of stock split and recapitalization transactions that effectively resulted in a 2,607-for-1 stock split assuming it occurred as of the beginning of the periods presented and that there were 21,849,343 common shares outstanding during all of the periods presented.

(12)	EBITDA from continuing operations represents net profit from continuing operations before interest expense/(income) and exchange rate results, taxation, depreciation and amortization of intangible and tangible fixed assets and negative goodwill, loss/(profit) on disposal of intangible and tangible fixed assets and minority interest. EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net profit or cash flow as determined under generally accepted accounting principles. We believe EBITDA facilitates operating performance comparisons from period to period. We believe EBITDA may facilitate company to company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance and other non-recurring one-time items. We further believe that

EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results.

EBITDA has limitations as an analytical tool, and you should not consider it either in isolation or as a substitute for analyzing our results as reported under Dutch GAAP. Some of these limitations are:

• EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

• EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

• EBITDA does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

• EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;

• although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements of those replacements; and

• other companies in our industry may calculate EBITDA differently, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA from continuing operations should not be considered as the primary measure of our operating performance or as a measure of discretionary cash available to us to invest in the growth of our business. The following is a reconciliation of net profit from continuing operations, the most directly comparable Dutch GAAP performance measure, to EBITDA from continuing operations:

	Year ended March 31,				Six months ended September 30,
				2007			2007
				Pro forma	2006	2007	Pro forma
(Dollars in thousands)	2005	2006	2007	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net profit from continuing operations	$10,368	$15,050	$8,016	$16,151	$6,655	$3,191	$9,095
Add:
Interest expense/(income) and exchange rate results	4,166	7,104	20,492	13,018	6,405	12,749	6,883
Taxation	5,861	7,037	6,944	8,660	3,613	4,251	4,211
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	14,610	15,392	17,980	19,803	8,394	11,203	11,222
Loss/(profit) on disposal of intangible and tangible fixed assets	(957)	202	(989)	(943)	(1)	12	12
Minority interest	3,972	253	753	922	22	482	506

EBITDA from continuing operations	$38,020	$45,038	$53,196	$57,611	$25,088	$31,888	$31,929

See “Unaudited pro forma condensed consolidated financial data” and “Other pro forma data” for a more detailed description of the pro forma adjustments and their effect on EBITDA.

(13)	Working capital is the sum of total current assets, less total current liabilities.

(14)	Long term liabilities primarily consists of unsecured bank loans, secured bank loans, and financial leases.

Risk factors

Investing in our shares involves risks. You should carefully consider the risks described below, together with the other information contained in this prospectus, before purchasing our shares. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our shares could decline due to any of these risks and you may lose all or part of your investment.

Risks relating to our business

If we are unable to identify suitable project opportunities, win bids for, or effectively negotiate the terms of, those opportunities, our growth prospects will be reduced.

Our growth strategy depends upon our success in identifying and winning new projects, particularly in China and Europe. There can be no assurance that we will be able to identify suitable project opportunities. In addition, we may not be able to negotiate successfully terms of projects that we have decided to pursue. Factors that could adversely affect our ability to negotiate successfully the terms of such projects include competition from other bidders and resistance to private-sector involvement in the water sector from non-governmental organizations or other third parties. We face competition in winning long-term contracts to provide water and wastewater services from larger, multinational companies as well as from local companies focusing on particular markets. From time to time, our competitors may target lower rates of return in an effort to expand market share or enter new markets. Our opportunities to acquire, own and operate projects under perpetual licenses may be limited by resistance from non-governmental organizations or other third parties to private-sector involvement. Our growth prospects will be reduced to the extent projects are not available on terms that are suitable to us.

If we are unable to obtain government or public-sector client approval of our requests for rate increases, our profitability may suffer.

Our ability to meet our financial objectives is dependent upon the rates we charge our customers. These rates generally are subject to periodic approval by government regulators or our public-sector clients. Obtaining approval for rate increases can be time-consuming and costly. The organizations that must approve our rates may change their rules and policies, particularly when there are changes in their personnel for any reason, including changes in government administration. The risk of these kinds of policy changes is greater in emerging markets than in developed markets. Although the contracts and regulations we operate under usually contain provisions to address material, unexpected events, these provisions usually require us to seek regulatory or client approval before we can raise our rates in response to increased expenses. We may face difficulties in obtaining approval to raise rates, or be unable to obtain approval to raise rates, such as we are experiencing in our project in The Philippines where a recent rate increase was confirmed after an adjudication process (see “Business—Legal proceedings”) and where the regulator has since rejected our application for a rate increase in 2007, or such as we have experienced in our project in Indonesia (see “Business—Our portfolio of projects—Indonesia—Regulation”). There could be a significant gap between the timing of increased expenses and our ability to recover those expenses. In extreme cases, a lack of approval for rate increases may result in the project no longer being viable, which could lead to its termination and write-off. There may also be a delay between approval of a rate increase and the ability of the client organization to pay the increased rates as we are experiencing in our project in Panama (see “Business—Our portfolio of projects—Panama—Regulation”). We can provide no assurances with respect to future rate increases that may be approved by our clients and regulators or that any such increases will be sufficient to ensure profitability with respect to the affected operations.

Any pending or future acquisitions we decide to undertake involve risks.

An important element of our growth strategy is the acquisition or the development of water and wastewater projects. The negotiation of potential acquisitions and development of new projects could require us to incur significant costs and expose us to significant risks, including the following:

•	risks relating to the condition of assets acquired when we are awarded a new project, in particular the underground assets that are used in distributing water or in collecting wastewater, for which we take operational responsibility and which may not be in the condition as represented to us, as we experienced with the acquisition and ultimate disposal of our former water project in Belize;

•	operating risks, including environmental problems, shortages of materials and unavailability of skilled labor;

•	risks that potential acquisitions may require the disproportionate attention of our senior management, which could distract them from the management of our existing projects; and

•	risks related to our ability to hire or retain experienced personnel, including immigration restrictions.

These acquisitions could result in dilutive issuance of our equity securities, incurrence of debt and contingent liabilities, fluctuations in quarterly results and acquisition-related expenses.

Some or all of these items could also have a material adverse effect on our business and our ability to finance our operations. The businesses and other assets we acquire in the future may not achieve revenue and profitability that justify our investment and any difficulties we encounter in the integration process could interfere with our operations and reduce operating margins.

Our operating costs could be significantly increased in order to comply with new or stricter regulatory standards imposed by governmental agencies and we could be negatively affected by other potential governmental actions and regulations.

Water and wastewater service providers are generally subject to regulation by water, environmental and health and safety regulators. Regulations may relate to, among other things, standards and criteria for drinking water quality and for wastewater discharges, customer service and service delivery standards, waste disposal and raw water abstraction limits and charges. Accordingly, we are often required to obtain environmental permits from governmental agencies in order to operate our facilities. We cannot assure you that we have been or will be at all times in compliance with these laws, regulations and permits. Our costs of complying with, or discharging our responsibility under past, current and future governmental laws and regulations may adversely affect our business or results of operations. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators and our operations could be curtailed or shut down, and we could be exposed to claims by third parties resulting from non-compliance. In addition, our failure to comply with such laws, regulations and permits may constitute a breach of our contracts. These laws and regulations are complex and change frequently and these changes may cause us to incur costs in connection with the remediation of actions that were lawful at the time they were taken. We may incur higher costs than expected in any particular period and we may not be immediately able to pass those increased costs along to our customers through rate increases.

Any government that regulates our operations may enact legislation or adopt new regulations that could have an adverse effect on our business, including the following:

•	restricting foreign ownership or investment, such as by requiring local investment as in The Philippines or by encouraging local investment as in South Africa, or otherwise affecting the capital structure of our subsidiaries;

•	providing for the expropriation of our assets by the government;

•	providing for changes to water and wastewater quality standards;

•	requiring cancellation or renegotiation of, or unilateral changes to, agreements relating to our provision of water and wastewater services;

•	restricting our ability to terminate our services to customers who owe us money for services previously provided, as is the situation facing our U.K. and South African project companies;

•	promoting an increase of competition among water companies within our designated service areas, such as Ofwat has promoted in England and Wales;

•	requiring the provision of water or wastewater services at no charge or at reduced prices, such as in South Africa where all domestic customers are eligible to receive approximately 1,600 gallons of water per month without charge;

•	adverse changes in tax, legal or regulatory requirements, including environmental regulations and changes that impose additional costs on our operations;

•	changes in the charges made for raw water abstraction, as is being attempted in Panama;

•	prohibiting or restricting the payment of dividends or the flow of funds to foreign investors; and

•	causing currency exchange fluctuations or devaluations, such as in Mexico in 1994 and in Indonesia in 1997.

Unfavorable currency exchange rate fluctuations may negatively affect the reported results of our operations.

The majority of our revenue, expenses, assets and liabilities are recorded in currencies other than the U.S. Dollar, even though our financial results are reported in U.S. Dollars. To prepare our consolidated financial statements, we translate those revenue, expenses, assets and liabilities into U.S. Dollars. Accordingly, increases and decreases in the value of the U.S. Dollar as compared to other currencies will affect the value of these items in our consolidated financial statements, even if their value has not changed in their original currency. See “Management’s discussion and analysis of financial condition and results of operations.”

Contamination to our water supply may result in disruption in our services and litigation that could adversely affect our business and financial condition.

Our water supplies are subject to contamination, including contamination from naturally-occurring compounds, chemicals and pollution resulting from man-made sources and terrorist attacks. If our water supply is contaminated, we may have to interrupt the use of that water supply until we are able to substitute the flow of water from an uncontaminated source. In addition, we may incur significant costs in order to treat the contaminated source through expansion of our current treatment facilities or the use of treatment facilities operated by others or the development of new treatment methods. The costs associated with a contaminated water source, such as we experienced with a raw water reservoir in Indonesia, could be significant. We could also be held liable for consequences arising out of human exposure to hazardous substances in our water supplies or other environmental damage and our insurance policies may not be sufficient to cover the costs of these claims. If we are unable to substitute water supply adequately from an uncontaminated source or treat the contaminated water in a cost-effective manner, our business and financial condition may be adversely affected through a decline in revenue or higher operating costs.

If the raw water that we use or the untreated wastewater that we receive is not within quality parameters defined in our contract or license, our operations may be negatively affected.

We can treat raw water to produce potable water and can treat wastewater to produce treated effluent only to the extent that the parameters of the raw water or untreated wastewater are within the limits defined by our contract or license because these limits will have determined the treatment processes that we incorporated in our water or wastewater treatment plant. If the raw water we use or untreated wastewater we receive have quality parameters that are outside the defined limits, our treatment processes may not be fully effective and therefore the water or the treated effluent produced may not satisfy the requisite standards. If we experience this problem, we may need to invest in the construction of additional treatment facilities and we may also be penalized by the regulator or by our client for supplying substandard services.

We depend substantially on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, our business will be adversely affected.

Our continued growth and success depend in large part on the managerial and technical skills of the members of our senior management, particularly our Chief Executive Officer. Most of our executive officers, including our Chief Executive Officer, are subject to written employment contracts, but these contracts do not contain non-compete provisions. Any loss of services of any of those individuals would negatively affect our business by harming our ability to pursue our growth strategy and to continue to oversee the improvement of our existing operations.

Adverse economic conditions could adversely affect our business, financial condition and growth potential.

We are sensitive to economic conditions in each of the markets where we provide water and wastewater services, including the United Kingdom, which represented 62% of our revenue during fiscal year 2007. There is a positive correlation between improved economic conditions, and the consequential higher standards of living, and the consumption of water. Therefore, global or regional economic downturns, such as the Asian economic crisis in the late 1990s, could have an adverse effect on our business and financial condition by reducing the need for improved water services. In addition, increases in the local rates of inflation or the cost of electricity where we operate may result in an increase in our operating costs, which may not be immediately and fully recoverable in our rates. If worldwide economic conditions fail to improve or worsen, our expected growth may be adversely affected.

If we are unable to manage the risks associated with operations in emerging markets, our business, financial condition and results of operations may be adversely affected.

We operate in several emerging markets. There are a number of risks in doing business in those markets, including the following:

•	an unfavorable political or economic environment, including tariffs, duties, exchange controls, expropriation, import controls and other trade barriers;

•	unexpected legal or regulatory changes and the associated cost of compliance, such as South Africa’s introduction of a “free basic water” policy in 2000, which had a material adverse effect on the results of our South African operations;

•	protests relating to the provision of, or charges associated with, the supply of water and wastewater services by a foreign private company, as we have experienced in the past in Indonesia and South Africa;

•	a heightened risk of terrorist threats or attacks that affect our ability to meet our service obligations;

•	longer accounts receivable payment cycles and greater difficulties in collecting accounts receivable, as we are experiencing with some of our poorer customers in the townships surrounding Nelspruit, South Africa;

•	the loss of grants that may be provided by governments, such as those currently provided to our project in South Africa in order to assist in the provision of water and wastewater services to the communities unable to pay for our services;

•	difficulties in attracting and retaining qualified management and employees or rationalizing our workforce;

•	recessionary trends, inflation and instability of the financial markets;

•	potentially adverse tax consequences, including regulations relating to transfer pricing and withholding taxes on remittances, dividends and other payments by our subsidiaries and joint ventures; and

•	arbitrary decisions to attempt to terminate our contracts without cause, as we have experienced in our project in Mexico.

If we are unable to manage successfully the risks inherent in our international activities, our business, financial condition and results of operations may be adversely affected through declining operating margins and, in extreme cases, changes that result in a project no longer being viable, which could lead to its termination and write-off.

Lower than expected population growth or migration can adversely affect our business and growth opportunities.

Population growth and migration of people from rural to urban areas contribute significantly to demand for investment in water and wastewater infrastructure. If population growth and migration do not meet or exceed expected levels, governments may not direct significant resources into urban water and wastewater infrastructure. In addition, if population does not grow as we expect in the areas supplied by our existing projects, particularly in our projects in South Africa, The Philippines and Indonesia, the results of our operations may be adversely affected.

We provide bank guarantees and other forms of financial security to our public-sector clients that could be drawn on by our clients or potential clients if we do not meet certain obligations.

Under the terms of some of our bidding processes, agreements with our clients and loan agreements, we provide financial guarantees, usually in the form of bank guarantees, or deposits to ensure our performance of certain obligations. At September 30, 2007, we had guarantees totaling $23.4 million, and in October 2007 we have provided a further bank guarantee in connection with a bid bond for an amount of $5 million, bringing our total guarantees to $28.4 million as of October 31, 2007. If we fail to perform certain obligations to the satisfaction of the party that holds the guarantee or deposit, our client or lender may take the benefit of the guarantee or deposit.

If we are required to make unexpected payments to any pension plans applicable to our employees or the employees of Biwater, our financial condition may be adversely affected.

Our employees at our operations in the United Kingdom, Indonesia and The Philippines participate in defined benefit pension plans, and such plans reported a net pension obligation of $15.2 million as of March 31, 2007, as calculated under Dutch GAAP. We may assume other obligations under defined benefit pension plans as a result of our acquisition of new projects. Changes in actuarial estimates and assumptions can increase our reported pension plan expenses and liabilities, and in certain circumstances we may be required to increase the actual cash payments we make under these plans.

We are also contingently liable for Biwater’s obligations under its defined benefit pension plan in the United Kingdom because our U.K. defined benefit pension plan is part of the same trust that governs Biwater’s U.K. defined benefit pension plan. Our U.K. defined benefit pension plan is administered by the same trustees as the Biwater plan. We have been informed by Biwater that as of March 31, 2005, which is the most recent date for which this calculation is required to be made available, Biwater’s U.K. defined benefit pension plan was underfunded on a full buy-out basis, as determined under the U.K. pension statute, by £93.3 million ($190.0 million). At the same date, our U.K. defined benefit pension plan was underfunded on a full buy-out basis by £29.9 million ($60.9 million).

We could also be required at any time to make accelerated payments up to the full buy-out deficit in the trust (including the deficit with respect to Biwater’s plan as well as the deficit with respect to our plan), which would likely be far higher than the normal ongoing funding cost of the plan, if we receive a “Contribution Notice” or a “Financial Support Direction” from the U.K. Pensions Regulator. For a description of the circumstances in which we may receive a Contribution Notice or a Financial Support Direction, see “Relationships and transactions with related parties—U.K. defined benefit pension plan.”

Our financial condition will be adversely affected to the extent that we are required to make any additional payments to any relevant defined benefit pension plans in excess of the amounts assumed in our current plans. Our reported results of operations and financial condition will be adversely affected to the extent we must report higher pension plan expenses under Dutch GAAP or U.S. GAAP.

If we are unable to arrange financing for projects on suitable terms, our business and growth will be adversely affected.

The construction or acquisition and operation of our water and wastewater projects could require us to incur significant cash expenditures. Our ability to arrange financing for projects on suitable terms and our access to, and cost of, capital depend upon numerous factors, including the following:

•	general economic and market conditions;

•	the availability of credit from multilateral funding agencies, commercial banks and other financial institutions;

•	interest rates;

•	the perceived credit quality of our client;

•	investor confidence in our business;

•	the perceived quality of our existing projects and prospective projects;

•	the amount of equity that we contribute to a project company;

•	restrictions in our debt instruments;

•	the funding status of our defined benefit pension plans;

•	our reputation and success on existing projects; and

•	tax and securities laws.

In addition, if our shareholders’ preemptive rights are not waived, then the existence of those rights may delay our ability to raise capital through equity issuances. If we cannot secure financing on terms that are suitable to us, our business and growth will be adversely affected because we may not be able to undertake projects that we otherwise would undertake.

We rely upon long-term licenses from governments and contracts with our public-sector clients to provide water and wastewater services, and these licenses and contracts may not be renewed, may be cancelled or may be renegotiated on terms less satisfactory to us.

We presently operate under long-term licenses from, and contracts with, governmental agencies and other public-sector clients. Most of the longer-term licenses and contracts are subject to periodic renegotiation of rates and other material terms. Our regulator’s or public-sector client’s inability or unwillingness to perform its obligations under the license or contract, as we experienced in our former concession in Belize, may impair the profitability of these projects and the value of the investments that we have made. In addition, disputes that we may have with our public-sector client or regulator may adversely affect our contract negotiations or could lead to termination of our license. Upon expiration, these arrangements may not be renewed or may be renewed on less favorable terms, and the terms and conditions of these arrangements following any renegotiation may not be as favorable to us as the terms and conditions in effect prior to those changes.

Our results of operations could be adversely affected by a disruption in the provision of services by third parties.

We depend upon third parties to perform their contractual obligations with us. In particular, we often rely upon third parties to perform maintenance work associated with our water pipelines and to supply adequate electricity to operate our facilities. To the extent that adequate maintenance is not performed on our pipelines or the supply of electricity to our facilities is interrupted or proves unreliable, our ability to operate our facilities may be affected. For example, service interruptions due to strikes by power company workers in Belize adversely affected our operations when we owned our Belize project.

Our business is subject to seasonal fluctuations and other weather conditions, which could adversely affect supply of and demand for our water services and our results of operations.

We depend on an adequate water supply to meet the present and future needs of our customers. Whether we have an adequate water supply depends upon a variety of factors, including:

•	rainfall;

•	the capacity of, and the amount of water stored in, our reservoirs;

•	underground water supply from which well water is pumped;

•	changes in the amount of water used by our customers; and

•	water quality.

In particular, drought conditions, such as experienced by our project in South Africa from October 2003 until May 2004, could interfere with our sources of water supply and could adversely affect our ability to supply water in sufficient quantities to our existing and future customers. An interruption in our water supply or restrictions on water usage during drought conditions or other legal limitations on water use could result in decreased customer billing and lower revenues. This could also cause increases in capital expenditures needed to build infrastructure to secure alternative water sources. Customers may use less water even after a drought has ended because of conservation patterns developed during the drought. Lower water use for any reason could lead to lower revenue.

Also, demand for water is seasonal. Demand for our water tends to be greater during the drier months at our various operations, which in the South Coast area of the United Kingdom are generally the warmer summer months due to the influx of tourists and increased usage for watering, landscaping, baths, showers and swimming pools. Throughout the year, demand at our various locations will vary with temperature and rainfall levels. In the event that temperatures during the typically warmer months are cooler than normal, or if there is more rainfall than normal, the demand for our water may decrease, which would adversely affect our revenue.

In countries with colder climates at certain times of the year, water main pipes are more likely to burst, which can lead to loss of supply to customers for periods of time resulting in reduced revenue and an increase in operating costs as the service problems are remedied.

Any of these factors could adversely affect our results of operations.

Strikes or work stoppages could adversely affect our operations.

Approximately one-third of our employees in the United Kingdom and 80% of our employees in South Africa, representing approximately 20% of our total workforce, belong to labor unions. Disputes with regard to the terms of employment of these workers or our potential inability to negotiate acceptable wages and benefits with these unions in the future could result in, among other things, strikes, work stoppages or other slowdowns by the affected workers. Our relations with our employees may not remain positive, and union organizers could be successful in future attempts to organize at some of our other operations. If our workers were to be involved in a strike, work stoppage or other slowdown, or other employees were to become unionized or the terms and conditions in future labor agreements were renegotiated, we could experience a significant disruption of our operations and higher ongoing labor costs.

Our relationships with our project partners may not be successful, which could adversely affect our business and the implementation of our growth strategy.

In certain markets, we depend on relationships with partners and co-investors to provide local expertise, develop relationships with public-sector clients, participate in the management of existing projects and identify project opportunities. Some of these relationships are either required by local regulation such as in The Philippines or encouraged by a central government such as in South Africa. Changes in project scope, local political or economic conditions or a partner’s financial condition may result in termination of the relationship and may require us to buy or sell a portion of the remaining interests in the project. Also, disagreements between us and our partners and co-investors may affect the operations of our subsidiaries and joint ventures, such as we are experiencing in our project in The Philippines. See “Business—Legal proceedings.” These disagreements may also adversely affect our ability to receive dividend payments and/or management fees from our projects in Indonesia and The Philippines. If these relationships are not successful, our business and growth may be adversely affected and the value of your shares may decline.

If our project companies are unable to pay the principal of and interest on their indebtedness as they come due or they default under certain other provisions of their loan documents, their indebtedness could be accelerated and our results of operations and financial condition could be adversely affected.

A default by one of our project companies under the terms of its loan agreements could restrict its ability to make capital expenditure, dividends or other distributions. In addition, the failure by one of our project companies to meet its obligations under its indebtedness could affect its ability to negotiate subsequent rate increases. A default could lead to acceleration of the indebtedness, foreclosure proceedings and the possible loss of our investment in that project company. The inability of one or more of our project companies to perform on their indebtedness obligations may adversely affect our ability to bid successfully or obtain financing for new projects.

We cannot control our joint venture companies and our partners may be able to require us to contribute additional capital in them.

We have made in the past, and may make in the future, direct or indirect joint venture investments in other companies. We currently have joint venture investments in our project companies in Indonesia and The Philippines. We do not control these joint venture companies, and the business decisions of these companies may not be in our best interests. Some of these investments may require ongoing expenditures and we may be required to meet capital calls in order to maintain our level of equity investment. If we do not make these additional investments when we are obligated to do so, our ownership interest may be diluted. In addition, if the value of these strategic investments declines, we may be subject to losses that will adversely affect our results of operations and financial condition.

Cascal N.V. is a holding company with no independent operations. Our ability to meet our obligations and pay dividends depends upon the performance of our subsidiaries and the companies in which we have joint venture investments, their ability to make distributions to us, and on statutory restrictions.

As a holding company, Cascal N.V. depends on the earnings and cash flows of, and dividends, distributions, loans and/or advances from, our subsidiaries and companies in which we have joint venture investments to generate the funds necessary to meet certain of our obligations and pay dividends. Our ability to pay dividends will be subject to our future results of operations, financial condition, liquidity needs and capital resources. In addition, the payment of dividends, distributions, loans or advances to Cascal N.V. or one of our intermediate holding companies by our subsidiaries and companies in which we have joint venture investments could be subject to contractual restrictions, such as the terms of their financing arrangements, as well as legal restrictions, such as statutory restrictions and the fiduciary duties owed by the directors of these subsidiaries and companies in which we have or may have joint venture investments. Limitations on the payment of dividends, distributions, loans or advances to the holding company are common in the early years of our ownership or investment in a particular project. The payment of dividends is further subject to the provisions of Dutch law, including a provision that eligible profits may only be distributed to the extent shareholders’ equity is not reduced below the amount of the fully paid-up share capital and the reserves that must be maintained by law or under our Articles of Association. See “Dividend policy” and “Description of capital stock.” As a result, we can offer no assurances that we will be able to pay dividends in the amounts and at the times that our shareholders expect.

Our projects are subject to risks that could disrupt the services that we provide.

We currently operate in seven countries and if we achieve our growth plans we will extend the geographical scope of our operations. Our facilities and operations could be damaged or disrupted by a natural disaster, war, political unrest, terrorist activity or public health concerns. A major catastrophe, such as an earthquake, hurricane, tsunami, flood, volcanic eruption or other natural disaster at any of our sites, or significant political unrest, war or terrorist activities in any of the areas where we conduct operations, could result in a prolonged interruption of or disruption to the services we provide to our customers. Insurance coverage relating to these risks may be insufficient or unobtainable on commercially reasonable terms. We may not be able to provide our services in the manner required by our customers if any of the foregoing occurs, resulting in damage to our reputation and lower revenue and profits.

Risks relating to being part of the Biwater Group

Biwater will be in a position following completion of this offering to control matters requiring a shareholder vote, and this ownership concentration may adversely affect the market price of our shares as well as the ability of our other shareholders to influence matters subject to a shareholder vote.

Upon completion of this offering, Biwater will own, directly or indirectly, approximately 59% of our outstanding common shares, or approximately 53% if the underwriters’ over-allotment option is exercised in full. Biwater has initially elected a board of directors whose members will serve staggered terms on a “classified” board, but we cannot assure you that Biwater will continue to support the election of a “classified” board in the future. Biwater as a majority shareholder may at any time vote to eliminate the “classified” board provisions in our governing documents and vote to remove any subsequently elected director without cause.

Biwater will have sufficient voting power to call an extraordinary meeting of shareholders, and as a result of its majority ownership of our shares, to take certain actions, including the following:

•	remove and elect at least a majority of our directors (including the filling of any vacancies), subject to Biwater’s agreement that it will not vote to remove without cause a member of our board of directors elected to serve on the “classified” board;

•	effect certain amendments to our Articles of Association and other governing documents, including the prospective elimination of our “classified” board;

•	control our decisions regarding debt incurrence, stock issuance and the declaration and payment of dividends;

•	control our management; and

•	approve or reject any merger, consolidation or sale of substantially all of our assets or any other transaction requiring shareholder approval.

This concentration of ownership of our shares could delay or prevent mergers, tender offers or other purchases of our shares, and other transactions that require shareholder approval which could deprive holders of our shares of the opportunity to earn a premium for the sale of the shares. Therefore, this concentration of ownership may adversely affect our share price. As a result of its ownership, Biwater may have the ability to control all matters submitted for a shareholder vote. Biwater may choose to vote in a manner that the other owners of our shares do not consider to be in their best interest. In addition, we have been informed that, as of December 31, 2007, 100% of the shares of Biwater were beneficially owned by Adrian White and his family and family interests (70%) and Leslie Jones and his family and family interests (30%). Any significant change in Biwater’s ownership structure could have a material effect on the manner in which Biwater exercises its voting power.

Future sales by our existing shareholder of a substantial number of our shares in the public market could adversely affect the price of our shares.

If our existing shareholder sells, or indicates an intention to sell, a substantial number of our shares following this offering, the market price of our shares could fall. In particular, upon completion of this offering Biwater will hold, directly or indirectly, approximately 59% of our outstanding common shares (or approximately 53% if the underwriters’ over-allotment option is exercised in full). We cannot assure you that Biwater will not sell those shares in the future. For example, Biwater currently operates a defined benefit pension plan in the United Kingdom that currently has a substantial funding deficit. Biwater may choose to dispose of more of our shares in the future in order to fund part or all of this pension funding deficit. Biwater has pledged all of its ownership interest in us as security for its borrowings under its credit arrangements. If Biwater fails to repay its borrowings on a timely basis, the lenders could enforce their rights under the pledge and may choose to sell these shares. Any disposal may adversely affect our share price and may impair our ability to raise additional capital through the sale of our equity securities. In addition, the potential availability for sale of our shares, or the perception by the market that such sales could occur, could adversely affect the prevailing market price of our shares. In the event that Biwater sells some or all of its shares to another party, our other shareholders will not have the right to participate in the sale. See “Shares eligible for future sale” and “Underwriting” for additional information regarding resale restrictions and registration rights.

We are party to various agreements with Biwater, and we do not know if we may have been able to obtain better terms from third parties and we may not be able to replace them with equally-favorable arrangements.

We have agreements with Biwater for services relating to real estate, human resources, information technology, public relations and payroll. These agreements were put in place upon our formation in 1999 and have not been substantively modified since then. We have not attempted to negotiate similar agreements with unaffiliated parties and do not know whether unaffiliated parties would have entered into these agreements with us on more or less favorable terms. If these agreements were terminated for any reason, we cannot assure you that we could enter into equally-favorable agreements with unaffiliated parties. Our inability to replace these agreements on equally-favorable terms could reduce our profitability.

In the future, Biwater may compete against us in water and wastewater projects.

In connection with this initial public offering, Biwater has agreed in writing that it will refer long-term water and wastewater project opportunities to us for our consideration prior to considering the project for its own portfolio. This agreement terminates upon the earlier of three years after the closing of this offering or Biwater owning less than 15% of our common shares. Following termination of this agreement, Biwater may elect to compete against us for such project opportunities.

Risks relating to this offering

There has been no public market for our shares prior to this offering and the price of our shares may be highly volatile.

Prior to this initial public offering, there has been no public market for our shares. It is likely that the initial public offering price for our shares will differ from the market price for our shares after the initial public offering. We cannot assure you that an active trading market for our shares will develop. A significant portion of our shares will not be publicly traded following this offering because Biwater will continue to hold approximately 59% of our outstanding common shares after this offering (or approximately 53% if the underwriters’ over-allotment option is exercised in full). If no trading market develops, securities analysts may not initiate or maintain research coverage of us, which could further depress the market for our shares. The price of our shares could decline if one or more equity analysts downgrade our shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business. Furthermore, our results of operations and prospects from time to time may be below the expectations of market analysts and investors. As a result, investors may not be able to sell their shares at or above the initial public offering price or at the time that they would like to sell.

We will have broad discretion in how we use a portion of the net proceeds we receive from this offering and we may not apply these proceeds to uses with which all our shareholders agree.

We cannot specify with certainty the specific uses of all of the net proceeds we will receive from this offering, and our management retains the right to use a portion of the net proceeds as it determines. Accordingly, you will have to rely upon the judgment of our management with respect to the use of these proceeds, with only limited information concerning management’s specific intentions. We cannot assure you that management will be able to use the proceeds to grow our business effectively or that management will use the proceeds in a manner with which all our shareholders will agree. See “Use of proceeds.”

You will experience immediate and substantial dilution in the book value of the shares you purchase and the initial public offering price may not reflect such dilution.

The initial public offering price for our shares will be substantially higher than the net tangible book value per share issued, as adjusted to give effect to the series of stock split and recapitalization transactions that effectively resulted in a 2,607-for-1 split of our shares, of $1.81 per share as of September 30, 2007. Purchasers of our shares in this offering will therefore pay a price per share that substantially exceeds, on a per share basis, the value of our total tangible assets after subtracting total liabilities. Purchasers will incur an immediate and substantial dilution of $8.55 in the net tangible book value per share from the initial public offering price (assuming an initial offering price of $12.50 per share, the midpoint of the range set forth on the front cover of this prospectus). See “Dilution.”

You may not receive dividends because our board of directors could, in its discretion, depart from or change our dividend policy at any time.

We are not required to pay dividends, and our shareholders will not be guaranteed, or have contractual or other rights, to receive dividends. Our board of directors may decide at any time, in its discretion, to decrease the amount of dividends, otherwise change or revoke our dividend policy or discontinue entirely the payment of dividends. For example, our board of directors could depart from or change our dividend policy if it were to determine that we had insufficient cash to take advantage of other opportunities, such as the acquisition or development of new projects. If we do not pay dividends, for whatever reason, your shares could become less liquid and their market price could decline.

If our current resources are insufficient to accomplish our growth strategy, we may seek to sell debt securities or additional equity securities, which could adversely affect your investment.

If the resources available to us are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit arrangements. The sale of additional equity securities would result in the dilution of the ownership interest of our shareholders prior to that issuance. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict some or all of our operations. Either of these could adversely affect your investment.

We will bear increased costs as a result of becoming a publicly-traded company.

Following this offering, we will become subject to the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002. Becoming a publicly-traded company will increase our general and administrative costs. This increase is the result of higher expenses associated with director and officer liability insurance, auditing, management oversight, regulatory requirements (including the need to make regulatory filings as well as to improve the coverage and maintenance of our internal controls and procedures) and the establishment and maintenance of heightened corporate governance measures. In addition, we will incur additional legal and accounting costs as a result of being a public company and reconciling our financial results to a U.S. GAAP presentation. The increased costs and the time demands on management may have an adverse effect on our results of operations.

In the future, we will be required to perform an evaluation of our internal controls pursuant to the Sarbanes-Oxley Act of 2002. If we fail to complete this evaluation or our independent registered public accounting firm is unable to attest to this evaluation, our share price may be adversely affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), we will in the future be required to perform an evaluation of our internal controls over financial reporting and have our auditor attest to this evaluation. Compliance with this requirement is expected to be expensive and time-consuming, in part because of our geographically diverse business and decentralized management structure, and we may identify significant deficiencies or material weaknesses in our internal controls.

We have not been subject to these requirements and therefore our independent registered public accounting firm has not performed and has not been required to perform an evaluation of our internal control over financial reporting pursuant to Section 404. However, in connection with its audit of our consolidated financial statements for the year ended March 31, 2007, our independent registered public accounting firm identified a number of control deficiencies. Such control deficiencies may have been classified as either significant deficiencies or material weaknesses in our internal control over financial reporting had we been subject to the provisions of Section 404. Certain control deficiencies, particularly with respect to our accounting for deferred income taxes, were determined to be a “material weakness” under AU 325, Communicating Internal Control Related Matters in an Audit, published by The American Institute of Certified Public Accountants. Under this standard, a “material weakness” is defined as “a control deficiency, or combination of control deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected.’’

We have allocated, and will continue to allocate, significant additional resources to remediate the deficiencies in our internal controls that have been identified. However, elements of our remediation plan can only be accomplished over time, and we can provide no assurances that our initiatives will result in an effective internal control environment. Moreover, we can provide no assurances that we have identified all, or that we will not in the future have additional, significant deficiencies or material weaknesses. Our share price may be adversely affected if we fail to complete our remediation plan or our internal control evaluation in a timely manner, if our independent registered public accounting firm is unable to attest to the evaluation or if we continue to identify significant deficiencies or material weaknesses.

Our obligations and other undertakings associated with being a public company will require significant resources and management attention.

We have operated as a private company since our inception. Upon completion of this offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934 and the other rules and regulations of the Securities and Exchange Commission. We will also be subject to supervision by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, or AFM) under the Dutch Act on the Supervision of Financial Reporting (Wet toezicht financiële verslaggeving).  We will have to dedicate a significant amount of time and resources to ensure compliance with these regulatory requirements. In addition, upon completion of this offering we will become subject to the listing requirements of the New York Stock Exchange.

The growth of our business may place a significant strain on our management, personnel, systems and resources. Continued growth may also require expansion of our procedures for monitoring and ensuring our compliance with applicable regulations, particularly due to our international portfolio of projects and the complexity of accounting for acquisitions in different countries. We will work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control and reporting systems to manage our growth and our obligations as a public company. We will evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. Although we will make any changes we believe are necessary, including to remedy any significant deficiencies or material weaknesses in our internal control over financial reporting that are discovered in the future, we may not be successful in implementing all necessary changes. As a result, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company. In particular, we may not be able to produce quarterly financial reports and furnish them to the SEC not later than the 45th day after the end of each of the first three quarters of our fiscal year and to file our Form 20-F not later than the 90th day after the end of our fiscal year, as we intend to do. See “Where you can find additional information.” Any failure to produce and file or furnish financial reports on a timely and reliable basis may adversely affect the market value of our common shares.

We may adopt additional equity-based compensation plans that may adversely affect our shares by diluting the investment of shareholders purchasing shares in this offering.

In the future, we may adopt additional equity-based compensation plans that may adversely affect our shares by diluting the investment of shareholders purchasing shares in this offering. We expect in the future to implement equity-based compensation plans.

Shares eligible for future sale may adversely affect our share price.

Sales of substantial amounts of our shares in the public market, or the perception that these sales may occur, could cause the market price of our shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate, and this may impair our ability to raise additional capital. Under our Articles of Association, we are authorized to issue up to 100,000,000 common shares, of which approximately 29,559,000 common shares will be issued and outstanding immediately following this offering. The shares we and the selling shareholder are selling pursuant to this prospectus will be eligible for immediate resale in the public market without restrictions, and the shares our existing shareholder holds following this offering may also be sold in the public market in the future, subject to the restrictions contained in Rule 144 under the Securities Act and applicable lock-up agreements. See “—Risks relating to being part of the Biwater Group—Future sales by our existing shareholder of a substantial number of shares in the public market could adversely affect the price of our shares.” The lock-up agreements generally forbid us, our directors and officers and our existing shareholder from selling or offering to sell any of our shares for a period of 180 days after the date of this prospectus, subject to the consent of the representative of the underwriters. As of the date of this prospectus, all of our shares will be subject to Rule 144 restrictions, lock-up agreements or both, except for any shares sold in this offering. We cannot predict the size of future issuances of our shares or equity-related securities or the effect, if any, that future sales and issuances of our shares or equity-related securities would have on the market price of our shares. See “Shares eligible for future sale” and “Underwriting” for additional information regarding resale restrictions and registration rights.

You will not be able to trade our shares on any exchange outside the United States.

Our shares will be listed only in the United States on the New York Stock Exchange and we have no plans to list our shares in any other jurisdiction. As a result, a holder of our shares outside the United States may not be able to effect transactions in our shares as readily as the holder could if our shares were listed on an exchange in that holder’s home jurisdiction.

You may have difficulty protecting your rights as a shareholder and in enforcing civil liabilities because we are a Dutch public limited liability company.

Our offices and all of our assets are located outside the United States. In addition, all of the members of our board prior to this offering, some of the members of our board after this offering and all of the experts named in this prospectus are residents of, and most of their assets are located in, jurisdictions outside the United States. As a result, it may be difficult for you to serve process on us or these persons within the United States. It may also be difficult for you to enforce a U.S. court judgment against us or those persons because there is no treaty on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and The Netherlands. This can include actions under the U.S. securities laws. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities under the U.S. securities laws. For a more complete discussion of potential difficulties in protecting your rights, see “Enforceability of civil liabilities.”

Your rights and responsibilities as a shareholder will be governed by Dutch law and will differ in some respects from the rights and responsibilities of shareholders under U.S. law, and your shareholder rights under Dutch law may not be as clearly established as shareholder rights are established under the laws of some U.S. jurisdictions.

Our corporate affairs are governed by our Articles of Association and by the laws governing companies incorporated in The Netherlands. The rights of our shareholders and the responsibilities of members of our board of directors under Dutch law may not be as clearly established as under the laws of some U.S. jurisdictions. In the performance of its duties, our board of directors is required by Dutch law to consider the interests of Cascal, its shareholders, its employees and other stakeholders in all cases with reasonableness and fairness. Also, as a Dutch company, we are not required to solicit proxies or prepare proxy statements for general meetings of shareholders. Dutch law does not have a regulatory regime for U.S.-style proxy solicitations and, even though Dutch law accommodates voting by proxy, the solicitation of proxies is not a widely used business practice in The Netherlands.

In addition, the rights of holders of common shares and many of the rights of shareholders as they relate to, for example, the exercise of shareholder rights, are governed by Dutch law and our Articles of Association and differ from the rights of shareholders under U.S. law. For example, Dutch law does not grant appraisal rights to a company’s shareholders who wish to challenge the consideration to be paid upon a merger or consolidation of the company. See “Description of capital stock — Summary comparison of other corporate governance and shareholders’ rights and matters under Dutch corporation law and Delaware corporation law.”

The provisions of Dutch corporate law and our Articles of Association have the effect of concentrating control over certain corporate decisions and transactions in the hands of our board. As a result, holders of our shares may have more difficulty in protecting their interests in the face of actions by members of the board of directors than if we were incorporated in the United States.

Explanatory note

This prospectus contains some of our trademarks and service marks, including Cascal.

Unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “Cascal” refer to Cascal B.V. or N.V., as the case may be, and its direct and indirect subsidiaries and joint venture investments in projects in Indonesia and The Philippines unless the context otherwise requires, (2) “Biwater” refers to Biwater Plc and its direct and indirect subsidiaries and joint venture investments and excludes Cascal and its subsidiaries and joint venture investments, unless the context otherwise requires, (3) “the Biwater Group” refers to Biwater Plc, its subsidiaries and Cascal and its subsidiaries, (4) “shares” refer to the common shares of Cascal N.V., (5) all references to “U.S. Dollars,” “dollars,” “$” and “US$” are to the legal currency of the United States, all references to “British Pound sterling” and “£” are to the legal currency of the United Kingdom, all references to the “Rand” are to the legal currency of South Africa, all references to “Rupiah” are to the legal currency of Indonesia, all references to the “UF” are to the Chilean inflation-free currency, all references to the “CHP” are to the legal currency of Chile and all references to “Peso” are to the legal currency of The Philippines and (6) all references to a fiscal year refer to our fiscal year ended or ending March 31 of that year. Discussions of the history of our business in this prospectus include the achievements of the businesses we have acquired prior to their acquisition by us.

Our reporting currency is the U.S. Dollar, but we conduct substantially all of our business in the local currencies of the countries in which we operate. Amounts used in this prospectus that are taken or derived from our financial statements and that have been translated into one currency from another currency have been translated in the manner described in Note 2 to our consolidated financial statements. Unless otherwise noted or the context otherwise requires, all other currency translations in this prospectus have been made using exchange rates as of September 30, 2007. We make no representation that any amounts could have been, or could be, translated into U.S. Dollars at any particular rate or at all.

All references to our results of operations and financial condition are reported in accordance with generally accepted accounting principles in The Netherlands, or Dutch GAAP, unless otherwise noted. As noted, some selected financial data is presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Unless stated otherwise, information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase up to 1,800,000 additional shares from the selling shareholder and reflects the series of stock split and recapitalization transactions that effectively resulted in a 2,607-for-1 split of our shares that occurred on January 23, 2008.

Market and industry information

Some of the market, industry, population and similar information used throughout this prospectus is based on estimates by our management, using information we have obtained from various third-party sources but have not independently verified, as well as assumptions made by us based on such information and our knowledge of the water and wastewater industry. These sources include publications by the World Health Organization and governmental bodies, statistical almanacs and similar sources that we believe are reputable. Management believes that its estimates are reasonable and reliable. Some of the market and industry information discussed in this prospectus is approximated. We are not aware of any misstatements regarding any market, industry or similar information presented in this prospectus, but such information involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Forward-looking statements” and “Risk factors” in this prospectus.

Forward-looking statements

Many statements we make in this prospectus contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “hope” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements may relate to, among other things:

•	our anticipated growth strategies in the markets in which we operate or in new markets;

•	the levels of growth we anticipate in our targeted markets;

•	our future business development, results of operations and financial condition;

•	our ability to continue to control costs and maintain the quality of our water and wastewater services;

•	our ability to successfully negotiate rate adjustments and other pricing issues with government regulators and public-sector clients;

•	our ability to identify, acquire and integrate complementary operations;

•	our expectations regarding the payment of dividends;

•	our ability to retain senior management and other highly-skilled personnel;

•	our anticipated use of proceeds; and

•	the importance of our alliances, joint venture partners and investments.

The forward-looking statements included in this prospectus are subject to risks, uncertainties and assumptions about us. Our actual results of operations may differ materially from the forward-looking statements as a result of risk factors described under “Risk factors” and elsewhere in this prospectus.

The risk factors described under “Risk factors” include a discussion of the most significant factors that make this offering risky and are not exhaustive. Other sections of this prospectus include additional factors that could adversely affect our business and financial performance. Moreover, we operate in an emerging and evolving environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Use of proceeds

We estimate that the proceeds received by us from this offering, after deducting underwriting discounts and before deducting the estimated offering expenses payable by us, will be approximately $89.6 million, based on an assumed initial public offering price of $12.50 per share (the midpoint of the range set forth on the cover page of this prospectus).

We will use these proceeds as follows:

•	£38.0 million ($77.4 million) for the repayment of debt originally incurred by us in June 2006 in connection with Biwater’s acquisition of our shares from Nuon; and

•	$12.2 million for the acquisition and/or development of projects, for general working capital purposes and for the payment of the estimated balance of expenses from this offering. In addition, Biwater has also agreed to reimburse us for its share of the offering expenses based on the number of shares sold by Biwater compared to the total size of this offering. See “Expenses of this offering.”

We will therefore have total additional cash available to us from the offering for the acquisition and/or development of projects and general working capital purposes in the amount of $13.5 million as shown below (dollars in millions):

Proceeds after underwriting discounts and debt repayment		$12.2
Estimated total offering expenses	$(13.0)
Offering expenses already paid	9.7

Offering expenses remaining to be paid from proceeds		(3.3)
Offering expenses reimbursed by Biwater		4.6

Additional cash available for investment and working capital		$13.5

See “Unaudited pro forma condensed consolidated financial data.”

The debt to be repaid with the proceeds of this offering is due and payable on June 20, 2008 and bears interest at rates of U.K. LIBOR plus 2.75% until December 20, 2007, and U.K. LIBOR plus 3.5% from December 20, 2007 until maturity.

Pending the application of the net proceeds of this offering as described above, we plan to invest the net proceeds in interest-bearing accounts at international financial institutions.

Other than the reimbursement of the offering expenses referred to above, we will not receive any of the proceeds from the sale of shares by the selling shareholder.

Amounts used in this prospectus that are taken or derived from our financial statements and that have been translated into one currency from another currency have been translated in the manner described in Note 2 to our consolidated financial statements. Unless otherwise noted or the context otherwise requires, all other currency translations in this prospectus have been made using exchange rates as of September 30, 2007. See “Explanatory note.”

Dividend policy

We expect to pay a dividend to holders of our shares of $0.18 per share on or about September 30, 2008. We expect to pay a dividend to holders of our shares of $0.27 per share on or about September 30, 2009. The timing and amount of future dividend payments will be at the discretion of our board of directors. The decision to pay dividends will depend on a variety of factors, including our earnings, prospects and financial condition, capital investment required to implement our strategy for growth and expansion, other capital expenditure requirements, payment of financial obligations, our generation of cash from operations and general business conditions, legal restrictions and such other factors as our board of directors considers relevant. As a holding company, our ability to pay dividends depends primarily on the receipt of dividends and distributions from our subsidiaries and joint ventures. If we pay dividends, we expect to declare dividends in U.S. Dollars.

Under Dutch law, we may not pay dividends on our shares if the payment would reduce shareholders’ equity to an amount less than the aggregate fully paid-up share capital plus the reserves that must be maintained by law or our Articles of Association. We do not believe that any of our current contractual obligations relating to the payment of dividends or the transfer of amounts from our share premium account to our issued share capital account are reasonably likely to materially affect our ability to pay dividends.

For a discussion of the application of withholding taxes on dividends, see “Taxation.”

Capitalization

The following table sets forth our capitalization as of September 30, 2007:

•	on an actual basis; and

•	on an as adjusted basis to reflect the following:

•	our issuance and sale of 7,710,000 shares in this offering and the completion of a series of stock split and recapitalization transactions that effectively resulted in a 2,607-for-1 split of our shares that occurred on January 23, 2008 (see Note 29 to our consolidated financial statements);

•	the repayment of £38.0 million ($77.4 million) of debt with net proceeds received by us from this offering;

•	the distribution of $4.0 million to our shareholder; and

•	the early termination of our contract in Mexico in January 2008.

The assumed initial public offering price is $12.50 per share (the midpoint of the range set forth on the cover page of this prospectus). This translates into $89.6 million of proceeds received by us from this offering, after deducting underwriting discounts and before deducting estimated offering expenses payable by us, without giving effect to the over-allotment option of the underwriters.

You should read this information together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Use of proceeds,” “Unaudited pro forma condensed consolidated financial data,” “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations.”

Dutch GAAP	As of September 30, 2007
(Dollars in thousands)	Actual	As adjusted

Short term loans	$79,534	$2,141
Secured bank loans, current portion	4,943	4,933
Financial leases, current portion	1,356	1,356
Other, current portion	44	44

Short term debt and current portion of long term debt	85,877	8,474

Unsecured bank loans	2,331	2,331
Secured bank loans, net of current portion	166,351	166,299
Financial leases, net of current portion	10,578	10,578
Other, net of current portion	859	859

Long term debt, net of current portion	180,119	180,067

Total debt	265,996	188,541

Issued share capital	15,540	21,024
Share premium account	25,150	84,222
Currency translation adjustment	16,286	16,286
Accumulated deficit	(28,905)	—
Unallocated results for the period	17,775	1,674

Total shareholders’ equity	45,846	123,206

Total capitalization	311,842	311,747

Dilution

Dilution is the amount by which the offering price per share paid by the purchasers of the shares to be sold in this offering will exceed the net tangible book value per share of our shares after this offering. Our net tangible book value as of September 30, 2007 was approximately $39.5 million. We have calculated our net tangible book value per share by:

•	subtracting our total liabilities from our total tangible assets as of September 30, 2007; and

•	dividing the difference by the number of shares outstanding as of September 30, 2007.

After giving effect to the series of stock split and recapitalization transactions that effectively resulted in a 2,607-for-1 split of our shares that occurred on January 23, 2008 and our issuance and sale of 7,710,000 shares in this offering at an assumed price of $12.50 per share (the midpoint of the range set forth on the cover page of this prospectus), and after deducting our share of underwriting discounts of $6.7 million, estimated offering expenses of $8.4 million ($13.0 million net of Biwater’s pro rata contribution of $4.6 million) and the distribution of $4.0 million to our shareholder, our adjusted net tangible book value as of September 30, 2007 would have been $116.7 million, or $3.95 per share. This amount represents an immediate increase in net tangible book value to existing shareholders of $2.14 per share and an immediate dilution to new investors of $8.55 per share. As a result, if we were to liquidate immediately after this offering, new shareholders might not receive the full value of their investment.

The following table illustrates this share dilution:

Assumed initial public offering price per share		$12.50
Adjusted net tangible book value per share at September 30, 2007	$1.81
Increase per share attributable in this offering	2.14

Adjusted net tangible book value per share, as adjusted for this offering		3.95

Amount of dilution in net tangible book value per share to new investors in this offering		$8.55

If the underwriters exercise their over-allotment option in full, the percentage of our shares held by existing shareholders will decrease to approximately 53% of the total number of shares outstanding after this offering and the number of shares held by new investors will increase to approximately 47% of the total number of shares outstanding after this offering. The exercise of the over-allotment option would decrease the dilution to new investors by $0.04 per share, to $8.51 per share (as a result of the reimbursement by Biwater of its share of offering expenses based on the number of shares sold by Biwater compared to the total size of this offering).

Unaudited pro forma condensed consolidated financial data

The unaudited pro forma condensed consolidated statement of income data are based on our audited consolidated statement of income for the year ended March 31, 2007, and our unaudited interim consolidated statement of income from continuing operations for the six months ended September 30, 2007, appearing elsewhere in this prospectus. The unaudited pro forma condensed consolidated statement of income data have been prepared to reflect the following transactions as if such transactions had occurred on April 1, 2006:

(i) our issuance and sale of 7,710,000 shares in this offering at an assumed initial offering price of $12.50 per share (the midpoint of the range set forth on the cover page of this prospectus);

(ii) the repayment of £38.0 million ($77.4 million) of debt with net proceeds received by us from this offering (together with the adjustments referred to in clause (i), the “Offering Adjustments”);

(iii) the effect of the acquisition of Nuon’s holdings in Cascal by Biwater, including the incurrence of £38 million ($69.7 million) of debt (the “Financing”), the proceeds of which, together with another $17.3 million of our existing cash resources, were used to make an $87.0 million pro rata distribution to Biwater and Nuon that facilitated Biwater’s purchase of our shares owned by Nuon (the “Nuon Acquisition Adjustments”);

(iv) the acquisition of Aguas de Panama, which was owned by Biwater prior to its acquisition by us (the “Panama Adjustments”);

(v) the acquisition of China Water (the “China Water Adjustments”);

(vi) the acquisition of Pre-Heat Limited (the “Pre-Heat Adjustments”);

(vii) the acquisition of Siza Water (the “Siza Water Adjustments”); and

(viii) the early termination of our contract in Mexico (the “Mexico Adjustments”).

The unaudited pro forma condensed consolidated balance sheet data are based on our unaudited interim consolidated balance sheet as of September 30, 2007, appearing elsewhere in this prospectus. The unaudited pro forma condensed consolidated balance sheet data have been prepared to reflect the Offering Adjustments as if the transactions resulting in the Offering Adjustments and a distribution to our shareholder had occurred on September 30, 2007.

See “Other pro forma data” for a more detailed description of the effect of the pro forma adjustments on EBITDA.

For U.S. GAAP purposes, the acquisition by Biwater of the 50% of our shares previously owned by Nuon has been accounted for in accordance with SFAS No. 141, “Business Combinations” (“SFAS 141”) and Staff Accounting Bulletin (SAB) Topic 5-J, “Push Down Basis of Accounting Required in Certain Limited Circumstances,” with “push-down” accounting applied to the 50% of the assets not already owned by Biwater. As a result, we have undertaken a purchase price allocation exercise, which has resulted in changes to the values of certain assets and liabilities by an amount representing 50% of the difference between their fair value as of June 26, 2006 and their book value as of that date as required under U.S. GAAP. This “push-down” exercise is not permitted under Dutch GAAP. The total purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed based upon management’s estimates of fair values which are based in part on the findings set out in third party valuation reports on long-lived tangible and intangible assets.

The unaudited pro forma condensed consolidated financial data appearing below are based on our consolidated financial statements prepared in accordance with Dutch GAAP and reconciled to U.S. GAAP. These principles require the use of estimates that affect the reported amounts of assets, liabilities, revenue and expenses. Management believes those estimates are reasonable, but actual results could differ from those estimates. The unaudited pro forma condensed consolidated financial data have been prepared based on the assumptions described in the notes thereto, which management believes are reasonable and may be revised as additional information becomes available. The objective of the unaudited pro forma condensed consolidated data is to provide information about the continuing effect of the transactions described above by indicating how such transactions might have affected our historical consolidated statement of income had they occurred as of April 1, 2006 and our historical consolidated balance sheet had they occurred as of September 30, 2007.

The following paragraphs describe the bases on which we have carried out our preliminary purchase price allocations to the separate assets and liabilities acquired as a result of purchase business combinations during the period.

Property, plant and equipment have been valued on a depreciated replacement cost basis. Depreciated replacement cost has been determined by first establishing the Replacement Cost New (“RCN”), which is the cost to replace the asset with like utility using current material and labor rates and therefore establishes the highest amount a prudent investor would be prepared to pay. RCN was determined by applying an inflation-based index to historical amounts contained within the acquired business’s records. Adjustments have then been made to the RCN to reflect a loss in value due to physical deterioration, functional obsolescence and economic obsolescence, as appropriate in order to reach a fair value based on depreciated replacement cost. Depreciation is calculated based on the remaining estimated useful economic life of the asset.

Customer contracts, including concession agreements, have been valued using an income-based methodology that uses discounted cash flows. The operating cash flows attributable to each contract or concession are calculated by charging appropriate costs to the identifiable revenue stream. These cash flows represent a return on all of the assets employed in their generation. In order to separately value contracts and concessions, the value and the required return for other identifiable assets must be determined. These contributory asset charges represent the fair return required on all assets that are necessary for the realization of the cash flows and as such are made for all assets that contribute to the cash flows in line with their contribution. Charges for the use of contributory assets have been calculated, in the aggregate, for the use of net working capital and fixed assets. The contributory asset charges are deducted from the cash flows calculating a net present value attributable to each contract or concession. Estimates have been made of the useful economic lives of individual contracts and concessions based on the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the entity. However, Dutch GAAP prohibits recognition of both negative goodwill and intangible assets in respect of a single acquisition. Consequently, the fair value of concession agreements has been reduced to zero, with corresponding reductions being made to the value of negative goodwill recognized.

The fair value of long-term debt that bears interest at a fixed rate has been calculated based on an assumed current market rate of interest. Adjustments calculated in this way are added to or subtracted from the carrying amount of the debt in question.

Deferred taxes have been calculated using substantively enacted tax rates. Deferred tax assets are recorded to the extent that it is probable that future taxable profits will be available to utilize the deductible temporary difference.

As we complete the processes necessary for the determination of a final allocation of the purchase consideration, adjustments to certain assets and liabilities will be made, including the potential reclassification of amounts between tangible fixed assets, intangible fixed assets and other assets and liabilities that may, in turn, result in changes to amortization and depreciation. The financial effect of such changes to amortization and depreciation could be significant depending on the amounts allocated and the estimated useful life of those assets.

The pro forma condensed consolidated financial data is unaudited, is provided for informational purposes only and is not necessarily indicative of what the results of operations would have been had the transactions described above actually taken place as of April 1, 2006 or September 30, 2007. Furthermore, the unaudited pro forma condensed consolidated financial data do not purport to represent what our financial position or results of operations might be for any future period.

You should read the unaudited pro forma condensed consolidated financial data in conjunction with “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our historical audited and unaudited financial statements and the related notes included elsewhere in this prospectus.

Unaudited pro forma condensed consolidated financial data under Dutch GAAP

	Year ended March 31, 2007
		Nuon		China		Siza
Dutch GAAP		Acquisition	Panama	Water	Pre-Heat	Water	Mexico	Offering
(Dollars in thousands, except share and per share data)	Historical	Adjustments(1)	Adjustments(2)	Adjustments(3)	Adjustments(4)	Adjustments(5)	Adjustments(6)	Adjustments(7)	Pro forma

Consolidated statement of income data:
Revenue	$121,703	$	$1,659	$5,131	$7,056	$5,565	$(3,136)		$137,978

Raw and auxiliary materials and other external costs	20,790		727	1,231	2,621	1,380	(701)		26,048
Staff costs	23,598		—	1,741	2,929	999	(660)		28,607
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	17,980		208	410	719	534	(48)		19,803
Loss/(profit) on disposal of intangible and tangible fixed assets	(989)		—	17	4	25	—		(943)
Other operating charges	23,310		79	888	364	1,520	(1,258)		24,903
Incremental offering-related costs	809		—	—	—	—	—		809

Total operating expenses	85,498		1,014	4,287	6,637	4,458	(2,667)		99,227

Operating profit	36,205		645	844	419	1,107	(469)		38,751
Interest (expense)/income and exchange rate results	(20,492)	(1,452)	(422)	(423)	(274)	(466)	(14)	10,525	(13,018)

Profit before taxation	15,713	(1,452)	223	421	145	641	(483)	10,525	25,733
Taxation	(6,944)		(68)	(1,333)	(67)	(268)	138	(118)	(8,660)
Minority interest	(753)			(45)		(124)	—		(922)

Net profit	$8,016	$(1,452)	$155	$(957)	$78	$249	$(345)	$10,407	$16,151

Basic and diluted net profit per share	$0.37								$0.55

Weighted average shares outstanding—basic and diluted	21,849,343							7,710,000	29,559,343

Unaudited pro forma condensed consolidated financial data under Dutch GAAP

	Six months ended September 30, 2007
	Historical	Siza
Dutch GAAP	continuing	Water	Mexico	Offering
(Dollars in thousands, except share and per share data)	operations	Adjustments(5)	Adjustments(6)	Adjustments(7)	Pro forma

Consolidated statement of income data:
Revenue	$79,414	$481	$(1,511)		$78,384

Raw and auxiliary materials and other external costs	15,516	112	(356)		15,272
Staff costs	16,793	64	(366)		16,491
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	11,203	45	(26)		11,222
Loss on disposal of intangible and tangible fixed assets	12	—	—		12
Other operating charges	15,142	116	(641)		14,617
Incremental offering-related costs	75	—	—		75

Total operating expenses	58,741	337	(1,389)		57,689

Operating profit	20,673	144	(122)		20,695
Interest (expense)/income and exchange rate results	(12,749)	(31)	(21)	5,918	(6,883)

Profit before taxation	7,924	113	(143)	5,918	13,812
Taxation	(4,251)	(26)	66		(4,211)
Minority interest	(482)	(24)	—		(506)

Net profit	$3,191	$63	$(77)	$5,918	$9,095

Basic and diluted net profit per share	$0.15				$0.31

Weighted average shares outstanding—basic and diluted	21,849,343			7,710,000	29,559,343

Unaudited pro forma condensed consolidated balance sheet data under Dutch GAAP

Dutch GAAP	As of September 30, 2007
			Increase			Offering
			issued	Proceeds	Estimated	costs
		Distribution to	share	before	net offering	not yet	Debt	Mexico
(Dollars in thousands)	Historical	shareholder(a)	capital(b)	expenses(c)	expenses(d)	incurred(e)	repayment(f)	Adjustments(g)	Pro forma

Consolidated balance sheet data:
Intangible fixed assets	$18,215							$(5)	$18,210
Tangible assets	363,508							(100)	363,408
Financial fixed assets	30,354								30,354

Fixed assets	$412,077							$(105)	$411,972
Stocks and work in progress	$1,863								$1,863
Debtors	75,623				$(13,000)	$3,263		(1,874)	64,012
Cash at bank and in hand	21,326	$(4,000)	$83	$89,629	4,648	(3,263)	$(77,393)	438	31,468

Current assets	$98,812	(4,000)	83	$89,629	$(8,352)		$(77,393)	$(1,436)	$97,343
Total assets	$510,889	(4,000)	83	$89,629	$(8,352)		$(77,393)	$(1,541)	$509,315
Shareholders’ equity	$45,846	(4,000)	83	$89,629	$(8,352)				$123,206
Minority shareholders’ interest	11,825								11,825

Group equity	$57,671	(4,000)	83	$89,629	$(8,352)				$135,031
Negative goodwill	$1,177								$1,177
Provisions and deferred revenue	120,217							33	120,250
Long term liabilities	180,119							(52)	180,067
Current liabilities	151,705						(77,393)	(1,522)	72,790

Total liabilities	$453,218	—	—				$(77,393)	$(1,541)	$374,284

Total shareholders’ equity and liabilities	$510,889	$(4,000)	$83	$89,629	$(8,352)		$(77,393)	$(1,541)	$509,315

(a) On October 29, 2007 we returned $4.0 million of share premium to our shareholder.

(b) On January 18, 2008, Biwater caused our issued share capital to increase in order to facilitate our conversion from Cascal B.V. to Cascal N.V.

(c) We have included in both cash at bank and in hand and shareholders’ equity the total of proceeds to Cascal, after deducting underwriting discounts but before expenses, as set forth on the cover page of this prospectus.

(d) In order to complete the presentation on a pro forma basis of the effect that this offering would have on our historical consolidated balance sheet as at September 30, 2007 were the offering to have been completed on that date, we have included the effect of the $13 million of estimated expenses of this offering that have been shared between us, as issuer of the primary shares offered, and Biwater, as seller of the secondary shares offered, based on the relative number of shares within the overall total size of the offering.

(e) This amount represents the amount of estimated expenses of this offering that have not yet been paid and will be paid from proceeds of this offering.

(f) This adjustment reflects the use of proceeds from this offering to repay £38.0 million ($77.4 million) of debt. See “Use of proceeds.”

(g) These changes reflect the early termination of our contract in Mexico. See note 6 to the unaudited pro forma condensed consolidated financial data under Dutch GAAP.

Notes to the unaudited pro forma condensed consolidated financial data under Dutch GAAP

(1) Nuon Acquisition Adjustments (Date of acquisition: June 26, 2006)

These adjustments reflect the use of the proceeds from the Financing, along with another $17.3 million of our existing cash resources, to make an $87.0 million pro rata distribution to Biwater and Nuon that facilitated Biwater’s purchase of our shares:

(a) For the year ended March 31, 2007, interest expense of $1.3 million has been assumed on £28.0 million ($54.9 million) and £10.0 million ($19.6 million) of incremental debt at a rate of 7.31% and 7.97% respectively (assumed average annual interest rate over the two-year life of this debt based upon rates in effect at inception of the loans), based on the terms of this debt as of the date of the Nuon transaction and average exchange rates for the period prior to the Nuon transaction. The interest expense on this debt has been calculated on a straight line basis over its term based on a weighted average of the interest rate that applies from time to time and assumes that LIBOR does not change from its then current rate as of March 31, 2007 of 5.31%. Additionally, interest income forgone of $0.2 million has been assumed on cash of $17.3 million distributed to shareholders at a rate of 4.43%, which represents the rate at which such funds were invested prior to the return of cash to the shareholders. For the year ended March 31,

2007, a 1/8th of 1% increase or decrease in the assumed interest rates would change the interest expense on the £28.0 million and £10.0 million of debt by less than $0.1 million and the foregone interest income on the $17.3 million of cash distributions by less that $0.1 million. For the year ended March 31, 2007, no taxation benefit has been included on the total interest assumed as that amount would increase a loss carryforward, the benefit of which, based on current facts and circumstances, management does not believe should be recognized.

(2) Panama Adjustments (Date of acquisition: June 26, 2006)

Our acquisition of 100% of the share capital of Biwater Supply Limited, now renamed Cascal Investments Limited (“Cascal Investments”), the 100% shareholder of Aguas de Panama, has been accounted for at book value in our historical financial statements from June 26, 2006, the date at which Biwater Plc purchased an additional 50% of our shares from Nuon, as a result of which we and Cascal Investments came to be under common control. These adjustments reflect the results of the Panama business not included in our historical consolidated financial statements, and the use of $14.3 million of existing cash resources to purchase Cascal Investments from Biwater Plc in a transaction between entities under common control. These adjustments are shown in the table below.

Dutch GAAP	Results from
	April 1, 2006	Group	Pro forma	Total
	to June 25,	tax	effect of	Panama
(Dollars in thousands)	2006(a)	effect(b)	financing(c)	Adjustments

Revenue	$1,659			$1,659
Raw and auxiliary materials and other external costs	727			727
Staff costs	—			—
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	208			208
Other operating charges	79			79
Total operating expenses	1,014			1,014

Operating profit	645			645
Interest (expense)/income and exchange rate results	(272)		$(150)	(422)

Profit before taxation	373		(150)	223
Taxation	—	(112)	44	(68)

Net profit	$373	$(112)	$(106)	$155

(a) For the year ended March 31, 2007 the statement of income has been included to show the historical results from April 1, 2006 to June 25, 2006, which represents the period prior to the acquisition of Cascal Investments. This information has been derived from the accounting records of Aguas de Panama.

(b) Reflects the U.K. corporate tax that will become payable by our intermediate holding company when unremitted earnings of our Panama subsidiary are distributed as dividends.

(c) For the year ended March 31, 2007, interest income foregone of $0.2 million has been assumed on $13.7 million and $0.7 million of existing cash resources at annual interest rates of 3.81% and 4.70%, respectively, which represents the rate at which such funds were invested prior to the date of acquisition and the date of the second payment of consideration. For the year ended March 31, 2007, a 1/8th of 1% increase or decrease in the assumed interest rates would change the forgone interest income on the $13.7 million and $0.7 million of cash by less than $0.1 million.

(3) China Water Adjustments (Date of acquisition: November 15, 2006)

Our acquisition of 87% of the issued share capital of The China Water Company Limited has been accounted for as a purchase business combination. The adjustments shown in the table below reflect the results of China Water that have not been included in our historical consolidated financial statements for the year ended March 31, 2007, and the use of $25.1 million of existing cash resources used on the acquisition date to purchase the above mentioned shares.

	Consolidated		Eliminate
Dutch GAAP	results of the		results
	acquired		included in	Purchase		Total
	entity for the	Businesses	historical	price	Pro forma	China
	year ended	not	financial	allocation	effect of	Water
(Dollars in thousands)	December 31, 2006	acquired(a)	statements(b)	effects(c)	financing(d)	Adjustments

Revenue	$8,082	$(27)	$(2,924)	—	—	$5,131
Raw and auxiliary materials and other external costs	2,034	—	(803)	—	—	1,231
Staff costs	2,648	—	(907)	—	—	1,741
Depreciation and amortization of intangible and tangible fixed assets	2,515	—	(930)	(1,175)	—	410
Loss/(profit) on disposal of intangible and tangible fixed assets	(3,494)	3,740	(229)	—	—	17
Other operating charges	1,473	(148)	(437)	—	—	888

Total operating expenses	5,176	3,592	(3,306)	(1,175)	—	4,287

Operating profit	2,906	(3,619)	382	1,175	—	844
Interest (expense)/income and exchange rate results	447	(51)	(90)	—	(729)	(423)

Profit before taxation	3,353	(3,670)	292	1,175	(729)	421
Taxation	(62)	—	(1,189)	(82)	—	(1,333)
Minority interest	(629)	477	402	(295)	—	(45)

Net profit	$2,662	$(3,193)	$(495)	$798	$(729)	$(957)

Prior to our acquisition of China Water on November 15, 2006, China Water held certain investments and interests in a number of different projects and companies that we did not acquire. For this reason, and due to a lack of availability of comparable historical information as at, and for the three months ended, March 31, 2006, the China Water Adjustments that are included in the pro forma statement of income data are based upon the consolidated results of China Water for the year ended December 31, 2006, adjusted for the following items:

(a) the elimination of the results of operations, profit/losses on disposal and incremental project expenses with respect to the operations that were disposed of by China Water prior to its acquisition by us; and

(b) the elimination of the results, excluding the effects of the purchase price allocation, for the post-acquisition period from November 15, 2006 to March 31, 2007 that have been included in our consolidated historical financial statements for the year ended March 31, 2007. The pro forma adjustments have removed the one-time effect of the Tax Reform Act passed into law on March 17, 2007 on the current and deferred profit tax attributes of the acquisition, which resulted in an increase to net profit of $0.9 million in the period ended March 31, 2007.

The effect of these adjustments is to include in the pro forma statement of income data for the year ended March 31, 2007 the full year results for the China Water operations that we acquired for the year ended December 31, 2006.

Management has considered whether there were any significant non-recurring transactions during the period from January 1, 2007 through March 31, 2007, other than the change in tax rates noted above, that would affect the validity of the inclusion of the results for the year ended December 31, 2006 instead of the results for the year ended March 31, 2007, and has concluded that no such items need to be taken into account and as a consequence management believes that this information fairly presents the pro forma statement of income data for the year ended March 31, 2007. This information has been derived from the accounting records of China Water prepared in accordance with IFRS.

(c) The table below sets out in summary the effects of the purchase price allocation on the pro forma condensed consolidated statement of income:

Dutch GAAP
	Difference
	between		Pro forma
	fair value	Assumed	effect on
	and book	economic	statement of
(Dollars in thousands)	values	life (years)	income(1)

Property, plant and equipment	$(17,973)	2-48	$1,143
Negative goodwill	(1,163)	19-28	32
Other non-current asset	(48)	n/a	—

Pre-tax effect of fair value adjustments	(19,184)		1,175
Deferred tax effect of fair value adjustments	2,182		(82)

Post-tax effect of fair value adjustments	(17,002)		1,093
Book value of net assets acquired	51,760

Fair value of net assets acquired	34,758
Minority interests	(9,667)		(295)

Purchase consideration	25,091

Total effect on net profit			798

(1)	To represent the period from April 1, 2006 to November 15, 2006.

(d) Interest income foregone of $0.7 million has been assumed based on the $25.1 million cash resources used to settle the purchase consideration and a deposit rate of interest of 4.67% which represents the rate at which such funds were invested prior to the date of the acquisition. No tax benefit has been included on the total interest assumed as that amount would increase a loss carryforward, the benefit of which, based on current facts and circumstances, management does not believe should be recognized. For the year ended March 31, 2007, a 1/8th of 1% increase or decrease in the assumed interest rate would change the foregone interest income on the $25.1 million of cash by less than $0.1 million.

(4) Pre-Heat Adjustments (Date of acquisition: February 1, 2007)

Our acquisition of 100% of the issued share capital of Pre-Heat Limited has been accounted for as a business combination at fair value. The adjustments shown in the table below reflect the results of Pre-Heat’s business that have not been included in our historical consolidated financial statements for the year ended March 31, 2007, and the use of $6.9 million of existing cash resources to purchase the above mentioned shares, excluding contingent and deferred consideration of $1.9 million.

Dutch GAAP
	Results
	April 1, 2006	Purchase price	Pro forma	Total
	to January 31,	allocation	effect of	Pre-Heat
(Dollars in thousands)	2007	effects(a)	financing(b)	Adjustments

Revenue	$7,056	—	—	$7,056
Raw and auxiliary materials and other external costs	2,621			2,621
Staff costs	2,929			2,929
Depreciation and amortization of intangible and tangible fixed assets	123	596		719
Loss/(profit) on disposal of intangible and tangible fixed assets	4			4
Other operating charges	364			364

Total operating expenses	6,041	596		6,637

Operating profit	1,015	(596)		419
Interest (expense)/income and exchange rate results			(274)	(274)

Profit before taxation	1,015	(596)	(274)	145
Taxation	(284)	135	82	(67)

Net profit	$731	$(461)	$(192)	$78

The pro forma statement of income for the year ended March 31, 2007 has been adjusted for the following:

(a) The table below sets out in summary the effect of the preliminary purchase price allocation on the pro forma condensed consolidated statement of income:

Dutch GAAP
	Difference
	between		Pro forma
	fair value	Assured	effect on
	and book	economic	income
(Dollars in thousands)	values	life (years)	statement

Property, plant and equipment	$179	4-50	$37
Intangible assets	1,978	4	413
Goodwill	2,633	15	146

Pre-tax effect of fair value adjustments	4,790		596
Deferred tax effect of fair value adjustments	(595)		(135)

Post-tax effect of fair value adjustments	4,195		461
Book value of net assets acquired	4,677

Consideration payable	8,872

(b) Interest income foregone of $0.3 million has been assumed based on the cash used to settle the purchase consideration and a deposit rate of interest of 4.67% which represents the rate at which such funds were invested prior to the date of acquisition. The assumed tax benefit of $0.1 million has been determined by application of the tax rate expected in the jurisdiction where the ultimate tax effect of such interest is expected to occur. For the year ended March 31, 2007, a 1/8th of 1% increase or decrease in the assumed interest rate would change the foregone interest income on the $6.9 million of cash by less than $0.1 million.

(5) Siza Water Adjustments (Date of acquisition: May 3, 2007)

Our acquisition on May 3, 2007 of 73.4% of the issued share capital of Siza Water Company (Proprietary) Limited has been accounted for as a purchase business combination. The adjustments shown in the table below reflect the results of Siza Water’s business not included in our historical consolidated financial statements, and the use of $2.9 million of existing cash resources to purchase the above mentioned shares.

Year ended March 31, 2007

Dutch GAAP		Eliminate
	Results for	results for	Include results
	year	three	for three	Purchase
	ended	months ended	months ended	price	Pro forma	Total Siza
	December 31,	March 31,	March 31,	allocation	effect of	Water
(Dollars in thousands)	2006	2006	2007	effects(a)	financing(b)	Adjustments

Revenue	$5,531	$(1,549)	$1,583			$5,565
Raw and auxiliary materials and other external costs	1,331	(354)	403			1,380
Staff costs	996	(234)	237			999
Depreciation and amortization of intangible and tangible fixed assets	334	(87)	80	207		534
Loss/(profit) on disposal of intangible and tangible fixed assets	25					25
Other operating charges	1,505	(400)	415			1,520

Total operating expenses	4,191	(1,075)	1,135	207		4,458

Operating profit	1,340	(474)	448	(207)		1,107
Interest (expense)/income and exchange rate results	(417)	127	(95)	50	(131)	(466)

Profit before taxation	923	(347)	353	(157)	(131)	641
Taxation	(305)	81	(130)	47	39	(268)
Minority interest	(164)	70	(59)	29		(124)

Net profit	$454	$(196)	$164	$(81)	$(92)	$249

In order to reflect, on a pro forma basis, Siza Water’s results for the year ended March 31, 2007 in our Dutch GAAP consolidated statement of income for that period, Siza Water’s statement of income for the year ended December 31, 2006 has been adjusted to incorporate Siza Water’s results, in accordance with Dutch GAAP for the period January 1, 2007 to March 31, 2007 and at the same time eliminate its results for the three months ended March 31, 2006.

(a) The table below sets out in summary the effect of the preliminary purchase price allocation on the pro forma condensed consolidated statement of income:

Dutch GAAP
	Difference
	between		Pro forma
	fair value	Assumed	effect on
	and book	economic	statement of
(Dollars in thousands)	values	life (years)	income

Property, plant and equipment	$2,418	3-30	$(161)
Intangible assets	1,018	22	(46)
Long-term debt	(452)	9	50

Pre-tax effect of fair value adjustments	2,984		(157)
Deferred tax effect of fair value adjustments	(880)		47

Post-tax effect of fair value adjustments	2,104		(110)
Book value of net assets acquired	1,767

Fair value of net assets acquired	3,871
Minority interests	(976)		29

Purchase consideration	2,895

Total effect on net profit			(81)

(b) Interest income foregone of $0.1 million has been assumed based on the cash used to settle the purchase consideration and a deposit rate of interest of 4.67% which represents the rate at which such funds were invested prior to the date of acquisition. The assumed tax benefit, if any, has been determined by application of the tax rate expected in the jurisdiction where the ultimate tax effect of such interest is expected to occur. For the year ended March 31, 2007, a 1/8th of 1% increase or decrease in the assumed interest rate would change the foregone interest income on the $2.9 million of cash by less than $0.1 million.

Six months ended September 30, 2007

Dutch GAAP
	Results for
	period from	Purchase price	Pro forma	Total Siza
	April 1, 2007	allocation	effect of	Water
(Dollars in thousands)	to May 2, 2007	effects(a)	financing(b)	Adjustments

Revenue	$481			$481
Raw and auxiliary materials and other external costs	112			112
Staff costs	64			64
Depreciation and amortization of intangible and tangible fixed assets	28	17		45
Loss/(profit) on disposal of intangible and tangible fixed assets
Other operating charges	116			116

Total operating expenses	320	17		337

Operating profit	161	(17)		144
Interest (expense)/income and exchange rate results	(35)	4	—	(31)

Profit before taxation	126	(13)		113
Taxation	(28)	2	—	(26)
Minority interest	(26)	2		(24)

Net profit	$72	$(9)	$—	$63

In order to reflect, on a pro forma basis, Siza Water’s results for the six months ended September 30, 2007 in our Dutch GAAP consolidated statement of income for that period, Siza Water’s Dutch GAAP results for the period April 1, 2007 to May 2, 2007 have been added to our consolidated results of operation for the six months ended September 30, 2007.

(a) The table below sets out in summary the effect of the preliminary purchase price allocation on the pro forma condensed consolidated statement of income:

Dutch GAAP
	Difference
	between		Pro forma
	fair value	Assumed	effect on
	and book	economic	statement of
(Dollars in thousands)	values	life (years)	income

Property, plant and equipment	$2,418	3-30	$(13)
Intangible assets	1,018	22	(4)
Long-term debt	(452)	9	4

Pre-tax effect of fair value adjustments	2,984		(13)
Deferred tax effect of fair value adjustments	(880)		2

Post-tax effect of fair value adjustments	2,104		(11)
Book value of net assets acquired	1,767

Fair value of net assets acquired	3,871
Minority interests	(976)		2

Purchase consideration	2,895

Total effect on net profit			(9)

(b) Interest income foregone of less than $0.1 million has been assumed based on the cash used to settle the purchase consideration and a deposit rate of 4.67% which represents the rate at which such funds were invested prior to the date of acquisition. The assumed tax benefit, if any, has been determined by application of the tax rate expected in the jurisdiction where the ultimate tax effect of such interest is expected to occur. For the six months ended September 30,

2007, a 1/8th of 1% increase or decrease in the assumed interest rate would change the foregone interest income on the $2.9 million of cash by less than $0.1 million.

(6)	Mexico Adjustments

In January 2008, we agreed to an early termination of our contract in Mexico. The pro forma income statement adjustments reflect the elimination of the contributions made by our Mexican operation to the historical consolidated statements of income for the year ended March 31, 2007 and the six months ended September 30, 2007. The pro forma balance sheet adjustments as at September 30, 2007 represent a realization in cash of the book values of fixed assets and debtors together with a settlement in cash of all liabilities on discontinuance of operations, with no net effect on shareholders’ equity. No profit or loss has been recognized as the results are not expected to be material.

(7)	Offering Adjustments to statements of income

Year ended March 31, 2007

In order to reflect, on a pro forma basis, the effect on our results for the year ended March 31, 2007 of our assumed completion of this offering on April 1, 2006, we have:

•	computed interest of $5.7 million that we would have saved on our £38 million ($77.4 million) of borrowings had these loans been repaid on April 1, 2006 based on the effective interest rates of 7.87% and 8.33% on the £28 million and £10 million tranches, respectively.

•	removed from the historical results the losses on foreign exchange amounting to $4.8 million that we incurred as a result of retranslating the corresponding intercompany monetary liabilities from British Pound sterling to U.S. Dollars at the end of each month during fiscal year 2007.

The overall effect of the above adjustments to our profit before taxation has been taxed at the Dutch profit tax rate of 28.6% to the extent that we do not have sufficient tax losses carried forward to offset this pro forma pre-tax profit.

Six months ended September 30, 2007

In order to reflect, on a pro forma basis, the effect on our results for the six months ended September 30, 2007 of our assumed completion of this offering on April 1, 2006, we have:

•	computed interest of $3.0 million that we would have saved on our £38 million ($77.4 million) of borrowings had these loans been repaid on April 1, 2006 based on the effective interest rates of 7.87% and 8.33% on the £28 million and £10 million tranches, respectively.

•	removed from the historical results the losses on foreign exchange amounting to $2.9 million that we incurred as a result of retranslating the corresponding intercompany monetary liabilities from British Pound sterling to U.S. Dollars at the end of each month during the six months ended September 30, 2007.

The overall effect of the above adjustments to our profit before taxation has been taxed at the Dutch profit tax rate of 28.6% to the extent that we do not have sufficient tax losses carried forward to offset this pro forma pre-tax profit.

Pro forma net profit and shareholders’ equity reconciliation to U.S. GAAP

The unaudited pro forma condensed consolidated financial data set out above has been prepared in accordance with Dutch GAAP, which differs in certain significant respects from U.S. GAAP. A description of the reconciling items together with a reconciliation to U.S. GAAP of reported net profit for the year ended March 31, 2007 is contained in Note 27 to our consolidated financial statements, and for the six months ended September 30, 2007 and shareholders’ equity as at September 30, 2007, is contained in Note 20 to our unaudited interim consolidated financial statements included elsewhere in this prospectus. The principal differences between Dutch GAAP and U.S. GAAP affecting the unaudited pro forma financial data as at September 30, 2007 and for the year ended March 31, 2007 and for the six months ended September 30, 2007, and their effect on net profit from continuing operations, net profit from continuing operations per share and shareholders’ equity, are presented below:

Reconciliation of pro forma net income and shareholders’ equity to U.S. GAAP

	Year ended March 31, 2007
		Nuon		China		Siza
		Acquisition	Panama	Water	Pre-Heat	Water	Mexico	Offering
(Dollars in thousands, except share and per share data)	Historical(a)	Adjustments(1)	Adjustments(2)	Adjustments(3)	Adjustments(4)	Adjustments(5)	Adjustments(6)	Adjustments(7)	Pro forma

Net profit in accordance with Dutch GAAP	$8,016	$(1,452)	$155	$(957)	$78	$249	$(345)	$10,407	$16,151

U.S. GAAP adjustments
—Goodwill amortization	264								264
—Depreciation and amortization of fair value adjustments pushed down into Cascal B.V.	(526)	(224)							(750)
—Business combinations	353			(753)	(569)				(969)
—Changes in tax rates
—Tax effect of U.S. GAAP adjustments	(160)	88		530					458

Total U.S. GAAP adjustments	(69)	(136)		(223)	(569)				(997)

Net income in accordance with U.S. GAAP	$7,947	$(1,588)	$155	$(1,180)	$(491)	$249	$(345)	$10,407	$15,154

Net income per share in accordance with U.S. GAAP (basic and diluted)	$0.36								$0.51
Weighted average shares outstanding	21,849,343							7,710,000	29,559,343

(a) The historical amounts included represent an aggregation of the net profit for the period from April 1, 2006 to June 25, 2006 and the period from June 26, 2006 to March 31, 2007.

Reconciliation of pro forma net income and shareholders’ equity to U.S. GAAP

	Six months ended September 30, 2007
	Historical	Siza
	continuing	Water	Mexico	Offering
(Dollars in thousands, except share and per share data)	operations	Adjustments(5)	Adjustments(6)	Adjustments(7)	Pro forma

Net profit in accordance with Dutch GAAP	$3,191	$63	$(77)	$5,918	$9,095

U.S. GAAP adjustments
—Goodwill amortization	215				215
—Depreciation and amortization of fair value adjustments pushed down into Cascal B.V.	331				331
—Business combinations	(368)				(368)
—Changes in tax rates	1,629				1,629
—Tax effect of U.S. GAAP adjustments	(40)				(40)

Total U.S. GAAP adjustments	1,767				1,767

Net income in accordance with U.S. GAAP	$4,958	$63	$(77)	$5,918	$10,862

Net income per share in accordance with U.S. GAAP (basic and diluted)	$0.23				$0.37
Weighted average shares outstanding	21,849,343			7,710,000	29,559,343

	As of September 30, 2007
		Distribution to	Increase issued	Offering
	Historical	shareholder(a)	share capital(b)	Adjustments(c)	Pro forma

Shareholders’ equity in accordance with Dutch GAAP	$45,846	$(4,000)	$83	$81,277	$123,206
U.S. GAAP adjustments
—Pensions	3,539				3,539
—Goodwill amortization	1,625				1,625
—Fair value adjustments	35,037				35,037
—Business combinations	556				556
—Changes in tax rates	1,656				1,656
—Tax effect of U.S. GAAP adjustments	(9,865)				(9,865)

Total U.S. GAAP adjustments	32,548				32,548
Shareholders’ equity in accordance with U.S. GAAP	$78,394	$(4,000)	$83	$81,277	$155,754

(a) On October 29, 2007 we returned $4.0 million of share premium to our shareholder.

(b) On January 18, 2008, Biwater caused our issued share capital to increase in order to facilitate our conversion from Cascal B.V. to Cascal N.V.

(c) See note 7 to the reconciliation of pro forma net income and shareholders’ equity to U.S. GAAP.

Notes to the reconciliation of pro forma net profit and shareholders’ equity to U.S. GAAP

(1) Nuon Acquisition Adjustments

For U.S. GAAP purposes, the acquisition by Biwater of the 50% of our shares previously owned by Nuon will be accounted for as a purchase combination in accordance with SFAS No. 141, with “push-down” accounting applied to the 50% of the assets not already owned by Biwater in accordance with the requirements of SAB Topic 5-J. As a result, we have undertaken a purchase price allocation exercise, which has resulted in changes to the value of certain assets and liabilities by an amount representing 50% of the difference between their fair value as of June 26, 2006 and their book value as of that date as set out below. This “push-down” exercise is not permitted under Dutch GAAP.

			50% of
			difference		Pro forma
			between	Assumed	effect on
U.S. GAAP			fair and	economic	statement
(Dollars in thousands)			book values	life (Years)	of income

Property, plant and equipment:
—Freehold land (not depreciating)	(a	)	$15,821	n/a	n/a
—Other	(a	)	(13,621)	2-44	$104
Intangible assets:
—Customer relationships	(b	)	840	3-17	(43)
—Brand names and trademarks	(c	)	92	3	(8)
—Water rights	(d	)	4,644	22	(55)
—License and concession agreements	(e	)	4,393	14-23	(63)
Other assets			21	3	(2)
Long-term debt	(f	)	(1,130)	3-28	3
Pension obligations	(g	)	547	15	(9)
Deferred revenue	(h	)	20,526	17-50	(151)

Pre-tax effect of “push-down” accounting			32,133		(224)
Deferred taxes on above items, net	(i	)	(7,945)		88

Total effect of “push-down” accounting			$24,188		$(136)

Book value of assets and liabilities at 50%			$62,212

Consideration			$86,400

Property, plant and equipment and intangible assets are stated in the purchase price allocation net of amounts of $44.9 million and $5.0 million, respectively, of negative goodwill arising on the acquisition of our shares by Biwater. Those amounts have been allocated to such assets based on relative fair values. Negative goodwill represents the excess of the fair value of identifiable assets and liabilities acquired over consideration paid.

(a) Property, plant and equipment have been valued on a depreciated replacement cost basis. Depreciated replacement cost has been determined by first establishing the Replacement Cost New (“RCN”), which is the cost to replace the asset with like utility using current material and labor rates and therefore establishes the highest amount a prudent investor would be prepared to pay. RCN was determined by applying an inflation-based index to historical amounts contained within our records. Adjustments have then been made to the RCN to reflect a loss in value due to physical deterioration, functional obsolescence and economic obsolescence, as appropriate, in order to reach a fair value based on depreciated replacement cost. Depreciation is calculated based on the remaining estimated useful economic life of the asset.

(b) Customer relationships have been valued by reference to the present value of the operating cash flows that they generate over their term, taking into account the probability of their renewal.

(c) Brand names and trademarks have been valued using the relief from royalties approach, which reflects value by estimating the savings that are realized by the owner of the brand or trademark relative to the amount that an unrelated party could expect to have to pay as a percentage of revenue for their use. This approach requires an assessment to be made of the amount that a third party would be prepared to pay (as a percentage of revenues) for use of the brand name or trademark in question.

(d) Water rights relate solely to our Chilean operations and have been valued using data from an independent valuation firm based on their market price estimated by reference to the values at which similar assets have changed hands in arm’s length transactions between willing buyers and sellers.

(e) License and concession agreements have been valued using an income-based methodology that uses discounted cash flows. The operating cash flows attributable to each license or concession are calculated by charging appropriate costs to the identifiable revenue stream. These cash flows represent a return on all of the assets employed in their generation. In order to separately value the licenses and concessions, the value and the required return for other identifiable assets must be determined. These contributory asset charges represent the fair return required on all assets that are necessary for the realization of the cash flows and as such are made for all assets that contribute to the cash flows in line with their contribution. Charges for use of contributory assets have been calculated, in the aggregate, for the use of net working capital, fixed assets and an assembled work force. The contributory asset charges are deducted from the cash flows calculating the net present value attributable to each license or concession. Estimates have been made of the useful economic lives of individual licenses and concessions based on the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the entity. A license or concession is amortized over that lifetime.

(f) The adjustment to the carrying value of long term debt principally relates to the U.K. Artesian loan, the outstanding principal of which was £66.2 million ($121.5 million) as at June 30, 2006. This loan bears interest at a rate of 3.08% and the principal sum accretes by the U.K. Retail Price Index (RPI) each year until repaid. The loan is due for repayment in 2033. The fair value of the loan has been calculated based on an assumed current real market rate for such a loan of 2.98% and average annual increases in RPI over the term of the loan of 2.64%, giving a nominal interest rate at which to discount the cash flows related to the loan of 5.62%. Adjustments to the carrying values of other long term debt have given rise to both increases and decreases in the carrying amounts of that debt.

(g) The pension adjustment relates to the recognition of 50% of the actuarial gains and losses previously unrecognized under SFAS No. 87, “Employer’s Accounting for Pensions.”

(h) In our historical financial statements, certain monies received from land and property developers in connection with the design, construction and connection of infrastructure have been deferred and are being recognized as revenue in the statement of income on a straight-line basis over the lives of assets used in the related water supply arrangements. As part of the purchase price allocation pushed down to us in relation to the acquisition of 50% of our shares by Biwater, no amount of purchase price has been allocated to these deferred revenue balances pursuant to the guidance contained in Emerging Issues Task Force (EITF) Issue No. 01-3, “Accounting in a Business Combination for Deferred Revenue of an Acquiree.” That guidance states that deferred revenue in a business combination should be recognized at fair value. In the case of the deferred revenue balances in our historical financial statements, the legal obligation to supply water arises from the license or concession in the relevant jurisdiction and those obligations are taken into account when determining for purchase price allocation purposes the value of the relevant license or concession (which give rise to a right to supply water at a regulated price) and the related infrastructure assets needed to access the cash flows arising from that right.

(i) Deferred taxes have been calculated on the push-down adjustments above using the enacted tax rates in the jurisdictions to which the push-down adjustments relate. In determining this adjustment, management has taken account of the effect of additional taxable temporary differences on future taxable income, which could be used to recover deferred tax assets against which a full valuation allowance has been recorded in the historical financial statements.

(2) Panama Adjustments

There are no differences between Dutch GAAP and U.S. GAAP that have a significant effect on net profit or shareholders’ equity.

(3) China Water Adjustments

Under Dutch GAAP, GAR 216, the acquisition of China Water resulted in negative goodwill, which is recognized as a liability on the balance sheet and amortized over the average estimated useful life of assets to which the negative goodwill relates. No deferred tax is recorded in respect to negative goodwill. Under U.S. GAAP, SFAS 141 requires any excess of fair value of assets and liabilities acquired over the purchase price to be allocated to certain noncurrent nonmonetary assets acquired; our accounting policy under U.S. GAAP is to allocate such amounts to assets on a relative fair value basis. The allocation of that excess gives rise to temporary differences in the amounts at which certain long-lived assets are recorded for financial statement and tax purposes under U.S. GAAP upon which deferred taxes are recorded.

Additionally, under Dutch GAAP all of the assets and liabilities acquired in a transaction in which less than 100% of the equity is acquired (“partial acquisitions”) are recognized at fair value. Under U.S. GAAP, SFAS 141, “Business combinations,” the portion of assets and liabilities attributable to minority interests in partial acquisitions are accounted for at book value.

(4) Pre-Heat Adjustments

Consideration payable to the former owners of the Pre-Heat business contingent on its post-acquisition results is partially dependent on the continued employment of those individuals. Under Dutch GAAP this part of the consideration has been treated as consideration for the acquisition of the business and included in goodwill. Under U.S. GAAP guidance contained in EITF 95-8, “Accounting for contingent consideration paid to the shareholders of an acquired enterprise in a purchase business combination,” this part of the consideration has been treated as compensation for the individuals and will be recognized over the two-year period of employment on which such payments partially depend.

(5) Siza Water Adjustments

There are no differences between Dutch GAAP and U.S. GAAP that have a significant effect on net profit or shareholders’ equity.

(6) Mexico Adjustments

There are no differences between Dutch GAAP and U.S. GAAP that have a significant effect on net profit or shareholders’ equity. However, in the future the presentation in the consolidated group balance sheet and statement of income of the results of operation and assets and liabilities of Mexico will differ.

U.S. GAAP will require the results of operation in fiscal year 2008 and in prior years, and the balance sheet in prior years, to be presented as a single line item as discontinued operations in our consolidated statement of income and balance sheet, respectively. Dutch GAAP does not allow such a presentation of discontinued operations.

(7) Offering Adjustments

There are no differences between Dutch GAAP and U.S. GAAP that have a significant effect on the Offering Adjustments.

Other pro forma data

The table below presents our pro forma EBITDA information, and shows the effects of the Nuon Acquisition Adjustments, the Panama Adjustments, the China Water Adjustments, the Pre-Heat Adjustments, the Siza Water Adjustments and the Offering Adjustments. For a detailed description of these pro forma adjustments, see “Unaudited pro forma condensed consolidated financial data.”

EBITDA represents net profit before interest expense/(income) and exchange rate results, taxation, depreciation and amortization of intangible fixed assets and negative goodwill, loss/(profit) on disposal of intangible and tangible fixed assets and minority interest. EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net profit or cash flow as determined under generally accepted accounting principles. For a description of why we present EBITDA and its limitations, see footnote 14 in “Prospectus Summary—Summary consolidated historical and unaudited pro forma financial data.”

Other pro forma data for the year ended March 31, 2007

	Year ended March 31, 2007
		Nuon		China		Siza
Dutch GAAP		Acquisition	Panama	Water	Pre-Heat	Water	Mexico	Offering
(Dollars in thousands, except share and per share data)	Historical	Adjustments	Adjustments	Adjustments	Adjustments	Adjustments	Adjustments	Adjustments	Pro forma

Revenue	$121,703		$1,659	$5,131	$7,056	$5,565	$(3,136)		$137,978
Net profit	$8,016	$(1,452)	$155	$(957)	$78	$249	$(345)	$10,407	$16,151
EBITDA	53,196		853	1,271	1,142	1,666	(517)		57,611
EBITDA as a percentage of revenue	43.7%		51.4%	24.8%	16.2%	29.9%	16.5%		41.8%

The following is a reconciliation of net profit, the most directly comparable Dutch GAAP performance measure, to EBITDA:

	Year ended March 31, 2007
		Nuon		China		Siza
		Acquisition	Panama	Water	Pre-Heat	Water	Mexico	Offering	Pro
(Dollars in thousands)	Historical	Adjustments	Adjustments	Adjustments	Adjustments	Adjustments	Adjustments	Adjustments	forma

Net profit	$8,016	$(1,452)	$155	$(957)	$78	$249	$(345)	$10,407	$16,151
Add:
Interest expense/(income) and exchange rate results	20,492	1,452	422	423	274	466	14	(10,525)	13,018
Taxation	6,944		68	1,333	67	268	(138)	118	8,660
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	17,980		208	410	719	534	(48)		19,803
Loss/(profit) on disposal of intangible and tangible fixed assets	(989)			17	4	25			(943)
Minority interest	753			45		124			922
EBITDA	$53,196	—	$853	$1,271	$1,142	$1,666	$(517)	—	$57,611

Other pro forma data for the six months ended September 30, 2007

	Six months ended September 30, 2007
	Historical	Siza
Dutch GAAP	continuing	Water	Mexico	Offering
(Dollars in thousands, except share and per share data)	operations	Adjustments	Adjustments	Adjustments	Pro forma

Revenue	$79,414	$481	$(1,511)		$78,384
Net profit	$3,191	$63	$(77)	$5,918	$9,095
EBITDA	31,888	189	(148)		31,929
EBITDA as a percentage of revenue	40.2%	39.3%	9.8%		40.9%

The following is a reconciliation of net profit, the most directly comparable Dutch GAAP performance measure, to EBITDA:

	Six months ended September 30, 2007
	Historical	Siza
	continuing	Water	Mexico	Offering
(Dollars in thousands)	operations	Adjustments	Adjustments	Adjustments	Pro forma

Net profit	$3,191	$63	$(77)	$5,918	$9,095
Add:
Interest expense/(income) and exchange rate results	12,749	31	21	(5,918)	6,883
Taxation	4,251	26	(66)		4,211
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	11,203	45	(26)		11,222
Loss/(profit) on disposal of intangible and tangible fixed assets	12				12
Minority interest	482	24			506
EBITDA	$31,888	$189	(148)	—	$31,929

Selected consolidated financial data

The tables below present selected consolidated financial data for and as of the end of our fiscal years 2003, 2004, 2005, 2006 and 2007, for the six-month periods ended September 30, 2006 and 2007 and as of September 30, 2007. The selected consolidated statement of income data for our fiscal years 2005, 2006 and 2007 and the consolidated balance sheet data as of March 31, 2006 and 2007 have been derived from our audited consolidated financial statements included elsewhere in this prospectus and should be read in conjunction with, and are qualified in their entirety by, those consolidated financial statements and related notes. The selected consolidated statement of income data for our fiscal year 2004 and the consolidated balance sheet data as of March 31, 2005 below have been derived from audited consolidated financial statements not included in this prospectus. The selected consolidated statement of income data for our fiscal year 2003 and the consolidated balance sheet data as of March 31, 2003 and 2004 below have been derived from unaudited consolidated financial statements. The selected consolidated statement of income data for the six months ended September 30, 2006 and 2007 and the consolidated balance sheet data as of September 30, 2007 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements include all adjustments (consisting of only normal recurring items unless otherwise disclosed therein) that management considers necessary to present fairly our financial position and results of operations as of the date and for the period indicated. The results of operations for the six months ended September 30, 2007 are not necessarily indicative of the results to be expected for the full year. Our selected consolidated statement of income data for our fiscal years 2006 and 2007 and for the six months ended September 30, 2006 and 2007 and the consolidated balance sheet data as of March 31, 2006 and 2007 and September 30, 2007 have been reconciled to U.S. GAAP. U.S. GAAP varies in certain significant respects from Dutch GAAP. See Note 27 to our consolidated financial statements, and Note 20 to our unaudited interim consolidated financial statements, for a further discussion of the reconciliation of the selected consolidated financial data to U.S. GAAP.

You should read the selected consolidated financial data set forth below in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and “Unaudited pro forma condensed consolidated financial data” appearing elsewhere in this prospectus.

Dutch GAAP	For the year ended March 31,					For the six months ended September 30
(Dollars in thousands, except share and per share data)	2003	2004	2005	2006	2007(1)	2006	2007
						(Unaudited)	(Unaudited)(2)

Consolidated statement of income data(3):
Revenue	$83,812	$96,836	$110,919	$110,596	$121,703	$55,781	$79,414
Raw and auxiliary materials and other external costs	14,886	16,883	18,435	19,463	20,790	9,085	15,516
Staff costs	16,186	19,789	22,731	20,912	23,598	11,115	16,793
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill(4)	12,224	14,561	16,585	16,066	17,980	8,394	11,203
Loss/(profit) on disposal of intangible and tangible fixed assets(5)	117	(540)	(1,053)	201	(989)	(1)	12
Impairment of assets(6)	—	2,984	—	—	—	—	—
Other operating charges(7)	23,959	20,591	24,111	22,468	23,310	10,093	15,142
Incremental offering–related costs	—	—	—	—	809	400	75

Total operating expenses	67,372	74,268	80,809	79,110	85,498	39,086	58,741

Operating profit	16,440	22,568	30,110	31,486	36,205	16,695	20,673
Gain on disposal of subsidiary(8)	—	—	12,762	4,135	—	—	248
Interest (expense)/income and exchange rate results(9)	(6,454)	(4,865)	(6,986)	(8,424)	(20,492)	(6,405)	(12,749)

Profit before taxation	9,986	17,703	35,886	27,197	15,713	10,290	8,172
Taxation	(2,819)	(4,996)	(6,018)	(8,199)	(6,944)	(3,613)	(4,251)
Minority interest	(3,222)	(3,231)	(4,066)	(378)	(753)	(22)	(482)

Net profit	$3,945	$9,476	$25,802	$18,620	$8,016	$6,655	$3,439

Basic and diluted net profit from continuing operations per share(10)(11)	$0.09	$0.36	$0.47	$0.69	$0.37	$0.30	$0.15
Basic and diluted net profit per share(11)	$0.18	$0.43	$1.18	$0.85	$0.37	$0.30	$0.16
Basic and diluted weighted average number of shares(11)	21,849,343	21,849,343	21,849,343	21,849,343	21,849,343	21,849,343	21,849,343
Other data:
Distributions per share(11)	$—	$1.44	$1.10	$—	$4.32	$3.98	$—

(1)	Our Panamanian project was acquired in June 2006 and is reflected in our statement of income data from June 26, 2006. Our Chinese projects were acquired in November 2006 and are reflected in our statement of income data from November 15, 2006. Pre-Heat Limited was acquired in February 2007 and is reflected in our statement of income data from February 1, 2007.

(2)	Siza Water was acquired in May 2007 and is reflected in our statement of income data from May 3, 2007.

(3)	In addition to the acquisitions that have occurred since the beginning of fiscal year 2007, the comparability of our results of operations for the periods presented have been affected by the sale of our Mexican wastewater treatment plant in October 2004, the sale of our interest in Belize Water Services in October 2005, the sale of our Calama wastewater project effective as of the end of fiscal year 2006 and the borrowings incurred in June 2006, the proceeds of which were used to facilitate Biwater’s purchase of 50% of our shares. See “Management’s discussion and analysis of financial condition and results of operations — Overview — Transactions affecting comparability of periods.” In the future, our results of operations will reflect our operation and maintenance contract in Mexico as a discontinued operation.

(4)	Negative goodwill arose on acquisition of China Water on November 15, 2006 and is described in Note 12 to our consolidated financial statements.

(5)	The profit on disposal in fiscal year 2005 arose primarily from a sale of property in the United Kingdom. The loss in fiscal year 2006 arose from the sale of our former wastewater treatment plant in Calama. The profit in fiscal year 2007 arose mainly from a $0.8 million profit realized by our U.K. subsidiary on its sale of a section of river bed.

(6)	The impairment of assets related to assets that we acquired in 2001 as part of our former investment in Belize.

(7)	Other operating charges include operating lease payments, professional fees, travel expenses, management fees and bad debts.

(8)	Represents the sale of our Mexican wastewater treatment plant in October 2004 and includes gains realized in subsequent periods following receipt of the repayment of promissory notes issued by the Government of Belize in connection with the sale of our interest in Belize Water Services in October 2005.

(9)	Currency exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results line of our statement of income. See Note 2 to our consolidated financial statements.

(10)	Does not include the results of our discontinued operations (our Mexican wastewater treatment plant prior to its sale in October 2004 and our interest in Belize Water Services prior to its sale in October 2005).

(11)	Our historical shares outstanding reflect the series of stock split and recapitalization transactions that effectively resulted in a 2,607-for-1 stock split assuming it occurred as of the beginning of the periods presented and that there were 21,849,343 common shares outstanding during all of the periods presented.

Dutch GAAP	As of March 31,					As of September 30,
(Dollars in thousands,						2007
except per share data)	2003	2004	2005	2006	2007(1)	(Unaudited)(2)

Consolidated balance sheet data:
Cash at bank and in hand	$65,582	$65,524	$34,750	$69,171	$28,321	$21,326
Total assets	379,994	422,799	425,682	403,744	484,889	510,889
Short term debt	28,400	8,200	5,900	5,887	8,839	85,877
Current liabilities (excluding short term debt)	28,544	62,121	32,373	23,278	67,426	65,828
Long term liabilities(3)	72,271	95,486	100,924	146,942	245,069	180,119
Shareholders’ equity	149,194	138,761	143,250	119,039	38,552	45,846
Minority shareholders’ interest(4)	44,934	51,119	52,225	84	10,568	11,825

(1)	Our Panamanian project was acquired in June 2006 and is reflected in our balance sheet data as of March 31 and September 30, 2007. Our Chinese projects were acquired in November 2006 and are reflected in our balance sheet data as of March 31 and September 30, 2007. Pre-Heat Limited was acquired in February 2007 and is reflected in our balance sheet data as of March 31 and September 30, 2007.

(2)	Siza Water was acquired in May 2007 and is reflected in our balance sheet data as of September 30, 2007.

(3)	Long term liabilities primarily consists of unsecured bank loans, secured bank loans and financial leases.

(4)	In fiscal years 2003, 2004 and 2005, the minority shareholders’ interest included preference shares issued by our U.K. project company, which were redeemed in April 2005. In fiscal years 2003, 2004, 2005 and 2006, the minority shareholders’ interest included our Belize project company. Subsequently, the minority shareholders’ interest relates to our project companies in South Africa and China.

The tables below set forth our selected consolidated financial data according to U.S. GAAP; the dual column presentation of our results of operations for fiscal year 2007 and the six months ended September 30, 2006 arises from the change in basis due to the Nuon transaction:

				Aggregated	For the	For the		For the
		For the	For the	for the	period	period	Aggregated	six
	For the	period	period	year	April 1,	June 26,	for the six	months
	year	April 1,	June 26,	ended	2006 to	2006 to	months ended	ended
U.S. GAAP	ended	2006 to	2006 to	March 31,	June 25,	September 30,	September 30,	September 30,
(Dollars in thousands,	March 31,	June 25,	March 31,	2007	2006	2006	2006	2007
except per share data)	2006(1)	2006	2007(2)	(Unaudited)(2)(3)	(Unaudited)	(Unaudited)	(Unaudited)(2)(3)	(Unaudited)(4)

Condensed consolidated statement of income data:
Revenue	$91,199	$23,527	$84,496	$108,023	$23,527	$25,656	$49,183	$72,255
Costs and expenses:
Raw and auxiliary materials	16,115	4,170	13,246	17,416	4,170	3,996	8,166	13,830
Operations and maintenance	34,216	8,779	33,495	42,274	8,779	10,013	18,792	29,926
Depreciation and amortization	14,194	3,703	13,248	16,951	3,703	3,588	7,291	10,058

Income from continuing operations	26,674	6,875	24,507	31,382	6,875	8,059	14,934	18,441
Interest income	4,282	877	1,763	2,640	877	748	1,625	1,048
Interest expense	(10,961)	(2,166)	(13,860)	(16,026)	(2,166)	(3,800)	(5,966)	(9,701)
Other expense	(164)	(699)	(6,084)	(6,783)	(699)	(1,282)	(1,981)	(4,057)

Income from continuing operations before income taxes	19,831	4,887	6,326	11,213	4,887	3,725	8,612	5,731
Taxation	(6,042)	(1,922)	(4,247)	(6,169)	(1,922)	(1,280)	(3,202)	(2,174)
Share of net profit of equity method investments(5)	2,693	714	2,335	3,049	714	893	1,607	1,736
Minority interest in continuing operations	(253)	(21)	(125)	(146)	(21)	(1)	(22)	(335)

Net income from continuing operations	16,229	3,658	4,289	7,947	3,658	3,337	6,995	4,958
Discontinued operations
Loss from operations	(339)	—	—	—	—	—	—	—
Gain on disposal of Belize Water Services	4,135	—	—	—	—	—	—	248
Income tax (charge) credit	(1,162)	—	—	—	—	—	—	—

Net income from discontinued operations	2,634	—	—	—	—			248

Net income	$18,863	$3,658	$4,289	$7,947	$3,658	$3,337	$6,995	$5,206
Net income (loss) per share— basic and diluted(6)
Continuing operations	$(0.44)	$0.17	$0.20	$0.36	$0.17	$0.15	$0.32	$0.23
Discontinued operations	0.12	—	—	—	—	$—	$—	0.01

	$(0.32)	$0.17	$0.20	$0.36	$0.17	$0.15	$0.32	$0.24
Weighted average number of shares—basic and diluted(6)	21,849,343	21,849,343	21,849,343	21,849,343	21,849,343	21,849,343	21,849,343	21,849,343

(1)	Includes results from the sale of our interest in Belize Water Services in October 2005.

(2)	Our Panamanian project was acquired in June 2006 and is reflected in our statement of income data from June 26, 2006. Our Chinese projects were acquired in November 2006 and are reflected in our statement of income data from November 15, 2006. Pre-Heat Limited was acquired in February 2007 and is reflected in our statement of income data from February 1, 2007.

(3)	The aggregated results for the year ended March 31, 2007 and the six months ended September 30, 2006 are non-GAAP measures representing an aggregation of our audited results for the period April 1, 2006 to June 25, 2006 prior to the acquisition by Biwater of

Nuon’s 50% share in us, and our audited results for the period June 26, 2006 to March 31, 2007 and an aggregation of our unaudited results for the period April 1, 2006 to June 25, 2006 and our unaudited results for the period June 26, 2006 to September 30, 2006, respectively. This presentation provides a convenient comparison to the information relating to the prior fiscal year and the six months ended September 30, 2007. See Note 27 to our consolidated financial statements and Note 20 to our unaudited interim consolidated financial statements.

(4)	Siza Water was acquired in May 2007 and is reflected in our statement of income data from May 3, 2007.

(5)	Consists of net profit from our interests in our projects in Indonesia and The Philippines.

(6)	Basic and diluted net profit per share is computed by dividing the net profit applicable to common shares after deducting the premium on the redemption of preference shares of $25.9 million for the year ended March 31, 2006 by the weighted average number of common shares outstanding during the period. Assumes that the series of stock split and recapitalization transactions that effectively results in a 2,607-for-1 stock split occurred as of the beginning of the periods presented and that there were 21,849,343 common shares outstanding during all of the periods presented.

			As of September 30,
U.S. GAAP	As of March 31,		2007
(Dollars in thousands)	2006	2007(1)	(Unaudited)(2)

Condensed consolidated balance sheet data:
Cash and cash equivalents	$68,271	$27,194	$19,310
Total assets	404,260	493,402	521,931
Current liabilities	24,561	72,502	147,523
Long term debt, net of current portion	147,517	245,151	180,100
Minority interest	84	15,176	15,864
Shareholders’ equity	119,414	67,340	78,394

(1)	Our Panamanian project was acquired in June 2006 and is reflected in our balance sheet data as of March 31 and September 30, 2007. Our Chinese projects were acquired in November 2006 and are reflected in our balance sheet data as of March 31 and September 30, 2007. Pre-Heat Limited was acquired in February 2007 and is reflected in our balance sheet data as of March 31 and September 30, 2007.

(2)	Siza Water was acquired in May 2007 and is reflected in our balance sheet data as of September 30, 2007.

A reconciliation of the numerator for the purposes of calculating net profit per share under U.S. GAAP is as follows:

					For the	For the	Aggregated	For the
		For the	For the	Aggregated	period	period	for the	six
		period	period	for the year	April 1,	June 26,	six months	months
	Year	April 1,	June 26,	ended	2006 to	2006 to	ended	ended
U.S. GAAP	ended	2006 to	2006 to	March 31,	June 25,	September 30,	September 30,	September 30,
(Dollars	March 31,	June 25,	March 31,	2007	2006	2006	2006	2007
in thousands)	2006	2006	2007(1)	(Unaudited)(1)(2)	(Unaudited)	(Unaudited)	(Unaudited)(1)(2)	(Unaudited)(3)

Net income in accordance with U.S. GAAP	$18,863	$3,658	$4,289	$7,947	$3,658	$3,337	$6,995	$5,206
Premium on redemption of preference shares	(25,875)	—	—	—	—	—	—	—

Net income (loss) attributable to common shareholders	$(7,012)	$3,658	$4,289	$7,947	$3,658	$3,337	$6,995	$5,206

(1)	Our Panamanian project was acquired in June 2006 and is reflected in our statement of income data from June 26, 2006. Our Chinese projects were acquired in November 2006 and are reflected in our statement of income data from November 15, 2006. Pre-Heat Limited was acquired in February 2007 and is reflected in our statement of income data from February 1, 2007.

(2)	The aggregated results for the year ended March 31, 2007 and the six months ended September 30, 2006 are non-GAAP measures representing an aggregation of our audited results for the period April 1, 2006 to June 25, 2006 prior to the acquisition by Biwater of Nuon’s 50% share in us, and our audited results for the period June 26, 2006 to March 31, 2007 and an aggregation of our unaudited results for the period April 1, 2006 to June 25, 2006 and our unaudited results for the period June 26, 2006 to September 30, 2006, respectively. This presentation provides a convenient comparison to the information relating to the prior fiscal year and the six months ended September 30, 2007. See Note 27 to our consolidated financial statements and Note 20 to our unaudited interim consolidated financial statements.

(3)	Siza Water was acquired in May 2007 and is reflected in our statement of income data from May 3, 2007.

Management’s discussion and analysis of financial condition and results of operations

The following discussion contains forward-looking statements based upon our current expectations and is related to future events and our future financial performance, which involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Risk factors,” “Forward-looking statements” and “Business.”

The following discussion contains information about our results of operations, financial condition, liquidity and capital resources that we have prepared in accordance with Dutch GAAP. For a discussion of the differences between U.S. GAAP and Dutch GAAP as well as a reconciliation of our results in Dutch GAAP to U.S. GAAP, see “Reconciliation of Dutch GAAP to U.S. GAAP” below, and Note 27 to our consolidated financial statements, and Note 20 to our unaudited interim consolidated financial statements.

The comparability of our financial condition and results of operations between these historical periods was affected by the consummation of the transactions described below under “Transactions affecting comparability of periods.” You should read the following discussion in conjunction with “Unaudited pro forma condensed consolidated financial data,” “Selected consolidated financial data” and the audited and unaudited historical consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

We provide water and wastewater services to our customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. In a typical water project, we collect raw water from surface and groundwater sources, treat the water to meet the required quality standards and supply the treated water through a distribution network to our customers’ premises. In a typical wastewater project, we collect the wastewater from our customers’ premises, treat the wastewater to meet the required standards and return the treated water to the environment. We provide these services under long-term contracts or licenses that typically give us the exclusive right to provide our services within a defined territory. Our customers are predominantly homes and businesses representing a total population of approximately three million. From fiscal year 2005 to fiscal year 2007, our revenue from continuing operations increased by 32% from $92.3 million to $121.7 million and our operating profit from continuing operations increased by 48% from $24.4 million to $36.2 million.

Factors affecting our results of operations

The principal factors that affect our results of operations include:

•	Rates. The rates we charge our customers for water and wastewater services are calculated using either a formula or on a rate of return basis, depending on the project. The precise methodology used to fix and adjust rates is set forth in the long-term contract or license governing each of our operations and may also be subject to external regulation. The contracts or licenses and applicable regulations generally also set out the procedures for periodic or interim reviews of the rates that we charge our customers. Rate reviews may result in either increases or decreases in the rates we charge. For our regulated businesses in the United Kingdom, South Africa and Chile, our rates are generally set in advance for the next five-year period, subject to possible changes through interim reviews. In specific circumstances, interim determinations have been granted by the U.K. regulator when water companies’ input costs or revenue have varied by an unusually high amount during the five-year review period. The last time this happened to us was in fiscal year 2005, for which our U.K. operation was granted a 3.8% rate increase in addition to the 0.5% rate increase set at the prior five-year rate review. Rates are determined on an annual basis for our projects in Indonesia, China, The Philippines and Mexico. If the conclusion of the rate review process is delayed, we may not achieve the revenue we anticipate in any particular period.

•	Volume. Approximately 70% of our revenue in fiscal year 2007 was derived from customers whose invoices were based upon the volume of water consumed and, where relevant, the wastewater discharged for treatment. The balance of our revenue was not dependent upon volume but was principally based on the rateable value of the customers’ properties. There is a relationship between population growth and demand for water and wastewater services, so when population increases or decreases in one of our service areas then demand will generally increase or decrease. Demand for water and wastewater services is similarly influenced by macroeconomic factors such as rising standards of living, level of economic activity and urbanization. Demand also fluctuates due to seasonal influences, typically decreasing during the wetter times of the year and increasing during the drier times of the year. Therefore, demand may increase or decrease relative to historical averages when traditional weather patterns deviate from their historical cycles.

•	Electricity. The base operating costs of our business are largely fixed and substantially predictable from one period to the next. We are, however, a large consumer of electrical power, which is used to operate our treatment plants and pumping stations. Accordingly, our operating costs increase when prices of electricity for industrial users increase. In general, we must wait until the next regulatory rate review before being able to pass on some, or all, of this increased cost to our customers.

•	Regulatory changes. The provision of water and wastewater services is subject to substantial regulation. As discussed above, regulations limit the rates we may charge our customers and prescribe the conditions under which rates may be increased or decreased. Because our results of operations depend substantially on the rates that we charge our customers for water and wastewater services, changes in the regulations governing these rates may affect our results. Our operations are also subject to environmental and health and safety regulations, such as regulations governing the quality of the drinking water that we supply to our customers and the regulations governing the treated wastewater that we discharge into the environment. Compliance with these regulations imposes costs on our operations, and changes in these regulations can substantially increase or decrease these costs.

•	Acquisitions and dispositions. Our portfolio of projects may change as we acquire or develop new projects or dispose of others. These changes affect the comparability of our results of operations from period to period. Failure to acquire or develop new projects would limit our future growth.

•	Currency exchange. We report our financial results in U.S. Dollars but conduct substantially all of our business in the local currencies of the countries in which we operate. The assets and liabilities of our operations are translated at the rate of exchange prevailing at the respective fiscal year ended March 31. Exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results in the statement of income. Revenue and expenses are recognized at the average rate for the year. Therefore, our reported results of operations are affected by translation risk due to fluctuations in currency exchange rates. See Note 2 to our consolidated financial statements and Note 3 to our unaudited interim consolidated financial statements. For a table that provides the period-end and average exchange rates for our local currencies against one U.S. Dollar, see Note 4 to our consolidated financial statements, and Note 3 to our unaudited interim consolidated financial statements. Our net profit in fiscal year 2007 was adversely affected by $4.8 million due to the translation into U.S. Dollars of our British Pound sterling-denominated third-party debt, the proceeds of which were used to facilitate Biwater’s acquisition of Nuon’s interest in us. We may experience continued volatility due to the exchange rate translation effects with respect to this debt until we repay it, which we expect to do from the proceeds of this offering. See “Use of proceeds” and “— Quantitative and qualitative disclosure of market risk—Exchange rate risk.”

More detail on the factors affecting our business on a project-specific basis is provided below. For additional information regarding our projects, see “Business—Our portfolio of projects.”

•	United Kingdom. Our U.K. operations are affected by the increased demand during the summer months arising from the influx of tourists to the coastal resort town of Bournemouth and surrounding areas.

Our U.K. results of operations are also subject to costs associated with the provision of defined benefit pensions to substantially all of our U.K. employees, together with former employees and pensioners. The accounting expense recorded for providing these benefits is determined by a professionally qualified independent actuary and relies on the interaction of several key assumptions, some of which are highly susceptible to macroeconomic influences such as interest rates. See Note 13 to our consolidated financial statements and “— Critical accounting policies and estimates—Pensions” below.

Operating results in the United Kingdom are also dependent on the conclusions of the periodic review process of the U.K. regulator. The most recent periodic rate review in the United Kingdom occurred in late 2004, when Ofwat approved an average annual rate increase of 3.1% above inflation for fiscal years 2006 through 2010, with rate changes of 15.9%, 2.2% and 1.6% above inflation in fiscal years 2006, 2007 and 2008 respectively, followed by rate changes of 0.6% and 2.4% below inflation in fiscal years 2009 and 2010. The relatively large increase allowed in fiscal year 2006 reflects changes in operating costs, principally increases in the cost of energy, local taxes, abstraction charges and pension costs, and an increase in the allowed rate of return for this review period. Our next five-year periodic review in the United Kingdom is scheduled for 2009, to be effective in April 2010.

Effective February 1, 2007 we acquired Pre-Heat Limited, a gas heating installation and maintenance business that complements our existing U.K. non-regulated business.

•	South Africa. We acquired a second South African project in May 2007. Both of our South African operations are affected by the increased demand during the summer months starting in October primarily due to additional usage for watering gardens. Other factors influencing the results of operations of our Nelspruit subsidiary include our ability to progressively change the attitudes of some of our customers toward payment for the water services they receive. Many of our customers of our larger project outside the city of Nelspruit have historically been pre-disposed to not pay for utilities, but we are starting to see signs of changed attitudes due to the improvements in the quality of service, additional capital investment and more effective customer care. In Nelspruit, we also receive government grants for both operating expenses and capital expenditures, which are designed to help lower the rates charged to customers and finance the supply of water to certain low-income customers who do not have the resources to pay for water services. As a result of our first periodic review in Nelspruit in 2005, the amount of government grants we receive increased. The review also resulted in an approximately 15% increase in average rates in 2005, followed by additional annual rate increases of 3% plus inflation for the remainder of the period. Our next five-year periodic review in Nelspruit is scheduled for late 2009, to be effective in July 2010.

•	Indonesia. Our larger joint venture project in Indonesia is based on Batam Island, which has witnessed strong population growth in recent years in response to the industrialization of many areas of the island. This population growth and the additional new connections to our network have a significant effect on our revenue in Indonesia. This project has encountered significant delays in reaching an agreement on its most recent rate increase, which, coupled with cost increases due to inflation, have limited the growth of our revenue and operating profit. The rate increase has recently been approved and will be effective from January 2008.

•	China. We acquired our China projects in November 2006. Our Chinese operations are continuing to experience steady growth in the volume of water supplied, which has been driven by economic and population growth as well as the gradual closure of private wells historically used by industry. In November 2007 China Water was identified as the preferred bidder with respect to a public tender for the acquisition of a 49% interest in an existing water company in Yancheng, China that supplies a population of approximately 600,000. The remaining 51% will be held by the local municipality. The cash consideration of China Water’s bid was approximately $26.6 million. The acquisition negotiations have been completed, and if the steps required to be taken to finalize the acquisition (including obtaining applicable regulatory approvals) are successful, then China Water expects to execute the acquisition agreement and complete this transaction during the fourth quarter of our fiscal year 2008, but there can be no assurance that it will successfully complete the acquisition of this project.

•	Chile. The most recent periodic review of our regulated business in Santiago was concluded in 2005, when our rates were reduced by 2%, due to the lower cost of capital assumed by the regulator in setting rates. Rates are now subject to annual inflation increases during the current five-year rate period, which is scheduled to expire in July 2010. The results of operations located in northern Chile are influenced by the volume of treated effluent that our customer, Xstrata, purchases in a given month. The monthly volume of effluent used by Xstrata has historically been steady although it is linked to the activity levels at its copper smelting plant.

•	Panama. We acquired our Panamanian project in June 2006. In December 2006, our application for a rate increase was approved, effective as of September 1, 2006. The additional revenue generated from this rate increase has not yet been paid pending the completion of a review by our client. Our Panamanian project has benefited from a 100% tax exemption during its first five years of operation, which will be reduced to 75% in September 2007 for an additional five years and then to 50% thereafter.

•	The Philippines. Our joint venture in The Philippines has had difficulty in raising rates as a result of disputes among SBMA and Olongapo City, which are two of our three joint venture partners in this project. The resolution of most of the initial disputes, which led to rate increases in 2001, 2003 and 2004, has resulted in a material improvement in our joint venture business’s profitability. Further rate increases were approved by the regulator in July 2006 but were not implemented until January 2007 following a challenge by SBMA that was resolved in our favor through adjudication as provided for under our concession agreement. The 2007 rate application has been rejected by the regulator. See “Business—The Philippines” and “Business—Legal proceedings.”

Transactions affecting comparability of periods

The comparability of our results of operations during the periods presented has been affected by transactions that have occurred since March 31, 2004.

Mexico.  Our results of operations during the periods presented have been affected by the sale in October 2004 of our interest in our former Mexican wastewater treatment plant to our client, SEAPAL. We originally entered into a 15-year build-own-operate-transfer, or BOOT, contract, which required us to build, own and operate the plant and then to transfer ownership to our client at the end of the term of the contract. Operations commenced in February 1995. The contract anticipated increasing amounts of effluent being treated on a “take or pay” basis, which required our client to pay for the agreed-upon amount of effluent even if we treated a lesser amount. When the amount of effluent being treated did not meet expectations, our client sought to renegotiate the BOOT contract. Following negotiations, we sold the wastewater treatment plant to our client for a net cash payment of $15.8 million, plus the assignment to the purchaser of $2.7 million of debt. We recognized a profit of $12.8 million from this sale in fiscal year 2005. We were awarded a new six-year operation and maintenance contract relating to the wastewater treatment plant. Our consolidated financial statements prepared under Dutch GAAP report the former BOOT contract as a discontinued operation. See “—Overview—Subsequent event.”

United Kingdom.  On April 20, 2005, our U.K. operations borrowed £65 million ($124.4 million), the net proceeds of which we used to finance the redemption of preference shares issued by our U.K. project company and to refinance its existing term loan facilities. On February 1, 2007, we acquired 100% of Pre-Heat Limited, a business that supplies gas installation and maintenance services in the South of England and that complements our existing U.K. non-regulated business, for a total consideration of £4.6 million ($8.9 million), which consisted of initial consideration of £3.5 million ($6.9 million) plus contingent and deferred consideration of £1.0 million ($1.9 million) plus costs of £0.1 million ($0.1 million). For its fiscal year ended October 31, 2006 prior to our ownership, Pre-Heat’s revenue was $8.8 million and its operating profit was $1.4 million. The financial statements from which the revenue and operating profit were derived were prepared in accordance with U.K. GAAP. This acquisition has been accounted for as a business combination and has been included in our results of operations from February 1, 2007 and is included in our balance sheet at March 31, 2007.

Belize.  In October 2005, we sold our interest in Belize Water Services to the Government of Belize. We had initially acquired an 83% interest in Belize Water Services in 2001 and sold that interest back to the Government of Belize for a net cash payment of $14.9 million and a deferred payment in the form of four promissory notes totaling $9.9 million. In addition, we received $2.4 million from the Government of Belize as compensation for costs and $1.5 million under the terms of an arrangement we put in place to mitigate our risks associated with the project. We realized a profit, after expenses, of $3.0 million on the sale of the project. See Note 21 to our consolidated financial statements. Our consolidated financial statements prepared under Dutch GAAP report Belize Water Services as a discontinued operation.

The first two of these four promissory notes matured on October 3, 2006 and October 3, 2007, respectively, and were paid in full on time, along with payment of accrued interest on all of the notes. The next two notes mature on October 3, 2008 and October 3, 2009, respectively, and we have taken steps to mitigate our credit risk exposure to the Government of Belize with respect to 90% of the notes’ principal amount plus accrued interest. In August 2006, the Government of Belize announced its decision to seek the cooperation of its principal private-sector unsecured creditors in a restructuring of its debt, and through its financial advisors, started consultations with individual creditors. Our Belize debt was not included in these restructuring consultations. We believe we were excluded from these discussions because our debt is not in the form of government issued bonds and because our notes are secured by a pledge of shares of Belize Water Services. In February 2007, the Government of Belize completed an exchange offer pursuant to which most of Belize’s outstanding commercial indebtedness was exchanged for new U.S. Dollar-denominated bonds. Our debt was not included in the exchange offer.

Chile.  On January 2, 2006, our Chilean subsidiary, Aguas de Quetena, sold its assets pertaining to the Calama wastewater project to our client, ESSAN, for $4.8 million, resulting in a loss on disposal of $0.3 million, which is reflected in our fiscal year 2006 results of operations. This transaction resolved a dispute that started in 2005 when the wastewater flows began to regularly exceed the parties’ expectations and the project’s ability to process the wastewater. The initial contract provided for a 20-year BOOT arrangement, commencing March 2001. Revenue generated by this business in fiscal years 2005 and 2006 was $1.3 million and $1.1 million, respectively. Our consolidated financial statements prepared under Dutch GAAP do not report our former Calama wastewater project as a discontinued operation, although it would be reported as a discontinued operation under U.S. GAAP.

Nuon.  On June 26, 2006, Biwater reacquired the 50% interest in us held by Nuon, thereby becoming our sole shareholder. We incurred debt totaling £38.0 million ($69.7 million), the proceeds of which, together with another $17.3 million of our existing cash resources, were used to make an $87.0 million pro rata distribution to Biwater and Nuon that facilitated Biwater’s purchase of the shares owned by Nuon for $43.2 million. As a result of Biwater’s acquisition, we have undertaken a fair value exercise, which resulted in changes to the value of 50% of certain assets and liabilities by the difference between their fair market value as of June 26, 2006 and their book value as of that date as required under U.S. GAAP. This revaluation is for U.S. GAAP purposes only and is not accounted for under Dutch GAAP. See “Unaudited pro forma condensed consolidated financial data.”

Panama.  In June 2006, we acquired Biwater’s 100% interest in Aguas de Panama, which supplies bulk potable water in part of Panama City, for $14.3 million. For its fiscal year ended December 31, 2005 prior to our ownership, Aguas de Panama’s revenue was $6.7 million and its operating profit was $3.4 million. The financial statements from which these revenue and operating profit amounts were derived were prepared in accordance with IFRS. This acquisition has been accounted for as a transfer of a business under common control using existing carrying values and we have included it in our consolidated balance sheet and our results of operations from June 26, 2006. Biwater currently incurs the raw and auxiliary materials and other external operating costs and the staff costs associated with our Panamanian project. These costs are recharged to our Panamanian project company in accordance with the terms of an operation and maintenance sub-contract that our Panamanian project company entered into with Biwater in July 2000. The recharged amount is reported within “other operating charges” in our consolidated statements of income. Biwater and the lender to our Panamanian project company have agreed in principle to cancel the existing operation and maintenance sub-contract, after which the operating costs of the Panamanian project will be reflected in our results of operations directly as opposed to being recharged to us. We did not become the investor/operator of this project prior to Nuon’s divestiture of its interest in us because the acquisition was not compatible with Nuon’s strategy.

China.  On November 15, 2006, we acquired for a total consideration of $25.1 million an 87% interest in The China Water Company Limited, a company that we fully consolidate, and at the date of its acquisition by us owned majority interests in four water projects in China. Prior to our acquisition, China Water rationalized its portfolio by selling three projects. China Water’s revenue for its fiscal year ended December 31, 2006 from the four projects acquired by us was $7.6 million. The financial statements from which the revenue was derived were prepared in accordance with IFRS. This acquisition has been accounted for as a business combination and has been included in our results of operations from November 15, 2006 and is included in our balance sheet at March 31, 2007.

South Africa.  On May 3, 2007, we acquired a 73.4% interest in Siza Water, a water and wastewater services company in South Africa, for approximately $2.9 million. For its fiscal year ended December 31, 2006, this company’s revenue and operating profit were approximately $5.5 million and $1.3 million, respectively. The financial statements from which the revenue and operating profit were derived were prepared in accordance with South African generally accepted accounting principles, which management believes to be the same as Dutch GAAP as they relate to Siza Water. This acquisition has been accounted for as a business combination and has been included in our results of operations from May 3, 2007.

Subsequent event

After over a year of intermittent discussions we agreed to an early termination of our operation and maintenance contract in Mexico in January 2008. We do not believe that we will realize either a material gain or loss on this transaction, but the exact amount of any gain or loss will be subject to the expenses we will incur in terminating our involvement in this project. In the future, our financial statements and associated footnotes will reflect our operation and maintenance project in Mexico as a discontinued operation under Dutch GAAP and U.S. GAAP.

Critical accounting policies and estimates

We prepare our consolidated financial statements in accordance with Dutch GAAP.

As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented.

On an ongoing basis, we evaluate these estimates using historical experience, consultation with experts and other methods considered reasonable in the particular circumstances. Actual results may differ significantly from the estimates, the effect of which is recognized in the period in which the facts that give rise to the revision become known.

Our accounting policies are detailed in the notes to our consolidated financial statements. The following paragraphs detail the policies that we believe have the most significant effect on our results of operations under Dutch GAAP.

Consolidation principles

Controlled companies.  Our consolidated financial statements include companies over which we exercise direct or indirect control as a consequence of our possession of a majority of the voting rights, or whose financial and operating activities we can otherwise control through our responsibility for the conduct of their central management. In accordance with Dutch Accounting Standards Board Guidelines on Annual Reporting (GAR) 217 (revised), we fully consolidate all of our businesses except our joint ventures in Indonesia and The Philippines. Controlling interests in businesses acquired from third parties are consolidated using the purchase accounting rules contained in Dutch GAAP. The assets and liabilities acquired and non-cash consideration, if any, are accounted for at their fair values. To the extent that the fair value of the consideration exceeds those of the assets and liabilities in aggregate, goodwill is recognized. Goodwill arising on consolidation is amortized over its useful economic life, up to a maximum of 20 years. Conversely, when the fair value of the consideration is less than the assets and liabilities in aggregate, negative goodwill is recorded on the consolidated balance sheet and is amortized over its useful economic life. Acquisitions of entities under common control, such as our acquisition of Aguas de Panama, are accounted for using existing carrying values, which approach is acceptable for Dutch GAAP. The critical estimates that we are required to make involve the application of valuation principles to the assets and liabilities of the business being acquired, a process that requires specialized knowledge and techniques because underground infrastructure represents a substantial component of our asset base.

Joint ventures.  An entity qualifies as a joint venture if its participants jointly exercise control under a collaborative (joint venture) agreement. Joint control exists when none of the participants can, in substance, control the entities financial and operating policies unilaterally. However, joint control does not require a 50-50 interest. Dutch Accounting Standards Board GAR 215 permits participating interests in joint ventures to be consolidated proportionally as an alternative to using the equity method. Under the proportional consolidation method we combine our pro rata share, generally based on our ownership percentage, of each joint venture’s revenue and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in our financial statements. We proportionally consolidate our businesses in Indonesia and The Philippines. The critical judgment that we must make in this regard is the assessment of whether the criteria for demonstrating joint control are met.

Revenue recognition

We recognize revenue in the period in which the water is supplied or our services are rendered. In order to satisfy this requirement the following criteria must be met:

•	it is probable that the economic benefits of the transaction will flow to the subsidiary or joint venture concerned;

•	the revenue can be measured reliably; and

•	where applicable, the costs (both incurred to date and expected future costs) can be identified and can be measured reliably.

For our rate-regulated water and wastewater service operations, we issue bills and recognize revenue in accordance with our entitlement to receive revenue in line with the limits established by the periodic regulatory price review processes. For water and wastewater customers with water meters, the amount of the receivable billed depends upon the volume supplied, including an estimate of the sales value of units supplied between the date of the last meter reading and the end of the fiscal period. Meters are read on a cyclical basis and we recognize revenue for unbilled amounts based on estimated usage from the last billing through to the end of the fiscal period. The estimated usage is based on historical data, judgment and assumptions; actual results could differ from these estimates, which would result in revenue being adjusted in the period that the revision to the estimates is determined. For customers who do not have a meter, the amount of the receivable billed depends upon the rateable value of the property, as assessed by an independent rating officer.

Revenue received in advance of performance is recognized as deferred revenue. When performance occurs, the deferred revenue is released and simultaneously reported as revenue. This situation primarily arises in the United Kingdom, where approximately 55% of our billing for domestic customers is based on historic property values.

Grants, contributions and service connection fees receivable in respect of infrastructure assets relating to either: (i) a specific extension to the supply network, usually associated with a development of new commercial or residential property for which the subsidiary or joint venture has assumed, or will assume, an obligation to provide water and/or wastewater services; or (ii) a more general expansion of overall network capacity in light of extensions made, or being made, thereto are accounted for at fair value as deferred revenue, which amount is then credited to revenue in the statement of income on a straight line basis over a period that will match them with the costs they are intended to compensate, such period being equal to the shorter of the estimated useful economic lives of the related infrastructure assets or the remaining term of the related customer arrangement.

Bad debts

At each balance sheet date, we evaluate the collectability of trade receivables and record provisions for doubtful receivables based on experience. These provisions are based on, among other things, comparisons of the relative age of accounts and consideration of actual write-off history. The actual level of receivables collected may differ from the estimated levels of recovery, which could affect our results of operations positively or negatively. As of September 30, 2007, our gross trade receivables were $44.0 million and the provision for doubtful receivables was $2.6 million. The critical judgments that we are called upon to exercise with respect to bad debts are generally related to the circumstances surrounding the recognition of the receivable and an estimate of its collectability, which leads to our determination of the potential need to make a provision against its carrying value in our financial statements.

Long lived assets

Intangible assets and tangible fixed assets are amortized or depreciated over their useful lives. Useful lives are estimated based on management’s assessment of the period during which the assets will generate revenue and are periodically reviewed for their continued appropriateness and are adjusted as necessary. Due to the long lives of such assets, changes to their estimated useful lives can result in significant variations in the carrying value.

We critically assess the impairment of fixed assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Under Dutch GAAP, all intangible fixed assets having a useful life of more than 20 years are tested annually for impairment. Important factors that could trigger an impairment review for those assets not subject to annual testing include the following:

•	significant underperformance relative to historical or projected future results of operations;

•	significant changes in the manner of the use of the acquired assets or the strategy for the overall business; and

•	significant negative industry or economic trends.

The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent in the application of our fixed asset accounting estimates affect the amounts reported in our financial statements, especially our estimates of the expected useful economic lives and the carrying values of those assets. If our business conditions were different, or if we used different assumptions in the application of this and other accounting estimates, it is likely that materially different amounts would be reported in our financial statements.

Pensions

We operate defined benefit pension plans in the United Kingdom and much smaller similar plans in our joint venture businesses in The Philippines and Indonesia. Costs relating to these pension plans are accounted for using a method that relies on actuarial estimates and assumptions to arrive at costs and liabilities for inclusion in our financial statements. These assumptions include:

•	the discount rates used to calculate a present value of the plan’s obligations to make pension payments to its members at dates in the future;

•	assumed rates of return on the various asset categories in which the plan’s assets are invested;

•	salary increases in order to measure the expected annual earnings of members at their normal retirement dates; and

•	mortality rates as a means of estimating how long a member’s pension entitlement will need to be paid.

We review our actuarial assumptions on an annual basis and make modifications to them when we deem it appropriate to do so. While management believes that the actuarial assumptions are appropriate, any significant changes to those used in connection with the U.K. plan could materially affect both our balance sheet and statement of income and result in an increase in our statement of income charge in relation to pensions in future years, and as a consequence affect the asset or liability reflected on our balance sheet.

Our pension expenses in fiscal years 2005, 2006 and 2007 and the first six months of fiscal years 2007 and 2008 were $3.0 million, $2.1 million, $1.8 million, $0.9 million and $0.8 million, respectively. Our pension expenses in fiscal years 2006, 2007 and 2008 are based on a changed accounting policy in accordance with Dutch Accounting Standards Board GAR 271 (revised) as explained in Note 13 to our consolidated financial statements. We expect this change in accounting policy to increase the volatility of our pension costs and therefore to lead to greater period-to-period change in our staff costs.

We estimate that the effect of a 0.5% increase or decrease in the discount rate or the expected return on plan assets on our fiscal year 2007 pension expense would be $0.1 million and $0.5 million, respectively.

Deferred tax

Deferred tax assets and liabilities are recognized with respect to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements, for example as a result of different rates of depreciation being applied to tangible fixed assets for tax compliance and financial reporting purposes. Deferred tax assets and liabilities are calculated based on the tax rates in effect at the year-end date or future applicable rates, insofar as these are already decreed by law.

In this regard, we are required to make a judgment as to the value of any deferred tax assets to be recognized for loss carry-forwards. Deferred tax assets amounting to $19.0 million have been recognized on the balance sheet as of September 30, 2007. The deferred tax assets recognized in respect of tax losses are regarded as more likely than not to be recoverable against future forecast taxable profits. Deferred tax assets have not been recognized as of September 30, 2007 in respect of tax losses with a total value of $7.2 million, $4.0 million of which are Dutch losses.

We were required to revalue our deferred tax balances in China in light of new profit tax rates passed into law with the Tax Reform Act in March 2007. This had the one-time effect of increasing the net profit of China Water for the period from November 15, 2006 to March 31, 2007 by $0.9 million.

Functional currency

The functional currency of each of our subsidiaries and joint ventures is generally the currency of the country in which it operates. However, the determination of the appropriate currency requires the use of judgment and we also consider cash flow indicators, sales price indicators, sales market indicators, expense indicators, financing indicators and inter-company transactions and arrangement indicators in assessing the functional currency of our operations. As a result of this assessment, our functional currency is the U.S. Dollar and given the international nature of our operations, management has chosen the U.S. Dollar as our reporting currency.

Presentation of financial information

•	Our consolidated financial statements are prepared based on a March 31 fiscal year end. However, our operations in Indonesia, Chile and Mexico have a December 31 fiscal year end. For these entities, we have reported the results for the twelve months ended December 31 as if such twelve month period ended on the following March 31, with appropriate adjustments made for any material event that occurred subsequent to December 31 but on or prior to March 31 for each such entity. Our recently acquired operations in Panama, China and South Africa (Siza Water) also have a fiscal year end of December 31, but their results, along with the results of the Pre-Heat Limited business in the United Kingdom which had a fiscal year end of October 31, have been reflected in our consolidated financial statements based on the actual calendar months in which the results occurred following their acquisition.

•	Our participating interests in our joint ventures in Indonesia and The Philippines have been proportionally consolidated on a line-by-line basis in the statements of income and cash flows and on the balance sheet.

•	We report our financial results in U.S. Dollars but conduct substantially all of our business in the local currencies of the countries in which we operate. The assets and liabilities of our foreign operations are translated at the rate of exchange prevailing at the balance sheet date. Revenue and expenses are recognized at the average rate for the year. Therefore, our reported results of operations are affected by translation risk due to fluctuations in currency exchange rates. Transactions denominated in currencies other than the U.S. Dollar during a reporting period, such as the purchase price we paid to complete an acquisition, are recognized in our consolidated financial statements at the exchange rate in effect on the transaction date. See Note 2 to our consolidated financial statements and Note 3 to our unaudited interim consolidated financial statements.

•	We present our country-by-country comparative period information both on an “as reported” basis and on a constant exchange rate basis. The constant exchange rate basis uses the same exchange rates that were used in the later period to translate results for the earlier period. This presentation enables our management and investors to focus on the actual changes in the results of operations from period to period without the effects of exchange rates. Unless specifically stated otherwise, all of the textual discussion of our country-by-country comparative period information is presented on a constant exchange rate basis.

•	In accordance with the provisions of Dutch Accounting Standards Board GAR 271 on Employee Benefits, we have changed our accounting policy for pension obligations with effect from April 1, 2005.

•	Our discontinued operations consist of our Mexican wastewater treatment plant prior to its sale in October 2004, our interest in Belize Water Services prior to its sale in October 2005. Our consolidated financial statements prepared under Dutch GAAP do not report our former Calama wastewater project as a discontinued operation, although it was reported as a discontinued operation under U.S. GAAP.

•	Earnings per share information presented in our audited and unaudited consolidated financial statements has been calculated using a weighted average number of shares of 21,849,343 because on January 23, 2008 we completed a recapitalization and stock split that required the following steps to be carried out:

•	Issuance of remaining 11,620 authorized shares having a par value of €5 per share to our existing shareholder in exchange for cash of €58,100. This increases the total shares issued to 20,000.

•	A split of each issued share having a par value of €5 into 10 shares with a par value of €0.50, thereby increasing the number of issued shares from 20,000 with a par value of €5 to 200,000 having a par value of €0.50.

•	Issuance of 21,649,343 new shares having a par value of €0.50 each by transferring the corresponding aggregate par value from share premium to issued share capital.

The result of these steps is to have outstanding 21,849,343 shares with a par value of €0.50 each.

In addition, transfers were made from unallocated results and retained earnings to share premium in amounts of a positive $16 million and a deficit of $29 million, respectively, in order to eliminate the June 30, 2007 net deficit of $13 million.

Results of operations — Interim periods

The following table sets forth our statement of income data as a percentage of revenue for the six months ended September 30, 2006 and 2007 as well as showing the percentage change on a period-to-period basis:

	Six months		Six months
	ended		ended		Percentage
Dutch GAAP	September 30,	Percentage	September 30,	Percentage	change
(Dollars in thousands)	2006	of revenue	2007	of revenue	2006-2007

Revenue	$55,781	100.0%	$79,414	100.0%	42.4%
Raw and auxiliary materials and other external costs	9,085	16.3	15,516	19.5	70.8
Staff costs	11,115	19.9	16,793	21.1	51.1
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	8,394	15.0	11,203	14.1	33.5
(Profit)/loss on disposal of intangible and tangible fixed assets	(1)	—	12	—	n/a
Other operating charges and incremental offering-related costs(1)	10,493	18.8	15,217	19.2	45.0

Total operating expenses	39,086	70.1	58,741	74.0	50.3

Operating profit	16,695	29.9	20,673	26.0	23.8
Gain on disposal of subsidiary	—	—	248	0.3	n/a
Interest (expense)/income and exchange rate results(2)	(6,405)	(11.5)	(12,749)	(16.0)	99.0

Profit before taxation	10,290	18.4	8,172	10.3	(20.6)
Taxation	(3,613)	(6.5)	(4,251)	(5.4)	17.7
Minority interest	(22)	—	(482)	(0.6)	n/a

Net profit	$6,655	11.9%	$3,439	4.3%	(48.3)%

(1)	Other operating charges include operating lease payments, professional fees, travel expenses, management fees and bad debts.

(2)	Currency exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results line of our statement of income. See Note 2 to our consolidated financial statements.

Geographical revenue and operating profit

The following table identifies our revenue by country by dollar amount and as a percentage of total revenue for the six months ended September 30, 2006 and 2007. This table and the subsequent tables reflect the primary segments that management has identified for reporting purposes under Dutch GAAP.

	Revenue by country (as reported)
	Six		Six
	months		months
	ended		ended
Dutch GAAP	September 30,	Percentage	September 30,	Percentage
(Dollars in thousands)	2006	of revenue	2007	of revenue

United Kingdom(1)	$36,378	65.2%	$47,200	59.4%
South Africa(2)	6,669	12.0	10,375	13.1
Indonesia	5,309	9.5	5,564	7.0
China	—	—	4,848	6.1
Chile	3,269	5.9	3,737	4.7
Panama(3)	1,616	2.9	4,390	5.5
Mexico(4)	1,368	2.5	1,511	1.9
The Philippines	1,139	2.0	1,387	1.7
Holding companies	33	—	402	0.5

Total	$55,781	100.0%	$79,414	100.0%

(1)	Includes revenue attributable to our Pre-Heat Limited operations in the 2007 period.

(2)	Includes revenue attributable to our Siza Water operations from May 3, 2007, the date of its acquisition.

(3)	Represents revenue from June 26, 2006.

(4)	Represents revenue attributable to our operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to an early termination in January 2008. In the future, our financial statements will reflect this project as a discontinued operation.

The following table identifies our operating profit by country by dollar amount and as a percentage of total operating profit for the six months ended September 30, 2006 and 2007.

	Operating profit by country (as reported)
	Six		Six
	months		months
	ended	Percentage	ended	Percentage
Dutch GAAP	September 30,	of operating	September 30,	of operating
(Dollars in thousands)	2006	profit	2007	profit

United Kingdom(1)	$14,681	87.9%	$16,112	77.9%
South Africa(2)	1,256	7.5	2,935	14.2
Indonesia	1,794	10.7	1,812	8.8
China	—	—	484	2.3
Chile	(410)	(2.4)	85	0.4
Panama(3)	619	3.7	2,055	9.9
Mexico(4)	193	1.2	121	0.6
The Philippines	411	2.5	516	2.5
Holding companies	(1,849)	(11.1)	(3,447)	(16.6)

Total	$16,695	100%	$20,673	100%

(1)	Includes operating profit attributable to our Pre-Heat operations in the 2007 period.

(2)	Includes operating profit attributable to our Siza Water operations from May 3, 2007, the date of its acquisition.

(3)	Represents operating profit from June 26, 2006.

(4)	Represents operating profit attributable to our operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to an early termination in January 2008. In the future, our financial statements will reflect this project as a discontinued operation.

Six months ended September 30, 2006 compared to six months ended September 30, 2007

Revenue

		Six
	Six	months	Six
	months	ended	months	Change	Percentage
	ended	September 30,	ended	2006-	change
	September 30,	2006	September 30,	2007	2006-2007
Dutch GAAP	2006	at constant	2007	at constant	at constant
(Dollars in thousands)	as reported	exchange rates	as reported	exchange rates	exchange rates

United Kingdom(1)	$36,378	$39,583	$47,200	$7,617	19.2%
South Africa(2)	6,669	6,414	10,375	3,961	61.8
Indonesia	5,309	5,304	5,564	260	4.9
China	—	—	4,848	4,848	n/a
Chile	3,269	3,322	3,737	415	12.5
Panama(3)	1,616	1,616	4,390	2,774	171.7
Mexico(4)	1,368	1,386	1,511	125	9.0
The Philippines	1,139	1,266	1,387	121	9.6
Holding companies	33	98	402	304	310.2

Total	$55,781	$58,989	$79,414	$20,425	34.6%

Exchange rate effect		(3,208)

Total after exchange rate effect		$55,781

(1)	Includes results of operations of Pre-Heat Limited in the 2007 period.

(2)	Includes results of operations of Siza Water from May 3, 2007.

(3)	Represents results of operations from June 26, 2006.

(4)	Represents results of operations attributable to the operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to an early termination in January 2008. In the future, our financial statements will reflect our operation and maintenance contract in Mexico as a discontinued operation.

Our revenue increased by $20.4 million from the six months ended September 30, 2006 to the six months ended September 30, 2007 at constant exchange rates due primarily to our recent acquisitions.

•	United Kingdom. The $7.6 million increase was primarily due to inclusion of revenue ($4.8 million) from the non-regulated business we acquired on February 1, 2007. Our revenue also improved by $1.7 million due to the effect of our scheduled rate increase of 5.47% (1.6% plus inflation) and an increase in revenue from our existing non-regulated activities of $1.1 million, offset in part by the effects of reduced demand during the wet summer of 2007 compared to the same period in 2006.

•	South Africa. The $4.0 million increase resulted principally from the inclusion of five months of revenue (amounting to $2.7 million) from our newly acquired subsidiary. An additional $1.3 million arose from a rate increase of 7.75% implemented by our Nelspruit subsidiary with effect from August 2007, together with the full six months’ effect of the 7.5% rate increase in July 2006 and higher volumes supplied by the business as a result of new connections to the network.

•	Panama. The $2.8 million increase resulted from the inclusion of six months of results during the six months ended September 30, 2007 compared with only three months during the prior period, along with the effect of our 36% rate increase that became effective from September 1, 2006.

•	Indonesia. The $0.3 million increase was due primarily to growth in the number of connections to the network on Batam Island.

•	Holding companies. The $0.3 million increase arose largely due to a one-off credit that was granted to our Philippines joint venture during April 2006 as an adjustment of past management fees.

Raw and auxiliary materials and other external costs

		Six
	Six	months	Six
	months	ended	months		Percentage
	ended	September 30,	ended	Change	change
	September 30,	2006	September 30,	2006-2007	2006-2007
Dutch GAAP	2006	at constant	2007	at constant	at constant
(Dollars in thousands)	as reported	exchange rates	as reported	exchange rates	exchange rates

United Kingdom(1)	$5,752	$6,261	$8,828	$2,567	41.0%
South Africa(2)	752	723	2,799	2,076	287.1
Indonesia	1,432	1,430	1,378	(52)	(3.6)
China	—	—	1,137	1,137	n/a
Chile	504	512	676	164	32.0
Panama(3)	—	—	34	34	n/a
Mexico(4)	354	358	356	(2)	(0.6)
The Philippines	291	323	308	(15)	(4.6)
Holding companies	—	—	—	—	—

Total	$9,085	$9,607	$15,516	$5,909	61.5%

Exchange rate effect		(522)

Total after exchange rate effect		$9,085

(1)	Includes results of operations of Pre-Heat Limited in the 2007 period.

(2)	Includes results of operations of Siza Water from May 3, 2007.

(3)	Biwater incurs these raw and auxiliary materials and other external costs, which are recharged to us and reported within other operating charges.

(4)	Represents results of operations attributable to the operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to an early termination in January 2008. In the future, our financial statements will reflect our operation and maintenance contract in Mexico as a discontinued operation.

Our raw and auxiliary materials and other external costs increased by $5.9 million from the six months ended September 30, 2006 to the six months ended September 30, 2007 at constant exchange rates, in large part due to the recent acquisitions.

•	United Kingdom. The $2.6 million increase was primarily due to the inclusion of $1.8 million of costs from our newly acquired non-regulated business. Most of the remaining $0.8 million increase was due to greater use of sub-contracted materials and labor by our existing non-regulated business to support its higher level of activity in the six months ended September 30, 2007 and the increased cost of electricity and general cost inflation in the regulated business.

•	South Africa. The $2.1 million increase was primarily due to the inclusion of five months of costs, amounting to $1.3 million, from our newly acquired subsidiary. The balance of the overall increase, amounting to $0.8 million, is comprised of higher fuel, chemicals and power costs in the six months ended September 30, 2007 aggregating to $0.2 million, a $0.1 million net increase in charges for raw and bulk water supplied to us during prior years and approximately $0.5 million in respect of costs related to maintenance of the network and meter repairs and replacement.

•	Chile. The $0.2 million increase was primarily due to higher costs of purchasing electricity and chemicals during the six months ended September 30, 2007.

Staff costs

		Six
	Six	months	Six
	months	ended	months	Change	Percentage
	ended	September 30,	ended	2006-	change
	September 30,	2006	September 30,	2007	2006-2007
Dutch GAAP	2006	at constant	2007	at constant	at constant
(Dollars in thousands)	as reported	exchange rates	as reported	exchange rates	exchange rates

United Kingdom(1)	$5,627	$6,124	$8,675	$2,551	41.7%
South Africa(2)	1,866	1,795	2,892	1,097	61.1
Indonesia	344	343	412	69	20.1
China	—	—	1,229	1,229	n/a
Chile	821	834	647	(187)	(22.4)
Panama(3)	—	—	—	—	—
Mexico(4)	323	327	366	39	11.9
The Philippines	145	161	151	(10)	(6.2)
Holding companies	1,989	2,164	2,421	257	11.9

Total	$11,115	$11,748	$16,793	$5,045	42.9%

Exchange rate effect		(633)

Total after exchange rate effect		$11,115

(1)	Includes results of operations of Pre-Heat Limited in the 2007 period.

(2)	Includes results of operations of Siza Water from May 3, 2007.

(3)	Biwater incurs these staff costs, which are recharged to us and reported within other operating charges.

(4)	Represents results of operations attributable to the operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to an early termination in January 2008. In the future, our financial statements will reflect our operation and maintenance contract in Mexico as a discontinued operation.

Our staff costs increased by $5.0 million from the six months ended September 30, 2006 to the six months ended September 30, 2007 at constant exchange rates, primarily due to the recent acquisitions.

•	United Kingdom. The $2.6 million increase was primarily attributable to the inclusion of $2.2 million of costs from the non-regulated business we acquired in February 2007, with the balance due to salary rate increases.

•	South Africa. The $1.1 million increase was due to the inclusion of five months of costs from our newly-acquired subsidiary ($0.4 million), combined with the effect of the Nelspruit business’s annual salary increase of approximately 6%, the addition of one expatriate staff member to the Nelspruit senior management team in August 2007 and some additional costs relating to taxes and social security.

•	Holding companies. The $0.3 million increase was largely the result of additions made to our finance staff at the corporate head office in May 2007, along with the effect of the annual salary increase of approximately 4%.

•	Chile. The $0.2 million decline resulted from head-count reductions and associated severance payments made during the six months ended September 30, 2006.

Depreciation and amortization of intangible and tangible fixed assets and negative goodwill

		Six
	Six	months	Six
	months	ended	months	Change	Percentage
	ended	September 30,	ended	2006-	change
	September 30,	2006	September 30,	2007	2006-2007
Dutch GAAP	2006	at constant	2007	at constant	at constant
(Dollars in thousands)	as reported	exchange rates	as reported	exchange rates	exchange rates

United Kingdom(1)	$5,975	$6,501	$7,754	$1,253	19.3%
South Africa(2)	382	367	585	218	59.4
Indonesia	398	398	441	43	10.8
China	—	—	709	709	n/a
Chile	1,171	1,188	998	(190)	(16.0)
Panama(3)	208	208	417	209	100.5
Mexico(4)	22	22	26	4	18.2
The Philippines	74	82	104	22	26.8
Holding companies	164	167	169	2	1.2

Total	$8,394	$8,933	$11,203	$2,270	25.4%

Exchange rate effect		(539)

Total after exchange rate effect		$8,394

(1)	Includes results of operations of Pre-Heat Limited in the 2007 period.

(2)	Includes results of operations of Siza Water from May 3, 2007.

(3)	Represents results of operations from June 26, 2006.

(4)	Represents results of operations attributable to the operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to an early termination in January 2008. In the future, our financial statements will reflect our operation and maintenance contract in Mexico as a discontinued operation.

Our depreciation and amortization of intangible and tangible fixed assets and negative goodwill increased by $2.3 million from the six months ended September 30, 2006 to the six months ended September 30, 2007, at constant exchange rates, partly due to our recent acquisitions.

•	United Kingdom. The $1.3 million increase resulted from the increased depreciation resulting from the continuation of the capital investment in infrastructure and plant and equipment in line with our most recent regulatory review.

•	South Africa. The $0.3 million increase was almost entirely due to the acquisition of Siza Water on May 3, 2007.

•	Panama. The $0.2 million increase resulted from the inclusion of six months of results during the six months ended September 30, 2007 compared with only three months during the prior period.

•	Chile. The $0.2 million decrease resulted from our review of the useful lives of certain non-current assets and the related adjustment to our depreciation changes in accordance with Dutch GAAP.

Other operating charges and incremental offering-related costs

		Six
	Six	months	Six
	months	ended	months	Change	Percentage
	ended	September 30,	ended	2006-	change
	September 30,	2006	September 30,	2007	2006-2007
Dutch GAAP	2006	at constant	2007	at constant	at constant
(Dollars in thousands)	as reported	exchange rates	as reported	exchange rates	exchange rates

United Kingdom(1)	$4,337	$4,719	$5,809	$1,090	23.1%
South Africa(2)	2,414	2,322	1,165	(1,157)	(49.8)
Indonesia	1,344	1,343	1,521	178	13.3
China	—	—	1,289	1,289	n/a
Chile	1,184	1,203	1,341	138	11.5
Panama(3)	789	789	1,884	1,095	138.8
Mexico(4)	478	484	641	157	32.4
The Philippines	218	243	309	66	27.2
Holding companies	(271)	(284)	1,258	1,542	n/a

Total	$10,493	$10,819	$15,217	$4,398	40.7%

Exchange rate effect		(326)

Total after exchange rate effect		$10,493

(1)	Includes results of operations of Pre-Heat Limited in the 2007 period.

(2)	Includes results of operations of Siza Water from May 3, 2007.

(3)	Represents results of operations from June 26, 2006, and includes the direct and overhead costs relating to the project.

(4)	Represents results of operations attributable to the operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to an early termination in January 2008. In the future, our financial statements will reflect our operation and maintenance contract in Mexico as a discontinued operation.

Other operating charges increased by $4.4 million from the six months ended September 30, 2006 to the six months ended September 30, 2007 at constant exchange rates, primarily due to our recent acquisitions.

•	United Kingdom. The $1.1 million increase was partly attributable to the inclusion of the results for our newly-acquired non-regulated business ($0.4 million). The rest of the increase resulted from a $0.2 million increase in higher recruitment and marketing costs incurred by our existing non-regulated business and an increase in insurance costs of $0.2 million for our regulated water operation and $0.3 million for higher professional fees and general cost inflation.

•	Holding companies. The $1.5 million increase resulted primarily from an increase in professional advisors’ fees of $0.4 million in the six months ended September 30, 2007, along with the effect of a $1.3 million release of provisions for bad and doubtful debts in the six months ended September 30, 2006 that were recovered from our joint venture in the Philippines.

•	Panama. The $1.1 million increase was primarily due to the inclusion of six months of costs during the six months ended September 30, 2007, compared with only three months during the prior period. In addition, the six months ended September 30, 2007 includes approximately $0.3 million of additional cost accruals relating to our operation and maintenance sub-contract and management support arrangements with Biwater.

•	South Africa. The decrease of $1.2 million is principally due to the cost of writing off during the six months ended September 30, 2006 old debts that were not previously fully provided for, which accounts for approximately $1.0 million of the total decrease. The remaining decrease is largely due to savings in general administrative costs during the six months ended September 30, 2007.

Gain on disposal of subsidiary

	Six	Six
	months	months
	ended	ended
	September 30,	September 30,
Dutch GAAP	2006	2007
(Dollars in thousands)	as reported	as reported

Gain on disposal of subsidiary (pre-tax)	—	$248

This gain arose from the receipt of repayment of promissory notes issued by the Government of Belize in connection with the sale of our interest in Belize Water Services in October 2005.

Interest (expense)/income and exchange rate results

		Six
	Six	months	Six
	months	ended	months	Change	Percentage
	ended	September 30,	ended	2006-	change
	September 30,	2006	September 30,	2007	2006-2007
Dutch GAAP	2006	at constant	2007	at constant	at constant
(Dollars in thousands)	as reported	exchange rates	as reported	exchange rates	exchange rates

United Kingdom(1)	$(2,401)	$(2,613)	($3,736)	$(1,123)	43.0%
South Africa(2)	(917)	(882)	(979)	(97)	11.0
Indonesia	(80)	(80)	(42)	38	(47.5)
China	—	—	345	345	n/a
Chile	(223)	(227)	(442)	(215)	94.7
Panama(3)	(267)	(267)	(458)	(191)	71.5
Mexico(4)	3	3	21	18	600.0
The Philippines	(2)	(2)	5	7	n/a
Holding companies	(2,518)	(2,509)	(7,463)	(4,954)	197.4

Total	$(6,405)	($6,577)	$(12,749)	$(6,172)	93.8%

Exchange rate effect		172

Total after exchange rate effect		$(6,405)

(1)	Includes results of operations of Pre-Heat Limited in the 2007 period.

(2)	Includes results of operations of Siza Water from May 3, 2007.

(3)	Represents results of operations from June 26, 2006.

(4)	Represents results of operations attributable to the operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to an early termination in January 2008. In the future, our financial statements will reflect our operation and maintenance contract in Mexico as a discontinued operation.

Our interest (expense)/income and exchange rate results changed by $6.2 million from the six months ended September 30, 2006 to the six months ended September 30, 2007 at constant exchange rates.

•	Holding companies. The $5.0 million change essentially arises from borrowings in June 2006 in connection with Biwater’s acquisition of Nuon’s interest in us. The increase consists of additional foreign exchange losses of $1.8 million in connection with retranslating monetary liabilities into our reporting currency and $3.2 million of additional net interest expense.

•	United Kingdom. The $1.1 million change is primarily due to the inflation indexation applied to our U.K. subsidiary’s long term debt instrument together with lower interest income as a consequence of holding smaller average cash balances during the six months ended September 30, 2007, following the acquisition of a non-regulated business in February 2007.

•	Chile. The $0.2 million change is almost entirely due to adverse foreign exchange rate movements during the six months ended September 30, 2007 that have been partly offset by lower interest charges resulting from our repayments of principal during the six months ended September 30, 2007.

Taxation

		Six
	Six	months	Six
	months	ended	months	Change	Percentage
	ended	September 30,	ended	2006-	change
	September 30,	2006	September 30,	2007	2006-2007
Dutch GAAP	2006	at constant	2007	at constant	at constant
(Dollars in thousands)	as reported	exchange rates	as reported	exchange rates	exchange rates

Operating companies	$(4,794)	$(5,162)	$(3,958)	$1,204	23.3%
Holding companies	1,181	1,213	(293)	(1,506)	n/a

Total	$(3,613)	$(3,949)	$(4,251)	$(302)	(7.6)%

Exchange rate effect		336

Total after exchange rate effect		$(3,613)

The overall effective tax rates for the six months ended September 30, 2006 and the six months ended September 30, 2007 were 35.1% and 52.3%, respectively. The change in effective tax rate was significantly influenced by:

•	Holding companies. Cascal B.V. incurred taxable losses of approximately $8.2 million in the first six months ended September 30, 2007 that it was unable to utilize during the period due to the absence of any other income taxable in The Netherlands.

•	United Kingdom. The U.K. subsidiary’s effective tax rate was 21.2%, compared to 34.6% in the prior period. The reduction is due primarily to the recognition in the six months ended September 30, 2007 of a deferred tax credit of $1.1 million, which represents the effect on the results for this period of a total adjustment of $2.2 million that is being spread over the year ending March 31, 2008. This reflects the adjustment of the tax rate used to compute the March 31, 2007 deferred tax liability in accordance with the recently confirmed change to the standard rate of income tax in the United Kingdom from 30% to 28%, which change will take place in fiscal year 2010.

•	Chile. Our Chilean operations recorded a pre-tax loss of $0.4 million in the six months ended September 30, 2007 on which an effective tax charge of 4% has been incurred. We recognize a charge to tax despite the pre-tax loss recorded because we took a full valuation allowance against certain deferred tax assets relating to losses carried forward. At September 30, 2007, we cannot anticipate being able to utilize these losses, in part because there is no mechanism whereby the losses of one corporate entity can be offset against the taxable profits generated by its affiliates.

•	China. Our Chinese subsidiary had an aggregate tax charge of $0.1 million on a pre-tax profit of $0.8 million, and an overall effective rate of 15%, due to the relative pre-tax profits and losses of the Chinese projects and the tax rates applicable to them, combined with the tax attributes of our Cayman Island intermediate holding company that owns our interests in our Chinese projects.

•	Panama. Our Panamanian project has benefited from a 100% tax exemption during its first five years of operation, which will be reduced to 75% during 2007. The standard rate of income tax in Panama is 30%. However, dividends paid by our Panamanian subsidiary are taxed at the standard U.K. corporate tax rate upon receipt by our intermediate holding company and a tax charge has accordingly been calculated based on the amount of unremitted earnings in Panama.

Minority interest

		Six
	Six	months	Six
	months	ended	months	Change	Percentage
	ended	September 30,	ended	2006-	change
	September 30,	2006	September 30,	2007	2006-2007
Dutch GAAP	2006	at constant	2007	at constant	at constant
(Dollars in thousands)	as reported	exchange rates	as reported	exchange rates	exchange rates

South Africa	$(22)	$(21)	$(198)	$(177)	842.9%
China	—	—	(284)	(284)	n/a

Total	$(22)	$(21)	$(482)	$(461)	2,195.2%
Exchange rate effect		(1)

Total after exchange rate effect		$(22)

Minority interest increased by $0.5 million reflecting minority shareholdings in our Chinese projects, which we acquired in November 2006, along with those in both of our South African subsidiaries.

Net profit

		Six
	Six	months	Six
	months	ended	months	Change	Percentage
	ended	September 30,	ended	2006-	change
	September 30,	2006	September 30,	2007	2006-2007
Dutch GAAP	2006	at constant	2007	at constant	at constant
(Dollars in thousands)	as reported	exchange rates	as reported	exchange rates	exchange rates

United Kingdom(1)	$8,037	$8,745	$9,754	$1,009	11.5%
South Africa(2)	227	218	1,199	981	450.0
Indonesia	1,199	1,199	1,235	36	3.0
China	—	—	417	417	n/a
Chile	(513)	(520)	(371)	149	(28.7)
Panama(3)	352	352	1,597	1,245	353.7
Mexico(4)	130	131	76	(55)	(42.0)
The Philippines	410	455	486	31	6.8
Holding companies	(3,187)	(3,245)	(11,202)	(7,957)	(245.2)

Total continuing operations	$6,655	$7,335	$3,191	$(4,144)	(56.5)%
Discontinued operations— Belize	—	—	248	248	n/a

Exchange rate effect		(680)

Total after exchange rate effect		$6,655	$3,439

(1)	Includes results of operations of Pre-Heat Limited in the 2007 period.

(2)	Includes results of operations of Siza Water from May 3, 2007.

(3)	Represents results of operations from June 26, 2006.

(4)	Represents results of operations attributable to the operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to an early termination in January 2008. In the future, our financial statements will reflect our operation and maintenance contract in Mexico as a discontinued operation.

For the reasons set forth above, our net profit from operations at constant exchange rates decreased by $4.1 million.

Results of operations — fiscal year periods

The following table sets forth our statement of income data as a percentage of revenue for the periods presented as well as showing the percentage change on a year-to-year basis:

	Year		Year		Year
	ended		ended		ended		Percentage
Dutch GAAP	March 31,	Percentage	March 31,	Percentage	March 31,	Percentage	change
(Dollars in thousands)	2005	of revenue	2006	of revenue	2007	of revenue	2006-2007

Revenue	$110,919	100.0%	$110,596	100.0%	$121,703	100.0%	10.0%
Raw and auxiliary materials and other external costs	18,435	16.6	19,463	17.6	20,790	17.1	6.8
Staff costs	22,731	20.5	20,912	18.9	23,598	19.4	12.8
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	16,585	15.0	16,066	14.5	17,980	14.8	11.9
Loss/(profit) on disposal of intangible and tangible fixed assets(1)	(1,053)	0.9	201	0.2	(989)	0.8	n/a
Other operating charges(2)	24,111	21.7	22,468	20.3	23,310	19.2	3.7
Incremental offering-related costs	—	—	—	—	809	0.7	n/a

Total operating expenses	80,809	72.9	79,110	71.5	85,498	70.3	8.1

Operating profit	30,110	27.1	31,486	28.5	36,205	29.7	15.0
Gain on disposal of subsidiary(3)	12,762	11.5	4,135	3.7	—	—	—
Interest (expense)/income and exchange rate results(4)	(6,986)	6.3	(8,424)	7.6	(20,492)	16.8	143.3

Profit before taxation	35,886	32.4	27,197	24.6	15,713	12.9	(42.2)
Taxation	(6,018)	5.4	(8,199)	7.4	(6,944)	5.7	(15.3)
Minority interest	(4,066)	3.7	(378)	0.3	(753)	0.6	(99.2)

Net profit	$25,802	23.3%	$18,620	16.8%	$8,016	6.6%	(56.9)%

(1)	The profit on disposal in fiscal year 2005 arose primarily from a sale of property in the United Kingdom. The loss in fiscal year 2006 arose from the sale of our former wastewater treatment plant in Calama. The profit in fiscal year 2007 arose mainly from a $0.8 million profit realized by our U.K. subsidiary on its sale of a section of river bed.

(2)	Other operating charges include operating lease payments, professional fees, travel expenses, management fees and bad debts.

(3)	Represents the sale of our Mexican wastewater treatment plant in October 2004 and our interest in Belize Water Services in October 2005.

(4)	Currency exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results line of our statement of income. See Note 2 to our consolidated financial statements.

Geographical revenue and operating profit

The following table identifies our revenue by country by dollar amount and as a percentage of revenue from continuing operations for fiscal years 2005, 2006 and 2007. This table and the subsequent tables reflect the primary segments that management has identified for reporting purposes under Dutch GAAP. We have retrospectively identified as discontinued operations for disposal our Mexican wastewater treatment plant prior to its sale in October 2004 and our interest in Belize Water Services prior to its sale in October 2005.

	Revenue by country (as reported)
		Percentage		Percentage		Percentage
		of 2005		of 2006		of 2007
		total		total		total
		revenue		revenue		revenue
	Year ended	from	Year ended	from	Year ended	from
Dutch GAAP	March 31,	continuing	March 31,	continuing	March 31,	continuing
(Dollars in thousands)	2005	operations	2006	operations	2007	operations

United Kingdom(1)	$61,410	66.5%	$67,858	65.5%	$75,705	62.2%
South Africa	10,621	11.5	13,380	12.9	13,766	11.3
Indonesia	9,267	10.0	9,543	9.2	11,062	9.1
China(2)	—	—	—	—	2,924	2.4
Chile	6,746	7.3	6,805	6.6	6,393	5.3
Panama(3)	—	—	—	—	6,165	5.1
Mexico(4)	1,158	1.3	2,731	2.6	3,136	2.6
The Philippines	1,842	2.0	2,051	2.0	2,359	1.9
Holding companies	1,255	1.4	1,183	1.2	193	0.1

Total continuing operations	$92,299	100.0%	$103,551	100.0%	$121,703	100.0%
Discontinued operations(5)	18,620		7,045		—

Total	$110,919		$110,596		$121,703

(1)	Includes revenue attributable to our Pre-Heat Limited operations from February 1, 2007, the date of acquisition.

(2)	Represents revenue from November 15, 2006, the date of acquisition.

(3)	Represents revenue from June 26, 2006.

(4)	Represents revenue attributable to the operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to an early termination in January 2008. In the future, our financial statements will reflect our operation and maintenance contract in Mexico as a discontinued operation.

(5)	Represents revenue from our Mexican wastewater treatment plant prior to its sale in October 2004 and our interest in Belize Water Services prior to its sale in October 2005.

The following table identifies our operating profit by country by dollar amount and as a percentage of operating profit from continuing operations for fiscal years 2005, 2006 and 2007.

	Operating profit by country (as reported)
		Percentage		Percentage		Percentage
		of 2005 total		of 2006 total		of 2007 total
		operating		operating		operating
		profit		profit		profit
	Year ended	from	Year ended	from	Year ended	from
Dutch GAAP	March 31,	continuing	March 31,	continuing	March 31,	continuing
(Dollars in thousands)	2005	operations	2006	operations	2007	operations

United Kingdom(1)	$20,822	85.5%	$24,922	84.6%	$29,264	80.8%
South Africa	2,329	9.6	2,764	9.4	3,756	10.4
Indonesia	3,339	13.7	3,112	10.6	3,515	9.7
China(2)	—	—	—	—	318	0.9
Chile	755	3.0	(739)	(2.5)	(488)	(1.4)
Panama(3)	—	—	—	—	3,071	8.5
Mexico(4)	(159)	(0.7)	476	1.6	470	1.3
The Philippines	545	2.2	497	1.7	915	2.5
Holding companies	(3,264)	(13.3)	(1,588)	(5.4)	(4,616)	(12.7)

Total continuing operations	$24,367	100.0%	$29,444	100.0%	$36,205	100.0%
Discontinued operations(5)	5,743		2,042		—

Total	$30,110		$31,486		$36,205

(1)	Includes operating profit attributable to our Pre-Heat Limited operations from February 1, 2007, the date of acquisition.

(2)	Represents operating profit from November 15, 2006, the date of acquisition.

(3)	Represents operating profit from June 26, 2006.

(4)	Represents operating profit attributable to the operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to an early termination in January 2008. In the future, our financial statements will reflect our operation and maintenance contract in Mexico as a discontinued operation.

(5)	Represents operating profit from our Mexican wastewater treatment plant prior to its sale in October 2004 and our interest in Belize Water Services prior to its sale in October 2005.

Fiscal year 2006 compared to fiscal year 2007

Revenue

		Year ended			Percentage
		March 31,		Change	change
	Year ended	2006 at	Year ended	2006-2007	2006-2007
	March 31,	constant	March 31,	at constant	at constant
Dutch GAAP	2006 as	exchange	2007 as	exchange	exchange
(Dollars in thousands)	reported	rates	reported	rates	rates

United Kingdom(1)	$67,858	$71,911	$75,705	$3,794	5.3%
South Africa	13,380	12,202	13,766	1,564	12.8
Indonesia	9,543	10,172	11,062	890	8.7
China(2)	—	—	2,924	2,924	n/a
Chile	6,805	6,971	6,393	(578)	(8.3)
Panama(3)	—	—	6,165	6,165	n/a
Mexico(4)	2,731	2,671	3,136	465	17.4
The Philippines	2,051	2,205	2,359	154	7.0
Holding companies	1,183	1,444	193	(1,251)	(86.6)

Total continuing operations	$103,551	$107,576	$121,703	$14,127	13.1%

Discontinued operations−Belize	7,045	7,045

Exchange rate effect		(4,025)

Total	$110,596	$110,596	$121,703

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Represents results of operations from November 15, 2006.

(3)	Represents results of operations from June 26, 2006.

(4)	Represents results of operations attributable to the operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to an early termination in January 2008. In the future, our financial statements will reflect our operation and maintenance contract in Mexico as a discontinued operation.

Our revenue from continuing operations increased by $14.1 million from fiscal year 2006 to fiscal year 2007 at constant exchange rates due primarily to our acquisitions of projects in Panama on June 26, 2006 and in China on November 15, 2006.

•	United Kingdom. The $3.8 million increase resulted primarily from two months of revenue ($1.6 million) from our newly acquired non-regulated business and an increase in revenue from our existing non-regulated activities of $1.6 million. Our revenue also improved by $0.4 million due to the effect of our scheduled rate increase of 4.63% (2.2% plus inflation). The effect of the rate increase was substantially offset by lower demand from metered customers in response to national media coverage of drought conditions outside our service area. The percentage increase in revenue was also reduced by flat revenue from our largest industrial customer, which represented 9% of our U.K. revenue in fiscal year 2007.

•	South Africa. The $1.6 million increase resulted from a rate increase of 7.5%, effective July 2006, together with higher volume resulting from new connections to the network.

•	Indonesia. The $0.9 million increase was due primarily to population growth, as the number of connections to the network on Batam Island continued to increase at a rate of approximately 1,000 per month during fiscal year 2007.

•	Mexico. The $0.5 million increase was primarily due to higher rechargeable costs incurred on behalf of the client as a result of higher maintenance costs for machinery and parts.

•	Holding companies. The $1.3 million decrease was due to a partial credit for past management fees granted to our Philippines joint venture, together with a decline in the amount of work undertaken by our management for Biwater.

•	Chile. The $0.6 million decrease was primarily due to the sale of our former Calama wastewater project effective as of the end of fiscal year 2006 offset in part by increased revenues earned by our businesses in Santiago.

Raw and auxiliary materials and other external costs

		Year ended			Percentage
		March 31,		Change	change
	Year ended	2006 at	Year ended	2006-2007	2006-2007
	March 31,	constant	March 31,	at constant	at constant
Dutch GAAP	2006 as	exchange	2007 as	exchange	exchange
(Dollars in thousands)	reported	rates	reported	rates	rates

United Kingdom(1)	$10,516	$11,144	$12,769	$1,625	14.6%
South Africa	2,889	2,634	2,110	(524)	(19.9)
Indonesia	2,319	2,472	2,821	349	14.1
China(2)	—	—	803	803	n/a
Chile	1,249	1,280	1,033	(247)	(19.3)
Panama(3)	—	—	—	—	n/a
Mexico(4)	713	698	701	3	0.4
The Philippines	518	557	553	(4)	(0.7)
Holding companies	—	—	—	—	n/a

Total continuing operations	$18,204	$18,785	$20,790	$2,005	10.7%

Discontinued operations—Belize	1,259	1,259

Exchange rate effect		(581)

Total	$19,463	$19,463	$20,790

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Represents results of operations from November 15, 2006.

(3)	Biwater incurs these raw and auxiliary materials and other external costs, which are recharged to us and reported within other operating charges.

(4)	Represents results of operations attributable to the operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to an early termination in January 2008. In the future, our financial statements will reflect our operation and maintenance contract in Mexico as a discontinued operation.

Our raw and auxiliary materials and other external costs from continuing operations increased by $2.0 million at constant exchange rates, in part due to the acquisition of our China project on November 15, 2006.

•	United Kingdom. The $1.6 million increase consisted of $1.9 million of higher costs, mainly attributable to increased costs in the non-regulated businesses of $1.1 million that are commensurate with the higher non-regulated business revenue together with general cost inflation. The effect of these increases was partially offset by a $0.3 million savings in electricity costs.

•	Indonesia. The $0.3 million increase was due to a $0.4 million increase in the cost of electricity, offset in part by savings in the costs of chemicals.

•	South Africa. The $0.5 million decrease was principally due to a release during fiscal year 2007 of accruals of $1.2 million as a result of an agreement to reduce charges for raw and bulk water supplied by the local government for the current and prior periods, offset in part by increases driven by growth in customers and volume of water supplied.

•	Chile. The $0.2 million decrease was primarily due to the sale of our former Calama wastewater project at the end of fiscal year 2006.

Staff costs

		Year ended			Percentage
		March 31,		Change	change
	Year ended	2006 at	Year ended	2006-2007	2006-2007
	March 31,	constant	March 31,	at constant	at constant
Dutch GAAP	2006 as	exchange	2007 as	exchange	exchange
(Dollars in thousands)	reported	rates	reported	rates	rates

United Kingdom(1)	$10,479	$11,106	$12,267	$1,161	10.5%
South Africa	3,674	3,351	3,686	335	10.0
Indonesia	692	738	821	83	11.2
China(2)	—	—	907	907	n/a
Chile	1,204	1,233	1,461	228	18.5
Panama(3)	—	—	—	—	n/a
Mexico(4)	651	637	660	23	3.6
The Philippines	256	275	268	(7)	(2.5)
Holding companies	2,718	2,871	3,528	656	22.8

Total continuing operations	$19,674	$20,211	$23,598	$3,386	16.8%

Discontinued operations—Belize	1,238	1,238

Exchange rate effect		(537)

Total	$20,912	$20,912	$23,598

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Represents results of operations from November 15, 2006.

(3)	Biwater incurs these staff costs, which are recharged to us and reported within other operating charges.

(4)	Represents results of operations attributable to the operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to an early termination in January 2008. In the future, our financial statements will reflect our operation and maintenance contract in Mexico as a discontinued operation.

Our staff costs from continuing operations increased by $3.4 million from fiscal year 2006 to fiscal year 2007 at constant exchange rates.

•	United Kingdom. The $1.2 million increase was attributable to the annual salary review together with $0.6 million of staff costs related to our recently acquired non-regulated business.

•	Holding companies. In addition to the effect of the annual salary review, the increase of $0.7 million was attributable to head count increases in business development and finance following Biwater’s acquisition of Nuon’s interest in us in June 2006.

•	South Africa. The $0.3 million increase was primarily due to a small increase in head count, together with an annual salary review increase of 6%.

•	Chile. The $0.2 million increase was primarily due to the full year effect of the appointment of an expatriate chief executive officer in fiscal year 2006.

Depreciation and amortization of intangible and tangible fixed assets and negative goodwill

Dutch GAAP		Year ended			Percentage
		March 31,		Change	change
	Year ended	2006 at	Year ended	2006-2007	2006-2007
	March 31,	constant	March 31,	at constant	at constant
	2006 as	exchange	2007 as	exchange	exchange
(Dollars in thousands)	reported	rates	reported	rates	rates

United Kingdom(1)	$11,468	$12,153	$12,590	$437	3.6%
South Africa	782	713	801	88	12.3
Indonesia	600	640	860	220	34.4
China(2)	—	—	456	456	n/a
Chile	2,046	2,096	2,101	5	0.2
Panama(3)	—	—	625	625	n/a
Mexico(4)	38	38	48	10	26.3
The Philippines	131	141	171	30	21.3
Holding companies	327	325	328	3	0.9

Total continuing operations	$15,392	$16,106	$17,980	$1,874	11.6%

Discontinued operations—Belize	674	674

Exchange rate effect		(714)

Total	$16,066	$16,066	$17,980

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Represents results of operations from November 15, 2006.

(3)	Represents results of operations from June 26, 2006.

(4)	Represents results of operations attributable to the operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to an early termination in January 2008. In the future, our financial statements will reflect our operation and maintenance contract in Mexico as a discontinued operation.

Our depreciation and amortization of intangible and tangible fixed assets and negative goodwill from continuing operations increased by $1.9 million from fiscal year 2006 to fiscal year 2007 at constant exchange rates, primarily due to the acquisition of our Panamanian project effective from June 26, 2006 and our China project on November 15, 2006.

•	United Kingdom. The $0.4 million increase resulted from the increased depreciation resulting from the continuation of the capital investment in infrastructure and plant and equipment in line with our most recent regulatory review.

•	Indonesia. The $0.2 million increase resulted from additional water treatment and storage capacity placed into service during fiscal year 2007.

Loss/(profit) on disposal of intangible and tangible fixed assets

		Year ended			Percentage
		March 31,		Change	change
	Year ended	2006 at	Year ended	2006-2007	2006-2007
	March 31,	constant	March 31,	at constant	at constant
Dutch GAAP	2006 as	exchange	2007 as	exchange	exchange
(Dollars in thousands)	reported	rates	reported	rates	rates

United Kingdom(1)	$(41)	$(43)	$(981)	$(938)	2,181.4%
Indonesia	(2)	(2)	(9)	(7)	350.0
China(2)	—	—	3	3	n/a
Chile	244	249	(2)	(251)	n/a
Others(3)	1	1	—	(1)	n/a

Total continuing operations	$202	$205	$(989)	(1,194)	n/a

Discontinued operations — Belize	(1)	(1)

Exchange rate effect		(3)

Total	$201	$201	$(989)

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Represents results of operations from November 15, 2006.

(3)	Includes results of operations from June 26, 2006.

Our profit on disposal of intangible and tangible fixed assets from continuing operations increased by $1.2 million compared with the prior period due mainly to profits realized by our U.K. subsidiary on its sale of a section of river bed, which generated a profit of $0.8 million. The loss on disposal recorded in Chile in fiscal year 2006 arose from the sale of our former wastewater treatment plant in Calama.

Other operating charges and incremental offering-related costs

Dutch GAAP		Year ended			Percentage
		March 31,		Change	change
	Year ended	2006 at	Year ended	2006-2007	2006-2007
	March 31,	constant	March 31,	at constant	at constant
	2006 as	exchange	2007 as	exchange	exchange
(Dollars in thousands)	reported	rates	reported	rates	rates

United Kingdom(1)	$10,514	$11,142	$9,796	$(1,346)	(12.1)%
South Africa	3,272	2,984	3,413	429	14.4
Indonesia	2,820	3,006	3,054	48	1.6
China(2)	—	—	437	437	n/a
Chile	2,802	2,870	2,288	(582)	(20.3)
Panama(3)	—	—	2,469	2,469	n/a
Mexico(4)	850	832	1,257	425	51.1
The Philippines	648	697	452	(245)	(35.2)
Holding companies	(271)	(198)	953	1,151	n/a

Total continuing operations	$20,635	$21,333	$24,119	$2,786	13.1%

Discontinued operations—Belize	1,833	1,833

Exchange rate effect		(698)

Total	$22,468	$22,468	$24,119

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Represents results of operations from November 15, 2006.

(3)	Represents results of operations from June 26, 2006, and includes the direct and overhead costs relating to the project.

(4)	Represents results of operations attributable to the operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to an early termination in January 2008. In the future, our financial statements will reflect our operation and maintenance contract in Mexico as a discontinued operation.

Our other operating charges from continuing operations and incremental offering-related costs increased by $2.8 million from fiscal year 2006 to fiscal year 2007 at constant exchange rates primarily due to expenses relating to this offering and the acquisition of our Panamanian project on June 26, 2006 and our China project on November 15, 2006. Other operating charges in the rest of our business were essentially flat on an aggregate basis between these two periods.

•	United Kingdom. The $1.3 million decrease was primarily due to savings in professional fees of $0.8 million incurred in the prior period and general overhead cost reductions of $0.5 million. The professional fee savings are linked to the refinancing of our U.K. project company’s preference shares that was completed during fiscal year 2006.

•	Holding companies. The $1.2 million increase arose from a combination of professional advisors’ fees of $1.1 million, of which $0.8 million were incremental offering-related costs, and business development costs of $0.5 million, offset in part by the incremental release of $0.3 million of provisions for bad debts that were recovered from our joint venture in The Philippines.

•	Chile: The $0.6 million decrease was primarily due to the sale of our former Calama wastewater project at the end of fiscal year 2006, with the largest savings in the category of professional fees.

•	South Africa. The $0.4 million increase was primarily due to general inflationary increases together with the cost of completing a review of and providing for old debts in fiscal year 2007.

•	Mexico. The $0.4 million increase is consistent with, and related to, the increase in revenue for the same period as a result of higher maintenance costs for machinery and parts for the wastewater treatment plant that were recharged to our client.

Gain on disposal of subsidiary

Percentage
		Year ended			change
	Year ended	March 31,	Year ended	Change	2006-2007
	March 31,	2006 at	March 31,	2006-2007	at constant
	2006 as	constant	2007 as	at constant	exchange
(Dollars in thousands)	reported	rates	reported	rates	rates

Holding companies	$4,135	$4,135	—	$(4,135)	n/a

Total	$4,135	$4,135	—

The gain on disposal of subsidiary recorded in fiscal year 2006 arose from the sale of our shares in Belize Water Services.

Interest (expense)/income and exchange rate results

Dutch GAAP		Year ended			Percentage
		March 31,		Change	change
	Year ended	2006 at	Year ended	2006-2007	2006-2007
	March 31,	constant	March 31,	at constant	at constant
	2006 as	exchange	2007 as	exchange	exchange
(Dollars in thousands)	reported	rates	reported	rates	rates

United Kingdom(1)	$(6,356)	$(6,735)	$(7,321)	$(586)	8.7%
South Africa	(1,441)	(1,314)	(1,547)	(233)	17.7
Indonesia	(19)	(20)	(119)	(99)	495.0
China(2)	—	—	90	90	n/a
Chile	(1,229)	(1,259)	(1,188)	71	(5.6)
Panama(3)	—	—	(756)	(756)	n/a
Mexico(4)	24	23	14	(9)	(39.1)
The Philippines	38	41	(200)	(241)	n/a
Holding companies	1,879	1,892	(9,465)	(11,357)	n/a

Total continuing operations	$(7,104)	$(7,372)	$(20,492)	$(13,120)	178.0%

Discontinued operations—Belize	(1,320)	(1,321)

Exchange rate effect		269

Total	$(8,424)	$(8,424)	$(20,492)

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Represents results of operations from November 15, 2006.

(3)	Represents results of operations from June 26, 2006.

(4)	Represents results of operations attributable to the operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to an early termination in January 2008. In the future, our financial statements will reflect our operation and maintenance contract in Mexico as a discontinued operation.

Our interest (expense)/income and exchange rate results from continuing operations changed by $13.1 million from fiscal year 2006 to fiscal year 2007 at constant exchange rates.

•	Holding companies. The $11.4 million change essentially arises from foreign exchange losses of $6.5 million in connection with retranslating monetary liabilities into our reporting currency and $4.9 million of additional interest expense. Of the $6.5 million, $4.8 million of the foreign exchange effect arises from the borrowings in June 2006 in connection with Biwater’s acquisition of Nuon’s interest in us.

•	United Kingdom. The $0.6 million change is primarily due to the indexation applied to our U.K. long-term debt instrument. The indexation is a function of U.K. price inflation, which increased in fiscal year 2007. See “—Credit arrangements and loan facilities—United Kingdom.”

•	South Africa. The $0.2 million change is due to interest incurred on inter-company loans for the first time in fiscal year 2007, offset by a reduction in interest paid on the external borrowings, which amortized further during the year.

•	The Philippines. In April 2006 our joint venture agreed to the terms of an amended infrastructure lease with one of its clients. Under the terms of the amended arrangement it was agreed that an amount of interest on arrears of lease rentals could be charged; this interest accounts for the $0.2 million change.

Taxation

					Percentage
		Year ended			change
	Year ended	March 31,	Year ended	Change	2006-2007
	March 31,	2006 at	March 31,	2006-2007	at constant
Dutch GAAP	2006 as	constant	2007 as	at constant	exchange
(Dollars in thousands)	reported	rates	reported	rates	rates

Operating companies	$(6,914)	$(7,260)	$(7,780)	$(520)	(7.2)%
Holding companies	(123)	(123)	836	959	n/a

Total continuing operations	$(7,037)	$(7,383)	$(6,944)	$439	5.9%

Discontinued operations—Belize	(1,162)	(1,162)		1,162

Exchange rate effect		346

Total	$(8,199)	$(8,199)	$(6,944)

The overall effective tax rates for fiscal years 2006 and 2007 were 30.1% and 44.2%, respectively.

The fiscal year 2007 rate was significantly influenced by:

•	United Kingdom. The U.K. subsidiary’s effective tax rate was 29.7%, which included an amount of $0.1 million (0.3%) with respect to prior periods.

•	Holding companies. Cascal B.V. incurred taxable losses of approximately $11.5 million in fiscal year 2007 of which it was only able to utilize $6.7 million during the period due to the absence of any other income taxable in The Netherlands.

•	Chile. Our Chilean operations recorded a pre-tax loss of $1.7 million in fiscal year 2007 on which a tax charge of $0.5 million has been incurred. This high tax burden resulted from fully providing in fiscal year 2007 for a deferred tax asset previously recognized together with the absence of a mechanism whereby the losses in one corporate entity can be offset against the taxable profits generated by its affiliates.

•	China. Our Chinese subsidiary had an aggregate tax credit of $1.1 million on a pre-tax profit of $0.4 million due to revaluation of deferred tax balances resulting from the change in profit tax rates set out in the China’s 2007 Tax Reform Act.

•	Panama. Our Panamanian project has benefited from a 100% tax exemption during its first five years of operation, which will be reduced to 75% during 2007. The standard rate of income tax in Panama is 30%. However, the dividend of $2.5 million that our Panamanian subsidiary paid during fiscal year 2007 is taxed at the standard U.K. corporate tax rate upon receipt by our intermediate holding company.

Minority interest

					Percentage
		Year ended			change
	Year ended	March 31,	Year ended	Change	2006-2007
	March 31,	2006 at	March 31,	2006-2007	at constant
Dutch GAAP	2006 as	constant	2007 as	at constant	exchange
(Dollars in thousands)	reported	rates	reported	rates	rates

United Kingdom	$(171)	$(181)	$—	$181	n/a
South Africa	(82)	(74)	(185)	(111)	(150.0)%
China(1)			(568)	(568)	n/a

Total continuing operations	$(253)	$(255)	$(753)	$(498)	(195.3)%

Discontinued operations—Belize	(125)	(125)

Exchange rate effect		2

Total	$(378)	$(378)	$(753)

(1)	Represents the results of operations from November 15, 2006.

Minority interest from continuing operations decreased following our U.K. subsidiary’s redemption of £25 million of its 8.5% cumulative preference shares in April 2005. Following that redemption, the only adjustment for minority interest from continuing operations was to account for the 10% minority interest in our Nelspruit project and the minority interests in our Chinese projects acquired in November 2006.

Net profit

					Percentage
		Year ended			change
	Year ended	March 31,	Year ended	Change	2006-2007
	March 31,	2006 at	March 31,	2006-2007	at constant
Dutch GAAP	2006 as	constant	2007 as	at constant	exchange
(Dollars in thousands)	reported	rates	reported	rates	rates

United Kingdom(1)	$12,944	$13,718	$15,425	$1,707	12.4%
South Africa	831	759	1,411	652	85.9
Indonesia	2,157	2,299	2,350	51	2.2
China(2)	—	—	956	956	n/a
Chile	(1,941)	(1,989)	(2,198)	(209)	(10.5)
Panama(3)	—	—	2,315	2,315	n/a
Mexico(4)	356	348	346	(2)	(0.6)
The Philippines	535	576	655	79	13.7
Holding companies	168	213	(13,244)	(13,457)	n/a

Total continuing operations	$15,050	$15,924	$8,016	$(7,908)	(49.7)%

Discontinued operations—Belize	3,570	3,570

Exchange rate effect		(874)

Total	$18,620	$18,620	$8,016

(1)	Includes results of operations of Pre-Heat Limited from February 1, 2007.

(2)	Represents results of operations from November 15, 2006.

(3)	Represents results of operations from June 26, 2006.

(4)	Represents results of operations attributable to the operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to an early termination in January 2008. In the future, our financial statements will reflect our operation and maintenance contract in Mexico as a discontinued operation.

For the reasons set forth above, our net profit from continuing operations at constant exchange rates decreased by $7.9 million.

Fiscal year 2005 compared to fiscal year 2006

Revenue

Dutch GAAP
		Year ended			Percentage
		March 31,		Change	change
	Year ended	2005 at	Year ended	2005-2006	2005-2006
	March 31,	constant	March 31,	at constant	at constant
	2005 as	exchange	2006 as	exchange	exchange
(Dollars in thousands)	reported	rates	reported	rates	rates

United Kingdom	$61,410	$59,253	$67,858	$8,605	14.5%
South Africa	10,621	10,329	13,380	3,051	29.5
Indonesia	9,267	8,749	9,543	794	9.1
Chile	6,746	7,481	6,805	(676)	(9.0)
Mexico(1)	1,158	1,221	2,731	1,510	123.7
The Philippines	1,842	1,896	2,051	155	8.2
Holding companies	1,255	1,039	1,183	144	13.9

Total continuing operations	$92,299	$89,968	$103,551	$13,583	15.1%

Discontinued operations	18,620	18,945	7,045

Exchange rate effect		2,006

Total	$110,919	$110,919	$110,596

(1)	Represents results of operations attributable to the operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to an early termination in January 2008. In the future, our financial statements will reflect our operation and maintenance contract in Mexico as a discontinued operation.

Our revenue from continuing operations increased by $13.6 million from fiscal year 2005 to fiscal year 2006 at constant exchange rates due primarily to increased revenue from our U.K., South African, Mexican and Indonesian operations, and partially offset by decreased revenue from our Chilean operations.

•	United Kingdom. The $8.6 million increase resulted primarily from the periodic review undertaken by the independent regulator for the five-year period commencing April 1, 2005. At the conclusion of the review, our U.K. subsidiary was awarded a rate increase of 15.9% plus inflation of 3.45% for our regulated activities, which went into effect on April 1, 2005. The effect of this rate increase was partially offset by a reduction in demand of approximately 4% from our metered domestic customers as compared to higher demand levels due to the hot and dry summer during fiscal year 2005. The effect of the rate increase was also reduced by the smaller increase, equal to inflation less 0.5%, in the rate we charged our largest industrial customer, which represented 9% of our fiscal year 2006 U.K. revenue. Revenue from our non-regulated activities increased by 8.8% and represented 8% of our fiscal year 2006 U.K. revenue.

•	South Africa. The $3.1 million increase was due to a combination of the full-year effect of the 15% increase in average rates that became effective in January 2005, the annual rate adjustment of 4% that became effective in July 2005, additional customer connections and increased volumes (approximately 8%), and increased grant funding received from the government.

•	Mexico. The $1.5 million increase was due primarily to the full-year effect of the operation and maintenance contract that commenced in October 2004.

•	Indonesia. The $0.8 million increase was due principally to population growth, which resulted in a 15% increase in the number of connections served by our joint venture company ATB.

•	Chile. The $0.7 million decrease from our Chilean subsidiaries consisted of $0.4 million related to our receipt of payment in connection with the termination of a long-term contract in fiscal year 2005, and $0.2 million related to our business in Calama, which we sold to our client effective as of the end of fiscal year 2006.

Raw and auxiliary materials and other external costs

Dutch GAAP
		Year ended			Percentage
		March 31,		Change	change
	Year ended	2005 at	Year ended	2005-2006	2005-2006
	March 31,	constant	March 31,	at constant	at constant
	2005 as	exchange	2006 as	exchange	exchange
(Dollars in thousands)	reported	rates	reported	rates	rates

United Kingdom	$10,181	$9,823	$10,516	$693	7.1%
South Africa	2,139	2,082	2,889	807	38.8
Indonesia	2,201	2,078	2,319	241	11.6
Chile	840	931	1,249	318	34.2
Mexico(1)	196	206	713	507	246.1
The Philippines	390	401	518	117	29.2
Holding companies	—	—	—	—	—

Total continuing operations	$15,947	$15,521	$18,204	$2,683	17.3%

Discontinued operations	2,488	2,509	1,259

Exchange rate effect		405

Total	$18,435	$18,435	$19,463

(1)	Represents results of operations attributable to the operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to an early termination in January 2008. In the future, our financial statements will reflect our operation and maintenance contract in Mexico as a discontinued operation.

The largest components within the total increase from continuing operations of $2.7 million from fiscal year 2005 to fiscal year 2006 at constant exchange rates were electricity costs and increased costs in South Africa and Mexico.

•	South Africa. The $0.8 million increase was due to a combination of a $0.4 million increase in electricity costs, a $0.3 million increase in meter replacement, fuel and security costs and a $0.1 million increase in chemical costs for use in the treatment process.

•	United Kingdom. The $0.7 million increase was primarily due to a $0.9 million increase in electricity costs, as well as general costs driven by inflation, and was offset in part by efficiency savings such as a $0.1 million decrease in chemical costs.

•	Mexico. The $0.5 million increase was attributable to the full-year effect of the operation and maintenance contract that commenced in October 2004.

•	Chile. The $0.3 million increase was primarily due to a $0.2 million increase in electricity costs and an increase in chemical costs arising from additional chemicals used at our plant in Calama due to higher volume levels.

Staff costs

Dutch GAAP
		Year ended			Percentage
		March 31,		Change	change
	Year ended	2005 at	Year ended	2005-2006	2005-2006
	March 31,	constant	March 31,	at constant	at constant
	2005 as	exchange	2006 as	exchange	exchange
(Dollars in thousands)	reported	rates	reported	rates	rates

United Kingdom	$10,862	$10,479	$10,479	$—	0.0%
South Africa	3,331	3,239	3,674	435	13.4
Indonesia	810	765	692	(73)	(9.5)
Chile	929	1,030	1,204	174	16.9
Mexico(1)	352	371	651	280	75.5
The Philippines	248	256	256	—	0.0
Holding companies	3,484	3,365	2,718	(647)	(19.2)

Total continuing operations	$20,016	$19,505	$19,674	$169	0.9%

Discontinued operations	2,715	2,734	1,238

Exchange rate effect		492

Total	$22,731	$22,731	$20,912

(1)	Represents results of operations attributable to the operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to an early termination in January 2008. In the future, our financial statements will reflect our operation and maintenance contract in Mexico as a discontinued operation.

Our staff costs from continuing operations increased $0.2 million from fiscal year 2005 to fiscal year 2006 at constant exchange rates.

•	South Africa. The $0.4 million increase in South Africa was caused primarily by an average increase of 13 full-time employees aimed at improving our quality of service, together with an annual salary review increase of 6%.

•	Mexico. The $0.3 million increase was attributable to the full-year effect of the operation and maintenance contract that commenced in October 2004.

•	Chile. The $0.2 million increase was primarily due to increased salary expense resulting from the appointment of an expatriate CEO in October 2005.

•	Holding companies. The $0.6 million decrease was due to a $0.4 million reduction in pension expenses following implementation of the above mentioned changed accounting policy and a $0.2 million severance payment made to a former senior executive during fiscal year 2005.

Depreciation and amortization of intangible and tangible fixed assets and negative goodwill

Dutch GAAP
		Year ended			Percentage
		March 31,		Change	change
	Year ended	2005 at	Year ended	2005-2006	2005-2006
	March 31,	constant	March 31,	at constant	at constant
	2005 as	exchange	2006 as	exchange	exchange
(Dollars in thousands)	reported	rates	reported	rates	rates

United Kingdom	$11,056	$10,697	$11,468	$771	7.2%
South Africa	718	698	782	84	12.0
Indonesia	601	568	600	32	5.6
Chile	1,792	1,988	2,046	58	2.9
Mexico(1)	12	13	38	25	192.3
The Philippines	100	103	131	28	27.2
Holding companies	331	330	327	(3)	(0.9)

Total continuing operations	$14,610	$14,397	$15,392	$995	6.9%

Discontinued operations	1,975	2,008	674

Exchange rate effect		180

Total	$16,585	$16,585	$16,066

(1)	Represents results of operations attributable to the operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to an early termination in January 2008. In the future, our financial statements will reflect our operation and maintenance contract in Mexico as a discontinued operation.

Our depreciation and amortization of intangible and tangible fixed assets and negative goodwill from continuing operations increased by $1.0 million from fiscal year 2005 to fiscal year 2006 at constant exchange rates primarily due to our U.K. and Chilean operations.

•	United Kingdom. The $0.8 million increase was due to the continuation of the capital investment in infrastructure and plant and equipment following the most recent regulatory review.

•	Chile. The $0.1 million increase was primarily due to the loss realized on disposal of the Calama plant.

Loss/(profit) on disposal of intangible and tangible fixed assets

Dutch GAAP
		Year ended			Percentage
		March 31,		Change	change
	Year ended	2005 at	Year ended	2005-2006	2005-2006
	March 31,	constant	March 31,	at constant	at constant
	2005 as	exchange	2006 as	exchange	exchange
(Dollars in thousands)	reported	rates	reported	rates	rates

United Kingdom	$(934)	$(930)	$(41)	$889	95.6%
Chile	(3)	(4)	244	248	n/a
Others	(20)	(20)	(1)	19	n/a

Total continuing operations	$(957)	$(954)	$202	$1,156	n/a

Discontinued operations	(96)	(98)	(1)

Exchange rate effect		(1)

Total	$(1,053)	$(1,053)	$201

Our results on disposal of intangible and tangible fixed assets from continuing operations decreased from a profit of $1.0 million in fiscal year 2005 to a loss of $0.2 million in fiscal year 2006, primarily due to a sale of property in the United Kingdom that occurred in fiscal year 2005.

Other operating charges

Dutch GAAP
		Year ended			Percentage
		March 31,		Change	change
	Year ended	2005 at	Year ended	2005-2006	2005-2006
	March 31,	constant	March 31,	at constant	at constant
	2005 as	exchange	2006 as	exchange	exchange
(Dollars in thousands)	reported	rates	reported	rates	rates

United Kingdom	$9,423	$9,092	$10,514	$1,422	15.6%
South Africa	2,101	2,045	3,272	1,227	60.0
Indonesia	2,330	2,199	2,820	621	28.2
Chile	2,433	2,698	2,802	104	3.9
Mexico(1)	757	799	850	51	6.4
The Philippines	559	575	648	73	12.7
Holding companies	713	617	(271)	(888)	n/a

Total continuing operations	$18,316	$18,025	$20,635	$2,610	14.5%

Discontinued operations	5,795	5,890	1,833

Exchange rate effect		196

Total	$24,111	$24,111	$22,468

(1)	Represents results of operations attributable to the operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to an early termination in January 2008. In the future, our financial statements will reflect our operation and maintenance contract in Mexico as a discontinued operation.

Our other operating charges from continuing operations increased by $2.6 million from fiscal year 2005 to fiscal year 2006 at constant exchange rates.

•	United Kingdom. The $1.4 million increase was primarily due to a payment of professional fees of $0.75 million arising from the refinancing of preference shares and a $0.25 million increase in property taxes.

•	South Africa. The $1.2 million increase was primarily the result of a higher level of maintenance and customer service related expenses, including our new customer service offices in Nelspruit and Kanyamazane necessary to deliver the improved levels of service associated with our rate increase. In addition, we incurred increased levels of bad debt expense, principally as a result of writing off some old debts, no longer collectible, that were not fully provided for in our financial statements.

•	Indonesia. The $0.6 million increase was primarily due to legal fees of $0.2 million, most of which related to a dispute that was resolved in November 2006 and $0.2 million of staff-related costs due to the change in the President Director and Finance Director during fiscal year 2006.

•	Holding companies. The $0.9 million decrease in other operating charges resulted primarily from the release of a $0.8 million provision for non-payment of earlier management fees following rate increases and improved profitability of our joint venture in The Philippines.

Gain on disposal of subsidiary

Dutch GAAP
	Year ended	Year ended
	March 31, 2005	March 31,
(Dollars in thousands)	as reported	2006

Gain on disposal of subsidiary (pre-tax)	$12,762	$4,135

Gain on disposal of subsidiary recorded in fiscal years 2005 and 2006 arose from the sales of our shares in Biwater de Mexico S.A. de C.V. and its subsidiaries and our shares in Belize Water Services, respectively.

Interest (expense)/income and exchange rate results

Dutch GAAP
		Year ended			Percentage
		March 31,		Change	change
	Year ended	2005 at	Year ended	2005-2006	2005-2006
	March 31,	constant	March 31,	at constant	at constant
	2005 as	exchange	2006 as	exchange	exchange
(Dollars in thousands)	reported	rates	reported	rates	rates

United Kingdom	$(2,091)	$(2,017)	$(6,356)	$(4,338)	215.1%
South Africa	(979)	(952)	(1,441)	(489)	51.4
Indonesia	(90)	(85)	(19)	66	(77.6)
Chile	(1,276)	(1,415)	(1,229)	186	(13.1)
Mexico(1)	1	1	24	23	n/a
The Philippines	(21)	(22)	38	60	n/a
Holding companies	290	(48)	1,879	1,926	n/a

Total continuing operations	$(4,166)	$(4,538)	$(7,104)	$(2,566)	56.5%

Discontinued operations	(2,820)	(2,848)	(1,320)

Exchange rate effect		400

Total	$(6,986)	$(6,986)	$(8,424)

(1)	Represents results of operations attributable to the operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to an early termination in January 2008. In the future, our financial statements will reflect our operation and maintenance contract in Mexico as a discontinued operation.

Our interest (expense)/income and exchange rate results from continuing operations changed by $2.6 million from fiscal year 2005 to fiscal year 2006 at constant exchange rates.

•	United Kingdom. The $4.3 million change primarily resulted from the new long-term debt instrument issued in April 2005 to finance the redemption of preference shares issued by our U.K. project company. Although this refinancing led to an increase in our interest expense, the after-tax interest expense on the loan is lower than the amount of the preferred dividends payable on the redeemed preferred shares.

•	Holding companies. The $1.9 million change was due to interest income earned on a higher level of cash deposits along with interest earned on promissory notes issued to us by the Government of Belize in connection with the deferred consideration receivable for the shares in Belize Water Services Limited previously owned by us.

•	South Africa. The $0.5 million change resulted from the cost of servicing the additional amounts drawn down on the Development Bank of Southern Africa loan, as well as a reduced application of interest charged on overdue accounts from fiscal year 2005.

Taxation

Dutch GAAP
		Year ended			Percentage
		March 31,		Change	change
	Year ended	2005 at	Year ended	2005-2006	2005-2006
	March 31,	constant	March 31,	at constant	at constant
	2005 as	exchange	2006 as	exchange	exchange
(Dollars in thousands)	reported	rates	reported	rates	rates

Operating companies	$(6,545)	$(6,326)	$(6,914)	$(588)	(9.3)%
Holding companies	684	682	(123)	(805)	n/a

Total continuing operations	$(5,861)	$(5,644)	$(7,037)	$(1,393)	(24.7)%

Discontinued operations	(157)	(165)	(1,162)

Exchange rate effect		(209)

Total	$(6,018)	$(6,018)	$(8,199)

The overall effective tax rates for fiscal years 2005 and 2006 were 16.8% and 30.1%, respectively. The effective tax rate for fiscal year 2005 was lower due to the effect of the disposal of shares and assets in Mexico that bore only a very small tax charge. The most significant tax liabilities, in value terms, arose in the United Kingdom, for which the effective rates in the fiscal years 2005 and 2006 were 27.3% and 29.4%, respectively, compared with the statutory rate of 30.0%. A significant component of the overall increase in the tax charge from fiscal year 2005 to fiscal year 2006 relates to a $0.8 million increase at the holding companies. This increase primarily resulted from increases in unrecognized deferred tax assets related to provisions made against the principal amounts and interest earned on the Government of Belize promissory notes. In addition, the $0.7 million of costs not deductible for Dutch tax purposes related to the sale of Belize Water Services Limited made a significant contribution to the overall increase in taxation. Income taxes related to that disposal are shown in discontinued operations in the table.

Minority interest

Dutch GAAP
		Year ended			Percentage
		March 31,		Change	change
	Year ended	2005 at	Year ended	2005-2006	2005-2006
	March 31,	constant	March 31,	at constant	at constant
	2005 as	exchange	2006 as	exchange	exchange
(Dollars in thousands)	reported	rates	reported	rates	rates

Total continuing operations	$(3,972)	$(3,832)	$(253)	$3,579	(93.4)%
Discontinued operations	(94)	(94)	(125)

Exchange rate effect		(140)

Total	$(4,066)	$(4,066)	$(378)

Minority interest from continuing operations decreased following our U.K. subsidiary’s redemption of £25 million of its 8.5% cumulative preference shares in April 2005. Following that redemption, the only adjustment for minority interest from continuing operations was to account for the 10% minority interest in our South African project.

Net profit

Dutch GAAP
		Year ended			Percentage
		March 31,		Change	change
	Year ended	2005 at	Year ended	2005-2006	2005-2006
	March 31,	constant	March 31,	at constant	at constant
	2005 as	exchange	2006 as	exchange	exchange
(Dollars in thousands)	reported	rates	reported	rates	rates

United Kingdom	$9,647	$9,308	$12,944	$3,636	39.1%
South Africa	1,129	1,096	831	(265)	(24.2)
Indonesia	2,277	2,149	2,157	8	0.4
Chile	(648)	(718)	(1,941)	(1,223)	(170.3)
Mexico(1)	(269)	(283)	356	639	n/a
The Philippines	524	539	535	(4)	(0.7)
Holding companies	(2,292)	(2,632)	168	2,800	n/a

Total continuing operations	$10,368	$9,459	$15,050	$5,591	59.1%

Gain on disposal of subsidiary(2)	12,762	12,762	2,974
Discontinued operations	2,672	2,789	596

Exchange rate effect		792

Total	$25,802	$25,802	$18,620

(1)	Represents results of operations attributable to the operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to an early termination in January 2008. In the future, our financial statements will reflect our operation and maintenance contract in Mexico as a discontinued operation.

(2)	Represents the sale of our Mexican wastewater treatment plant in October 2004 and our interest in Belize Water Services in October 2005.

For the reasons set forth above, our net profit from continuing operations at constant exchange rates increased by $5.6 million.

Reconciliation of Dutch GAAP to U.S. GAAP

Our consolidated financial statements have been prepared in accordance with Dutch GAAP, which differs in certain respects from U.S. GAAP. Reconciliations of net profit and shareholders’ equity under Dutch GAAP and under U.S. GAAP are set out below.

Net profit

				Aggregated	For the	For the	Aggregated	For the
		For the	For the	for the	period	period	for the	six
		period	period	year	April 1,	June 26,	six months	months
	Year	April 1,	June 26,	ended	2006 to	2006 to	ended	ended
	ended	2006 to	2006 to	March 31,	June 25,	September 30,	September 30,	September 30,
	March 31,	June 25,	March 31,	2007	2006	2006	2006	2007
(Dollars in thousands, except share and per share data)	2006	2006(1)	2007(1)	(Unaudited)(2)	(Unaudited)(1)	(Unaudited)(1)	(Unaudited)(2)	(Unaudited)

Net profit in accordance with Dutch GAAP	$18,620	$3,598	$4,418	$8,016	$3,598	$3,057	$6,655	$3,439
U.S. GAAP adjustments
— Pensions(a)	—	—	—	—	—			—
— Goodwill amortization(b)	243	60	204	264	60	60	120	215
— Depreciation and amortization of fair value adjustments pushed down into Cascal B.V.(c)	—	—	(526)	(526)	—	361	361	331
— Business combinations(d)	—	—	353	353	—	—	—	(368)
— Changes in tax rate(e)	—	—	—	—	—	—	—	1,629
— Tax effect of U.S. GAAP adjustments	—	—	(160)	(160)	—	(141)	(141)	(40)

Net profit in accordance with U.S. GAAP	$18,863	$3,658	$4,289	$7,947	$3,658	$3,337	$6,995	$5,206

Net profit
Continuing operations	$16,229	$3,658	$4,289	$7,947	$3,658	$3,337	$6,995	$4,958
Discontinued operations(3)	2,634	—	—	—	—	—	—	248

Net profit in accordance with U.S. GAAP	$18,863	$3,658	$4,289	$7,947	$3,658	$3,337	$6,995	$5,206

Net profit per share in accordance with U.S. GAAP basic and diluted method(4)	$(0.32)	$0.17	$0.20	$0.36	$0.17	$0.15	$0.32	$0.24
Net profit per share—basic and diluted(4)
Continuing operations	$(0.44)	$0.17	$0.20	$0.36	$0.17	$0.15	$0.32	$0.23
Discontinued operations	0.12	—	—	—	—	—	—	0.01

Net profit per share in accordance with U.S. GAAP basic and diluted method(4)	$(0.32)	$0.17	$0.20	$0.36	$0.17	$0.15	$0.32	$0.24

Weighted average number of shares—basic and diluted(4)	21,849,343	21,849,343	21,849,343	21,849,343	21,849,343	21,849,343	21,849,343	21,849,343

(1)	The dual column presentation of our fiscal year 2007 results of operations under U.S. GAAP arises from the change in basis due to the Nuon transaction.

(2)	The aggregated results for the year ended March 31, 2007 and the six months ended September 30, 2006 are non-GAAP measures representing an aggregation of our audited results for the period April 1, 2006 to June 25, 2006 prior to the acquisition by Biwater of Nuon’s 50% share in us, and our audited results for the period June 26, 2006 to March 31, 2007 and an aggregation of our unaudited results for the period April 1, 2006 to June 25, 2006 and our unaudited results for the period June 26, 2006 to September 30, 2006, respectively. This presentation provides a convenient comparison to the information relating to the prior fiscal year and the six months ended September 30, 2007. See Note 27 to our consolidated financial statements and Note 20 to our unaudited interim consolidated financial statements.

(3)	Represents results from our interest in Belize Water Services prior to its sale in October 2005 and includes gains realized in subsequent periods as a result of our receipt of repayment of promissory notes issued by the Government of Belize.

(4)	Basic and diluted net profit per share is computed by dividing the net profit applicable to common shares after deducting the premium on the redemption of preference shares of $25.9 million for the year ended March 31, 2006 by the weighted average number of common shares outstanding during the period. Assumes that the series of stock split and recapitalization transactions that effectively resulted in a 2,607-for-1 stock split occurred as of the beginning of the periods presented and that there were 21,849,343 common shares outstanding during all of the periods presented.

Shareholders’ equity

					As of
					September 30,
	As of March 31,		As of March 31,		2007
(Dollars in thousands, except per share data)	2006		2007		(Unaudited)

Shareholders’ equity in accordance with Dutch GAAP	$119,039		$38,552		$45,846
U.S. GAAP adjustments
— Pensions	(671	)(a)	3,399		3,539
— Goodwill amortization	845	(b)	1,339		1,625
— Fair value adjustments pushed down to Cascal B.V.	—		32,872	(c)	35,037
— Business combinations(d)	—		1,131		556
— Changes in tax rate(e)	—		—		1,656
— Tax effect of U.S. GAAP differences	201		(9,953)		(9,865)

Shareholders’ equity in accordance with U.S. GAAP	$119,414		$67,340		$78,394

A reconciliation of the numerator for the purposes of calculating net profit per share under U.S. GAAP is as follows:

					For the		Aggregated	For the
				Aggregated	period	For the period	for the	six
				for the	April 1, 2006	June 26,	six months	months
U.S. GAAP		For the period	For the period	year ended	to	2006 to	ended	ended
	Year ended	April 1, 2006 to	June 26, 2006 to	March 31,	June 25,	September 30,	September 30,	September 30,
	March 31,	June 25,	March 31,	2007	2006	2006	2006	2007
(Dollars in thousands)	2006	2006(1)	2007(1)	(Unaudited)(2)	(Unaudited)(1)	(Unaudited)(1)	(Unaudited)(2)	(Unaudited)

Net profit in accordance with U.S. GAAP	$18,863	$3,658	$4,289	$7,947	$3,658	$3,337	$6,995	$5,206
Premium on redemption of preference shares	(25,875)	—	—	—	—	—	—	—
Net profit (loss) attributable to common shareholders	$(7,012)	$3,658	$4,289	$7,947	$3,658	$3,337	$6,995	$5,206

(1)	The dual column presentation of our fiscal year 2007 results of operations under U.S. GAAP arises from the change in basis due to the Nuon transaction.

(2)	The aggregated results for the year ended March 31, 2007 and the six months ended September 30, 2006 are non-GAAP measures representing an aggregation of our audited results for the period April 1, 2006 to June 25, 2006 prior to the acquisition by Biwater of Nuon’s 50% share in us, and our audited results for the period June 26, 2006 to March 31, 2007 and an aggregation of our unaudited results for the period April 1, 2006 to June 25, 2006 and our unaudited results for the period June 26, 2006 to September 30, 2006, respectively. This presentation provides a convenient comparison to the information relating to the prior fiscal year and the six months ended September 30, 2007. See Note 27 to our consolidated financial statements and Note 20 to our unaudited interim consolidated financial statements.

(a) Pensions

We account for the costs of pensions under the rules set forth in Dutch GAAP.

On April 1, 2005, we adopted the new Dutch GAAP basis of accounting for pension costs, GAR 271, which follows the guidance set out in International Accounting Standards (IAS) 19 Employee Benefits.  At the date of adoption, we recorded the unfunded pension benefit obligation, in accordance with the transition rules under Dutch GAAP, which do not require comparative periods to be restated for the effects of this change.

Under U.S. GAAP, we adopted SFAS No. 87 “Employers’ Accounting for Pensions,” as of April 1, 2004, the beginning of the first period for which the reconciliation between the Dutch GAAP and U.S. GAAP bases of reporting is presented. The transition rules permitted for foreign private issuers like us result in the unfunded pension benefit obligation, calculated in accordance with U.S. GAAP, being recognized as a liability on that date.

Under both Dutch GAAP and U.S. GAAP, defined benefit pension costs are determined on a systematic basis over the length of employee service. However, prior to April 1, 2005, the rules under Dutch GAAP were less prescriptive than U.S. GAAP in respect of the actuarial assumptions that must be used and the allocation of costs to accounting periods. Dutch GAAP previously permitted the annual pension cost to be calculated based upon contributions payable by the sponsoring employer into the fund. Furthermore, the actuarial valuation under U.S. GAAP had to be carried out on an annual basis, whereas a triennial valuation was required for Dutch GAAP purposes.

From April 1, 2005, the pension accounting rules for determining net periodic cost to be charged to the statement of income under Dutch GAAP are generally consistent with those that have been applied throughout the periods presented under U.S. GAAP. Both Dutch GAAP and U.S. GAAP now require each significant assumption to determine annual pension cost to be a best estimate with respect to that individual assumption. For example, the discount rate used should be that for ’AA’ rated bonds with a similar maturity to the pension obligations, and the value of the plan’s assets should be based upon market values at each balance sheet date.

Under Dutch GAAP, we recorded a liability before deferred taxation in respect of our U.K. defined benefit pension plan of $19.3 million, $15.0 million and $15.0 million as of March 31, 2006 and 2007 and September 30, 2007, respectively. Under Dutch GAAP, no such liability was recorded as of March 31, 2005. Under U.S. GAAP, we have calculated a pension liability of $19.9 million, $11.0 million and $11.4 million as of March 31, 2006 and 2007 and September 30, 2007, respectively, in respect of the same pension plan. Of the difference between Dutch GAAP and U.S. GAAP, defined pension liabilities of $4.0 million as of March 31, 2007 and $4.1 million as of September 30, 2007, $0.6 million and $0.6 million, respectively, have been recognized in U.S. GAAP financial statements on push down of fair values recognized in the Nuon transaction described in note (c) below. Our equity method investments in Indonesia and The Philippines each operates a defined benefit pension plan, the aggregate liabilities of which as of March 31, 2006 and 2007 and September 30, 2007 were $0.2 million, $0.2 million and $0.1 million, respectively, under Dutch GAAP. In accordance with U.S. GAAP, the pension costs of our U.K. defined benefit pension plan have been presented in accordance with the requirements of SFAS 87 and SFAS 132(R). See Note 27(a) to our consolidated financial statements, and Note 20(a) to our unaudited interim consolidated financial statements.

We estimate that the effect of a 0.5% increase or decrease in the discount rate or the expected long term return on plan assets on the net periodic pension expense for the year ended March 31, 2007 would be $0.1 million and $0.5 million, respectively. These assets are managed by professional investment managers. The primary objective is long-term growth of assets in order to meet present and future obligations.

(b) Goodwill amortization

Under Dutch GAAP, goodwill is presumed to have a finite useful economic life of 20 years or less. Accordingly, goodwill arising upon an acquisition is amortized over 20 years for Dutch GAAP reporting purposes. The requirements of SFAS 142 specify that goodwill arising from business combinations is not subject to annual amortization for reporting under U.S. GAAP. For U.S. GAAP reporting purposes, goodwill arising upon an acquisition is “pushed down” into the books of the acquired business. Push-down accounting is not permitted under Dutch GAAP.

(c) Fair value adjustments pushed down into Cascal B.V.

For U.S. GAAP purposes, the acquisition by Biwater of the 50% of our shares previously owned by Nuon has been accounted for in accordance with SFAS No. 141, “Business Combinations” (“SFAS 141”) and Staff Accounting Bulletin (SAB) Topic 5-J, “Push Down Basis of Accounting Required in Certain Limited Circumstances,” with “push-down” accounting applied to the 50% of the assets not already owned by Biwater. As a result, we have undertaken a purchase price allocation exercise, which has resulted in changes to the values of certain assets and liabilities by an amount representing 50% of the difference between their fair value as of June 26, 2006 and their book value as of that date as required under U.S. GAAP. This “push-down” exercise is not permitted under Dutch GAAP. The total purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed based upon management’s estimates of fair values which include the findings set out in third party valuation reports on long-lived tangible and intangible assets.

(d) Business combinations

Partial acquisitions

Under Dutch GAAP, GAR 216, all assets and liabilities of a business acquired in a transaction in which less than 100% of a business’s equity are acquired (“partial acquisitions”) are recognized at fair value. Under U.S. GAAP, SFAS 141, “Business Combinations,” the portion of assets and liabilities attributable to minority interests in partial acquisitions are accounted for at book value. The acquisition of 87% of The China Water Company accordingly results in different values recognized as of the date of acquisition and subsequently in different depreciation and amortization charges between Dutch and U.S. GAAP.

Negative goodwill

Additionally, the acquisition of China Water has given rise under Dutch GAAP, GAR 216, to negative goodwill, which is recognized as a liability on the balance sheet and amortized over the average estimated useful life of assets to which the negative goodwill relates. No deferred tax is recorded in respect of negative goodwill. Under U.S. GAAP, SFAS 141 requires any excess of the fair value of assets and liabilities acquired over the purchase price to be allocated to certain noncurrent nonmonetary assets acquired; our accounting policy under U.S. GAAP is to allocate such amounts to assets on a relative fair value basis. The allocation of that excess gives rise to temporary differences for U.S. GAAP, on which deferred taxes are recorded.

Compensation arising on acquisition of subsidiary

Consideration payable to the former owners of the Pre-Heat business contingent on its post-acquisition results is partially dependent on the continued employment of those individuals. Under Dutch GAAP this element has been treated as consideration for the acquisition of the business and included in goodwill. Under U.S. GAAP guidance contained in EITF 95-8, “Accounting for contingent consideration paid to the shareholders of an acquired enterprise in a purchase business combination,” this element has been treated as compensation for the individuals and will be recognized over the two-year period of employment on which such payments partially depend.

(e)	Changes in tax rates

Under Dutch GAAP, deferred taxes are measured using substantively enacted tax rates. U.S. GAAP requires deferred taxes to be measured using enacted tax rates. The 2007 U.K. Finance Act, which will reduce the U.K. corporate tax rate from 30% to 28% from April 1, 2008, was deemed substantively enacted as of June 30, 2007 but was not enacted as of that date since it had yet to receive Royal Assent, which was granted in July 2007. Under Dutch GAAP, the full year effect of the remeasurement of deferred tax balances is being accrued quarterly over the fiscal year beginning April 1, 2007. Under U.S. GAAP, the full year effect of the remeasurement has been taken in the six months ended September 30, 2007.

(f) Differences in presentation

Equity method investments.  Under Dutch GAAP, our share of joint venture net profits has been proportionally consolidated on a line-by-line basis in the statements of income and cash flows and on the balance sheet. Under U.S. GAAP, our share of joint venture net profits would be included within the single line item “Share of net profit of equity method investments.” Investments in joint ventures are classified in the single line item “Investment in equity method investments” on the balance sheet under U.S. GAAP. The difference in presentation has no effect on either net profit or shareholders’ equity for either period presented.

Other.  In addition to the differences in accounting for our joint ventures, there are also differences between Dutch GAAP and U.S. GAAP relating to the presentation of our statement of cash flows, capital leases, discontinued operations and long-term borrowings. For a description of these differences, see Note 27(e) to our consolidated financial statements. Also, there are several line item differences between our Dutch GAAP and U.S. GAAP statements of income. Staff costs, loss/(profit) on disposal of intangible and tangible fixed assets, other operating charges and incremental offering-related costs in our Dutch GAAP statement of income are all included in the operations and maintenance line item within costs and expenses in our U.S. GAAP statement of income. Exchange rate results in our Dutch GAAP statement of income are included in other income/(expense) in our U.S. GAAP statement of income.

Liquidity and capital resources

From its formation through fiscal year 2007, Cascal B.V. has generated positive consolidated cash flows from operating activities, which have supported our ongoing development and capital investment programs. In general, net cash flows from operations are applied to capital expenditure projects locally and the payment of debt service on project-level financing facilities. Thereafter, free cash can be distributed in accordance with the terms of the concession, contracts and local regulations applicable to our subsidiaries and joint venture companies, to the extent not otherwise restricted by our credit arrangements. Although there are legal, contractual and economic restrictions on the ability of our project companies to transfer funds to us in the form of cash dividends, particularly with respect to our U.K. and Panama operations, we do not believe such restrictions will have a material adverse effect on our ability to meet our cash obligations, including our anticipated dividend.

Our long-term capital requirements will be influenced by our ability to identify, tender and secure new business opportunities in the coming years. With our experience of structuring the financing of new projects in such a way as to create the most appropriate balance between flexibility, currency matching, recourse and the overall cost of capital, we anticipate being able to fulfill such requirements for capital as and when they might arise.

On November 2, 2007, we entered into a $30 million credit facility with HSBC Bank Plc. Of this amount, (a) $20 million is a revolving loan facility intended for general corporate purposes, reducing less efficient existing group debt, repayment of a loan from The China Water Company Limited, repayment of an intercompany loan granted by Bournemouth & West Hampshire Water plc and for general working capital purposes, and (b) $10 million is a guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. Assuming completion of this offering prior to February 28, 2008, the revolving loan facility bears interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin that increases in multiple steps beginning at (i) 0.80% per annum if the ratio of net borrowings to EBITDA for Cascal N.V. and its subsidiaries is less than 1:1 to (ii) 1.75% per annum if that ratio is greater than 3.5:1.

For purposes of the determination of the margin, “net borrowings” means total borrowings less cash and cash equivalent investments and “EBITDA” means our total consolidated operating profit before taking into account net interest expense; tax; profits (or losses) attributable to minority interests in any member of our group; any share of the profit of any associated company or undertaking, except for dividends or other profit distributions (net of tax) received in cash by any member of our group; all extraordinary and exceptional items; and exchange rate gains (or losses) arising due to the retranslation of balance sheet items and mark-to-market adjustments on currency swaps; after excluding (to the extent included) any gains or losses on the disposal or revaluation of assets (other than in the ordinary course of trading); after adding any business interruption loss incurred which is covered by insurance and which is not added back to the total consolidated operating profit of our group in accordance with the applicable accounting principles; and after adding back all amounts provided for depreciation and amortization (including acquisition goodwill).

In the event that this offering is not completed prior to February 28, 2008, the revolving loan facility bears interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin of 1.75% until February 28, 2008, 2.25% from February 29, 2008 through February 28, 2009, 2.75% from March 1, 2009 to February 28, 2010 and 3.25% from March 1, 2010 through the March 31, 2010 termination date.

The unused commitment fee on the revolving loan facility is equal to the product of the applicable margin and 30% per annum. The borrowings are required to be repaid at the end of each interest period. The guarantee facility has a guarantee fee that is set at the same rate as the interest margin. The facilities are secured by, among other things, a second ranking pledge of our shares by the Biwater subsidiary that owns 100% of our outstanding shares, which is released upon completion of this offering (when the cash sweep under the credit facility is terminated), and guarantees and indemnities from several of our subsidiary companies.

This credit facility contains a number of financial covenants (including maintenance tests) and operating covenants, including a restriction on incurring indebtedness. However, following completion of this offering we do not believe the financial covenants will materially limit our ability to incur indebtedness or raise additional equity financing. This credit facility also requires written consent of HSBC Bank Plc for our acquisition of a new project where the total acquisition price (including debt of the acquired company) exceeds $40 million.

In addition, as we continue to expand our portfolio of water and wastewater projects, we will experience increased capital expenditure requirements along with a need to finance a larger overall amount of working capital.

In general, our operating cash flows are both stable and predictable based on the forward visibility of revenue produced by our rate-regulated water and wastewater projects combined with well-established and efficient processes for collecting payment in most of our operations. When evaluating new business opportunities, we take care to understand the working capital cycle and the operating cash flow requirements of the new businesses.

We expect that our existing net cash balances, together with the net proceeds of this offering, borrowing capacity arising from the repayment of debt originally incurred by us in June 2006 in connection with Biwater’s acquisition of our shares from Nuon, and cash flow from existing operations, will be sufficient to fund our anticipated future growth and operations for the next 18 months. At the end of that period, we expect to require additional resources, which we intend to obtain through an efficient combination of cash flow from new projects, new equity funding and corporate debt. We recently refinanced some of our long term liabilities, which had the effect of decreasing long term liabilities by $56.1 million and increasing short term liabilities by $56.1 million. For a discussion of this debt and our plans to retire it with proceeds of this offering, please see “—Credit arrangements and loan facilities” and “Use of proceeds.”

As of March 31, 2006 and 2007 and September 30, 2007, we had $73.3 million, $54.7 million and $29.9 million of cash, respectively. These balances included $4.2 million, $5.2 million and $8.4 million respectively, of cash that was subject to restriction by agreement with our bankers, both in accordance with the operation of our borrowing facilities and to collateralize performance bonds and other guarantees given on our behalf. In addition, at March 31, 2007 we were holding $21.2 million of restricted cash in our China Water holding company for the benefit of former owners in that business; this amount relates to proceeds derived from the sale of an asset by China Water that was to be divested in connection with our purchase of the shares of China Water. These proceeds were received after our acquisition but prior to March 31, 2007. The proceeds of the sale of this asset were paid to the former owners in April 2007. These funds were primarily placed in short-term money market deposits with several well known, low-risk banks. We paid no dividends to our shareholders during fiscal year 2006, resulting in the higher level of cash reported at March 31, 2006. Additionally, our cash resources were augmented by the $17.7 million of net proceeds received in connection with the sale of our former project in Belize in October 2005.

During fiscal year 2007, we distributed $94.4 million to our shareholders. Of this amount, $87.0 million was a distribution to our shareholders. This distribution, which was made on June 26, 2006, was funded by £38.0 million ($69.7 million) of additional borrowings together with $17.3 million from existing cash resources. On June 30, 2006 and December 14, 2006, $13.7 million and $0.6 million, respectively, were paid to Biwater as consideration for the company that owns the shares of Aguas de Panama, SA. Of this amount, $0.3 million was a deemed distribution. On November 15, 2006, a total consideration of $25.1 million of cash was paid for the shares of The China Water Company Limited. On September 22, 2006, we advanced $8 million to Biwater in anticipation of paying a dividend based on our fiscal year 2006 results. Biwater returned $2.4 million to us on November 9, 2006 and we declared a dividend in the amount of $5.6 million prior to the end of our fiscal year 2007, which was settled by offset against the balance of the advance. During October 2007, we made a $4.0 million distribution to Biwater. During fiscal year 2007, we incurred $8.9 million of costs connected with this offering, of which $1.0 million was originally incurred by Biwater prior to July 2006 and which has now been recharged to and paid by us.

The following table summarizes our cash flows for our fiscal years 2005, 2006 and 2007 and for the six months ended September 30, 2006 and 2007:

				Six	Six
				months	months
	Year	Year	Year	ended	ended
	ended	ended	ended	September 30,	September 30,
	March 31,	March 31,	March 31,	2006	2007
Dutch GAAP	2005	2006	2007	(Unaudited)	(Unaudited)

Cash flow from (used in) operating activities	$36.7 million	$25.1 million	$30.5 million	$(5.6) million	$18.3 million
Cash flow from (used in) investing activities	(6.1) million	(2.5) million	(52.9) million	(19.7) million	(19.4) million
Cash flow from (used in) financing activities	(57.0) million	9.7 million	(20.5) million	(19.2) million	(6.6) million

Operating activities

Operating cash flow increased by $23.9 million during the six months ended September 30, 2007 relative to the six months ended September 30, 2006 due primarily to a $6.8 million change in net profit after adjusting for non-cash items, a $13.5 million increase in cash flow from movements in working capital and a $5.2 million lump sum payment made to our U.K. defined benefit pension plan in the six months ended September 30, 2006.

Operating cash flow increased by $5.4 million during fiscal year 2007 relative to fiscal year 2006, primarily due to a higher operating profit and favorable working capital movements, offset in part by higher net interest payments. The favorable movements in working capital arose mainly from higher levels of trade payables and accrued expenses that were partly offset by increased levels of other debtors (inclusive of deferred costs relating to this offering).

Operating cash flow declined by $11.6 million during fiscal year 2006 relative to the previous year, primarily due to a decline in net profit. An increase in working capital, principally due to a year-over-year paydown of current liabilities, and an increase in interest expense and taxes paid, offset the cash flow benefit of the increases in interest received.

Investing activities

Cash flow used in investing activities decreased by $0.3 million during the six months ended September 30, 2007, relative to the six months ended September 30, 2006. The overall decrease reflects the $9.8 million net cash outflow associated with the acquisition of our Panamanian subsidiary on June 30, 2006, compared with a $0.4 million net cash inflow arising from our acquisition of Siza Water in May 2007 together with a $6.6 million increase in purchases of tangible fixed assets during the six months ended September 30, 2007 as well as a $3.2 million rise in our cash balances that are subject to restrictions.

Cash flow used in investing activities increased by $50.4 million during fiscal year 2007 relative to fiscal year 2006. This increase was primarily attributable to purchase consideration, net of cash acquired, for Aquas de Panama S.A. ($10.4 million), China Water ($10.9 million) and Pre-Heat Limited ($5.4 million) in fiscal year 2007 and the $17.7 million net cash proceeds received in 2006 from the sale of Belize Water Services. Net capital expenditures also increased by $4.7 million in fiscal year 2007 relative to fiscal year 2006. The largest capital expenditures during fiscal year 2007 were made by our project companies in the United Kingdom ($24.1 million) and South Africa ($2.8 million).

Cash flow from investing activities improved in fiscal year 2006 due to increased proceeds from disposals of intangible and tangible fixed assets. During fiscal years 2005 and 2006, capital expenditures on additions to tangible fixed assets, comprising mainly infrastructure and plant and equipment, amounted to $23.9 million and $25.4 million, respectively. The largest capital expenditures during fiscal year 2006 were incurred by our subsidiaries in the United Kingdom ($16.9 million), and South Africa ($3.1 million) and our share of the joint venture business in Indonesia ($2.4 million). The largest capital expenditures during fiscal year 2005 were incurred by our subsidiaries in the United Kingdom ($17.6 million), South Africa ($1.8 million) and Belize ($2.7 million). Capital expenditures overall were partially offset by the proceeds received in connection with the sale of our Belize project in fiscal year 2006 amounting to $17.7 million and the sale of our Mexican wastewater treatment plant for $15.8 million in fiscal year 2005.

Financing activities

Net cash used in financing activities decreased by $12.6 million during the six months ended September 30, 2007 relative to the six months ended September 30, 2006, due primarily to the fact that we made large distributions to shareholders during the 2006 period and made no distributions to shareholders during the 2007 period.

Net cash from financing activities decreased by $30.2 million during fiscal year 2007 relative to fiscal year 2006, due primarily to the net cash of $17.3 million ($87.0 million distribution less $69.7 million of new loans) returned to shareholders in June 2006 in order to facilitate Biwater’s acquisition of our shares previously owned by Nuon, together with a further distribution to Biwater of $5.9 million. Cash flows from financing activities in fiscal year 2006 were $9.7 million, primarily due to the refinancing of our U.K. project company’s preference shares.

Net cash provided by financing activities during fiscal year 2006 was primarily generated by our U.K. subsidiary’s new £65 million ($124.4 million) loan from Artesian Finance plc in April 2005. This facility was used to redeem the U.K. subsidiary’s preference shares, £38.75 million ($74.2 million), which amount includes a premium on redemption of £13.75 million ($26.3 million), and to consolidate existing term facilities. Net cash used in financing activities during fiscal year 2005 amounted to $57.0 million, including $54.0 million returned to shareholders by a combination of share premium and dividends.

Capital expenditures

Our capital expenditures take one of two principal forms. First, we make direct investments in the underground infrastructure and aboveground treatment and pumping facilities upon which our existing businesses rely in order to deliver their services to the end-users. Second, we make equity investments in new concessions and contracts, either as a result of a corporate acquisition or a successful competitive bid. In our statement of cash flows, our total capital expenditure includes our investment in tangible fixed assets, our investment in intangible fixed assets and our restricted cash balances.

We anticipate our investment in tangible fixed assets increasing in future years in line with commitments under our existing concession and contract terms and as a result of our plans to grow our business through the addition of new concessions and contracts to the present portfolio. Our U.K. subsidiary has presented a capital investment plan to the regulator which calls for approximately £10 million ($19.6 million) of total investment in tangible fixed assets each year until fiscal year 2010. The South African business expects an average annual investment in tangible fixed assets of approximately Rand 34 million ($5.5 million) until fiscal year 2010, of which over 75% will be funded by grants. Our Indonesian joint venture expects to invest an average of Rupiah 40-50 billion ($3.9-4.8 million) each year during the same period. The other businesses in our portfolio have only very modest capital expenditure plans for the coming years. Total investment in tangible fixed assets for fiscal year 2007 was $29.1 million. Our total investment in tangible fixed assets related to continuing operations for our most recent three fiscal years and the six months ended September 30, 2006 and 2007 were as follows:

				Six months	Six months
				ended	ended
	Year ended	Year ended	Year ended	September 30,	September 30,
	March 31,	March 31,	March 31,	2006	2007
Dutch GAAP	2005	2006	2007	(Unaudited)	(Unaudited)

Total investment in tangible fixed assets(1)	$21.2 million	$24.5 million	$29.1 million	$10.0 million	$16.6 million

(1)	Before deduction of any relevant contributions from third parties.

Related party transactions

We have relationships with our shareholder, Biwater. For a description of the related party transactions, see “Relationships and transactions with related parties” and Note 26 to our consolidated financial statements.

Credit arrangements and loan facilities

The following sets out the key terms of our more significant credit arrangements and loan facilities; as of our most recent covenant compliance reporting dates, we were in compliance with all material covenants contained in these credit arrangements and loan facilities:

United Kingdom

In April 2005, our U.K. project company entered into a loan arrangement under which it borrowed £65 million ($124.4 million) under an aggregate £500 million facility provided by Artesian Finance II plc (Artesian), a listed entity established by The Royal Bank of Scotland to provide financing for U.K. water companies. Principal and interest payments are multiplied by an index based on inflation. Therefore, the principal amount of the facility will increase over the life of the loan. As of September 30, 2007 the outstanding balance of the loan was £69.3 million ($141.2 million). The rest of the Artesian facility is available to other U.K. water companies, but we are only responsible for the repayment of amounts associated with our borrowings and not the borrowings of the other participating water companies. To finance its lending to U.K. water companies, Artesian issues long-dated bonds in an aggregate principal amount equal to 1.061 times the principal amount of borrowings under the facility, and Financial Security Assurance (UK) Ltd. guarantees the payment of the scheduled capital and interest on the Artesian bonds. Our borrowings under this facility bear interest at a rate of 3.084% per year, payable on March 31 and September 30 of each year. One hundred percent of the principal amount of our borrowings is due on September 30, 2033. This loan by Artesian, and other loans to our U.K. subsidiary, are guaranteed and secured pursuant to a security trust and intercreditor deed, which provides a security interest in the entire property, assets, rights and undertakings of our U.K. project company to the extent permitted by the Water Industry Act 1991 and our license. The agent bank for the Artesian facility is The Royal Bank of Scotland.

In June 2006, our U.K. project company and our U.K. management services subsidiary each entered into a term loan facility with The Royal Bank of Scotland under which the entities borrowed £28 million ($51.4 million) for an original term of three years and £10 million ($18.3 million) for an original term of two years, respectively. Interest was to be charged at a rate based on one, two, three or six month LIBOR plus a margin of 1.5% in the first year, 2.0% in the second year and 2.5% in the third year of the agreement under the £28.0 million loan plus a margin of 2% for the first nine months, 2.75% for the next nine months and 3.5% for the last six months under the £10 million loan. The borrowing by our U.K. project company was secured by the assets of that entity and was subordinated to the Artesian financing described above. The borrowing by our U.K management services company was unsecured. The proceeds of these two loans were then lent to Cascal B.V., which in turn used these funds to make part of the share premium distribution used to facilitate Biwater’s acquisition of Nuon’s 50% interest in Cascal B.V. on June 26, 2006. The original £28 million loan received Ofwat approval only for a twelve-month period from the date of draw down, and was retired in June 2007 and refinanced by a £28.0 million ($56.1 million) loan borrowed by our U.K. management services subsidiary on the same terms and conditions as its original £10.0 million loan. See “Use of proceeds.”

South Africa

On August 10, 2000, our Nelspruit project company entered into a loan agreement with Development Bank of Southern Africa under which it borrowed Rand 71.4 million ($11.5 million) under two term loans, the proceeds of which are to be used to finance infrastructure development over a period of twenty years. The loans bear interest at a fixed rate of 13.08% and the interest is payable quarterly in arrears. The initial loan, which is in a principal amount of Rand 48.5 million ($7.4 million), is repayable in sixty consecutive quarterly installments of equal amounts that commenced on December 31, 2005. The final payment is due on September 30, 2020. The additional loan, which is in a principal amount of approximately Rand 22.9 million ($3.7 million), is also repayable in sixty consecutive quarterly installments of equal amounts commencing on

December 31, 2005 with the final payment also due on September 30, 2020. The aggregate amount outstanding on these loans at September 30, 2007 was Rand 62.1 million ($9.0 million).

The loans are secured through the issue of “A” preference shares of our Nelspruit project company to the security trustee of the Development Bank of South Africa loan facility. According to the shareholders’ agreement, the holder of the “A” preference shares shall be entitled to all of the surplus assets of our Nelspruit project company in priority to any payment in respect of any of its other shares, only to the extent due to the holder under the facility agreement and subject to its terms, in the event of a winding-up or liquidation of the company.

Panama

In April 2003, our Panamanian project company entered into a loan agreement with International Finance Corporation, a member of the World Bank, under which it borrowed an aggregate of $16 million under a $6 million term loan and a $10 million term loan. The proceeds of these loans were used to refinance shareholder bridge financing used to finance the construction of a bulk water supply facility in Panama. The term loans bear interest at a rate based on one, two, three or six month LIBOR plus a margin of 4.0% and 3.75%, respectively. The principal of the $6 million loan is repayable in 19 semi-annual payments ranging from $250,000 to $389,000, with the final principal payment scheduled to be paid on October 15, 2012. The principal of the $10 million loan is repayable in 15 semi-annual payments ranging from $410,000 to $810,000, with the final principal payment scheduled to be paid on October 15, 2010. As of September 30, 2007, the aggregate amount outstanding on these loans was $9.7 million.

The loans are secured by, among other things, an assignment by our Panamanian project company of its right, title and interest in its assets, a hypothecation of the concession agreement between the project company and IDAAN, a pledge of the shares of the project company by Cascal Investment Limited, and a mortgage on the bulk water supply facility. The loans are currently guaranteed by Biwater; Cascal intends to become the guarantor, subject to the approval of the lender. See “Relationships and transactions with related parties — Purchase of Panama.”

Other credit arrangements

Many of our project companies also are a party to various credit arrangements and loan facilities with local lenders in those jurisdictions. For a description of our long term liabilities, see Note 14 to our consolidated financial statements.

Contractual obligations

The following table sets forth our current ongoing contractual obligations and commercial commitments as of March 31, 2007:

	Payment due by period

		Fiscal year	Fiscal year	Fiscal year	Fiscal year	Fiscal year	After fiscal
Dutch GAAP	Total	2008	2009	2010	2011	2012	year 2012
(Dollars in thousands)

Long-term debt(1)	$241,876	$7,156	$25,990	$59,179	$4,200	$2,638	$142,713
Capital lease (finance lease) obligations	12,032	1,683	1,332	1,190	1,250	1,177	5,400
Interest on long-term debt and capital leases(2)	58,976	13,058	11,829	10,953	5,986	5,846	11,304

Total long-term debt and capital lease obligations	312,884	21,897	39,151	71,322	11,436	9,661	159,417
Operating lease obligations	5,687	1,082	642	367	291	205	3,100
Pension obligations(3)	17,203	2,227	1,872	1,872	1,872	1,872	7,488

Total contractual obligations	$335,774	$25,206	$41,665	$73,561	$13,599	$11,738	$170,005

(1)	Long-term debt includes £68.2 million ($133.7 million) relating to a loan from Artesian Finance plc as described in Note 14 to our consolidated financial statements. This loan is due for payment on September 30, 2033. The principal amount of the loan increases by the U.K. Retail Price Index (RPI) each year. In the financial statements the indexed principal as of March 31, 2007 is the recorded liability and is included in the contractual obligations table. The estimated final value of payment in 2033 is $291.1 million, assuming the RPI continues to increase each year at the same level reported for fiscal year 2007.

(2)	Interest is calculated on fixed interest rates where these are indicated by the financing agreement. Where rates are variable based on an index or base rate such as LIBOR interest is calculated assuming the index or base rate remains at the level as of March 31, 2007 during the life of the financing agreement.

(3)	The pension obligations are based upon current contributions and contributions designed to address our U.K. defined benefit plan deficit. After fiscal year 2012, pension obligations includes current contributions and contributions designed to address our U.K. defined benefit plan deficit for only an additional 5-year period. The plan actuary may recommend to the plan trustees amended contribution rates at the next triennial review scheduled for March 31, 2008. The plan trustees and Cascal will then agree on amendments to the contribution rates.

We have contractual obligations to make future payments on debt and lease agreements. Additionally, in the normal course of business, we enter into contractual arrangements where we commit to future purchases of services from unaffiliated and related parties. In addition, we have entered into long-term contracts with electricity suppliers; however, these contracts are not take-or-pay arrangements and can be terminated and are therefore not reflected in this table.

Long-term debt includes the total amount outstanding under long term financing arrangements and is more fully discussed in Note 14 to our consolidated financial statements.

Capital lease obligations include the amounts owed to third parties in connection with facilities, equipment and machinery acquired under capital leases. Operating lease obligations are more fully discussed in Note 17 to our consolidated financial statements.

Off-balance sheet arrangements

We do not currently have any off-balance sheet transactions or investments in special-purpose entities whose purpose is to facilitate off-balance sheet transactions.

Under the terms of some of our bidding processes, agreements with our clients and loan agreements, we provide financial guarantees, usually in the form of bank guarantees, or deposits to ensure our performance of certain obligations. See Note 17 to our consolidated financial statements for a more detailed description of these guarantees, including the duration and maximum potential payments arising under these arrangements.

We have also caused letters of credit to be issued in the amount of £4.0 million ($8.2 million) as at September 30, 2007 in favor of the trustees of the Water Company Section of our U.K. defined benefit pension plan. Under an agreement we recently entered into with Biwater and the trustees, we will be required to increase the amount of this letter of credit to £8.6 million ($17.5 million) no more than seven London business days after the first day of trading of our shares on the New York Stock Exchange, and may need to increase further the amount of the letter of credit to cover any increase in the plan-specific deficit of the Water Company Section determined as of this offering, up to a maximum amount of £10.0 million ($20.4 million). See “Relationships and transactions with related parties — U.K. defined benefit pension plan.”

Quantitative and qualitative disclosure of market risk

The following discussion addresses our exchange rate risk, our interest rate risk and our commodity price risk. For additional information with respect to our market risk, see Note 16 to our consolidated financial statements.

Exchange rate risk

Our reporting currency is the U.S. Dollar, but we conduct substantially all of our business in the local currencies of the countries in which we operate. For this reason, we are exposed to risk from exchange rate fluctuations when our revenues, expenses, assets and liabilities are translated from local currencies to U.S. Dollars.

We are not parties to any arrangements to hedge our exposure to exchange rate risks. However, wherever possible we incur liabilities in the same currency in which the business unit incurring the liability receives its revenue. When liabilities are not denominated in the functional currency of the relevant business unit, exchange rate exposure is mitigated through contractual or negotiated rate increases and may further be mitigated by entering into currency swaps on a selected basis.

However, in June 2006 we took a different approach when drawing £38 million of term loans to be used to finance a portion of the distribution to shareholders in connection with Biwater’s acquisition of Nuon’s interest in us. Management took into account the effect that a strengthening of the British Pound sterling would have on the value of the profits reported by our U.K. project company in U.S. Dollar terms as well as the net equity in our U.K. project company, both of which would increase under such circumstances. These term facilities were drawn by our U.K. project company and our U.K. management services subsidiary and immediately loaned to us as British Pound sterling-denominated inter-company loans. In November 2006, our U.K. project company lent us a further £4 million in connection with the acquisition of our China projects in connection with the acquisition of our China projects, which was fully repaid in December 2007.

We report our financial position and results of operations in U.S. Dollars and are therefore required by Dutch GAAP and U.S. GAAP to retranslate these monetary liabilities at the period end exchange rate each time we prepare a balance sheet and to report the differences on retranslation in our statement of income for the period then ended.

Principally because the British Pound sterling has strengthened against the U.S. Dollar since the end of the first quarter of fiscal year 2007, we are reporting foreign exchange losses in our consolidated statement of income for fiscal year 2007 and the first six months of fiscal year 2008 in the amount of $6.8 million and $4.1 million respectively. Of the $6.8 million and $4.1 million amounts, $4.8 million and $3.1 million, respectively, relates to the aggregate £42 million of British Pound sterling denominated loans discussed above. These losses may, or may not, ultimately be realized as cash outflows when the loans are repaid, depending on the foreign exchange rate on the date of repayment. Our net equity has improved by $5.6 million and $2.4 million during fiscal year 2007 and the first six months of fiscal year 2008, respectively, as a result of retranslating British Pound sterling-denominated net assets into U.S. Dollars for financial reporting purposes.

Our financial results are currently mainly exposed to gains or losses arising from fluctuations in the translation of our underlying local currency revenue into U.S. Dollars. Exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results in the statement of income. A 10% average decrease in the value of the U.S. Dollar in fiscal year 2007 would have resulted in an $12.9 million and $4.2 million increase in revenue and operating profit, respectively. A 10% average increase in the value of the U.S. Dollar in fiscal year 2007 would have resulted in a $10.5 million and $3.4 million decrease in revenue and operating profit, respectively. In addition, as of September 30, 2007, 85% of our long term debt was denominated in British pounds and the remaining 15% in other currencies. Accordingly, our future financial results will be subject to fluctuation caused by changes in the value of the British Pound sterling when we settle these debt obligations.

Interest rate risk

We are exposed to interest rate risk on the interest-bearing receivables (primarily comprised of securities and cash at bank and in hand) and interest-bearing long-term and current liabilities.

We are exposed to the consequences of variable interest rates on receivables and liabilities. In relation to fixed-rate liabilities, we are exposed to market values. We have not entered into any derivative contracts to hedge the interest-rate risk on receivables.

We are exposed to interest rate risk with respect to our variable rate long term borrowings. Based on our gross variable interest expense for fiscal year 2007, a 10% relative increase in our variable interest rates would have resulted in an approximate increase of less than $1.4 million in our gross interest expense.
With respect to certain fixed-rate liabilities owed to financial institutions, we have sometimes entered into interest rate swap agreements through which we effectively received fixed payments, and paid variable ones. We have not been party to any interest rate swap arrangement since the sale of our wastewater treatment plant in Mexico in October 2004.

As of September 30, 2007, $141.2 million of our debt was index-linked to a U.K. inflation index so we have an exposure to U.K. inflation rates. However, we have a hedge for most of this exposure because the inflation index used by the lenders is the same index used by Ofwat to increase annually the rates of our U.K. project company and the underlying regulatory value of the fixed assets of our U.K. project company, although there may be up to a six-month lag between the application of a change in the index in connection with the debt and the application of a change in the index to our rates.

The £38 million of debt that we incurred in June 2006 and which we intend to repay from the proceeds of this offering accrues interest at a variable rate based on LIBOR. An increase or decrease in the variable interest rate of 100 basis points will reduce or increase our net profit by approximately £0.03 million ($0.06 million) for each month that the debt remains outstanding at the higher or lower rate, respectively. The variable rate that we are currently charged on this debt is 9.21% per annum and as a consequence we are incurring interest expense at a rate of £0.3 million ($0.6 million) for each month the £38 million loan remains outstanding.

Commodity price risk

Electrical power is a key input cost to our businesses. Our U.K. operations endeavor to minimize the effect of short-term changes in the unit cost of electricity by negotiating longer-term supply contracts with power companies that feature fixed prices or allow us to limit the adverse effect of future price changes. We do not have any commodity hedges in place at present nor have we had any commodity hedges in place in the past. Based on our results for fiscal year 2007, a 10% increase in electricity costs in our continuing operations would result in an approximate increase of $0.8 million in raw and auxiliary materials and other external costs.

Recent accounting pronouncements

Dutch GAAP:

In November 2005, the Dutch Council for Annual Reporting issued the 2005 edition of the guidelines for Annual Reporting. All relevant changes to the guidelines have been incorporated in our accounting policies for the year ended March 31, 2007.

In September 2006, the Dutch Council for Annual Reporting issued the 2006 edition of the Guidelines for Annual Reporting. The following important changes have been made to the guidelines, which may affect our accounting policies for the year ended March 31, 2008:

Tangible fixed assets—The new guidance is based on IAS 16 Property Plant and Equipment 2003 (RJ 212);

Inventories—More clear criteria for capitalization of costs and expenses (RJ 220);

Leasing—Additional guidance has been provided on the question of whether a contract includes a lease contract, and whether land and buildings need to be classified separately. Additional disclosure requirements have also been provided (RJ 292).

These guidelines have become mandatory for our financial year ending March 31, 2008. We are currently investigating possible effects of the new guidelines on our financial reporting.

In addition, new draft guidelines on various topics have been issued. These guidelines will not become mandatory before our financial year ending March 31, 2009. We will not apply these guidelines before that date. We are currently investigating possible effects of the new proposed guidelines on our financial reporting.

U.S. GAAP:

FIN 48—In July 2006, FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This interpretation provides that the financial statement effects of a tax position shall initially be recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. This interpretation also may require additional disclosures related to tax positions taken. The provisions of FIN 48 are effective for us as of the beginning of fiscal year 2008, with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. We have adopted FIN 48 as of April 1, 2007, on which date we recorded no liability for unrecognized tax benefits. As of April 1, 2007 and September 30, 2007, the gross amount of unrecognized tax benefits was $0.7 million. The total amount of unrecognized tax benefits as of April 1, 2007 and September 30, 2007 that, if recognized, would affect the effective tax rate as of

April 1, 2007 and September 30, 2007 is nil and nil; based on conditions existing as of those dates, the recognition of the unrecognized tax benefits would increase losses carried forward against which deferred tax asset a full valuation allowance would be required.

SFAS 157—In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. SFAS No. 157 will become effective for us at the beginning of fiscal 2009. A one-year deferral is in effect for non-financial assets and non-financial liabilities that are measured on a nonrecurring basis. Management is currently evaluating the effect, if any, that SFAS No. 157 will have on our financial statements.

SFAS 159—In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the effect of adopting SFAS No. 159.

EITF 06-09—In December 2006, the FASB Emerging Issues Task Force (“EITF”) issued EITF 06-09, Reporting a Change in (or the Elimination of) a Previously Existing Difference between the Fiscal Year-End of a Parent Company and That of a Consolidated Entity or between the Reporting Period of an Investor and That of an Equity Method Investee. EITF 06-09 concludes that a parent or an investor should report a change to (or the elimination of) a previously existing difference between the parent’s reporting period and the reporting period of a consolidated entity or between the reporting period of an investor and the reporting period of an equity method investee in the parent’s or investor’s consolidated financial statements as a change in accounting principle in accordance with the provisions of SFAS 154. It is effective for the first interim or annual reporting periods beginning after November 29, 2006. There have been no changes made to either our reporting periods or for the reporting periods of our consolidated subsidiaries or equity method investments. Notwithstanding our recently acquired subsidiaries in Panama, China, the United Kingdom and South Africa all operating to statutory reporting dates other than March 31, they each perform a full annual closing at March 31 for the purposes of their inclusion in our consolidated financial statements. See “Management’s discussion and analysis of financial condition and results of operations — Presentation of financial information.“

SFAS 141 (revised 2007)—In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations.” SFAS 141(R) will change how business acquisitions are accounted for and will affect financial statements both on the acquisition date and in subsequent periods. SFAS 141(R) will become effective for us for any acquisitions completed after April 1, 2009. Management is currently evaluating the effect, if any, that SFAS 141(R) will have on our consolidated financial statements.

SFAS 160—In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” SFAS 160 will require all entities to report noncontrolling interests in subsidiaries as equity in the consolidated financial statements. SFAS 160 will be effective for us from April 1, 2009. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 will be applied prospectively. Management is currently evaluating the effect, if any, that SFAS 160 will have on our consolidated financial statements.

Historical financial information relating to our
Panamanian project

The following historical financial information relates to our Panamanian project company, Aguas de Panama, which we acquired on June 30, 2006 and which is reflected in our results of operations from June 26, 2006, the date upon which we came under the common control of Biwater. Prior to its acquisition by us, Aguas de Panama was owned by Biwater. We are providing this information pursuant to Regulation S-X, Rule 3-13. As noted below, the information relating to Aguas de Panama was prepared in accordance with International Financial Reporting Standards (IFRS), which are not readily comparable to Dutch GAAP or U.S. GAAP. See Note 12 to the Aguas de Panama financial statements for a discussion of the reconciliation of the Aguas de Panama financial statements to U.S. GAAP.

Selected financial data of Aguas de Panama

The tables below present Aguas de Panama’s selected financial data as of the end of its fiscal years ended December 31, 2003, 2004 and 2005 and as of June 30, 2006 and for its fiscal years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2005 and 2006. Aguas de Panama’s selected statement of income data for its fiscal year ended December 31, 2005 and the six months ended June 30, 2006 and its balance sheet data as of December 31, 2005 have been derived from its audited financial statements included elsewhere in this prospectus and should be read in conjunction with, and are qualified in their entirety by, those financial statements and related notes. Aguas de Panama’s selected statement of income data for its fiscal years ended December 31, 2003 and 2004 and its balance sheet data as of December 31, 2003 and 2004 and June 30, 2005 below have been derived from Aguas de Panama’s accounting records.

You should read the selected financial data set forth below in conjunction with “— Summary discussion and analysis of financial condition and results of operations of Aguas de Panama” and “Unaudited pro forma condensed consolidated financial data” appearing elsewhere in this prospectus.

	For the year ended			For the six months
	December 31,			ended June 30,
IFRS	2003	2004	2005	2005	2006
(Dollars in thousands)	(Unaudited)	(Unaudited)		(Unaudited)

Statement of income data:
Revenue
Operation and maintenance	$2,707	$3,604	$3,046	$1,579	$1,372
Financing	3,551	3,643	3,690	1,842	1,845

	$6,258	$7,247	$6,736	$3,421	$3,217
Raw and auxiliary materials and other external costs(1)	—	—	—	—	—
Staff costs(1)	—	—	—	—	—
Depreciation of tangible fixed assets	—	—	—	—	—
Other operating charges	3,539	3,454	3,347	1,784	1,667

Total operating expenses	3,539	3,454	3,347	1,784	1,667

Operating profit	2,719	3,793	3,389	1,637	1,550
Interest (expense)/income	(310)	(821)	(1,001)	(471)	(530)

Profit before taxation(2)	2,409	2,972	2,388	1,166	1,020
Taxation	—	—	—	—	—
Net profit	$2,409	$2,972	$2,388	$1,166	$1,020

(1)	Biwater incurs these costs, which are recharged and reported within other operating charges.

(2)	Aguas de Panama benefits from a 100% tax exemption during its first five years of operation, which will be reduced to 75% in September 2007 for an additional five years and then to 50% thereafter.

IFRS	As of December 31,			As of June 30,
(Dollars in thousands)	2003	2004	2005	2006

Balance sheet data:
Cash at bank and in hand	$2,199	$2,993	$3,849	$3,901
Total assets	28,691	30,205	31,128	31,140
Current liabilities	67	1,748	2,744	2,836
Long term liabilities	16,419	13,281	10,820	9,720
Shareholders’ equity	12,205	15,176	17,564	18,584
Other data:
Distributions per share	$—	$—	$—	$—

Aguas de Panama S.A. financial statements have been prepared in accordance with International Financial Reporting Standards, which differ in certain respects from U.S. GAAP. A reconciliation of net profit and shareholders’ equity under IFRS with the corresponding amounts under U.S. GAAP is set out below.

Effect on net profit of differences between IFRS and U.S. GAAP

			Year ended	Six months ended	Six months ended
(Dollars in thousands, except share and per share data)	Notes		December 31, 2005	June 30, 2005	June 30, 2006

Net profit in accordance with IFRS			$2,388	$1,166	$1,020
U.S. GAAP adjustments
— Project accounting in accordance with U.S. GAAP	(a	)	(917)	(507)	(336)
— Tax effect of U.S. GAAP differences	(b	)	138	76	50

Net profit in accordance with U.S. GAAP			$1,609	$735	$734

Net profit may be analyzed as follows:
Continuing operations			$1,609	$735	$734

Net profit in accordance with U.S. GAAP			$1,609	$735	$734

Net profit per share

		Six months ended
	Year ended	June 30, 2005	Six months ended
(Dollars in thousands, except share and per share data)	December 31, 2005	(unaudited)	June 30, 2006

Net profit in accordance with U.S. GAAP	$1,609	$735	$734

Net profit attributable to common shareholders	$1,609	$735	$734

Net profit per share in accordance with U.S. GAAP basic and diluted method	$3,218	$1,470	$1,468
Number of shares—Basic and diluted	500	500	500

Effect on shareholders’ equity of significant differences between IFRS and U.S. GAAP

			December 31,	June 30,
(Dollars in thousands)	Notes		2005	2006

Shareholders’ equity in accordance with IFRS			$17,564	$18,584
U.S. GAAP adjustments
— Project accounting in accordance with U.S. GAAP	(a	)	(4,171)	(4,507)
— Tax effect of U.S. GAAP differences	(b	)	626	676

Shareholders’ equity in accordance with U.S. GAAP			$14,019	$14,753

Changes in shareholders’ equity

(Dollars in thousands, except	Year ended	Six months ended
share and per share data)	December 31, 2005	June 30, 2006

The reconciliation of the movements in shareholders’ equity is as follows:
Opening shareholders’ equity—in accordance with U.S. GAAP	$12,410	$14,019
Net profit for the period	1,609	734

Closing shareholders’ equity—in accordance with U.S. GAAP	$14,019	$14,753

(a) Under IFRS, Aguas de Panama S.A. has complied with the requirements of IFRIC 4, “Determining whether an arrangement contains a lease.” IFRIC 4, which was applicable from January 1, 2006 and required retrospective application, seeks to identify the contractual terms and conditions of agreements that, without taking the legal form of a lease, convey a right to use a group of assets in return for payments included in the overall contract remuneration. Our concession agreement with IDAAN satisfies the requirements set out in IFRIC 4 for an arrangement to be considered to contain a lease because there is a specific group of water treatment assets that are essential to the fulfillment of the contract and the price that IDAAN pays, as sole customer, for those assets’ output is contractually determined. The classification of the lease that IFRIC 4 deems to be contained within the concession arrangement is determined by reference to IAS 17. The concession agreement provides for the water treatment assets to be transferred to IDAAN’s ownership at the end of the 30-year concession for no consideration. This transfer of ownership provides the basis for concluding that the lease contained in the concession agreement is a finance lease, as opposed to an operating lease.

Under U.S. GAAP, EITF 01-08, “Determining whether an arrangement contains a lease,” is effective prospectively for arrangements acquired in a business combination, entered into or significantly modified after May 28, 2003. As the concession agreement was entered into prior to May 28, 2003 and has not been significantly modified since that date, EITF 01-08 does not require a reassessment to be made in relation to this contract. As such, for presentation under U.S. GAAP the concession arrangement retains its legal form as a bulk treated water supply contract with the assets that are used to make the supply and that are legally owned by the supplier being recorded as property, plant and equipment in the supplier’s financial statements.

(b) A deductible temporary difference originates from the elimination of the IFRS lease accounting presentation for U.S. GAAP reporting of our concession agreement. This temporary difference has been tax effected using 15%, which is the long-term tax rate applicable to this concession agreement, based on a 50% tax exemption in Panama commencing with the eleventh year of operation and continuing until the concession’s end.

The following condensed consolidated statement of income and condensed consolidated balance sheet present the results and financial position of Aguas de Panama S.A. as determined under U.S. GAAP.

U.S. GAAP		For the six months
	For the year ended	ended June 30,	For the six months
	December 31,	2005	ended June 30,
(Dollars in thousands)	2005	Unaudited	2006

Condensed statement of income data:
Revenue	$6,652	$3,331	$3,297
Costs and expenses:
Operations and maintenance(1)	3,347	1,784	1,667
Depreciation and amortization	833	417	417

Income from operations	2,472	1,130	1,213
Interest income	—	—	9
Interest expense	(1,001)	(471)	(539)

Income from operations before
income taxes	1,471	659	683
Taxes(2)	138	76	51

Net income	$1,609	$735	$734

(1)	Biwater incurs raw and auxiliary materials expenses and staff costs, which are recharged and reported within operations and maintenance.

(2)	Aguas de Panama benefits from a 100% tax exemption during its first five years of operation, which will be reduced to 75% in September 2007 for an additional five years and then to 50% thereafter.

U.S. GAAP	As of December 31,	As of June 30,
(Dollars in thousands)	2005	2006

Condensed balance sheet data:
Cash and cash equivalents	$3,849	$3,901
Total assets	27,583	27,309
Current liabilities	2,744	2,836
Long term debt, net of current portion	10,820	9,720
Shareholders’ equity	14,019	14,753

Summary discussion and analysis financial condition and results of operations of Aguas de Panama

Six months ended June 30, 2005 compared to six months ended June 30, 2006

	Six months
	ended June 30,	Six months		Percentage
IFRS	2005	ended June 30,	Change	change
(Dollars in thousands)	Unaudited	2006	2005 - 2006	2005 - 2006

Operation and maintenance revenue	$1,579	$1,372	$(207)	(13.1)%
Financing revenue	1,842	1,845	3	0.2
Other operating charges	1,784	1,667	(117)	(6.6)
Interest (expense)	(471)	(530)	(59)	12.5
Profit before taxation	1,166	1,020	(146)	(12.5)

Aquas de Panama’s revenue earned from operation and maintenance of the water treatment plant has fallen because a progressively larger component of the payments received from IDAAN has been allocated to reduce the capital element of the finance lease receivable. The decline in other operating charges resulted from lower insurance costs and legal and other professional fees in the 2006 period. The interest expense increase resulted from higher variable rates on Aquas de Panama’s borrowings due to general interest rate conditions.

2004 compared to 2005

	Year ended	Year ended		Percentage
IFRS	December 31,	December 31,	Change	change
(Dollars in thousands)	2004	2005	2004 - 2005	2004 - 2005

Operation and maintenance revenue	$3,604	$3,046	$(558)	(15.5)%
Financing revenue	3,643	3,690	47	1.3
Other operating charges	3,454	3,347	(107)	(3.1)
Interest (expense)	(821)	(1,001)	(180)	21.9
Profit before taxation	2,972	2,388	(584)	(19.7)

Aquas de Panama’s revenue earned from operation and maintenance of the water treatment plant has fallen because a progressively larger component of the payments received from IDAAN has been allocated to reduce the capital element of the finance lease receivable. The decline in other operating charges resulted from lower professional fees and finance-related overhead in fiscal year 2005 compared with the prior period. The interest expense increase resulted from higher variable rates on Aquas de Panama’s borrowings due to general interest rate conditions.

Industry overview

Outlook

We believe the private-sector water market will continue to grow significantly. Historically, water and wastewater services have generally been provided by governmental entities. However, since the 1990s, a growing number of governments have moved toward the privatization or outsourcing of these services in an effort to meet more stringent water quality and environmental standards, control costs, respond to increased demand and improve service quality. As a result of these needs, the private sector’s role in the provision of water and wastewater services is expected to continue to increase from a global population served of approximately 707 million in 2007 to approximately 1.15 billion in 2015, according to Pinsent Masons Water Yearbook 2007-2008. We believe this growth in private-sector involvement will create significant business opportunities for us. We believe there are a significant number of new projects in the pipeline in our target markets and we are currently tracking a number of developing opportunities in China and Europe, as well as pursuing opportunistic growth in other locations, such as Latin America and India.

Water and wastewater service process

The provision of drinking water services can be broadly described as:

•	the abstraction, under license, of raw water from surface sources such as rivers and lakes and from groundwater sources through wells and boreholes;

•	the subsequent treatment of the water to meet the required standards; and

•	the eventual distribution of the treated water through a network to customers’ premises.

The water service company typically has a duty to develop and maintain an efficient and economical system of water supply to its exclusive service area.

The provision of wastewater services can be broadly described as:

•	the collection of wastewater from customers’ premises;

•	the subsequent treatment of the wastewater to meet the required effluent standards; and

•	the return of the treated water to the environment and disposal of solid waste material in accordance with local standards.

The wastewater service company typically has a duty to provide, improve where necessary, extend and maintain a system of public sewers in its exclusive service area and to ensure that discharges meet environmental standards.

Global water industry structure

The water industry has changed considerably during the past 15 years as many government agencies have privatized water and wastewater services or outsourced their operations in an effort to meet more stringent water quality and environmental standards, control costs, respond to increased demand and improve service quality. In particular, as the world’s population continues to increase, becomes more urbanized and demands higher water quality standards, government agencies have found it increasingly difficult to manage and expand their facilities in a cost-effective and efficient manner.

Water and wastewater services are predominantly undertaken by governmental entities. In 2007, the private sector was responsible for only approximately 11% of the world’s water and wastewater services, a percentage that is expected to increase to 16% by 2015, according to Pinsent Masons Water Yearbook 2007-2008. Although there is private-sector participation in only a small percentage of the total market, there are industry competitors ranging from multinational water companies such as Veolia Environnement and Suez S.A. to local and regional firms. We estimate that there are at least 60 countries where the private sector has been engaged in the provision of water or wastewater services.

The introduction of private-sector participation into the water and wastewater services sector generally occurred later than in other privatized utility sectors. In 1980, private-sector involvement in water and wastewater services was limited to France, some parts of Great Britain and Spain and the investor-owned utilities in the United States. In the late 1980s, the water industry in England and Wales was privatized, creating significant interest in privatization from other governmental entities around the world. Today, most examples of new public-private partnership leave the ownership of the existing infrastructure with the government, while private operators are contracted to operate, maintain and expand the infrastructure.

The following factors have led to increased project opportunities for private water and wastewater service companies:

•	More stringent water quality standards and environmental regulations, including regulations regarding the discharge of untreated sewage. Increasingly over the last 20 years, governments have adopted tougher environmental standards and controls for the water industry and are enforcing existing standards and controls more strictly. Water and wastewater service companies must adapt to these more stringent standards and work to achieve and maintain them, modifying their operations and investing in their infrastructure. In addition, wastewater infrastructure must be developed in parallel with water infrastructure to ensure the protection of public health and the environment. In addition to national governmental regulations, water quality and service provision regulations may be set on a supranational level. For example, the European Union Water Directive of December 2000 provides the European Union with the power to impose potable water quality and wastewater discharge standards across its member states. The World Health Organization, or WHO, also provides guidelines on water services, including the quality control of drinking water, the use of wastewater in agriculture and the protection of local water sources.

•	Population growth, demographic shifts and increased industrialization that have increased demand for water and wastewater services. As the population in a region grows, government agencies often find that they are not able to manage the water and wastewater infrastructure needed to support that growth. In order to update and expand this infrastructure, significant investments must be made. Governments may increasingly find themselves unable to manage these investments without the assistance of the private sector.

In addition to population growth, demographic and economic shifts in the population also affect demand for water and wastewater infrastructure. As urban regions have expanded due to a general movement of population from rural to urban areas, existing facilities have not always had adequate capacity, technology and equipment to handle this growth. Increasing affluence also raises demand for water and wastewater services in order to maintain higher standards of living.

Increased industrialization in certain regions of the world has also increased the demand for water and wastewater services. An example of increased demand is our concession in La Negra Chile, where we supply a large copper smelting plant with treated effluent water in one of the world’s driest regions.

To respond to the demands of population growth and increased industrialization, capital investment and private-sector management skills are typically needed to maintain and refurbish aging infrastructure in developed countries, and to develop new infrastructure in emerging countries.

•	The need to improve the efficiency of service delivery. The global supply of fresh water is scarce and new sources must be developed while existing sources must be protected. WHO and UNICEF have estimated that as many as 1.1 billion people in 2004 were without basic potable water, with nearly 60% of them living in Asia. In addition, WHO and UNICEF estimated that 2.6 billion people in 2004, representing approximately 40% of the world’s population, were without adequate wastewater services and that approximately 1.5 billion of these people lived in China and India. Furthermore, although nearly 60% of the world’s population lives in Asia, it has only 36% of the world’s freshwater resources according to the United Nations World Water Development Report (March 2003).

In addition to the factors noted above, over the last decade multilateral and bilateral funding agencies, such as the World Bank, have been a significant factor in the promotion of private-sector involvement in the water industry by offering advisory services and by lending to national and local governments if the private sector is involved in the provision of water and wastewater services. In addition, specialized divisions of the multilateral funding agencies have been established to provide loans to private water service companies and to invest directly in private water projects. As water service needs continue to be a significant concern in various regions of the world, the multilateral funding agencies are expected to continue to play a significant role in fostering the development of private-sector opportunities.

Business

Overview

We provide water and wastewater services to our customers in seven countries. In a typical water project, we collect raw water from surface and groundwater sources, treat the water to meet the required quality standards and then supply the treated water through a distribution network to our customers’ premises. In a typical wastewater project, we collect the wastewater from our customers’ premises, treat the wastewater to meet the required standards and return the treated water to the environment. We provide these services under long-term contracts or licenses that typically give us the exclusive right to provide our services within a defined territory. Our customers are predominantly homes and businesses representing a total population of approximately three million. From fiscal year 2005 to fiscal year 2007, our revenue from continuing operations increased by 32% from $92.3 million to $121.7 million and our operating profit from continuing operations increased by 48% from $24.4 million to $36.2 million.

Revenue by country

The following table illustrates the services provided and an approximate breakdown of our revenue by the countries in which we currently operate and have operated for each of the last three fiscal years.

Dutch GAAP		Revenue for fiscal year			Revenue for six months
(Dollars in thousands)		ended March 31,			ended September 30,
Country	Type(s) of service	2005	2006	2007	2006	2007

United Kingdom(1)	Water	$61,410	$67,858	$75,705	$36,378	$47,200
South Africa(2)	Water and wastewater	10,621	13,380	13,766	6,669	10,375
Indonesia(3)	Water	9,267	9,543	11,062	5,309	5,564
China(4)	Water	—	—	2,924	—	4,848
Chile	Water and wastewater	6,746	6,805	6,393	3,269	3,737
Panama(5)	Water	—	—	6,165	1,616	4,390
Mexico(6)	Wastewater	1,158	2,731	3,136	1,368	1,511
The Philippines(7)	Water and wastewater	1,842	2,051	2,359	1,139	1,387
Holding companies(8)	Management and service fees	1,255	1,183	193	33	402

Total continuing operations		$92,299	$103,551	$121,703	$55,781	$79,414
Discontinued operations(9)	Water and wastewater	18,620	7,045	—	—	—

Total		$110,919	$110,596	$121,703	$55,781	$79,414

(1)	Includes revenue from Pre-Heat acquisition from February 1, 2007.

(2)	Represents 100% of the revenue derived from our Nelspruit project, in which we have a 90% interest, and includes 100% of the revenue from Siza Water, in which we have a 73.4% interest, from May 3, 2007, the date of its acquisition.

(3)	Represents our portion of the revenue from this country derived from our 50% interest in our larger project and our 40% interest in our smaller project, which revenue is proportionally consolidated in our financial statements in accordance with Dutch GAAP.

(4)	Represents 100% of the aggregate revenue of our holding company, in which we own an 87% interest, from the date of its acquisition, November 15, 2006. The holding company owns majority interests in four projects.

(5)	Our Panamanian project was acquired in June 2006 and is reflected in our statement of income data from June 26, 2006.

(6)	Represents revenue attributable to the operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to an early termination in January 2008. In the future, our financial statements will reflect our operation and maintenance contract in Mexico as a discontinued operation.

(7)	Represents our portion of the revenue from this country derived from our 30% interest in our project, which revenue is proportionally consolidated in our financial statements in accordance with Dutch GAAP.

(8)	Represents management and service fees not eliminated through consolidation, including services provided to Biwater and the portion of management fees we charge our joint venture companies attributable to the interests in these companies that we do not own, as well as our central overhead costs.

(9)	Represents revenue from our Mexican wastewater treatment plant prior to its sale in October 2004 and our interest in Belize Water Services prior to its sale in October 2005.

For its fiscal year ended December 31, 2005 prior to our ownership, Aguas de Panama’s revenue was $6.7 million and its operating profit was $3.4 million. The financial statements from which these revenue and operating profit amounts were derived were prepared in accordance with IFRS.

Prior to our acquisition, China Water rationalized its portfolio by selling three projects. China Water’s revenue for its fiscal year ended December 31, 2006 from the four projects acquired by us was $7.6 million. The financial statements from which the revenue was derived were prepared in accordance with IFRS.

On February 1, 2007, we acquired 100% of Pre-Heat Limited, a business that supplies gas installation and maintenance services in the South of England and that complements our existing U.K. non-regulated business, for a total consideration of £4.6 million ($8.9 million), which consisted of initial consideration of £3.5 million ($6.9 million) plus contingent and deferred consideration of £1.0 million ($1.9 million) plus costs of £0.1 million ($0.1 million). For its fiscal year ended October 31, 2006 prior to our ownership, Pre-Heat’s revenue was $8.8 million and its operating profit was $1.4 million. The financial statements from which these revenue and operating profit amounts were derived were prepared in accordance with U.K. generally accepted accounting principles.

On May 3, 2007, we acquired a 73.4% interest in Siza Water, a water and wastewater services company in South Africa for approximately $2.9 million. For its fiscal year ended December 31, 2006, this company’s revenue and operating profit were approximately $5.5 million and $1.3 million, respectively. The financial statements from which the revenue and operating profit were derived were prepared in accordance with South African generally accepted accounting principles.

Our strengths

Stable revenue base with high visibility and growth prospects.  Due to the regulated nature of most of our business and the stable demand for water and wastewater services, we have a high degree of revenue predictability. Our rates are typically set either following periodic reviews by regulatory or client bodies based on a projected rate of return, or pursuant to an indexation formula. Our projects ranged in duration at their commencement from 17 years (Mexico) to 30 years (for example, South Africa) to a perpetual 25-year rolling license (United Kingdom). All of our projects are either perpetual or have contract terms scheduled to expire in 2020 or beyond. Approximately 75% of our fiscal year 2007 revenue was generated from rates that are scheduled for review every five years, and the remainder of our revenue was generated from rates that are typically reviewed annually. The review process helps to ensure that the rate of return we receive from a project corresponds with the original contract assumptions. In addition, our stable customer base, which is primarily residential, provides steady demand for water and wastewater services, adding to the predictability of our revenue. Based on recent rate determinations, we expect to achieve revenue growth and further margin improvements across most of our existing projects.

Successful track record of high-quality operations.  Our ability to improve our existing operations and efficiently deliver water and wastewater services to our customers has been one of the principal factors in our success. Our water company in the United Kingdom was ranked second out of the 22 water companies in England and Wales in terms of overall performance in the most recent rankings published in 2007 by the independent water industry regulator for England and Wales, known as Ofwat. Our South African project received the official acknowledgment of our public-sector client in August 2003 as a result of our improved service. We have received from the International Organization for Standardization (ISO) its ISO 9001 international quality certification in connection with our systems and procedures in most of the countries where we operate and we believe that our project company in The Philippines was the first water company to reach ISO 9001 certification in that country. The ISO is a network of the national standards institutes of over 150 countries and coordinates the development of international standards, such as its ISO 9000 series of standards relating to “quality management” (meeting customer and applicable regulatory requirements and continually improving performance in that regard).

Well-established international platform with ability to respond effectively to growth opportunities in our target markets, which are primarily China and Europe.  We have an experienced business development capability, which is mainly based in Europe and China and can be supported by Biwater’s global resources as and when required. We believe that our prime focus on the provision of water and wastewater services to projects typically serving a population of 100,000 to 1,000,000 people enables us to capitalize on our track record, leverage our core experience and involve senior management in project discussions, thereby providing a level of attention that is often appreciated by our public-sector clients. Our recent acquisition of a majority interest in a company that owns majority interests in four Chinese projects and maintains its own business development team complements our existing business development capabilities. This further enables us to capitalize on our track record and enhances our ability to respond effectively to project opportunities.

Expertise in identification, screening and negotiation of growth opportunities through acquisition and new project development.  We approach all new project opportunities with a systematic four-step approach that includes identification, screening, project approval and bidding. Based on our interactions with various industry participants, we believe that we have an excellent reputation in the water industry and that this reputation, coupled with our market intelligence and industry experience allow us to identify potentially attractive projects. Once an opportunity is identified we subject it to a robust screening and approval process, mobilizing experienced internal resources and external advisors. We use our industry expertise to negotiate contracts that ensure a sufficient rate of return in light of the anticipated risks and to mitigate these risks where possible.

Diversified geographic exposure and growing customer base.  The United Kingdom represented 62% of our revenue during fiscal year 2007. Our remaining revenue was derived from our projects in South Africa, Indonesia, China, Chile, Panama, The Philippines and Mexico. We believe our geographic diversification reduces our exposure to regional economic, political and climatic issues. We expect that our recent acquisitions in Panama, China and South Africa, the expected growth from new projects and acquisitions and the organic growth of our existing operations, particularly in South Africa, Indonesia and The Philippines, will lead to an increasing customer base and a further diversification of our geographic exposure.

Experienced international management team.  Our executive officers average over 16 years of international water industry experience, both in operations and in the development of privatizations and other projects featuring private-sector participation. In addition to their experience with us, several of our executives have managed other water companies. Our projects outside the United Kingdom are led by strong local senior management teams comprising one or more expatriates and are mainly staffed with local employees. We have a policy of rotating senior staff across our projects in order to promote the implementation of best practices, adapted to local conditions. In order to manage our portfolio effectively, our executive officers focus on providing strategic direction, policies and control for the business while our local senior management ensures the implementation of these policies in the daily operations of the projects.

Our strategy

Our strategy is to provide high quality water and wastewater services to projects serving populations typically ranging from 100,000 to 1,000,000 that require efficiency improvements, are expected to generate revenue of at least $5 million per year and have a project term of at least 10 years. We believe that we have significant experience and a successful track record that enable us to compete most effectively for these projects. We prefer to invest in projects involving long-term contracts where we have the ability to demonstrate our value-added operational and management expertise over an extended period of time, as opposed to projects that provide participation only through fee-based contracts.

We are implementing a three-prong strategy, which includes two complementary growth components. First, we expect to continue to provide high quality water and wastewater services to customers within our project areas. Second, we expect revenue growth and margin improvement from our existing portfolio of projects. Third, we believe there are a significant number of new projects in the pipeline in our target markets. We intend to continue to execute the following internal and external growth strategies:

Continue to provide high quality water and wastewater services

A key part of our success has been our ability to provide high quality water and wastewater services to our customers. We expect to continue our efforts to ensure that this quality is maintained or improved at all of our existing projects. We will bring our expertise to additional projects that we develop or acquire.

Improve and expand existing operations

Whenever possible and economically sound, we will improve our existing operations either by expanding our area of operations in markets we have the exclusive right to serve or by expanding the types of services that we provide. Although we cannot provide any assurances that we can achieve the plans set forth below, we hope to generate internal growth in our projects in the following ways:

•	United Kingdom: Provide water service to businesses and high quality leisure developments moving into our service area and expand our non-regulated home service business, which includes plumbing, central heating, drainage installation and maintenance service and emergency plans;

•	South Africa: Expand our services to newly developed areas within our exclusive service area, expand the boundaries of our service area to include adjacent areas, and operate production and treatment facilities that are currently managed by governmental agencies;

•	Indonesia: Continue to respond to the potable water demands of a rapidly growing population on Batam Island while positioning ourselves for the development, operation and maintenance of the island’s wastewater infrastructure;

•	China: Utilize our skilled local business development team to identify and develop new projects, while improving the operation of our company’s four existing operations;

•	Chile: Provide our services to the growing population of Santiago pursuant to our existing concessions and through new concessions to serve housing, residential and resort communities, and seek additional customers for our treated effluent in the arid region of northern Chile;

•	Panama: Seek expansion of our existing project;

•	The Philippines: Provide our water services to the expanding population in our service area and extend the provision of wastewater services to a larger customer base.

Grow our business by bidding for new projects and through acquisitions, primarily in China and Europe

We believe there are a significant number of new opportunities in our target markets, primarily China and Europe. In addition to targeting opportunities in China and Europe, we continue to pursue opportunistic growth in other locations, such as Latin America and India.

China.  China has been the world’s largest water market for new projects in the last three years, according to Pinsent Masons Water Year Book 2005-2006, 2006-2007 and 2007-2008. In November 2003, the Ministry of Water Resources reported that over half of the 668 cities in China face water shortages. Approximately two-thirds of urban wastewater in China is untreated, according to the Ministry of Water Resources.

We intend to use our recent acquisition in China as our platform to capitalize on this anticipated growth in this market by pursuing additional opportunities. Changes to legislation in China in 2002 created more opportunities for private-sector water companies by permitting the private sector to operate entire water and wastewater systems rather than being limited to treatment facilities. In 2004 2005 and 2006, China accounted for approximately half of the world’s water and wastewater projects opened to private-sector participation according to Pinsent Masons Water Yearbook 2007-2008. We intend to leverage our significant experience with concessions around the world, including Asia, to capture opportunities in this active market.

Europe.  The European Union imposes stringent water quality and environmental standards on its member states and those countries that are acceding to membership. Local municipalities in Central and Eastern Europe have recognized the need to involve the private sector in order to meet these standards, particularly due to the need to replace aging infrastructure. We believe that our international expertise and ability to improve the operations of water and wastewater systems will present us with opportunities to grow our business in these markets and we are currently tracking a number of developing opportunities in Europe.

Other markets.  In addition, we are continuing to pursue opportunistic growth in other locations such as Latin America and India. Our diligent approach to identifying and pursuing projects will aid our expansion efforts. We also expect to benefit from the decision of some of the larger global companies to divest some of their international water operations.

Project development processes

We use a structured, multi-phase approach to assess the potential value of a project and its fit within our portfolio. The project development cycle for a typical new project averages approximately twelve months to enter into a contract compared to six months if we purchase an interest in an existing project. We view our project development process in four stages: opportunity identification, screening, project approval and bidding. We continue to gather and analyze information throughout the project development process. Our corporate head office directs and largely executes the process of project development with support from the project companies as required; our project development in China is largely executed by our local business development team. Further support is provided by professional advisors, particularly for legal and tax matters.

Because many of our projects involve long-term commitments, our pricing policy together with the contractual structure is very important to the overall success of the project. As a result, we spend a significant amount of time conducting technical, financial and legal due diligence before finalizing the bid for a project. We carefully assess the broader political and economic environment and any additional local opportunities or issues that may arise in the future as well as consider operational improvements that may increase returns. We focus on projects where the government is stable, with a clearly defined policy of encouraging the private sector to assume responsibility for the provision of water and wastewater services, and where the most prominent competing political parties do not have highly divergent views about the role that the private sector can play in delivering these services. We focus on projects in stable countries with bidding processes that we understand, and where the commercial environment supports our ability to preserve our contractual rights and to repatriate our investment returns. We carefully select key senior staff for a new project, with consideration given to the rotation of current staff.

We devote substantial attention to risk management by attempting to ensure that the risks in a project are reasonable, equitable and consistent with our expected financial returns. We focus on mitigation of environmental risk through good operating procedures and compliance with applicable regulatory requirements. If we are unable to mitigate political risk through contractual arrangements or an independent regulatory system, then we will mitigate those risks using insurance or other means.

Project overview

General

We manage our projects by providing strategic direction and control from our corporate head office while allowing each of our project companies to run its local operation with substantial day-to-day operating authority. We typically have one or more expatriate managers at each project, who are responsible for working with the local management team to maximize integration of the project with best practices of our other facilities. Within the group guidelines, each project company is responsible for its own local recruitment, training and development, remuneration policy, employee/union relations and employee communications. By handling these matters on a local basis, we believe we are better able to adopt policies and systems that are appropriate to the culture and the environment in which each project operates and that this approach helps us receive greater local acceptance.

In addition, we regularly set company-wide standards that often exceed the minimum standards required in our respective contracts. For example, we have received ISO 9001 (Quality) international certifications in connection with systems and procedures in most of the countries where we operate. We believe that our project company in The Philippines was the first water company to reach ISO 9001 certification in that country.

Our senior management team has significant experience overseeing geographically diverse operations and is responsible for the development and implementation of our overall corporate and business development strategy. One of the principal responsibilities of our senior management team is to evaluate project opportunities within our overall strategy. This group is also responsible for helping to promote a dialogue among the management teams of our various projects and help leverage our knowledge base. Members of our senior management team are also responsible for helping each project company develop strategy and tactics on major issues facing that project, such as material changes in the terms of the project contract.

We seek to maintain strong relationships with our customers, employees, co-investors in our project companies and regulators and public-sector clients. Although we generally have an exclusive right to provide services to our customers, we treat our customers as if they had a choice of service providers. We generally conduct annual customer surveys to help improve our customer relations and address customer service problems. As part of our projects, we often support the local communities we serve by offering social development and education programs, such as literacy training in South Africa, and conservation training, thereby developing goodwill in the community. For example, after the 2005 tsunami, we mobilized significant resources and deployed equipment and personnel to provide potable water to thousands of refugees in the Aceh Province of Indonesia. We have generally established strong relationships with our local partners, which have enabled us to address local issues more effectively. In addition, we focus on establishing good working relationships with regulators at all applicable levels of government and with our public-sector clients.

Project types

Each of our projects can be described by one of the following four categories: privatization, concession, build-own-operate-transfer (BOOT) and operation and maintenance. Each project is independently financed with a combination of equity and debt and generally without recourse to other projects or to Cascal N.V. The table below summarizes some of the basic characteristics of these types of projects and identifies the locations where we provide our services under these categories. A more detailed description of these project types follows the table.

			Build-own-operate-transfer	Operation and
	Privatization	Concession	(BOOT)	maintenance

Projects	United Kingdom Chile (Santiago)	South Africa China (Fuzhou) Indonesia The Philippines	Chile (Northern Chile) China (Yanjiao, Xinmin, Qitaihe) Panama	Mexico(1)
Description
Private-sector responsibilities	Complete control and ownership of project assets	Control of use of project assets for a specified period of time	Build, own and operate assets and then transfer assets to public-sector client after a specified period of time	Responsible for operation and maintenance of assets
Typical term	Perpetuity	20 to 50 years	15 to 30 years	5 to 15 years
Initial investment	Yes	Yes	Yes	No
Rate structure	Rate of return or formula	Rate of return	Rate of return or formula	Formula
Private-sector funding of capital expenditure	Yes	Generally yes	Yes	No

(1)	Following the termination of our BOOT contract in Mexico in October 2004, we commenced providing service to the same wastewater treatment plant under an operation and maintenance contract that was subject to an early termination in January 2008.

Privatization.  In the context of the water sector, privatization describes those water and wastewater assets that have been sold by the government to privately-owned third parties such as ourselves. We are responsible by law for the operation and maintenance of the water and/or wastewater facilities, the provision of those services to the designated areas and all capital expenditure. We acquire the facilities by making an initial investment in the company that is being privatized and are awarded a license granting us the exclusive right to provide services to the designated areas in perpetuity so long as we meet the terms of the license granted to us, including terms specifying water quality and customer service obligations. Although we own the facilities and we bill customers directly, the projects are subject to regulatory oversight with respect to the rates that we may charge and the economical and environmental performance of our operations.

Concession.  In a concession project, we agree with our public-sector client to provide water or wastewater services to a designated area for a specific period of time. The terms of the concession specify how we must provide services, including the rates that we may charge customers and the fees, if any, that we are required to pay to the public-sector client. These fees may be paid upfront, on an ongoing basis or a combination of both, and may be characterized as royalty or lease payments for the right to use existing facilities and also for the abstraction of raw water. We operate and maintain the facilities, which are typically owned by the public-sector client responsible for contracting for our services, and bill and collect customer revenue until the end of the designated concession period, which may be renewed beyond the originally agreed duration. We are typically responsible for making capital expenditure during the concession period to expand or improve the facilities. All rights with respect to the project assets revert to the public-sector client at the end of the concession, and we are typically required to return the assets in good working condition taking reasonable account of fair wear and tear. Concession periods in the water industry generally range from 20 to 50 years.

Build-own-operate-transfer (BOOT).  In a build-own-operate-transfer arrangement, the public-sector client contracts with us to finance and build water or wastewater facilities. We bear the construction risk, which we manage through our arrangements with our contractors. As provided for in the specific contract, we own, operate and maintain those facilities for a defined period of time, and after that period expires, we transfer ownership of the facilities to the public-sector client at no charge. The contracts also specify other terms upon which we may provide services, including the rates that we may charge, and usually require the client to pay for a minimum amount of service each month, irrespective of whether or not the client uses that minimum amount. This type of arrangement is known as “take-or-pay,” and is designed to ensure that the project company will have sufficient cash flows to meet its financial obligations, particularly for servicing its debt. These contracts generally range from 15 to 30 years in the water and wastewater industry. The terms of the financing for BOOT projects normally restrict the borrowing entity from paying dividends until some of the lenders’ risks in the project have been reduced to certain defined levels.

Operation and maintenance.  In these arrangements, we enter into a contract with the public-sector client that requires us to operate and maintain the water or wastewater facilities. We are paid a management fee as well as our operating costs associated with running the facility. We do not own the facility and we are not required to make capital expenditure in these projects, although we would normally advise the client on the need for certain capital expenditure. The public-sector client is responsible for capital expenditure and in some cases we could be required to manage the implementation of these capital works. These contracts generally range from 5 to 15 years in the water industry. There is often a system of financial incentives and penalties that are applied to the achievement of important performance targets.

Regulation

General.  Water and wastewater service providers are generally subject to regulation by water, environmental and health and safety regulators. Regulations imposed upon these service providers may relate to, among other things:

•	rates, including those applicable to particular types of customers;

•	water quality and related customer service standards, including timing, method and collection of payments as well as complaint procedures;

•	water supply, including standards to meet all reasonable demands for water;

•	delivery standards, including water pressure and establishment of new connections;

•	waste disposal;

•	raw water abstraction, including method, amount and charges;

•	the requirement to maintain assets and to ensure that water service is not interrupted;

•	the provision of water without charge for fire protection and other municipal uses and to consumers who may be entitled to receive water without charge;

•	competition; and

•	controls that may apply during droughts.

From time to time, these regulations change or are replaced by different regulations that affect service providers.

Breaches of these regulations can result in a variety of sanctions, which differ by jurisdiction, including warnings, criminal prosecution, financial penalties, and orders to make emergency improvements. Sanctions may also include a temporary shutdown, the revocation of the right to operate or the order to sell the business to another service provider.

In addition to regulation by governmental entities, operations of a service provider may also be affected by civic or consumer advocacy groups. These organizations provide a voice for customers at local and national levels to communicate their service priorities and concerns. Although these organizations may lack regulatory or enforcement authority, they may be influential in achieving service quality and rate improvements for customers.

Rate regulation.  The rates that a service provider may charge are typically approved by a government regulator or by the municipality or city council acting in that capacity. In assessing the viability of a project, a service provider must ensure that there is an effective framework for adjusting rates to reflect changes in revenue and costs, while the regulator, municipality or city council must ensure that the service provider has the ability to provide services to its customers to the required standard and does not abuse its position as the exclusive provider of that service. The techniques that have been established as a framework to adjust rates fall into two general categories: rate adjustment by formula and by rate of return, as described below.

Rate adjustment by formula.  In many projects (particularly BOOT and operation and maintenance projects), the adjustment of rates is controlled by a formula that is documented in the service provider contract or license or in applicable regulations. The formula provides a mechanism for the service provider to adjust rates to recover changes in its cost base and, because it is based on an agreed formula, rate adjustments are less likely to be challenged or modified by the regulator or public-sector client.

A rate adjustment formula effectively creates an index of the significant costs (e.g., electricity, labor, chemicals and financing costs) weighted in proportion to the total operating costs of the service provider.

Published indices or cost ratios are selected for each cost component to provide the most appropriate adjustment mechanism. It is typical for the weighting of the cost components in the formula to be reevaluated at intervals of time to take account of significant changes to the costs of the service provider. Typically, rates are adjusted annually under this approach, and the rate indices are assessed and re-weighted every five years. For example, our projects in Panama and northern Chile are subject to rate adjustment by formula.

Rate adjustment by rate of return.  The alternative to rate adjustment by formula is to base the calculation of rates on a targeted rate of return. Under this method, a comprehensive financial model or business plan is prepared initially by the service provider to reflect the expected cash flows of the project or business over the contract period. The financial model or plan incorporates the revenue and cost base of the project, including an assumed level of capital expenditures believed to be necessary to achieve specified performance targets and goals and regulatory standards reflected in the model or plan, such as service levels and delivery standards, and calculates the rate adjustment necessary to support the project and provide for the targeted rate of return. The model or plan is reviewed by the regulator, which may engage third-parties such as independent engineering and accounting firms to assist in the review, and typically is discussed between the regulator and service provider before the regulator finally approves the rates. In connection with a new project, it is common for the financial model or business plan to be submitted to the client as a part of the bid submission and to become part of the contract documentation for the project. Through the life of the project, the model assumptions are submitted to the regulatory body responsible for setting rates and these assumptions are used to underpin the regulatory financial model and ultimately produce the rates to be charged over the next regulatory period. For example, our projects in The Philippines and Indonesia are subject to rate adjustment by rate of return with yearly reviews and our project in the United Kingdom is subject to rate adjustment by rate of return with five-year reviews (in each case, subject to any interim determination).

Although these various rate adjustment mechanisms provide a substantial degree of predictability to our future revenue from our rate-regulated projects, these mechanisms do not necessarily ensure that we will always fully recover our operating costs or investments.

Environmental and water quality regulation.  In addition to regulation with respect to rates charged to customers, service providers are also subject to various environmental and water quality regulations relating to, among other things, the abstraction of raw water from local sources, the quality of potable water and the discharge of treated wastewater into the environment. In the event these standards are not satisfied, regulators may have the ability to reduce rates, impose penalties, commence legal proceedings, modify or shut down operations or terminate the service provider’s license. The regulators generally require monitoring and reporting on a regular basis and can make scheduled and unscheduled site inspections.

Our portfolio of projects

We operate water and/or wastewater projects in seven countries. Our projects vary in many respects, including the number of customers to whom we provide services, the rate review method and cycle and contract expiration. A more detailed description of our projects follows the table.

	Population
	served	Contract		Rate adjustment	Effective date of
	(approximate)(1)	expiration date	Rate review period	method	next rate review

United Kingdom	430,000	Perpetual	5 years	Rate of return	2010
South Africa
Silulumanzi(2)	335,000	2029	5 years	Rate of return	2010
Siza Water(3)	50,000	2029	5 years	Rate of return	2009
Indonesia(4)
Batam Island	700,000	2020	Annual	Rate of return	2007
Telang Kelapa	30,000	2021	Annual	Rate of return	2008
China(5)
Fuzhou	150,000	2034(6)	Annual	Rate of return	2009
Yanjiao	150,000	2026	Annual	Rate of return	2008
Xinmin	80,000	2025	Annual	Rate of return	2008
Qitaihe	130,000	2026	Annual	Rate of return	2008
Chile
Santiago	12,500	Perpetual(7)	Various(8)	Various(9)	Various(10)
Northern Chile	340,000	2024	Subject to inflation(11)	Formula	Subject to inflation(11)
Panama	300,000	2032	Subject to inflation(11)	Formula	Subject to inflation(11)
The Philippines(12)	220,000	2027	Annual	Rate of return	2007

(1)	Population estimates are based on official and unofficial population figures published by government sources.

(2)	We own 90% of this project.

(3)	We own 73.4% of this project.

(4)	We own a 50% interest in the Batam Island project and a 40% interest in the Telang Kelapa project.

(5)	We own 87% of the company that owns interests in four projects as follows: Fuzhou 72.0%, Yanjiao 94.3%, Xinmin 90.9% and Qitaihe 90.9%.

(6)	This contract includes an option to renew by us for an additional 20 years.

(7)	We have multiple contracts in Santiago, substantially all of which are perpetual.

(8)	Urban areas are reviewed at regular five-year intervals, while expansion areas are subject to review in accordance with the terms of their respective contracts.

(9)	Urban areas are adjusted by rate of return, while expansion areas are adjusted by formula.

(10)	Urban areas are next scheduled for review in 2010.

(11)	Rates may be adjusted as a result of changes in certain costs that affect prices by 3% or more.

(12)	We own a 30% interest in this project.

The financial data set out below in each of the descriptions of our projects have been derived from our financial statements, except for the results shown for Panama, China, and our Pre-Heat and Siza Water acquisitions that relate to the period prior to our ownership. The tables of recent reported results shown for our projects on the following pages compare our reported results at various exchange rates. For a comparison of our recent results at constant exchange rates, see “Management’s discussion and analysis of financial condition and results of operations.” We have not presented tables for Panama and China, which were acquired during fiscal year 2007.

United Kingdom (Bournemouth & West Hampshire Water/water)

Overview

We conduct our operations in the United Kingdom through Bournemouth & West Hampshire Water Plc, a licensed provider of water services under the United Kingdom’s Water Act 1989, which we refer to herein as “Bournemouth.” As this project resulted from a privatization, Bournemouth owns all of the plant and facilities that it uses to supply water to its customers. Bournemouth operates in a defined service area as the exclusive network water supplier subject to a 25-year license (which has a “rolling” termination date and thus is effectively perpetual) or until one or more specified events occur, such as a serious breach of duty under the law or the license. The project provides water services only and does not provide any wastewater services to its customers. In addition to Bournemouth’s regulated business, it also operates a limited range of non-regulated businesses as described below.

Bournemouth’s service area is located in England’s South Coast region and is bordered on the south by the English Channel. The most significant urban center in Bournemouth’s area is the coastal city of Bournemouth, where the project is headquartered. From the city of Bournemouth, the service area extends east through the western part of the county of Hampshire to the outskirts of the city of Southampton, west through the eastern part of the county of Dorset to the outskirts of the town of Poole and north to include the southernmost portion of the county of Wiltshire. The year-round population of Bournemouth’s service area is approximately 430,000, but the area attracts a significant number of tourists during the summer as a result of its beaches and relatively mild climate.

Our recent reported results of operations in the United Kingdom are as follows:

	For fiscal year			% change	% change	For six months ended September 30,		% change
Dutch GAAP	2005	2006	2007(1)	2005-2006	2006-2007	2006	2007(1)	2006-2007
(Dollars in thousands, except percentages)

Revenue	$61,410	$67,858	$75,705	10.5%	11.6%	$36,378	$47,200	29.7%
Operating profit	$20,822	$25,288	29,264	21.4%	15.7%	$14,681	$16,112	9.7%
Operating margin	33.9%	37.3%	38.7%			40.4%	34.1%

(1)	Includes results of operation of Pre-Heat Limited from February 1, 2007.

Operations

Regulated activities.  Bournemouth’s regulated operations, which consist of water extraction, treatment, storage and delivery to its customers, contributed 87% of Bournemouth’s total revenue in fiscal year 2007. The Bournemouth operations have the following characteristics:

•	Water source: Relies upon surface resources for approximately 87% of its water supply, with the balance coming from underground sources through boreholes.

•	Facilities: Seven water treatment facilities and 20 service reservoirs providing short-term local storage with a total capacity of approximately 54 million gallons.

•	Delivery network: Approximately 1,700 miles of underground pipes, with approximately 194,000 connections over an area of approximately 400 square miles.

•	Revenue mix: Approximately two-thirds of Bournemouth’s regulated revenue is derived from residential customers, and the balance from non-residential customers.

Non-regulated activities.  Bournemouth owns harbor moorings, fishery rights and land, which have been historically tied to its business by virtue of riparian ownership. Bournemouth also conducts certain limited businesses serving primarily as complements to its regulated operations. They consist of a range of home service businesses, including plumbing, central heating and drainage installation and maintenance service and emergency plans. Under Bournemouth’s current financing arrangements, which were put in place to repurchase and cancel Bournemouth’s preference shares in April 2005, annual revenue from existing non-regulated businesses may not exceed 20% of its aggregate revenue or operating expenses in any fiscal year, and annual revenue from non-regulated businesses that Bournemouth began to pursue after April 2005 may not exceed 2% of Bournemouth’s aggregate revenue or operating expenses. Bournemouth is seeking revisions to these covenants, but there can be no assurance that these revisions will be approved. Bournemouth’s non-regulated businesses accounted for 13% of Bournemouth’s total revenue for fiscal year 2007.

On February 1, 2007, we acquired 100% of Pre-Heat Limited, a business that supplies gas installation and maintenance services in the South of England. For its fiscal year ended October 31, 2006 prior to our ownership, Pre-Heat’s revenue was $8.8 million and its operating profit was $1.4 million. The financial statements from which these revenue and operating profit amounts were derived were prepared in accordance with U.K. GAAP.

Achievements

The Bournemouth operations have progressively improved their performance to rank among the leading water companies in the United Kingdom. This progress is driven by a continuous improvement ethic, which is evidenced by its externally accredited quality, environmental and occupational health management systems.

Bournemouth has earned the Government’s Charter Mark for “excellence in public services” in 1999, 2002 and 2005, and it has one of the lowest unit operating costs in the water industry in England and Wales, according to Ofwat, which has primary responsibility for regulating water and wastewater service providers in England and Wales. Of the 22 water companies operating in England and Wales, Bournemouth was ranked as the second best company for overall performance as assessed by Ofwat in its most recent rankings released in 2007. Bournemouth systems and procedures have received the following accreditations: ISO 9001 for quality assurance, ISO 14001 for environmental management and Occupational Health and Safety Assessment Series (OHSAS) 18001 for health and safety. The ISO 14001 standard relates to “environmental management” (minimizing harmful effects on the environment caused by its activities and continually improving its environmental performance). OHSAS 18001 is an international occupational health and safety management system created through the efforts of over a dozen national standards organizations, certification organizations and specialist consultancies.

Growth opportunities

In the regulated business, Bournemouth expects to continue to see high-end business investment and an increased number of high-quality leisure developments in this prime coastal service area. Bournemouth also plans to expand its non-regulated home service and heating businesses, which represented 12% of its total revenue in fiscal year 2007.

In addition, Bournemouth will be able to generate cash flow from time to time through the sale of excess property that is not essential to its core business. To the extent that such property is part of its regulated asset base and subject to its license, half of the proceeds from the sale of such property must be returned to Bournemouth’s customers at the next periodic review in the form of lower rates.

Regulation

Regulators.  The Bournemouth operations are subject to regulation principally by Ofwat, which regulates prices of water and standards of water service; the Environment Agency, which regulates the water environment and water abstractions; and the Drinking Water Inspectorate, which monitors and enforces compliance with statutory drinking water standards and provides information to the public on drinking water quality. Ofwat is an independent body governed by a board of eight members. The Bournemouth operations are also affected by European Union directives, including the Drinking Water Directive, which identifies standards of water quality for consumption purposes, and the Water Framework Directive, the goal of which is to balance environmental, social and economic needs across all inland and coastal waters. Both of these directives have been enacted in the United Kingdom. Bournemouth does not anticipate that it will be materially affected by the implementation of these directives in the United Kingdom in the near future because it already meets most of the drinking water standards and the enhanced Water Framework Directive standards do not place significant burdens on water companies. The environmental systems that Bournemouth has in place are designed to comply with all current relevant requirements of both the European Union and the United Kingdom.

The economic aspects of the water industry in England and Wales are principally regulated by Ofwat under the provisions of the U.K.’s Water Industry Act 1991. Ofwat’s primary duty is to ensure the “financeability” of the companies it regulates, allowing companies a projected rate of return sufficient, for an efficient company, to finance their operations and attract the capital necessary for investments in infrastructure required to meet environmental and other regulatory standards.

Rates.  As a service provider, Bournemouth is subject to comprehensive review of its operations by Ofwat every five years, at the conclusion of which Ofwat determines price limits for the following five-year period under a “rate of return” methodology. Bournemouth’s rates are set at these periodic reviews and may also be adjusted at interim reviews that Bournemouth or Ofwat may initiate under certain circumstances. If Bournemouth is not satisfied with the outcome of the rate determination process, it can appeal Ofwat’s determination to the U.K.’s Competition Commission.

The most recent Ofwat review occurred in late 2004, when Ofwat awarded Bournemouth an average annual rate increase of 3.1% above inflation for fiscal years 2006 through 2010, with rate changes of 15.9%, 2.2% and 1.6% above inflation in fiscal years 2006, 2007 and 2008, respectively, followed by rate changes of 0.6% and 2.4% below inflation in fiscal years 2009 and 2010. The relatively large increase allowed for in fiscal year 2006 reflects changes in Bournemouth’s operating costs, principally increases in the cost of energy, local taxes, abstraction charges, pension costs and an increase in the allowed rate of return for this review period.

In fiscal year 2007, Bournemouth’s rates were 7.0% below the national average, and Bournemouth’s rates are expected to be 13% below the national average for fiscal year 2010. Bournemouth believes that its ability to keep operating expenses below industry averages is an important and positive factor in the Ofwat review process. Bournemouth’s next periodic review is scheduled for 2009, with the new price limits to become effective on April 1, 2010.

Bournemouth’s rate of return in any particular period may vary from the expected rate of return based upon its ability to manage costs while achieving performance targets. These fluctuations from the expected rate of return will be taken into account during the next periodic review and may also be factored into any interim determination. For example, if Bournemouth is able to meet its performance targets without spending the amount that was assumed to be necessary to spend on capital expenditures to achieve these targets, then Bournemouth may realize a higher rate for that particular period. However,

Bournemouth could be adversely affected in the next rate review due to the lower amount of capital investment used in calculating the rate of return.

In addition to periodic reviews, either Ofwat or Bournemouth may call for an interim review of its rates under certain circumstances and the license sets forth a detailed formula for calculating the allowable amounts in this situation. There are two different types of interim determinations. First, Bournemouth may seek an interim rate adjustment if it is underperforming its projected five-year rate of return due to certain factors that are identified by the regulator, which currently include items such as bad debt, inaccurate assumptions relating to the effects of metering, changes in law (such as the Traffic Management Act, which may require service providers to pay local governments for access to work on infrastructure beneath highways) or abstraction charges. Second, Bournemouth may seek a rate adjustment through a “substantial effects” clause in its license, which permits rate modification due to significant changes in revenue or costs beyond management’s direct control. The latter type of adjustment is subject to a higher threshold of materiality in order for a service provider to be able to seek a rate adjustment. As part of these interim reviews, Ofwat may offset proposed increases in the rates based on other performance factors.

Although all of Bournemouth’s rates are set using the same basic approval process, rates are calculated separately for different classes of customers. Currently, approximately 55% of Bournemouth’s domestic customers do not have meters installed in their homes, while the balance receive metered water. A customer in the former group will receive bills calculated on the historic ratable value of the customer’s property, while a customer in the latter group will receive a bill calculated based on the customer’s metered water usage.

As mentioned above, Bournemouth is subject to environmental regulation, including with respect to the abstraction of water. In 2002, Bournemouth began to conduct studies in response to concerns that its abstractions from the River Avon could have a detrimental effect on the river’s salmon population and other species and habitats. The findings of the initial studies were inconclusive, so Bournemouth has agreed with the Environment Agency and English Nature, the U.K. government agency that promotes the conservation of wildlife and the environment, to continue the studies into the current rate review period of fiscal years 2006 to 2010. Although the River Avon is Bournemouth’s primary water source, accounting for approximately 86% of the raw water it currently abstracts, and material limitations on its right to abstract water from the River Avon would require it to develop alternative water supplies, Bournemouth does not believe that its water operations will be materially affected in the near future as a result of these studies.

Regulatory Outlook.  Ofwat has stated its desire to increase competition among water companies throughout England and Wales. As an example, since December 2005, consumers of water in excess of 13.2 million gallons per year are now permitted to purchase water from other suppliers. Although five customers within Bournemouth’s service area meet this criterion, only one of these customers is electing to do so. However, we cannot give any assurances as to how this and other policies aimed at increasing competition could affect us in the future. In March 2007, Ofwat announced a review of its policies regarding competition because it has not been satisfied with the pace of change following the change in its rules in December 2005, and in July 2007 Ofwat issued a paper soliciting public comment on measures that could be taken to attempt to enhance competition. These measures include adopting a new access pricing system that better reflects the costs of access to the existing distribution network for new companies entering the market and recommending a significant one-off reduction in the current eligibility threshold of 13.2 million gallons of water per year. The Ofwat paper also considers major changes to the industry by separating the different parts of water supply services to open them up to competition (e.g. separating water treatment and distribution), by extending competition to household customers, and by extending competition in the production and abstraction of water. In addition, it is possible that Ofwat will undertake a review of our license following completion of this offering.

South Africa (Silulumanzi and Siza Water/water and wastewater)

Overview

Silulumanzi.  We conduct most of our operations in South Africa through the Greater Nelspruit Utility Company, or GNUC, which operates under the name Silulumanzi. We own a 90% interest in Silulumanzi, with the remaining 10% owned by Sivukile Investments (Pty) Ltd., or Sivukile, a black empowerment enterprise. The South African government has been encouraging greater contribution from the black community in relation to issues such as company ownership, management and skills development. Silulumanzi is governed by a seven-member supervisory board of directors that is responsible for determining the overall policies of the company and a four-member management board of directors that is responsible for the management and control of the business and affairs of the company. With respect to the supervisory board of directors, we are entitled to appoint five directors and Sivukile is entitled to appoint two directors. All of the members of the management board of directors are appointed by us with a right granted to Sivukile to nominate one individual. Decisions of each of the supervisory and management boards of directors is by majority vote.

In 1999, Silulumanzi entered into a 30-year water and wastewater concession agreement with a local municipality, the Greater Nelspruit Transitional Local Council, now known as the Mbombela Local Municipality, or MLM. Pursuant to the concession agreement, Silulumanzi operates in a defined service area where it leases MLM’s assets and provides water and wastewater services. Due to the expansion of the municipal boundaries since 1999, MLM provides water and wastewater services to its customers living outside Silulumanzi’s service area.

Silulumanzi’s service area includes the city of Nelspruit, which is the regional capital of Mpumalanga Province in the northeastern part of the country near the Kruger National Park, and some outlying township and “peri-urban” areas outside Nelspruit. The townships are densely populated, middle- and low-income planned tenement communities and the peri-urban areas are generally poorer, more sparsely populated, unplanned developments. The total population of Silulumanzi’s service area is estimated to be 335,000, with approximately 40,000 people living in Nelspruit and approximately 295,000 estimated to be living in the townships and peri-urban areas. Virtually every household in Nelspruit, most of the households in the townships, and a small percentage of customers in the peri-urban areas have direct connections to Silulumanzi’s water and wastewater networks. The remaining customers in the townships and peri-urban areas rely on public standpipes for their water, and for some customers water is available only on alternate days. The peri-urban areas, which developed informally and without urban planning, do not have a wastewater infrastructure. One of MLM’s goals in seeking private-sector involvement in the provision of water and wastewater services was to improve the delivery of those services outside the Nelspruit city limits.

Siza Water.  On May 3, 2007, we acquired a 73.4% interest in Siza Water, the company that has responsibility for providing water and wastewater services to the Dolphin Coast region near Durban. We acquired 58.4% of the shares from Finagestion, a subsidiary of the French group Bouygues, and 15% of the shares equally from three South African Black Economic Empowerment (BEE) groups. Of the remaining shares, 23% are held by Metropolitan Life Limited (a South African insurance company) and 3.6% by an Employee Share Trust. Ownership of each 10% of shares entitles the holder to appoint one director to the board of Siza Water. As the principal shareholder we can appoint an “extra” director. All board decisions are taken by simple majority.

In 1999, Siza Water entered into a 30-year water and wastewater concession agreement with a local municipality, the Borough of Dolphin Coast, now known as Ilembe District Municipality, or IDM. Pursuant to the concession agreement, Siza Water operates in a defined service area where it leases IDM’s assets and provides water and wastewater services.

Siza Water’s service area includes the coastal town of Ballito and some outlying township areas, which are approximately 25 miles north of Durban. The project provides water services to a population of approximately 50,000, of which about half are served through direct connections and about half are served through standpipes.

Our recent reported results of operations in South Africa are as follows:

Dutch GAAP
	For fiscal year			% change	% change	For six months ended September 30,		% change
	2005	2006	2007	2005-2006	2006-2007	2006	2007(1)	2006-2007
(Dollars in thousands, except percentages)

Revenue	$10,621	$13,380	$13,766	26.0%	2.9%	$6,669	$10,375	55.6%
Operating profit	$2,329	$2,764	$3,756	18.7%	35.9%	$1,256	$2,935	133.7%
Operating margin	21.9%	20.7%	27.3%			18.8%	28.3%

(1)	Includes results of operations of Siza Water from May 3, 2007.

Silulumanzi’s operating profit in the early years of the concession was adversely affected by a change in the government’s policies introduced in 2000, which allowed each domestic customer in South Africa to receive 6 cubic meters (approximately 1,600 gallons) of water per month without charge. In 2003, the concession agreement was amended in recognition of the new obligation to provide this level of free basic service. In fiscal year 2007, approximately 89% of Silulumanzi’s revenue was generated from customers in the city of Nelspruit, and 4% from customers in the townships. In addition, Silulumanzi generally relies upon grants from government entities to subsidize the supply of services to the peri-urban areas, which represented approximately 7% of its revenue in fiscal year 2007.

We believe that Silulumanzi’s revenue, cash position and profitability will further improve in the near term as a result of the rate revision approved in 2005, as well as an expected increase in the operating grants and capital investment grants which MLM provides to Silulumanzi, through funding from the national government, to subsidize the provision of basic water and wastewater services in disadvantaged areas.

For its fiscal year ended December 31, 2006 prior to our ownership, Siza Water’s revenue was $5.5 million and its operating profit was $1.3 million, respectively, representing an operating margin of 23.6%. Financial statements from which these revenue and operating profit amounts were derived were prepared in accordance with South African generally accepted accounting principles.

Operations

Silulumanzi.  Silulumanzi’s operations have the following characteristics:

•	Water source: Relies primarily upon surface water from the Crocodile River for its water supply.

•	Water facilities: Three water treatment facilities plus 52 service reservoirs that provide short-term local water storage with a total capacity of approximately 32 million gallons. Silulumanzi also purchases bulk treated water from MLM to service some of the township and peri-urban areas.

•	Wastewater facilities: Three wastewater treatment facilities with a total capacity of approximately 11 million gallons per day.

•	Delivery network: Approximately 460 miles of underground water pipes, with approximately 61,000 connections over an area of approximately 55 square miles, and approximately 235 miles of wastewater pipes.

•	Revenue mix: Approximately 50% residential and 50% non-residential.

Siza Water.  Siza Water’s operations have the following characteristics:

•	Water source: Bulk potable water purchased from Umgeni Water.

•	Delivery network: Approximately 100 miles of potable water transmission and distribution pipes, together with five pumping stations.

•	Wastewater facilities: Two wastewater treatment facilities, with a total capacity of approximately four million gallons per day

•	Wastewater network: Approximately 70 miles of sewer with 20 pumping stations.

•	Revenue mix: Primarily residential.

Achievements

Silulumanzi.  Since signing the concession contract, Silulumanzi has made significant improvements in service delivery to both the city of Nelspruit and to the surrounding township areas. Potable water was supplied for the first time to more than 17,500 additional people in the early years of the concession. Within four years, 24-hour water supply was provided for the first time to 120,000 people who previously had intermittent access to water. In 2003, a new wastewater treatment plant was built and commissioned on the border of the Kruger National Park, improving the protection of the environment. MLM, the provincial government and the national government recognized by public statements of support the improvement in service during the first five-year period of the concession, and in the first five-year review in 2004, Silulumanzi was awarded an approximate 15% increase in average rates to continue to improve and expand its services. Silulumanzi’s systems and procedures have received the following accreditations: ISO 9001 for quality assurance, ISO 14001 for environmental management and OHSAS 18001 for health and safety.

Siza Water.  Siza Water has developed significantly since the start of the concession in 1999. The largest wastewater treatment plant was refurbished and expanded in 2005 and new water storage and pumping stations were placed in service in 2006. Siza Water is currently introducing modern technology to assist with maintaining and monitoring the distribution network.

Growth opportunities

Silulumanzi.  Since 1999, the geographic area of responsibility of MLM has increased considerably as a result of consolidation of municipal territories. Areas outside of the concession boundaries were historically operated either by the councils preceding their consolidation into MLM, or by the Ministry of the Department of Water Affairs and Forestry, or DWAF, which withdrew from these responsibilities in late 2005 and turned them over to MLM. The population of MLM is estimated at 665,000, of which an estimated 335,000 live in Silulumanzi’s service area. Silulumanzi believes that it is well positioned to reach agreements on selective and progressive expansions into additional areas under MLM’s jurisdiction, taking over additional production facilities and providing services to new housing development zones. Silulumanzi is currently in discussions with MLM regarding these expansions, but we can offer no assurances as to the outcome of these discussions or any future expansions Silulumanzi may undertake.

In addition, Silulumanzi expects continued population growth in the city of Nelspruit for at least the next five years. We believe that MLM is one of the fastest growing areas in South Africa, and, as one of the venues for the 2010 soccer World Cup, is expected to experience further economic development.

Siza Water.  The Dolphin Coast area is primarily a tourist destination experiencing rapid growth. The population served by household connections is projected to increase by 7,500 in the next five years. A new international airport is also planned midway between Durban and the concession area, and Durban will be one of the venues for the 2010 soccer World Cup.

Regulation

Regulators.  Our South African operations are subject to regulation principally by the local municipality (MLM for Silulumanzi and IDM for Siza Water), which is permitted to contract water and wastewater services to a private-sector provider; DWAF, which is responsible for establishing public policy regarding South Africa’s water and forestry resources and has primary responsibility for water services policy; and the Department of Provincial and Local Government, which develops and monitors implementation of national policies and legislation with respect to provinces and local government.

Rates for Silulumanzi.  Rate revisions occur at five-year intervals, and MLM formally approves the revised rates under a “rate of return” methodology in accordance with procedures set forth in the concession agreement. Between five-year reviews, rates are adjusted annually in accordance with an escalation formula based on costs and specified in the contract. The rates at the start of a five-year review period cannot be less than the rates at the end of the previous review period. In addition to five-year reviews and annual escalations, the rates must be renegotiated if certain contingencies occur, such as material government action, drought or other events beyond our control. In limited cases, such as an increase in the price of water supplied by MLM, Silulumanzi may be able to raise rates immediately and unilaterally, provided that it substantiates the need for the rate increase with expert analyses and reports.

The concession agreement requires Silulumanzi and MLM to seek ways in which future capital expenditures or operating costs of Silulumanzi can be reduced in order to minimize future rate increases for disadvantaged customers, without prejudice to Silulumanzi’s returns. Consistent with those principles, MLM is currently providing to Silulumanzi operational and capital investment grants funded by the national government to subsidize the cost of providing water and wastewater services to disadvantaged customers.

MLM and Silulumanzi have entered into two supplementary agreements since the concession began. The first supplementary agreement, which was signed in August 2003, reduced the annual lease payments for the concession assets, the concession fee and certain electricity charges payable by Silulumanzi and increased the grants Silulumanzi receives. These changes were designed to compensate Silulumanzi for lost revenue associated with the ministerial order discussed above, which entitled each domestic customer to receive the first approximately 1,600 gallons of water per month free of charge. The second supplementary agreement, which was signed in May 2005, memorialized the results of the first five-year periodic review. The agreement further reduced Silulumanzi’s lease payments for the concession assets and further increased the grants to Silulumanzi, which MLM provides through funding from the national government. The agreement also included an approximately 15% increase in average rates in January 2005, followed by additional annual rate increases of 3% plus inflation in July of each year for the balance of the current five-year period. These changes were designed to help fund the additional capital expenditures and enhanced service performance levels to which Silulumanzi consented at the review. Silulumanzi’s next five-year periodic review is scheduled for late 2009, with new rates to be effective in July 2010.

We believe that for fiscal year 2006, Silulumanzi’s rate structure resulted, at most water consumption levels, in a lower monthly charge than the comparable water companies in South Africa used to benchmark our rates. Silulumanzi’s rates in fiscal year 2007 were generally comparable to the rates charged by MLM to its customers in adjacent service areas, according to MLM’s published rates.

Rates for Siza Water.  Siza Water’s rates are adjusted annually in accordance with an escalation formula specified in the contract. The concession agreement provides for a review of rates every five years to account for changes and future developments and provides for IDM to approve revised rates under a “rate of return” methodology. The most recent five-year rate review occurred in 2004, and resulted in a new investment plan and some revision to the rate structure with no effect on the company’s revenue.

Regulatory Outlook.  We are not aware of any regulatory changes that will have a material effect on our South African operations in the near future.

Indonesia (ATB and ATS/water)

Overview

We principally conduct our Indonesian operations through PT Adhya Tirta Batam, or ATB, a 50-50 joint venture between us and PT Bangun Cipta Kontractor, or BCK, an Indonesian construction company. The joint venture was formed in 1995 to operate a 25-year water concession serving the island of Batam. Initially we and BCK each owned 45% of ATB, and another Indonesian company owned the remaining 10%. In 2002, the current shareholders bought out equally the interest of the third shareholder and have since each owned a 50% stake in the project. The concession was awarded to ATB by the Batam Industrial Development Authority, or BIDA, an organization appointed by the government and charged with overseeing the development of Batam Island. BIDA is ATB’s counterparty to the concession agreement and is directly responsible for approving ATB’s rates.

ATB’s service area covers all of Batam Island, which is located approximately 10 miles off the coast of Singapore. According to information published by the Batam Demography and Settlements Office, the population of the island has increased dramatically from approximately 196,000 in 1995 to approximately 686,000 in 2005. We believe the population will continue to grow at an average annual rate of approximately 7% and reach 1,000,000 in the next few years. Batam Island’s population growth is primarily linked to the industrial growth of the island driven by competitive labor costs, tax concessions and the proximity to Singapore.

In Indonesia, we also own 40% of PT Adhya Tirta Sriwijaya, or ATS, another Indonesian company that has a concession to provide water services to the district of Sukarame, an area adjacent to the City of Palembang with a population of approximately 160,000. ATS currently provides water services to approximately 30,000 people. This company has two other shareholders, one of which is BCK, which owns a 40% interest, and the third shareholder, PT Prambanan Dwipaka, an Indonesian construction company, owns a 20% interest. During each of the last three fiscal years, ATS comprised less than 5% of the aggregate revenue and operating profit of our Indonesian operations.

Our share of recent reported results of operations in Indonesia are as follows:

	For fiscal year(1)			% change	% change	For six months ended September 30,(1)		% change
Dutch GAAP	2005	2006	2007	2005-2006	2006-2007	2006	2007	2006-2007
(Dollars in thousands, except percentages)

Revenue	$9,267	$9,543	$11,062	3.0%	15.9%	$5,309	$5,564	4.8%
Operating profit	$3,339	$3,112	$3,515	(6.8)%	12.9%	$1,794	$1,812	1.0%
Operating margin	36.0%	32.6%	31.8%			33.8%	32.6%

(1)	Represents our portion of the revenue from this country derived from our 50% interest in ATB and our 40% interest in ATS, which revenue is proportionally consolidated in our financial statements in accordance with Dutch GAAP.

Governance

Under the terms of the joint venture, ATB has a board of executive directors comprised of four individuals, with Cascal and BCK each appointing two directors. We appoint ATB’s President Director, who has a casting vote on the board. ATB also has a board of commissioners, consisting of three appointees by each of the shareholders, which meets annually and must approve extraordinary transactions such as new loans. In addition, shareholders’ approval, by a 75% vote, is required in order for ATB to borrow funds, to agree to modifications of the concession agreement or to sell assets.

Operations

ATB’s operations have the following characteristics:

•	Water source: Relies upon six raw water reservoirs, including the Duriankang dam, a large estuary dam, for its water supply.

•	Facilities: Seven water treatment facilities, plus 13 service reservoirs providing short-term local water storage with a total capacity of 9.5 million gallons.

•	Delivery network: Approximately 420 miles of underground pipes, with approximately 122,000 connections over an area of 160 square miles. Since 2003, ATB has averaged over 1,000 new connections per month.

•	Revenue mix: Approximately 39% residential and 61% non-residential.

Achievements

Since signing the concession in 1995, ATB has made significant improvements to service delivery and water quality. Water quality has been raised to WHO drinking water standards, which we believe was a first in Indonesia. The number of connections on Batam Island has risen from approximately 12,000 at the beginning of 1995 to 115,000 in mid-2006. In the same period, we estimate that service coverage has increased from approximately 50% to over 90% and the population has increased by approximately 300%. In 2006, the Badan Pendukung Pengembangan Sistem Penyediaan Air Minum, or BPPSPAM, the national advisory agency of the Indonesian government responsible for the water industry, identified ATB as one of the most successful water privatization projects in Indonesia. In July 2006, ATB received ISO 9001 (Quality) accreditation for its systems and procedures.

ATB has increased its water treatment capacity from 19 million gallons per day to 48 million gallons per day between 1995 and 2005 and is planning to add another 11 million gallons per day by the end of 2007. In addition, all water treatment plants previously operated by BIDA have been refurbished. ATB has also installed or replaced approximately 350 miles of pipeline during the same period, and has invested in a new dedicated customer service center and in new software packages, such as billing, to improve quality of service and efficiency of operations.

As part of the worldwide effort to assist those areas affected by the Tsunami disaster in late December 2004, we and ATB provided and manned throughout 2005 portable water treatment equipment to supply drinking water to over 20,000 refugees in the Indonesian province of Aceh.

Growth opportunities

We expect that future growth in Batam Island’s population will increase demand for ATB’s water services and will necessitate improvements to the island’s wastewater infrastructure. The wastewater infrastructure on Batam Island is basic, with wastewater currently receiving limited treatment. Much of the discharge eventually flows to the sea either through outfall sewers or combined storm canals. Interest in supporting the development of this system has been expressed in the past by development agencies, such as the Asian Development Bank, and currently by the World Bank, which is in dialogue with BIDA. We believe that ATB is well positioned to play a key role in any such development project as a result of its status as the sole water service provider on Batam Island and the operation and management skills it has developed.

In addition to growth opportunities on Batam Island, we believe that ATB is well positioned to participate in the development of additional similar projects under consideration by the authorities in adjacent cities within the same province. However, we can offer no assurances regarding the outcome of these future developments or ATB’s participation in them.

Regulation

Regulators.  ATB’s operations are subject to regulation principally by BIDA, which was established by the national government to manage the overall development of Batam Island. BIDA’s primary duty in respect of water is to manage the raw water catchment areas and to ensure through ATB the supply of potable water to Batam Island. In 2005, BPPSPAM was established as a national advisory agency of the Indonesian government to oversee the water industry.

Rates.  ATB’s rates are based on a rate of return methodology. ATB is subject to an annual review of its operations and submits annual financial statements and a long-term business plan to BIDA. In recent years, the local mayor and parliament have also been consulted in the establishment of applicable rates. ATB’s rates differentiate significantly between categories of customers, with non-residential rates being higher than residential rates. In the event that we cannot agree on the rates, an expert may be appointed to resolve the dispute, followed by arbitration under the Board of Indonesian National Arbitration. As part of its rate structure, ATB pays to BIDA raw water abstraction fees, lease fees for the use of the assets and a concession fee calculated as 15% of ATB’s dividend paid to its shareholders for the previous year. After significant delays, the rate application has been reviewed by BPPSPAM and approved by BIDA after consultation with PEMKO, the elected local government on Batam Island.

Regulatory Outlook.  In the future, as a result of national efforts to promote decentralization and local democracy, PEMKO may progressively replace BIDA as ATB’s principal regulator. Recently ATB and BIDA have agreed to begin a process to review the concession contract, which provides that any successor to BIDA will be bound by the terms of the agreement, to determine what changes will be required to reflect the proposed progressive replacement of BIDA. We cannot predict when this transition will occur, if it occurs at all, and what effect, if any, it will have on ATB’s operations.

China (four cities/water)

Overview

On November 15, 2006, we acquired an 87% interest in The China Water Company Limited, or China Water, a water company that has majority interests in four water projects in China. We acquired our interests from RWE Thames, which owned 48.8% of China Water, Sime Darby, which owned 33%, and two additional shareholders that collectively owned 5.2%. The remaining 13% of the shares in China Water is held by the Kadoorie group, a Hong Kong-based group with interests in hotels and infrastructure, through their subsidiary, Waterloo Industrial Limited, or Waterloo. China Water owns majority interests of between 72% and 94% in the four Chinese projects. Each project consists of a cooperative joint venture between China Water and the local water supply company. The four China Water projects, Fuzhou, Yanjiao, Xinmin and Qitaihe, supply water in the eastern regions in China. Each project term was for a period of 25 years or greater at the time of commencement. Under the cooperative joint venture agreements, the projects’ profits are not always shared in proportion to the relative ownership interests. China Water typically receives a higher share of the profits in the early years of the cooperative joint venture and a lower proportion in the later years. China Water receives cash payments for depreciation pro rata to its ownership.

China Water’s revenue for its fiscal year ended December 31, 2006 from the four projects acquired by us was $7.6 million. The financial statements from which the revenue was derived were prepared in accordance with IFRS.

From November 15, 2006 through March 31, 2007, our revenue from these projects was $2.9 million, our operating profit from these projects was $0.3 million and our operating margin was 10.9%. For the six months ended September 30, 2007, our revenue from these projects was $4.8 million, our operating profit from these projects was $0.5 million and our operating margin from these projects was 10.0%.

Governance

China Water is governed by a five-person board of directors, four of whom are appointed by us with the remaining director appointed by Waterloo. Substantially all board decisions are taken either by majority or 70% vote, with unanimous board approval only required for decisions that affect the constitution of China Water, such as reducing its capital or amending its Articles.

The cooperative joint venture contracts and articles of association allow China Water to appoint the senior management team in each of the cooperative joint ventures. China Water appoints a majority of the directors on all cooperative joint venture boards, where all decisions are taken by majority vote, other than certain decisions that require unanimous approval, such as approvals for mergers and increases in capital.

Operations

The characteristics of the four Chinese projects are as follows:

	Fuzhou	Yanjiao	Xinmin	Qitaihe

Ownership interest held by China Water	72.0%	94.3%	90.9%	90.9%
JV Partner (all local municipal water companies)	Fuzhou Development Zone Baimei Water Supply Company Limited	Sanhe Yanjiao Water Company Limited	Xinmin Water Supply General Company	Qitaihe Municipal Water Supply Company
Project commencement	2004	2001	2000	2001
Project duration	30 years(1)	25 years	25 years	25 years

	Fuzhou	Yanjiao	Xinmin	Qitaihe

Service	Concession	Bulk water supply (BOOT)	Bulk water supply (BOOT)	Bulk water supply (BOOT)
China Water profit share(2)	Through 2013—78% 2014—2023—72% from 2024—70%	Through 2009—98% 2010—2017—95% from 2018—90%	90%	2004—2005—90% from 2006—85%
End customer mix by volume of water (approximately)	80% non-residential 20% residential, all in an ETDZ(3)	70% non-residential, 30% residential, all in an ETDZ(3)	50% non-residential, 50% residential	30% non-residential, 70% residential
Current total water treatment plant capacity	33 million gallons per day	16 million gallons per day	8 million gallons per day	32 million gallons per day
Water source	Reservoir and a River	Groundwater	Groundwater	Reservoir
Delivery network	Approximately 45 miles of distribution network	Not applicable(4)	Not applicable(4)	Not applicable(4)
Population served(5)	150,000	150,000	80,000	130,000

(1)	This contract includes our option to renew for an additional 20 years.

(2)	Under the cooperative joint venture agreements, the projects’ profits are not always shared in proportion to the relative ownership interests. China Water typically receives a higher share of the profits in the early years of the cooperative joint venture but receives cash payments for depreciation pro rata to its ownership.

(3)	Economic Trade Development Zones, or ETDZs, are newly built large industrial zones, of a mini-city nature with their own housing units.

(4)	Network assets are owned by the local municipality rather than by the project company.

(5)	Approximate; we have calculated these numbers based on various official and unofficial government sources. See “Explanatory note.”

Achievements

China Water’s achievements in all four projects, with the exception of Fuzhou where facilities were partially built prior to the commencement of China Water’s involvement, have been the construction of treatment plant facilities to improve both the quality and quantity of water supply to the respective service areas. In all four projects, and in particular Fuzhou where our customers are the end-users, China Water has introduced significantly improved levels of service. China Water has ISO 9001 (Quality) status, as has Yanjiao, with Fuzhou expected to achieve this status during 2007. China Water also has developed an infrastructure of staff, suppliers, advisors and other broad relationships and an appreciation of the market for new projects.

Growth opportunities

Our China operations have a well-established business development capability with the achievement of winning Fuzhou, a concession project, which is a type of contract relatively new to this market. In recent years China has had the highest number of public-private participation transactions in the water sector. China Water’s operations are well placed to benefit from further growth in new projects in this market.

We are actively exploring two potential acquisition opportunities in China involving water companies. In November 2007 China Water was identified as the preferred bidder with respect to a public tender for the acquisition of a 49% interest in an existing water company in Yancheng, China that supplies a population of approximately 600,000. The remaining 51% will be held by the local municipality. The cash consideration of China Water’s bid was approximately $26.6 million. The acquisition negotiations have been completed, and if the steps required to be taken to finalize the acquisition (including obtaining applicable regulatory approvals) are successful, then China Water expects to execute the acquisition agreement and complete this transaction during the fourth quarter of our fiscal year 2008. We are also developing a number of other project opportunities, including wastewater project opportunities. However, we can offer no assurances regarding the outcome of these future developments.

In addition, we have identified the following potential growth opportunities in connection with the four existing projects, although we cannot provide any assurances that we can capitalize on the opportunities set forth below:

•	Fuzhou: This project provides water services directly to the customers in the expanding ETDZ of Fuzhou, a zone with a population of approximately 150,000, adjacent to the city of Fuzhou, a city with a population of approximately 1.2 million people that is located in the Fujian province. Wastewater services in the ETDZ are provided directly by the municipal authorities. We have been asked to investigate the possibility of expanding this project to provide the wastewater services to the ETDZ, and have been invited to participate in a bid for a new project for the provision of water services to the adjacent city of Changle.
•	Yanjiao: This project provides a bulk supply of water to the water supply company of the ETDZ of Yanjiao, a zone with a population of approximately 150,000, which is located 20 miles east of Beijing. We intend to investigate the opportunity of expanding this project by the provision of new water treatment facilities and by the provision of water services directly to individual customers.
•	Xinmin: This project provides a bulk supply of water to the water supply company of the city of Xinmin, a city with a population of approximately 80,000 that is located in the Liaoning province. We intend to investigate the opportunity of expanding this project to handle the provision of water services directly to individual customers.
•	Qitaihe: This project provides a bulk supply of water to the water supply company of the city of Qitaihe, a city with a population of approximately 400,000 that is located in the Heilongjiang province. We intend to investigate the possibility of expanding this project to handle the provision of water services directly to individual customers.

Regulation

Regulators.  China Water is principally subject to regulation by SEPA, the State Environmental Protection Administration of China, through its provincial or city bureaus, with respect to water quality; the Urban Water Supply Pricing Administrative Measures issued by the State Development and Reform Commission (SDRC), with respect to the pricing of water supply; and the Ministry of Construction with respect to construction activity.

Rates.  The underlying methodology that determines the rates for the Chinese projects and by which the initial rates were set is a rate of return methodology. These initial rates are then subsequently adjusted by formula. Either party has the option to pursue the rebasing of the rates using the rate of return methodology with any subsequent adjustments again being made by formula. The initial rates for supply of water in all four contracts are specified by contract in Yuan per 1,000 liters either for the bulk supply in the case of the three BOOT contracts or for the retail supply in Fuzhou.

The adjustments by formula are achieved by making an application to the Price Bureau, the local institution controlling prices under the SDRC, in the city where the project is located. The application for a rate adjustment and the subsequent regulatory process recognizes the changes in the service provider’s operating costs and also the capital expenditures that it needs to incur. Most projects in China do not specify the intervals that must elapse between applications for a rate adjustment although the normal interval is typically yearly.

Regulatory Outlook.  We are not aware of any regulatory changes that will have a material effect on our China operations in the near future.

Chile (Aguas Santiago, Aguas Chacabuco and Bayesa/water and wastewater)

Overview

We have operations in Chile’s capital, Santiago, and in northern Chile in and around the city of Antofagasta, a city with a population of approximately 342,000. Our operations in Santiago supply water and wastewater services to a population of approximately 13,000 within both the “urban areas” and the non-urban “expansion areas” of Santiago (as described below). In the “urban areas” we operate through Aguas Santiago S.A., or Aguas Santiago, and in the “expansion areas” we operate through Aguas Chacabuco S.A., or Aguas Chacabuco.

Our operations in northern Chile, which treat the city of Antofagasta’s wastewater and sell the treated effluent to an industrial user in the mountains outside the city, are operated by Biwater Aguas y Ecologia S.A., or Bayesa. We own 100% of each of Aguas Santiago, Aguas Chacabuco and Bayesa and manage them on a consolidated basis through our wholly owned Chilean holding company, Cascal S.A., from its head office in Santiago.

Our recent reported results of operations in Chile are as follows:

Dutch GAAP	For fiscal year			% change	% change	For six months ended September 30,		% change
(Dollars in thousands, except percentages)	2005(1)	2006(1)	2007	2005-2006	2006-2007	2006	2007	2006-2007

Revenue	$6,746	$6,805	$6,393	0.9%	(6.1)%	$3,269	$3,737	14.3%
Operating profit/(loss)	$755	$(739)	$(488)	n/a	34.0%	$(410)	$85	n/a
Operating margin	11.2%	(10.9)%	(7.6)%			(12.5)%	2.3%

(1)	Includes results of operations from our former Calama wastewater project prior to its disposition effective at the end of our fiscal year 2006.

Operations

Santiago.  The Santiago area comprises officially designated (i) “urban areas,” in which services provided by Aguas Santiago under agreements are regulated by the national regulator, the Superintendent of Sanitary Services, or SISS, and (ii) “expansion areas” of the city that are designated as non-urban and in which services provided by Aguas Chacabuco are subject to private contracts with the individual housing developments.

We operate in relatively affluent urban and expansion areas in the northern part of Santiago pursuant to 24 separate contracts. We have six contracts covering operations in the “urban areas” under a perpetual license, which are effectively privatizations, and we have 18 contracts covering operations in the “expansion areas,” substantially all of which are perpetual. Aguas Santiago owns all of the infrastructure assets used in the provision of its services, and Aguas Chacabuco owns substantially all of the infrastructure assets used in the provision of its services.

Our operations in the vicinity of Santiago are supported by a portfolio of tradable water abstraction rights, or water rights, that we have acquired over the last 10 years through the acquisition of various small water companies. As of March 31, 2007, our consolidated balance sheet includes $10.3 million in water rights with a commercial value of approximately $30.0 million based on market rates in June 2007. Although only approximately 28% of our water rights (measured by commercial value) are allocated to our existing operations, we intend to retain most of the unallocated rights to support future growth in our businesses while pursuing the opportunistic sale of small portions of these water rights.

The Santiago area businesses have the following characteristics:

•	Water sources and facilities: Relies exclusively on boreholes in high quality underground aquifers needing minimal treatment.

•	Water delivery network: As the boreholes are generally relatively close to the customers, these networks consist generally of short length, small diameter pipework.

•	Wastewater facilities: Approximately 30% of the wastewater we collect is treated by small local treatment plants owned by us and approximately 70% is routed to an established treatment plant in an adjacent concession area and is treated for us on a subcontract basis.

•	Revenue mix: Almost entirely comprised of high-consumption residential customers, using on average approximately 4 1/2 times the average Chilean water consumption.

Northern Chile.  Bayesa provides wastewater services to the city of Antofagasta, located in northern Chile’s arid mining region. In 1994, Bayesa entered into a 30-year BOOT contract with Empresa de Servicios Sanitarios de Antofagasta, or ESSAN, the state-owned company that is responsible for providing water and wastewater services in this region. During the first years of the contract, Bayesa rehabilitated and upgraded a wastewater treatment plant on the Pacific shoreline on the outskirts of the city and constructed a collector system along the coastal area to connect to this plant. The facilities currently serve the city’s population of approximately 342,000.

Under the terms of the BOOT contract, Bayesa has the right to sell Antofagasta’s treated effluent subject to the payment of a royalty to ESSAN. It currently sells treated effluent to Xstrata, a global diversified mining company, under a 22-year supply agreement it entered into with Xstrata in 2002. Pursuant to this agreement, Bayesa delivers bulk effluent from the treatment plant in Antofagasta to Xstrata’s copper smelting plant in La Negra, a largely industrial area located inland from Antofagasta beyond the coastal mountains. Bayesa’s obligations under the agreement included arranging for the plan, design and construction of the pumping and piping infrastructure to transport the treated effluent from Antofagasta to Xstrata. Unlike most BOOT contracts, Bayesa owns in perpetuity the physical assets and attendant rights-of-way extending from its treatment plant in Antofagasta up to the boundary of Xstrata’s property.

Xstrata’s plant is located in an arid and mountainous region of the country. Bayesa’s delivery infrastructure to Xstrata includes pumping treated effluent approximately 25 miles while elevating it from a few feet above sea level to approximately 2,000 feet above sea level. The agreement has a take-or-pay term obligating Xstrata to purchase from Bayesa at least 685,000 gallons per day of treated effluent. Bayesa currently supplies Xstrata with an average of approximately 1,350,000 gallons per day. In addition, the agreement permits Bayesa to sell any excess capacity from its plant to other customers, subject to the payment of a royalty to Xstrata and subject to Bayesa’s obligation to maintain certain reserve capacity for Xstrata’s use.

Bayesa currently supplies a total of approximately 300,000 gallons per day of treated effluent to small farms, local businesses and the municipality in the coastal area of Antofagasta adjacent to Bayesa’s treatment plant.

Bayesa’s operations in northern Chile have the following characteristics:

•	Wastewater collection network: A collector system along approximately six miles of coast with six pumping stations.

•	Wastewater treatment facility: A wastewater treatment plant, which can treat approximately 2.7 million gallons per day.

•	Treated effluent delivery network: Approximately 25 miles of main to Xstrata, including two pumping stations.

•	Revenue mix: All from either the sale of treated effluent (Xstrata and small farms and other local businesses) or wastewater services (ESSAN, whose customers are mainly residential).

In addition to Bayesa’s operations in northern Chile, we also previously owned another project in this region in the city of Calama. This project provided wastewater treatment pursuant to a 20-year BOOT contract with ESSAN that commenced in March 2001 and on January 2, 2006 was sold to ESSAN following resolution of a dispute. See “Management’s discussion and analysis of financial condition and results of operations” and “Business—Legal proceedings” for further details of this project.

Achievements

Our businesses in Santiago have provided quality services to a small but growing residential population. In particular, Aguas Chacabuco carries out the provision of water and wastewater services to many non-urban housing development projects and, in doing so, has supported the development of these communities. In the process, Aguas Chacabuco has acquired the ownership of basic infrastructure and rights-of-way throughout these areas.

Prior to the BOOT contract for the collection and treatment of wastewater in Antofagasta, the city’s wastewater was discharged at several points along the ocean frontage across the city, causing major pollution to the beaches and shoreline. Our project has intercepted and collected this wastewater into a main collector with pumping stations, delivering the wastewater to the single location of the wastewater treatment plant. The plant therefore provides the basic infrastructure to enable the treatment and re-use of the collected wastewater as well as a long sea outfall that safely discharges the effluent that is not re-used.

Growth opportunities

We expect our businesses in the Santiago area to continue to grow as a result of further commercial and residential development and through acquisition of small to medium size existing water companies.

Aguas Santiago and Aguas Chacabuco have already won several concessions, including the Pan de Azucar concession, which we believe is one of the largest existing housing development in Santiago, and the Valle Escondido concession covering five residential developments, including a housing development with its own sports complex and golf course. We expect that these projects will increase the number of our existing customers fourfold when the developments of the current concession areas served is complete. The growth is supported by the government’s plan to build a highway crossing our service areas, planned for completion in 2009. In addition to the growth in our current concession areas, we would expect growth through the acquisition of newly won concessions in the Santiago area. However, we can offer no assurances regarding the outcome of these future developments.

Bayesa’s delivery pipeline to Xstrata’s plant has a rated capacity of approximately 2.7 million gallons per day, which provides for up to 1.1 million gallons per day of excess capacity, above Xstrata’s reserve of 1.6 million gallons per day, available for sales to third parties in the same area as Xstrata’s plant. We are in discussion with various parties that have expressed an interest in this additional supply. There is also approximately 12.8 million gallons of untreated effluent per day that is collected near Bayesa’s wastewater treatment plant in Antofagasta and discharged after primary treatment to the sea through a long sea outfall. We are in contact with various other parties that may have an interest in purchasing some of this effluent following further treatment. Further treatment would involve the expansion of the current wastewater treatment facility. We can offer no assurances regarding the outcome of these discussions.

Regulation

Regulators.  Aguas Santiago’s operations are principally subject to regulation by SISS, whose main function is to set rates for the provision of water and wastewater services, monitor compliance with applicable law and ensure that environmental regulations relating to the treatment of wastewater are satisfied. SISS seeks to ensure that the drinking water is provided to residents (i) at or above the requisite quality levels, (ii) in sufficient quantity and (iii) at rates that are appropriate and sustainable in the long-term. Aguas Chacabuco and Bayesa are regulated by the terms of their contracts with their customers. All our businesses are also subject to environmental monitoring by CONAMA (La Comisión Nacional del Medio Ambiente), the national environmental agency and to water quality monitoring by Servicio Nacional de Salud, the public health body.

Rates in Santiago.  The operations of Aguas Santiago are subject to a review of rates every five years by SISS on the basis of a “rate of return” methodology. During our most recent rate review in early 2005, our rates were reduced by 2%, due to the use of a lower cost of capital assumed by SISS in setting rates, one of the smallest reductions in Chile, and are now subject to annual inflation increases during the current five-year rate period, which is scheduled to expire in July 2010. Aguas Santiago may increase rates between five-year rate reviews to recover interim changes in costs of greater than 3%, following approval by SISS. Changes in costs are measured by changes in consumer and wholesale price indices.

The rates for the operations of Aguas Chacabuco are not regulated by SISS. Rates for these operations are established by contract and are subject to an escalation formula based on inflation plus, depending on the contract, up to an additional 8% every three years.

Rates in Antofagasta.  The rates Bayesa charges in these projects are specified by contract and are adjusted on the basis of a formula methodology. In the 30-year BOOT contract with ESSAN, the rates are denominated in Unidad de Fomento, which is a specific Chilean currency principally used for business transactions that is designed to eliminate the effect of inflation, and in the BOOT contract with Xstrata, the rates are denominated in U.S. Dollars with an index linked to power costs due to the high level of pumping involved.

Regulatory Outlook.  We are not aware of any regulatory changes that will have a material effect on Cascal’s Chilean operations in the near future.

Panama (Aguas de Panama/water)

Overview

We operate in Panama through our wholly owned subsidiary Aguas de Panama, SA, or Aguas de Panama, which we acquired effective June 26, 2006 from Biwater for $14.3 million. Of this amount, $1.8 million was a deemed distribution. Aguas de Panama entered into a construction period plus 30-year take-or-pay BOOT contract in April 1998 with the Instituto de Acueductos y Alcantarillados Nacionales, or IDAAN, Panama’s national water authority. Aguas de Panama has been selling bulk water to IDAAN pursuant to the agreement since the construction phase of the project was completed in September 2002.

The service areas supplied are the districts of La Chorrera, Arraijan and Capira located west of the Panama Canal in Panama City. Aguas de Panama delivers bulk potable water to IDAAN’s distribution network, which then distributes the water to its customers. A population of approximately 300,000 is served by this bulk water. The BOOT agreement has a take-or-pay term that requires IDAAN to purchase a minimum of 20 million gallons of water per day.

For its fiscal year ended December 31, 2005 prior to our ownership, Aguas de Panama’s U.S. GAAP revenue was $6.7 million and its U.S. GAAP operating profit was $2.5 million, representing an operating margin of 37.3%. The financial statements from which these revenue and operating profit amounts were derived were prepared in accordance with IFRS and reconciled to U.S. GAAP. From June 26, 2006 through March 31, 2007, our revenue from this project was $6.2 million, our operating profit from this project was $3.1 million and our operating margin from this project was 50.0%. For the six months ended September 30, 2007, our revenue from this project was $4.4 million, our operating profit from this project was $2.1 million and our operating margin from this project was 47.7%.

Operations

The Aguas de Panama operations have the following characteristics:

•	Water source: Relies upon abstraction of raw water from Lake Gatun, a lake created when the Panama Canal was built, which is then pumped to the water treatment plant.

•	Facilities: Single potable water treatment facility at Laguna Alta, with a treated water storage tank and a gravity pipeline from this plant that connects into the IDAAN distribution system.

•	Delivery: The treated water is delivered to IDAAN at a measuring and quality monitoring station located approximately 6 miles from the treatment plant.

•	Revenue mix: The drinking water produced at Laguna Alta is sold to IDAAN for distribution to its customers in the service area, who are predominantly residential.

Achievements

Prior to the construction of the current plant there was insufficient potable water available to meet the water demand of the population in the service area. Water shortages were a daily occurrence. After the treatment plant opened in 2002, supply to IDAAN rose immediately to 15 million gallons per day and progressively rose over a period of 16 months to an approximate capacity of 20 million gallons per day. This has resulted in IDAAN’s customers benefiting from increased water pressure and availability, and a substantial improvement in the quality of the water supplied. The resulting improvement in water supply has supported the start of many housing developments.

Growth opportunities

The areas supplied by Aguas de Panama are among the highest population growth areas in Panama. The existing water treatment plant is currently close to full capacity and there is further large unsatisfied customer demand in the service areas west of the Panama Canal. Aguas de Panama has been in negotiation with IDAAN for the expansion of the existing plant in stages from the current nominal capacity of 20 million gallons per day. We estimate that approximately 225,000 additional people could be served by way of a connection to an expanded Laguna Alta treatment plant and new transmission mains. However, IDAAN is considering alternative solutions and we can offer no assurances regarding the outcome of these future developments.

Regulation

Regulators.  Aguas de Panama is principally subject to regulation by IDAAN regarding rates and water quality. IDAAN is the state-owned water company responsible for countrywide water supply and, in particular, for improving the availability of water, strengthening the distribution system and maintaining the existing infrastructure with the flexibility to engage in contracts with private water suppliers.

Rates.  The agreement with IDAAN applies a “rate adjustment by formula” methodology. The contract provides for an increase in rates according to a specific contractual formula that takes account of the operating costs, including interest costs, of Aguas de Panama. The unit sale price of the water delivered is the price initially proposed in the contract for the project, as adjusted by this formula. Aguas de Panama has until recently chosen not to adjust the initial contract price. An application for a 36% rate increase was approved in December 2006, effective September 1, 2006; however, the additional revenue has not yet been paid by IDAAN pending the completion of review by IDAAN and The Ministry of Finance.

Either party to the agreement may request an adjustment to the unit sale price of water if a change in one or more variable costs would result in a change in the unit sale price of at least 3% under the formula. In addition, Aguas de Panama may request a revision as a result of changes in either the quality of raw water or the regulations governing the quality of the treated water.

Since June 2004, we have received monthly invoices from the Panama Canal Authority (ACP), the governmental body responsible for the administration, maintenance, use and conservation of the Panama Canal basin’s water resources. These invoices purportedly represent charges for our abstraction of raw water. As of May 31, 2007, the aggregate amount claimed by ACP under these invoices is approximately $0.8 million, including interest. We have not paid these invoices because we do not believe ACP has the authority to determine these rates unilaterally. ACP has not pursued collection of the invoices, and if ACP pursues collection we intend to defend its claim vigorously, and if we do not prevail we intend to seek a rate adjustment from IDAAN to cover these costs.

The 30-year agreement provides Aguas de Panama with the option, which must be exercised one year prior to the end of the term, to renew the agreement for an additional term of 10 years if an agreement is reached as to the unit sale price of water for the extended term.

Regulatory outlook.  We are not aware of any regulatory changes that will have a material effect on Aguas de Panama’s operations in the near future.

The Philippines (Subicwater/water and wastewater)

Overview

We conduct our operations in The Philippines through Subic Water & Sewerage Company Inc., or Subicwater, a joint venture with our local partners (i) DMCI Project Developers, Inc., or DMCI, a Filipino construction group, (ii) the Subic Bay Metropolitan Authority, or SBMA, and (iii) Olongapo City. We own 30% of Subicwater, DMCI owns 40%, SBMA owns 20% and Olongapo City currently owns 10%.

Subicwater was formed in 1996 to undertake what we believe was the first privatized water and sewerage system project in The Philippines. In 1996 Subicwater entered into a 25-year concession agreement, pursuant to which Subicwater leases existing water and wastewater assets from SBMA and Olongapo City. The concession may be extended an additional 25 years at the option of Subicwater.

We estimate that Subicwater serves a population of approximately 220,000 covering most of the populated area surrounding Subic Bay, a bay on the west coast of the island of Luzon, about 60 miles northwest of Manila Bay. This area includes Olongapo City and the Subic Bay Freeport Zone, an industrial and commercial area that was formerly a U.S. Navy base.

Our share of recent reported results of operations in The Philippines are as follows:

	For fiscal year(1)			% change	% change	For six months ended September 30,(1)		% change
Dutch GAAP	2005	2006	2007	2005-2006	2006-2007	2006	2007	2006-2007
(Dollars in thousands, except percentages)

Revenue	$1,842	$2,051	$2,359	11.3%	15.0%	$1,139	$1,387	21.8%
Operating profit	$545	$497	$915	(8.8)%	84.1%	$411	$516	25.5%
Operating margin	29.6%	24.2%	38.8%			36.1%	37.2%

(1)	Represents our portion of the revenue from this country derived from our 30% interest in our project, which revenue is proportionally consolidated in our financial statements in accordance with Dutch GAAP.

Subicwater has had difficulty in raising rates as a result of disputes among SBMA and Olongapo City, which replaced Olongapo Water District as a shareholder of Subicwater. More recently, most of those disputes have been substantially resolved, with rate increases in 2001, 2003 and 2004 resulting in significant improvements to Subicwater’s profitability and cash flow. See “Business—Legal proceedings.”

In 2004, the concession agreement was revised (i) to increase the original 25-year concession period to 30 years; (ii) to clarify the regulatory framework for the Subic Bay Water Regulatory Board, or SBWRB, which had been appointed in 2001 to replace the original regulator, SBMA; and (iii) to confirm rate increases for 2003 and 2004 for Olongapo City and the Subic Bay Freeport Zone, respectively. In 2006, a 9% rate increase was approved by the regulator but was challenged by SBMA. After a process of adjudication as provided for under the terms of the concession agreement, the rate increase was implemented in January 2007.

Governance

Subicwater is governed by a seven-person board of directors with three directors appointed by DMCI, two directors appointed by us and one director appointed by each of SBMA and Olongapo City. Subicwater’s day-to-day operations are managed in accordance with local law by a Filipino manager. Major corporate acts, such as mergers or the creation of bonded indebtedness, require unanimous approval by the board of directors and the approval of the holders of 85% of the outstanding shares of Subicwater.

Operations

The Filipino operations have the following characteristics:

•	Water source: Relies upon nine surface water and three groundwater sources.

•	Water facilities: Four water treatment facilities plus 25 service reservoirs providing short-term local water storage with a total capacity of 10.6 million gallons.

•	Water network: Approximately 200 miles of transmission and distribution pipes with approximately 32,000 water supply connections over an area of approximately 70 square miles.

•	Wastewater facilities: Five wastewater treatment facilities.

•	Wastewater network: Approximately 50 miles of sewer, with 25 pumping stations.

•	Revenue mix: Approximately two-thirds of Subicwater’s revenue is derived from residential customers and the balance from non-residential customers.

Achievements

Subicwater’s management has consistently made efficiency improvements and, in 2004, we believe that Subicwater became the first water company in The Philippines to receive ISO 9001 (Quality) certification. Subicwater has since achieved environmental ISO 14001 and health and safety OHSAS 18001 certifications.

Growth opportunities

In 2007, a new highway linking Subic Bay and Manila is expected to be completed, a new container facility is expected to be opened and construction is scheduled to begin on a major shipbuilding facility. The anticipated increase in demand and the need for investment in infrastructure resulting from those developments, together with the necessary associated rate increases, is expected to increase Subicwater’s profitability. Over the longer term there may also be potential for Subicwater to expand its operations to cover neighboring municipalities comprising the balance of the Subic Bay area.

Regulation

Regulators.  Subicwater’s operations are subject to regulation principally by SBWRB, appointed in 2001 to replace the original regulator SBMA. Subicwater also has to comply with national legislation regarding water abstraction, which is monitored by the National Water Resources Board, and environmental approvals, which are subject to regulation by the Department of Environment and Natural Resources.

Rates.  Subicwater’s rates are adjusted based on a rate of return methodology with an annual review of rates. Following its appointment in 2001, SBWRB approved a staggered rate increase of 55%, in part to mitigate the effect of earlier years in which no rate increases were approved. This increase raised the average price of water for a domestic customer from 9 Pesos to 14 Pesos per 1,000 liters. Further increases were granted in 2003 and 2004 as part of the changes to the concession contract in 2004, bringing the average price of water for a domestic customer to 20 Pesos per 1,000 liters. In July 2006, SBWRB approved an average rate increase of 9% but SBMA opposed this decision. The matter went to adjudication as provided for under the concession agreement, and in January 2007 the adjudicator reinstated the 9% rate increase. The rate application for 2007 has been rejected by the regulator.

Regulatory Outlook.  We are not aware of any regulatory changes that will have a material effect on Subicwater’s operations in the near future.

Our history

We began our business in 1989 as the United Kingdom privatized its water industry. From our stable base in the United Kingdom, we expanded internationally throughout the 1990s as other governmental entities around the world sought private-sector involvement in their water industry, adding new projects to our portfolio between 1992 and 2002. Cascal was incorporated under the laws of The Netherlands on March 23, 1999 as a private limited liability company. In October 1999, Biwater transferred our business into Cascal. In April 2000, Cascal became a 50-50 joint venture when n.v. Nuon, or Nuon, an energy company based in The Netherlands, acquired a 50% equity interest in Cascal from Biwater. However, as a result of a change in Nuon’s global strategy after formation of the joint venture, it did not desire to expend additional resources outside its core power utility business, which effectively impaired our ability to acquire new projects. As a result, we focused on internal growth, by expanding and improving our existing operations and leveraging our core competencies across our project portfolio. On June 26, 2006, Biwater reacquired Nuon’s interest in us and since then we have acquired four new projects. In 2006, we acquired Aguas de Panama, a 30-year water supply BOOT contract that commenced in 1998, from Biwater, and we acquired an 87% interest in China Water. In 2007, we acquired 100% of Pre-Heat Limited and 73.4% of Siza Water, an existing water and wastewater concession in South Africa.

Some of the principal events in our history:

•	1968: Founding of Biwater Group by Adrian White

•	1972: Leslie Jones joins Biwater as a director and acquires a 30% shareholding

•	1989: Acquired two U.K. regulated water companies, Bournemouth and District Water Company and West Hampshire Water Company which were later merged

•	1992: Won BOOT contract in Puerto Vallarta, Mexico for wastewater services for municipal water company SEAPAL

•	1994: Awarded 30-year BOOT contract for wastewater services in Antofagasta, Chile

•	1995: Signed 25-year water concession with Batam Industrial Development Authority in Indonesia

•	1996: Signed 25-year franchise agreement (subsequently extended to 30 years) with Subic Bay Metropolitan Authority in The Philippines

•	1999: Signed 30-year water and wastewater concession with the Greater Nelspruit Transitional Council (now MLM) of South Africa

•	1999: Biwater incorporated Biwater Capital B.V., later renamed Cascal B.V., a private limited company under the liability laws of The Netherlands, and transferred our business to Biwater Capital B.V.

•	2000: Nuon acquired a 50% interest in Biwater Capital B.V.

•	2001: Acquisition of 83% of Belize Water Services

•	2001: Awarded 22-year BOOT contract with Xstrata (Chile)

•	2002: Nuon announced change of global strategy; confirmed planned disposal of shareholding in Cascal

•	2004: Sold wastewater treatment plant in Mexico to SEAPAL, and entered into operation and maintenance contract for same facility

•	2005: Sold Belize Water Services back to Government of Belize

•	2005: Biwater agrees to purchase Nuon’s shares in Cascal B.V.

•	2006: Biwater completes purchase of Nuon’s shares in Cascal B.V.

•	2006: Acquired Aguas de Panama, a 30-year water supply BOOT contract that commenced in 1998, from Biwater

•	2006: Acquired 87% of China Water (China)

•	2007: Acquired 100% of Pre-Heat Limited (U.K.)

•	2007: Acquired 73.4% of Siza Water, an existing water and wastewater concession in South Africa

•	2008: Early termination of operation and maintenance contract in Mexico

•	2008: Converted Cascal B.V. to Cascal N.V., a Dutch public limited liability company

Our relationship with Biwater

We believe that our relationship with Biwater benefits us by providing further knowledge of, and introductions to, acquisition and project opportunities, market intelligence and, in certain cases, personnel whom we have hired as employees or retained as consultants to assist us with our projects. Our association with the Biwater brand, which is recognized around the world, also adds to our market credibility. In addition, we share some administrative and support services with Biwater such as human resources, payroll and information technology. During the time we were a 50-50 joint venture between Biwater and Nuon, our relationship with Biwater was conducted at arms-length and we expect our relationship with Biwater to be conducted in this manner following this offering. For a discussion of our relationship with Biwater, please see “Relationships and transactions with related parties.”

Raw materials

Our most significant raw material cost is electricity, which our project companies purchase from local electric utilities serving the respective project area, except for our U.K. project company, which may purchase electricity from suppliers in a deregulated market. Other raw materials on which we depend include raw water, which we abstract in accordance with the provisions of our contracts and applicable regulations, chemicals to treat the water and wastewater, metering equipment and other materials to support our delivery network such as pipes. With the exception of electricity and our raw water, substantially all of the raw materials used in our business are available from multiple sources in sufficient quality and quantity. From time to time, we may experience shortages of electricity or outages that may affect our operations.

Competition

We generally do not compete directly with other water and wastewater companies within our licensed areas because we are typically granted rights of exclusivity to a defined service territory. However, in the United Kingdom five customers in our service territory are eligible to purchase their water from other companies as a result of a change in law that permits customers purchasing more than 13.2 million gallons of water per year to choose suppliers. Only one of these five customers is electing to do so.

In the United Kingdom, we periodically bid for the contractual right to supply water to our largest customer to whom Bournemouth has provided water since 1956. This customer accounted for 9% of

Bournemouth’s revenue for fiscal year 2007, and despite being located in another water company’s service territory, we believe its demand cannot be completely satisfied solely by one water company (whether the other water company or us). In the United Kingdom, we indirectly compete with other water companies to the extent that the regulator compares our performance to their performances in approving our price limits during the regulator’s periodic reviews and in reviewing any requests for changes in our rates between regularly scheduled reviews.

In bidding for new projects, we compete with a small number of global companies that operate throughout the world as well as focused regional firms. The larger companies that we compete with include Veolia Environnement and Suez, which have a significant international presence. Other companies that we compete with include SAUR, Gelsenwasser, AMGA, Aqualia and Agbar. In Asia, Salcon, Ranhill and several Singaporean-based companies are entering the market and are becoming active in China.

We compete for new projects and new customer accounts on the basis of price, quality, expertise, reputation, client confidence and industry experience.

Employees

The following table sets forth the average number of people employed by us for the periods presented:

	Year ended		Year ended	Year ended
	March 31,		March 31,	March 31,
	2005		2006	2007

United Kingdom	226		228	262
South Africa	195		222	221
Indonesia	379		391	395
China	—		—	259
Chile	54		56	52
Panama	—		—	—	(1)
Mexico(2)	20	(3)	20	20
The Philippines	165		157	155
Holding companies	18		14	16

Continuing operations	1,057		1,088	1,380
Discontinued operations (Belize)	208		112	—

Total	1,265		1,200	1,380

(1)	An average of 27 employees worked on this project in the year ended March 31, 2007 but as they are all employed by Biwater under a contract arrangement they are excluded from this table.

(2)	Our operation and maintenance contract was subject to an early termination in January 2008.

(3)	The average number of employees in the year ended March 31, 2005 were employed both before and after the BOOT contract was converted to an operation and maintenance contract in October 2004.

As of March 31, 2007, we had the following number of employees in the following functional areas:

As of March 31,
2007

Water and wastewater operations	643
Technical services	216
Customer services	193
Finance and commercial	124
Management and other	268

Total employees	1,444

We consider our relations with our employees to be good. Approximately one-third of our employees in the United Kingdom and 80% of our employees in South Africa belong to labor unions.

Facilities

Our principal executive offices are located at Biwater House, Station Approach, Dorking, Surrey RH4 1TZ, United Kingdom. We also maintain a regional office in Singapore to help support our activities in Asia, and an office in Amsterdam, The Netherlands.

As of the date of this prospectus, our subsidiaries owned or operated over 40 water or wastewater treatment plants in the United Kingdom, South Africa, Indonesia, China, Chile, Panama, Mexico and The Philippines. We believe that our current primary facilities and our ancillary facilities are suitable and adequate for our business.

Legal proceedings

We are involved in lawsuits from time to time, including lawsuits that we have relating to our acquisitions and disputes with government agencies that regulate our business. There are no material legal proceedings pending or, to our knowledge, threatened, against us. The following is a description of some of the proceedings in which we are currently involved or in which we have been involved in the last two years.

Current legal proceedings

Dispute with Olongapo City in The Philippines

One of the original shareholders in Subicwater was Olongapo City Water District, or OCWD, which originally held 10% of the shares of Subicwater. OCWD was the owner of a number of the facilities taken over by Subicwater when it commenced operations and which were the subject of a lease agreement between OCWD and Subicwater. In June 1997 OCWD was dissolved and its position as a shareholder in Subicwater was assumed by the Olongapo City Government, or Olongapo City. In addition to the 10% shareholding in Subicwater, Olongapo City also became the lessor in place of OCWD under the lease of project assets to Subicwater. Although unknown to us at the commencement of the project, Olongapo City and OCWD had been in dispute over amounts owed by OCWD to Olongapo City prior to the award of the concession. Subicwater originally entered into the concession based on the understanding that all prior obligations of OCWD had been settled under the terms of an agreement between Olongapo City and OCWD entered into in November 1997. Olongapo City subsequently contended that it would prefer to be a creditor of Subicwater (as opposed to a shareholder) and receive the old disputed OCWD amounts from Subicwater. However, Olongapo City has subsequently continued to act as a shareholder in Subicwater and has appointed directors of Subicwater, who have attended board meetings. Olongapo City obtained a Writ of Execution from the local courts in July 2003. In October 2003 Subicwater filed a Motion for Reconsideration by the local courts, which was rejected. In December 2003 Subicwater succeeded in obtaining an injunction from the Court of Appeals that prevented the local courts and Olongapo City from enforcing the Writ of Execution. In November 2004 the Mayor of Olongapo City offered to negotiate a resolution to this dispute but withdrew this offer in December 2004. In March 2006 Olongapo City appealed to the Supreme Court. If required, Subicwater will continue to vigorously defend its position and believes that it will prevail on the merits. In the event Olongapo City were to succeed with this claim, then Subicwater would pursue the issue through the annual rate review process and eventually may be able to recover some or all of the consequential costs. With interest and penalties, the amount of Olongapo City’s claim against Subicwater as of June 30, 2007 is approximately Peso $1.7 billion ($36.9 million).

Resolved legal proceedings

Dispute with SBMA in The Philippines

The original concession agreement entered into by Subicwater, our project company in The Philippines, required a rate increase to be implemented in June 1998. However, changes in the board of the Subic Bay Metropolitan Authority, or SBMA, following elections caused a substantial delay in the rate increase. In order to protect its interest, Subicwater issued a notice of default against SBMA in May 2001. In October 2001, SBMA declared that Subicwater, together with us and the 40% local shareholder in Subicwater, DMCI, were in default. The main part of SBMA’s claim was that Subicwater had failed to make certain payments to SBMA and had failed to make the required level of capital investment in the water and sewerage infrastructure. In the first half of 2002, the parties agreed to try and negotiate an amicable settlement of the dispute. In June 2002, agreement was reached on the terms of a settlement, and in September 2003, some of the necessary changes to the various agreements related to the concession were finalized. These changes dealt with the increased independence from SBMA of the regulatory process, the extension of the concession period from 25 to 30 years, amendments to the lease agreement between SBMA and Subicwater and to the management services agreement between Subicwater and us, a waiver of the original 10-year restriction on the transfer of Subicwater shares by DMCI, SBMA and us, and a two-step phased rate increase for Subicwater scheduled for 2003 and 2004. An amended franchise agreement was signed in April 2004, which dealt with the majority of these changes, but it did not deal with the reduction in our management fee from 5% to 3% of revenue. The remaining amendments were delayed pending receipt by SBMA of a legal opinion from the government legal counsel on the validity of the amended agreement. A favorable opinion was issued in March 2005, and agreements have been reached on the remaining outstanding issues. The amended franchise agreement was signed by SBMA in March 2006 and became effective on April 1, 2006. On the same date we entered into a new management services agreement with Subicwater, providing for a fee equal to 3% of revenue. In July 2006, the parties entered into a comprehensive settlement agreement that records the history of the disputes and how they have been resolved, establishes a new procedure for resolving any future disputes and contains an agreement in principle to renegotiate the rate of return used in future annual rate reviews. In January 2007, following conclusion of an adjudication process as provided for under the terms of the concession agreement, Subicwater was awarded a 9% rate increase, which was implemented immediately.

Settlement of Calama, Chile dispute

Our Chilean subsidiary, Aguas de Quetena, signed a 20-year BOOT contract in March 2001 with ESSAN to receive and treat all wastewater flows from the City of Calama. The contract contained projections of the expected annual wastewater flows over the 20-year period. Aguas de Quetena was required to construct a wastewater treatment plant for a capacity of 3.8 million gallons per day, which it completed in January 2003. Within one year, actual flows exceeded contractual projections by approximately 25-30%. As a result, Aguas de Quetena incurred increased expenses and acceleration of the capital investment program was required. Aguas de Quetena requested compensation from ESSAN for the increased operating costs and accelerated capital investment, in accordance with the provisions of the contract. During the subsequent two years, Aguas de Quetena maintained its service to ESSAN, met its contractual obligations and made the necessary improvements and expansion of the plant. ESSAN did not respond to requests for a negotiated settlement and compensation.

On August 18, 2005, Aguas de Quetena commenced arbitration proceedings through the Santiago Chamber of Commerce, requesting that Aguas de Quetena be compensated for its additional past and future costs under the BOOT contract. An arbitrator was appointed and each party initially appeared before the arbitrator. However, on November 24, 2005, ESSAN, without any prior notice to Aguas de Quetena or the arbitrator, attempted to terminate the contract. Following a final series of settlement discussions, ESSAN offered to purchase the assets of Aguas de Quetena in December 2005. The offer was accepted and a settlement agreement providing for compensation to Aguas de Quetena of CHP 2.458 million ($4.8 million) was executed on January 2, 2006, effective as of December 31, 2005, when ESSAN assumed operations of the facilities. We realized a loss of $0.3 million on the sale of Aguas de Quetena. Aguas de Quetena remains responsible for any possible fines or legal actions from the operation of the plant prior to January 2, 2006, and this indemnification lasts through January 2, 2008.

Settlement of Belize disputes

In late 2003, Belize Water Services, or BWS, which at that time was owned 83% by us, 10% by the Belize Social Security Board and the remainder by BWS employees and public investors in Belize, submitted a business plan for the five-year period commencing in April 2004 to the independent regulator in Belize, the Public Utilities Commission, or PUC. The business plan substantiated the need for an immediate 31% rate increase, which was contemplated by a supplemental agreement signed by us and the Government of Belize in March 2002. Notwithstanding the terms of the supplemental agreement, the PUC rejected our rate increase request and instead approved a 15% rate increase. BWS immediately appealed this decision and an independent expert was appointed. Following the review of the independent expert, the PUC approved a rate increase of 17% effective April 2004. BWS commenced a judicial review of the PUC decision in the Belize courts claiming that the review process followed by PUC was flawed. BWS lost the judicial review.

In November 2004, we commenced international arbitration as provided for under the terms of the supplemental agreement. Following an unsuccessful attempt by the Government of Belize to transfer the dispute to Belize courts, the Government of Belize approached us to seek an amicable resolution to the dispute and starting in April 2005 we entered into negotiations that culminated in a new share purchase agreement being signed in August 2005. Under the terms of this agreement, we sold our shares in BWS back to the Government of Belize in October 2005 for a net cash payment of $14.8 million and a deferred payment in the form of four promissory notes totaling $9.9 million. In addition, we received $2.5 million from the Government of Belize as compensation for costs and $1.5 million under the terms of an arrangement we put in place to mitigate our risks associated with the project. See “Management’s discussion and analysis of financial condition and results of operations.”

Dispute with BIDA and Batamindo in Indonesia

Since the start of our concession on Batam Island, ATB, our larger Indonesian project company, has allowed PT Batamindo Investment Cakrawala, or BIC, the owner and manager of a large industrial park and ATB’s largest customer, to abstract up to 1.2 million gallons per day of raw water from Duriankang dam to treat and supply to its tenants. This practice predated our concession and resulted from our predecessor’s inability to supply BIC’s demand for water. In 2004, ATB became aware that BIC was petitioning BIDA, the principal water services regulator on Batam Island, to increase the amount of raw water that it abstracted, which would have deprived ATB of potential revenue. After initial amicable discussions followed by legal actions, BIC, BIDA and ATB have reached an agreement pursuant to which BIC will continue to be permitted to abstract 1.2 million gallons of water per day from Duriankang dam to treat and supply to its tenants.

Subsidiaries

The following chart shows the name and country of organization of, and our percentage ownership in, each of our significant subsidiaries as of September 30, 2007.

	Country of	Percentage
Name of subsidiary	organization	ownership

Cascal Services Ltd.	United Kingdom	100.00
Bournemouth & West Hampshire Water Plc	United Kingdom	100.00
Cascal Operations (Pty) Limited	South Africa	100.00
Greater Nelspruit Utility Company (Pty) Limited	South Africa	90	.00(1)
Cascal S.A.	Chile	100.00
Aguas de Panama, S.A.	Panama	100.00
The China Water Company Limited	Cayman Islands	87.00

(1)	Includes a 42% interest owned by Cascal Operations (Pty) Limited.

Management

Directors and executive officers

The following table sets forth information for the current executive and non-executive directors and executive officers of Cascal B.V. who will continue to serve following the completion of this offering and our director nominees who are expected to become directors at the time of the listing of shares. In connection with this offering, we intend to amend our Articles of Association to, among other things, abolish our existing supervisory board and establish a one-tier board of directors consisting of executive and non-executive directors. In addition to Mr. Magor and Mr. Richer who will remain as directors, Mr. Auster, Mr. Biewinga, Mr. Sonkin and Mr. Wager are each expected to become a director at the time of the listing of the shares. The address for our directors and executive officers is c/o Cascal N.V., Biwater House, Station Approach, Dorking, Surrey RH4 1TZ, U.K.

			Director	Expiration
Name	Age	Position	since	of director term

Larry Magor	53	Director, Chairman	April 2000	2008
Stephane Richer	49	Chief Executive Officer and Director	May 2002	2010
Steve Hollinshead	46	Chief Financial Officer	—
David Sayers	57	Chief Commercial Officer	—
Brian Winfield	56	Chief Growth Officer	—
Charles Auster	56	Director nominee	n/a	*
Willy Biewinga	54	Director nominee	n/a	*
Mitchell Sonkin	55	Director nominee	n/a	*
Michael Wager	56	Director nominee	n/a	*

*	Mr. Wager’s term will expire in 2008, Mr. Auster’s and Mr. Sonkin’s terms will expire in 2009 and Mr. Biewinga’s term will expire in 2010.

Larry Magor, Director and Chairman.  Mr. Magor is an Executive Director of Biwater and has been a member of the Cascal Supervisory Board since its formation in 2000. Mr. Magor was the Chief Executive of Biwater from 2002 to 2006 and the Finance Director for Biwater from 1998 to 2002. Mr. Magor was the Finance Director of Biwater Industries, a manufacturing subsidiary of Biwater from 1995 to 1998. Prior to joining Biwater, Mr. Magor was the Financial Controller of Corah Plc from 1992 to 1994, a fabric and garment manufacturer, and from 1990 to 1992 the Finance Director of Burlington International Group Plc, a footwear manufacturer. From 1979 to 1990, Mr. Magor served in various divisions of Courtaulds, the large textile group, holding the position of Financial Director of its Aristoc division from 1987 to 1990. Mr. Magor is a Fellow of the U.K. Institute of Chartered Management Accountants (FCMA).

Stephane Richer, Chief Executive Officer and Director.  Mr. Richer has been our Chief Executive Officer since May 2002. From 1999 to 2002, Mr. Richer was Vice President—Operations for Veolia Water, a major international water company, and a member of its International Executive Committee and its Tender Review Committee. From 1996 to 1999, Mr. Richer was Managing Director of United Water International, a joint venture company of Veolia Water and Thames Water in Adelaide, Australia, established to deliver the largest outsourcing contract in Asia-Pacific. From 1992 to 1995, Mr. Richer was Group Operations Manager for Three Valleys Water, Veolia’s largest U.K. water company. Mr. Richer was Managing Director of Compagnie des Eaux de la Banlieue du Havre, one of Veolia’s subsidiaries from

1989 to 1992. Mr. Richer is an engineer and holds a Ph.D. from Ecole Nationale des Ponts et Chaussées (Paris, France).

Steve Hollinshead, Chief Financial Officer.  Mr. Hollinshead has been our Chief Financial Officer since February 2006. From 2003 to 2005, Mr. Hollinshead served with the SGB Group, a wholly owned subsidiary of Harsco Corporation, initially as Regional Finance Director and subsequently as Divisional Finance Director. From 2000 to 2002 Mr. Hollinshead was Chief Financial Officer for Wijsmuller Group, a marine services company that was subsequently acquired by AP Moller Group. Mr. Hollinshead was the Finance Director for the Marine Division of Ocean Group from 1998 to 2000. From 1983 to 1998, Mr. Hollinshead served with Coopers & Lybrand (now part of PricewaterhouseCoopers), including two years in its New Jersey practice. Mr. Hollinshead is a Fellow of the Institute of Chartered Accountants in England and Wales.

David Sayers, Chief Commercial Officer.  Mr. Sayers has been our Chief Commercial Officer since our formation in 2000. From 1998 to 1999, Mr. Sayers was the Finance Director for the Americas Region for Biwater International Ltd., a subsidiary of Biwater. Prior to joining Biwater, Mr. Sayers was Controller for the Water Division of Waste Management International Plc, the large U.S.-owned waste services group from 1995 to 1997. He also acted as Managing Director for this division for a nine-month period in 1997. From 1990 to 1994, Mr. Sayers was the Finance Director for PWT Projects Ltd., an international water process and engineering contractor owned by Thames Water. Mr. Sayers was the Financial Controller for West Side Cable, the cable franchise holder for several areas in West London from 1988 to 1990, and from 1984 to 1988 Mr. Sayers was the Financial Director for the Permutit Company Ltd., a large industrial water treatment contractor. From 1975 to 1984, Mr. Sayers served with the Costain Group Plc, the large U.K. international contractor, most recently as Budget Controller. Mr. Sayers is a Fellow of the Institute of Chartered Accountants in England and Wales and an Associate of the U.K. Institute of Chartered Management Accountants.

Brian Winfield, Chief Growth Officer.  Dr. Winfield has been our Chief Growth Officer since 2005. From 1997 to 2005, Dr. Winfield was a Director of Biwater Plc responsible for Biwater’s design and construction subsidiaries in Asia and Africa. Dr. Winfield was the Business Development Director for Biwater Supply Limited, a Biwater subsidiary, from 1992 to 1997 and from 1985 to 1992 was a Director of Biwater International, also a Biwater subsidiary. Both of these companies were involved in international water contracting and international water privatization. Dr. Winfield is a Fellow of the U.K. Chartered Institution of Water and Environmental Management.

Director nominees expected to serve following listing

The following persons have agreed to serve on our board of directors beginning at the time of the listing of the shares.

Charles Auster.  Since 2001, Mr. Auster has been a partner of One Equity Partners (“OEP”), the private equity arm of JP Morgan Chase, which manages $5 billion of capital for direct investments in corporate transactions and leveraged buyouts. Prior to joining OEP, from 2000 to 2001, Mr. Auster was President and Chief Executive Officer and a member of the Board of Directors of NASDAQ-listed Infocrossing Inc., a provider of IT outsourcing services. He was a founder, and from 1997 to 2000 was formerly the Executive Vice President and Chief Operating Officer and a member of the board of directors, of NASDAQ-listed IXnet, Ltd., a network provider of communication services offering an international voice, data and IP extranet for the financial services community. From 1995 to 1997, Mr. Auster was President and Chief Executive Officer and a member of the board of directors of Voyager Networks, Inc., a New York based Internet, server-hosting and data-networking company. From 1997 to 1999 Mr. Auster was Executive Vice

President and a member of the Board of Directors of AmeriTrade, Inc. an international trade and investment banking firm that helps U.S. companies structure, finance and manage overseas transactions. Currently, Mr. Auster serves as Co-Chairman of the Board of Trustees of L’Enfant Trust in Washington, D.C., is a member of the Boards of Vercuity Corp. and ANX eBusiness and is the chair of the curriculum committee of the advisory board of the Entrepreneurial Leadership Center at Tufts University. Mr. Auster graduated from Tufts University with Highest Honors in Economics and holds a J.D. with Honors from the George Washington University, National Law Center.

Willy A. Biewinga.  From 1986 to 2005, Mr. Biewinga was a partner of Deloitte & Touche in its Amsterdam office, where he provided auditing and consulting services for enterprises in the trade, industry and the financial services sector. He has been a member of the Dutch Executive Board of Deloitte & Touche since 1994 and was its Chairman from 2001 to 2005. From 2002 to 2005, Mr. Biewinga was a member of the Management Committee of Deloitte China. From 1998 to 2005, he was a member of the Global Executive Group of Deloitte Touche Tohmatsu. From 2000 to 2004, he was a member of the Board of Directors of Deloitte & Touche CIS. From 1992 to 1994, Mr. Biewinga was the Office Managing Partner of the Amsterdam Office of Deloitte & Touche. He was a member of the Executive Committee of the Employers’ Association VNO/NCW from 2002 until 2005. He is a member of the Board of Trustees of the graduate and post-graduate Accountancy Studies program at the Free University of Amsterdam in the Netherlands. Mr. Biewinga completed Postgraduate Accountancy Studies in 1979. He received a Master Degree in Business Economics from the University of Groningen.

Mitchell Sonkin.  Since 2004, Mr. Sonkin has been a managing director and vice president of MBIA Inc., a leading financial guarantor and provider of specialized financial services, as well as the head of its Insured Portfolio Management unit. He is also a member of the Board of MBIA Insurance Corporation and Capital Markets Assurance Corporation. Before joining MBIA, Mr. Sonkin was a senior partner at the international law firm King & Spalding in its New York office, where he was co-chair of King & Spalding’s Financial Restructuring Group and a member of the firm’s Policy Committee. From 1990 to 2001, he was senior partner and co-chair of the Financial Restructuring Department at the law firm of Cadwalader, Wickersham & Taft in its New York office. Mr. Sonkin is a cum laude graduate of the Temple University College of Liberal Arts, where he earned a bachelor’s degree in Political Science and currently serves as the chairman of the Board of Visitors. He received a J.D. from the Syracuse University College of Law, where he is a member of the Board of Advisors.

Michael Wager.  Since 2005, Mr. Wager has been a lawyer with Squire, Sanders & Dempsey L.L.P., based in the firm’s Cleveland and New York offices. He is also the Vice-Chairman (and Chair-elect) of the board of the Cleveland-Cuyahoga County Port Authority. From 2000 to 2005, Mr. Wager served as the chairman of JRM Group LLC, a Cleveland-based private equity firm. From 1981 through 2000, Mr. Wager was engaged in the private practice of law with law firms based in New York and Cleveland. He received a J.D. from New York University School of Law, an M.A. from Columbia University and a B.A. from American University.

Board of Directors

At the time of completion of this offering, our board of directors will be comprised of six directors, consisting of one executive director and five non-executive directors, to serve terms which expire in three separate years in a manner similar to a “classified” board. Directors are elected to serve three-year terms, except that the terms of Messrs. Magor and Wager will expire at the annual shareholders’ meeting in 2008, the terms of Messrs. Auster and Sonkin will expire at the annual shareholders meeting in 2009, and the terms of Messrs. Biewinga and Richer will expire at the annual shareholders meeting in 2010. A director may be re-elected to serve for an unlimited number of terms. As a result of the staggered terms, not all of our directors will be elected in any given year.

The directors are appointed by the general meeting of shareholders by the vote of a majority of the votes cast. Shareholders may at any time remove or suspend a director by the vote of a majority of the votes cast at a general meeting of shareholders. Notwithstanding the foregoing, Biwater has agreed not to attempt to remove without cause any director that has been elected to serve a term on a “classified” board; however, Biwater, as a majority shareholder, may at any time vote to eliminate the “classified” board provisions in our governing documents and remove any subsequently elected director without cause.

At the completion of this offering, all of our directors, except Messrs. Magor and Richer, will be independent under applicable New York Stock Exchange listing standards.

Executive and Non-Executive Directors

Non-Executive Directors and Executive Directors

At the time of completion of this offering, we will have a board consisting of one executive director, who will initially be Mr. Richer, and five non-executive directors. The responsibilities of these executive and non-executive directors are set forth in our board rules, a copy of which is posted on our web site.

The primary responsibility of the executive director is to manage Cascal N.V. The primary responsibility of the non-executive directors is to supervise the policies of the executive director and the affairs of Cascal and its affiliated enterprises. In addition, the non-executive directors shall assist the executive director by providing advice.

Resolutions of the board of directors or any of its committees shall be adopted by a majority of the votes cast.

Committees of the board of directors

Our board will reconstitute its Audit Committee in connection with this offering, and, within three months from the closing of this offering, it expects to establish a Nomination and Compensation Committee.

Audit Committee

Our Audit Committee reports to the board regarding the appointment by the shareholders of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relative to the adequacy of our internal accounting controls. The Audit Committee also is responsible for the oversight of our relationship with Biwater, including the approval of the terms and conditions of transactions between Biwater and us. At the time of completion of this offering, the members of the Audit Committee will be Messrs. Biewinga, Sonkin and Magor, and Messrs. Biewinga and Sonkin will be independent in accordance with New York Stock Exchange listing standards and the independence requirements required by law. Under applicable listing standards, we are required to have a fully-independent Audit Committee within one year from the date of this offering. The chairman and financial expert of the Audit Committee is expected to be Mr. Biewinga.

Nomination and Compensation Committee

We expect to establish a Nomination and Compensation Committee within three months from the closing of this offering. The Nomination and Compensation Committee will be responsible for advising the board of directors with respect to nominating directors and establishing criteria for selecting and evaluating board members and management, as well as for reviewing the performance and preparing proposals to the board of directors for the compensation of the Chief Executive Officer and our other senior executive officers. We expect that the members of this committee will be independent in accordance with New York Stock Exchange independence requirements for such committee.

The Sarbanes-Oxley Act of 2002, New York Stock Exchange listing standards and Dutch Corporate Governance Code

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, the New York Stock Exchange has amended the requirements for its listed companies. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer with the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the listing standards of the New York Stock Exchange. Prior to the commencement of this offering, our current boards have determined that all of our directors are independent under the listing standards of the New York Stock Exchange except Messrs. Magor and Richer. Furthermore, as a Dutch company listed on a government-recognized stock exchange, we are required either to apply the provisions of the Dutch Corporate Governance Code as released in 2003 or explain any deviation in our Dutch annual report. We have not applied a number of the Dutch best practice provisions, and instead we are complying with a number of the corporate governance rules of the New York Stock Exchange because our shares will be listed on the New York Stock Exchange. See “Description of capital stock—Corporate governance.”

Board compensation

Director compensation

We anticipate that we will pay our directors who are not our employees an annual director’s fee of $80,000, plus reasonable costs and expenses incurred in connection with attending meetings. Each of these directors may elect to apply up to 25% of his annual director’s fee to the purchase of our shares based on the then-current market price. For details of amounts paid to our supervisory board members in fiscal year 2007, please see “Relationships and transactions with related parties—Services and supplies provided by Biwater and Nuon to us.” We have not set aside or accrued any amounts to provide pension, retirement or similar benefits. We do not have service contracts with any of our directors that provide for benefits upon termination of employment or directorship.

Executive compensation

For fiscal year 2007, the total amount of compensation (including salary and bonus) we paid to our executive officers was $1.5 million. This amount includes the $0.7 million of compensation we paid to our Chief Executive Officer, as well as the compensation paid by Biwater for the services of our Chief Growth Officer that was part of our business development costs paid by Biwater during fiscal year 2007. See “Relationships and transactions with related parties—Services and supplies provided by Biwater and Nuon to us.”

2008 Long Term Incentive Plan

Prior to the listing of our shares, our board of directors and shareholder adopted the 2008 Long Term Incentive Plan (“2008 LTIP”). The purpose of the 2008 LTIP is to provide market-competitive levels of remuneration, to recruit and retain qualified employees and to align the interests of executives with the interests of shareholders over a long term period.

The 2008 LTIP provides for the grant to our employees of bonus awards (“Awards”), a certain percentage of which will be payable annually depending on the achievement of performance-based criteria. Annual payments of the applicable percentage of an Award will be payable in cash, subject to tax and social security withholdings as required, with each participant having the option to use up to 25% of any bonus payable to purchase our shares at the then-current market price. The shareholder has authorized up to 120,000 shares to be issued under this plan; under Dutch law, shareholder approval is not required for the issuance of equity compensation to persons other than our directors.

Eligibility:  All Cascal employees are eligible to receive Awards under the 2008 LTIP; however, at the outset of the 2008 LTIP, only our senior executives will be granted Awards.

Administration of the 2008 LTIP:  Our board of directors will administer our 2008 LTIP. No grants have yet been made under the 2008 LTIP.

Our board of directors has the right to amend the terms and conditions of the 2008 LTIP, subject to shareholder approval where changes are material, or terminate the 2008 LTIP at any time.

In the event of a recapitalization of the capital stock of Cascal N.V., our board of directors will adjust the terms of an Award, to provide for, as far as possible, equivalent terms.

Structure of the Bonus Awards:  Awards will be determined by reference to a fixed percentage of an eligible employee’s base salary at the date of the Award, which other than in exceptional circumstances will not exceed 100% of salary each year.

Timing of Grant and Performance Period of Awards:  Our board of directors may grant Awards under the 2008 LTIP on an annual basis advised by and at the recommendation or proposal of the Nomination and Compensation Committee. The first Awards expected to be granted under the 2008 LTIP will be made in April 2008 and be made payable following the end of our fiscal years 2009, 2010 and 2011 based on performance benchmarks relating to fiscal year 2008. Awards are subject to such three-year performance period (“Performance Period”).

Two performance Elements will apply to awards under the 2008 LTIP.

The first Element is the absolute appreciation in Cascal N.V.’s share price over the Performance Period. Seventy-five percent (75%) of any Award will be conditioned on the level of achievement with respect to such share price appreciation Element. Share price appreciation will be calculated by reference to growth from the end of fiscal year 2008 to the end of each of fiscal years 2009, 2010 and 2011.

The second Element is the growth in earnings per share over the Performance Period. Twenty-five percent (25%) of any Award will be conditioned on the level of achievement with respect to such earnings per share Element. Earnings per share will be determined under Dutch GAAP and will be calculated by reference to growth in the period between the end of fiscal year 2008, on a pro-forma basis as determined by our board of directors and the end of each of fiscal years 2009, 2010 and 2011.

Performance Criteria:  The degree to which any amount under an Award is paid is conditional upon the satisfaction of performance elements (each an “Element”), which will be determined by our board of directors at the beginning of the Performance Period.

Calculation and Form of Annual Payment under Awards:  Depending upon the level of achievement of each of the performance Elements, each recipient of a Award will receive a payment amount up to:

(i)	a maximum of 25% of each Element after 12 months from the commencement of the Performance Period,

(ii)	a maximum of 25% of each Element after 24 months from the commencement of the Performance Period, and

(iii)	a maximum of 50% of each Element after 36 months from the commencement of the Performance Period.

Cumulative Re-Test Opportunity:  If a participant receives less than the maximum annual payment available under the executive’s Award for a particular Element in a particular year, the participant will have an opportunity to receive the amount of any shortfall in subsequent years within the Performance Period based on the level of achievement in those subsequent years.

Transferability of Awards:  Unless our board of directors determines otherwise, our 2008 LTIP does not allow for the transfer of awards other than by will or by the laws of descent and distribution, and only the participant may make an election during his or her lifetime.

Pro Rata Payments in Connection with a Termination Event:  If a participant’s employment ceases due to a Termination Event (as described below) during the Performance Period, the participant shall receive only a pro rata payment of the amount that would have been payable with regard to the Award at the end of the annual period in which the Termination Event occurs had the participant’s employment not ceased. Such pro rata payment shall be made only with regard to the annual period in which the Termination Event occurred and not with respect to any further annual periods remaining within the Performance Period.

Any such pro rata payment of a bonus will be paid, in the normal course, after the year end and in cash only. Our board of directors may in its discretion determine to make any such pro rata payment earlier subject to its assessment of the extent to which the Elements have been satisfied.

For the purposes of the 2008 LTIP, a Termination Event is defined as:

•	injury or disability (evidenced to the satisfaction of our board of directors);

•	death;

•	redundancy (within the meaning of the U.K. Employment Rights Act 1996 or any equivalent legislation in relevant jurisdiction);

•	retirement at contractual retirement age including late retirement;

•	actual retirement before the participant’s contractual normal retirement age with the consent of the company that employs the participant;

•	the company with which the participant holds office or employment by virtue of which he is eligible to participate in the 2008 LTIP ceasing to be a member of the Cascal group;

•	transfer to a Biwater company; or

•	any other reason which our board of directors considers reasonable.

If the employment of a participant terminates or is terminated for any reason other than a Termination Event (e.g. dismissal or resignation), then the participant’s Awards will terminate and shall not be payable for the annual period in which the termination occurs or any future year remaining within the Performance Period unless otherwise determined by our board of directors.

Adjustments upon Merger or Change in Control:  If a general offer is made to acquire the whole or part of the issued share capital as a result of which the offeror gains control of us, then our board of directors in its absolute discretion may determine that any unpaid bonus shall be calculated to the date on which control passes based upon the process as detailed above, but having regard to the shortened period, and shall be paid as soon as practical to the participant after the change of control and in no event longer than 30 days after the change of control.

Certain transactions and relations

Our non-executive directors did not earn any fees from us other than board fees during fiscal year 2007.

Obligations of board members to disclose holdings

Pursuant to Dutch securities laws, members of our board of directors and any other person who has managerial or co-managerial responsibilities, the authority to make decisions affecting our future developments and business prospects and who has regular access to inside information relating, directly or indirectly, to our company, must give written notice to the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, or AFM), by means of a standard form, of any transactions conducted on their own account relating to our shares or in securities whose value is determined by the value of our shares.

Also, certain persons who are closely associated with members of our board of directors or any of the other persons described above are required to notify the AFM of any transactions conducted on their own account relating to the shares or in securities whose value is determined by the value of the shares. Persons who are closely associated with another person are: (i) the spouse of such other person or any partner considered by national law as equivalent to the spouse or such other person, (ii) dependent children of such other person, (iii) other relatives who have shared such person’s household for at least one year at the relevant transaction date, and (iv) any legal person, trust or partnership whose managerial responsibilities (among other things) are discharged by a person referred to under (i), (ii) or (iii) above.

The AFM must be notified within five days following the relevant transaction date. Under certain circumstances, notification may be postponed until the date the value of the transactions amounts to €5,000 or more per calendar year. Non-compliance with the notification obligations under the Dutch securities laws can lead to criminal fines, administrative fines, imprisonment or other sanctions.

The AFM keeps a public registry of and publishes all notifications made pursuant to Dutch securities laws.

Because we are a foreign private issuer, our directors and executive officers are not subject to short-swing profit and insider trading reporting obligations promulgated by the SEC.

Principal and selling shareholders

The following table sets forth, as of December 31, 2007, certain information regarding beneficial ownership of our shares before this offering and as adjusted to reflect the sale of the shares in this offering, by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our executive officers;

•	each director and director nominee who will continue to serve following the completion of the offering; and

•	all such directors and director nominees and executive officers as a group.

Total shares
	beneficially owned		Percentage of shares
	Before	After	Before	After
Name of beneficial owner(1)(2)	offering(3)	offering(4)	offering	offering(4)

5% Shareholder:
Biwater Investments Limited(4)(5)(6)(7)(8)	21,849,343	17,559,343	100%	59%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

(2)	None of our directors, director nominees or executive officers owned any of our shares as of December 31, 2007; however, some may participate in our reserved share program. See “Underwriting.” By virtue of his affiliation with Biwater, Larry Magor may be deemed to share beneficial ownership of our shares that are owned by Biwater. Mr. Magor expressly disclaims beneficial ownership of these shares. This table does not include 1,600 shares that will be purchased by each of Messrs. Auster, Magor, Sonkin and Wager, for a total of 6,400 shares, at the initial public offering price (assuming the initial public offering price for the shares sold in this offering is $12.50 per share, the midpoint of the range set forth on the cover page of this prospectus). Each of our directors and executive officers has an address c/o Cascal N.V., Biwater House, Station Approach, Dorking, Surrey RH4 1TZ, United Kingdom.

(3)	Assumes that the series of stock split and recapitalization transactions that effectively resulted in a 2,607-for-1 stock split occurred on September 30, 2007.

(4)	The information presented is based upon the sale of 7,710,000 primary and 4,290,000 secondary shares and assumes that the underwriters’ over-allotment will not be exercised.

(5)	Biwater Investments Limited intends to acquire these shares from the Biwater subsidiary that currently owns 100% of our outstanding shares and has pledged all of its ownership interest in us as security for borrowings under certain credit arrangements made available to Biwater. The shares to be sold by Biwater in this offering will be released from that pledge. Biwater may be reorganized in the near future, but its interests in us would be transferred to one or more Biwater entities as part of the reorganization.

(6)	As of December 31, 2007, we have been informed that Adrian White and members of his family and family interests beneficially own 70% of Biwater and the remaining 30% of Biwater is beneficially owned by Leslie Jones and his family and family interests.

(7)	As of the completion of this offering, Biwater will have the same voting rights as our other shareholders. However, since Biwater will be our majority shareholder following this offering, it may significantly influence all matters that are submitted to a vote of our shareholders, including election and removal of directors and approval of extraordinary business combinations. Biwater has agreed in writing that it will not vote to remove without cause a member elected to serve a term on the “classified” board of directors.

(8)	Biwater’s address is Biwater House, Station Approach, Dorking, Surrey RH4 1TZ, United Kingdom. Biwater could be deemed to be an “underwriter” of this offering within the meaning of Section 2(11) of the Securities Act of 1933; however, Biwater expressly disclaims status as an “underwriter.”

Relationships and transactions with related parties

Biwater Group overview

The Biwater Group is a leading water and wastewater business that develops and delivers solutions and services to a wide client base around the world. Established in 1968, Biwater has grown from its construction and manufacturing foundations in the United Kingdom to encompass the full spectrum of water and wastewater services, including water and wastewater treatment; membrane technology and desalination; water infrastructure investment and operation; water asset management and consultancy; and water leisure facilities design and construction. Biwater has offices in over 20 countries and has projects in over 30 countries.

Biwater is a privately held company located at Biwater House, Station Approach, Dorking, Surrey, United Kingdom. As of December 31, 2007, we have been informed that Adrian White and members of his family and family interests beneficially own 70% of Biwater and the remaining 30% of Biwater is beneficially owned by Leslie Jones and his family and family interests.

Our role in the Biwater Group

Although we operate independently from Biwater, our position within the Biwater Group provides us with benefits. Biwater constructed and operated certain of our projects prior to their transfer of ownership to us and Biwater shares market information with us. In addition, Biwater provides us with certain services including human resources, payroll processing and information technology as described further below. Our Audit Committee is responsible for the oversight of our relationship with Biwater, including the approval of terms and conditions of transactions between Biwater and us.

Purchase of Panama

In June 2006, we acquired Biwater Supply Limited (now renamed Cascal Investment Limited) from Biwater for $14.3 million. Cascal Investment Limited’s principal assets at that time were its 100% ownership interest in Aguas de Panama and its right to acquire an 87% interest in China Water. Of this consideration, $1.8 million was a deemed distribution to Biwater. In connection with the acquisition, Biwater also undertook to cause the transfer of its operation and maintenance sub-contract for the Panamanian project to Cascal, and Cascal and Biwater have agreed to approach the lender to the Panamanian project with a request for Cascal to replace Biwater as guarantor of a $10.8 million loan to Aguas de Panama and related obligations. Biwater and the International Finance Corporation have agreed in principle to transfer the guarantee to Cascal and to cancel the existing operation and maintenance sub-contract, after which all of the operating costs of the Panamanian project will be reflected in our results of operations. With effect from April 1, 2007, we and Biwater have confirmed the arrangement provided at the time of the acquisition and agreed that the direct costs of the operation and maintenance sub-contract will be reimbursed by us and have also agreed to share the services of the local senior management at a cost to be agreed upon. For the six months ended September 30, 2007, we have accrued an amount of $10,000 per month for these management services.

Services and supplies provided by Biwater and Nuon to us

Selling, general and administrative services.  We have entered into service agreements with Biwater on an arms-length basis for the provision of professional services to assist, improve and support us with the expansion of our activities. Under these agreements, Biwater provides:

•	human resources services;

•	payroll processing;

•	public relations; and

•	information technology services.

The agreements have been entered into separately between Biwater and certain of our subsidiaries. The fees for these services are invoiced to us quarterly in advance and settled within 30 days of receipt of invoice. Our total fees paid to Biwater under the services agreements during fiscal years 2005, 2006 and 2007 were $0.1 million, $0.1 million, and $0.2 million respectively.

Historically we have occupied office space and purchased related services from Biwater. The total accommodation costs and other compensation paid to Biwater under these agreements during fiscal years 2005, 2006 and 2007 were $0.4 million, $0.4 million, and $0.3 million respectively.

Until January 2006, we rented office space and purchased information services from Nuon. In addition, we used the services of two employees seconded from Nuon, an arrangement that ended in February 2006. The total rent and other payments paid to Nuon during fiscal years 2005, 2006, and 2007 were $0.5 million,$0.3 million, and zero respectively.

Vendor supplies.  In addition to the service and rental agreements described above, we often solicit bids for various services and supplies from outside vendors, including Biwater. From time to time Biwater’s bid is selected and we purchase services and supplies from Biwater. The total amounts paid to Biwater pursuant to such bids during fiscal years 2005, 2006, and 2007 were $0.9 million, $0.5 million, and $1.6 million respectively. No amounts were paid to Nuon for equipment and services during fiscal years 2005, 2006 and 2007.

We also reimburse Biwater for an allocated portion of the premium payable to an unrelated third-party insurer for our joint property, public liability and professional indemnity insurance coverage at our shared headquarters facility in Dorking. During each of the three fiscal years ended March 31, 2007, the average premium amount reimbursed by us was less than $40,000 annually.

Governance fees.  Historically, we have paid equal supervisory board fees to supervisory board members designated by Biwater and Nuon. The total amounts of supervisory board fees paid to each of Biwater and Nuon during fiscal years 2005 and 2006 were $0.1 million and $0.1 million, respectively, and in fiscal year 2007 we paid Biwater $0.1 million and no amount to Nuon. We no longer have a supervisory board as a result of our conversion from a private limited liability company to a public limited liability company.

Lease.  We currently lease office space in Amsterdam pursuant to a lease agreement and Biwater leases the adjoining space under a separate lease. However, if Biwater’s lease ends at any time and for any reason, we are required to assume Biwater’s space and our rent will increase accordingly until our lease is terminated in accordance with its terms. The annual rent provided for under the lease agreement is €29,000 ($37,000), for which we and Biwater are each principally responsible for one half.

Miscellaneous.  From April 2004 to June 2006, Biwater reimbursed us for, or paid directly, the substantial majority of our business development costs. The total amounts paid by Biwater during fiscal years 2005, 2006 and 2007 were $0.4 million, $0.5 million and $0.1 million, respectively. The amount paid in 2006 and part of 2007 included the compensation paid to our Chief Growth Officer. In preparation for this offering, Biwater has incurred certain transaction related costs on our behalf prior to acquiring the balance of our shares from Nuon in June 2006. These costs totaled $1.0 million and have not been recognized in our financial statements. In addition, we provided some management and technical services to Biwater during fiscal years 2005 and 2006 totaling $0.1 million and $0.1 million, respectively. Members of our management have served as directors of Biwater subsidiaries. From 2006 to July 2007 our Chief Executive Officer, and from 2003 to July 2007 our Chief Growth Officer, each served as a director of Biwater Gauff (Tanzania), a Biwater subsidiary that owns a 51% interest in City Water Services, a Biwater joint venture that provided water and wastewater services in the city of Dar es Salaam, Tanzania from August 2003 until its assets were seized by the Tanzanian government in May 2005. Our Chief Executive Officer has also served as non-executive chairman of the board of this joint venture from 2005 to July 2006. Our Chief Growth Officer also served as a director of Biwater International Ltd. from 2002 (prior to his appointment as our Chief Growth Officer) to August 2006. Also, $1.0 million was paid on our behalf by Biwater and subsequently refunded to Biwater to facilitate the purchase of China Water.

U.K. defined benefit pension plan

Our U.K. defined benefit pension plan is part of the Biwater Retirement and Security Scheme (BRASS). There are two sub-funds established within BRASS. Biwater’s defined benefit plan sub-fund is referred to as the Main Section and our defined benefit plan sub-fund is referred to as the Water Company Section. Although the Water Company Section constitutes a separate sub-fund, it is established under the same documentation that governs the Main Section, and it is administered by the same trustees as the Main Section. We have been informed by Biwater that as of March 31, 2005, the BRASS Main Section was underfunded on a full buy-out basis, as determined under the U.K. pension statute, by £93.3 million ($190.0 million). At the same date, the Water Company Section was underfunded on a full buy-out basis by £29.9 million ($60.9 million). Since March 31, 2006, we have made an additional special contribution of £3.0 million to our defined benefit pension plan, and Biwater will use a portion of the proceeds received by it from its sale of shares in this offering to make an approximately $23.6 million payment to the trustees of its U.K. defined benefit pension plan, based on the assumption that the initial offering price is $12.50 per share (the midpoint of the range set forth on the cover page of this prospectus) or approximately $34.1 million if the underwriters exercise their over-allotment option in full, but in each case subject to the deficit as calculated for this purpose at the time of the offering. The formula for calculating the size of the actual payment is discussed below. We expect the trustees to apply this payment to reduce Biwater’s deficit under the plan. Effective upon the admission to trading of our shares on the New York Stock Exchange, the trustees have agreed with Biwater to terminate their right to merge the Water Company Section and the Main Section as described in Note 17 to our consolidated financial statements and Note 19 to our unaudited interim consolidated financial statements.

Also, we could be required to make accelerated payments up to the full buy-out deficit in BRASS, which would likely be far higher than the normal ongoing funding of the plan, if we receive a “Contribution Notice” or “Financial Support Direction” from the U.K. Pensions Regulator.

The U.K. Pensions Regulator may issue a Contribution Notice to us in connection with any event occurring after April 27, 2004, if the U.K. Pensions Regulator believes we have been involved in an act, or failure to act, and the prevention of the recovery of an amount equal to the full buyout deficit was one of the main purposes of the act or failure to act (a “Triggering Event”). We potentially have Contribution Notice exposure to the Main Section, as well as the Water Company Section, in relation to any Triggering Events in which we have been involved because Biwater owns more than one-third of our shares outstanding and we are therefore considered to be “connected or associated with” Biwater under the U.K. pension statute. Although we believe that we have not been involved in any Triggering Event relating to any act or failure to act by either Biwater or us and therefore are not presently liable to receive a Contribution

Notice, the U.K. Pensions Regulator takes a broad view of its powers and may take a view different than ours; it could issue a Contribution Notice in connection with actions or failures to act that it believes constitute a Triggering Event within 6 years of the Triggering Event. In the case of our involvement in a future transaction that arguably would constitute a “Triggering Event,” Biwater or we could elect to seek “clearance” of the transaction from the U.K. Pensions Regulator. The clearance process can result in the receipt of confirmation that the U.K. Pensions Regulator would not impose a Contribution Notice in respect of the potential Triggering Event, although the U.K. Pensions Regulator could impose financial obligations in connection with the grant of clearance, such as requiring us to make additional payments to BRASS or to put in place guarantees for the benefit of BRASS. For example, the additional contribution we made to our defined benefit plan in the first quarter of our fiscal year 2007 and the additional contribution that Biwater will make to its defined benefit pension plan from the proceeds of this offering were determined in connection with a request for and grant of clearance relating to Biwater’s purchase of Nuon’s interest in our shares. As a condition of the grant of clearance, Biwater agreed to make the following payments to reduce its pension plan deficit: (i) a £10 million fixed payment, and (ii) a variable payment equal to 50% of the amount by which the total proceeds of this offering, net of underwriting discounts and commissions and other expenses of this offering, exceed $120 million up to the value of the plan-specific deficit as calculated by the plan actuary at the time of this offering. The calculation of the plan-specific deficit uses a methodology prescribed by the U.K. Pensions Regulator and is based on an estimate, made in actuarial principles, of the assets needed at any particular time to make provisions for the benefits that have already accrued under the plan; this methodology is different than the methodology used to calculate underfunding on a full buy-out basis. Biwater’s plan-specific deficit as of March 31, 2007 was estimated to be £55.6 million and was estimated to be £42.5 million as of November 30, 2007. Under an agreement we recently entered into with Biwater and the trustees, the plan-specific deficit will be calculated at the time of the offering using updated actuarial assumptions.

We may also receive a Financial Support Direction from the U.K. Pensions Regulator that would require us to provide financial support to BRASS, for example by way of guarantee, or by making a payment up to the full buy-out deficit of BRASS, if the U.K. Pensions Regulator believes either Biwater or another Group company is “insufficiently resourced” as defined under the U.K. pension statute. An employer is “insufficiently resourced” if its fair market value, when considered along with the fair market value of other companies connected or associated with the employer, is less than 50% of its full buy-out deficit. The U.K. Pensions Regulator can consider issuing a Financial Support Direction to persons connected or associated with an employer within a U.K. defined benefit pension plan up to twelve months after the date that the connection or association is ended. Under current law, we will be considered to be a person connected or associated with Biwater at least until such time as Biwater owns less than one-third of our shares outstanding or we are no longer under common control with Biwater. The U.K. Pensions Regulator may give “clearance” in respect of Financial Support Directions in situations involving a company’s termination of a connection or association with an employer.

When deciding whether it would be reasonable to serve a Contribution Notice or Financial Support Direction on us for a situation involving Biwater, the U.K. Pensions Regulator would take into account various factors set out in the U.K. pension statute. These factors include our relationship with Biwater (and the fact that we do not control Biwater reduces our risk of receiving a Contribution Notice or Financial Support Direction) and our connection or involvement with BRASS. With respect to a possible Financial Support Direction, the U.K. Pensions Regulator would also take into account the value of the benefits that we had received from Biwater, and with respect to a possible Contribution Notice, the U.K. Pensions Regulator would also take into account our involvement in the act or failure to act that resulted in the Triggering Event.

Credit arrangements

On June 28, 2006, we entered into an intercompany loan agreement with Biwater pursuant to which we agreed to provide to Biwater a loan facility in the maximum aggregate principal amount of £3.5 million

($6.6 million). Loans made pursuant to the loan agreement bear interest at 5% per annum. Principal in the amount of £3.5 million was drawn under the loan facility on June 28, 2006. A principal repayment of £0.8 million ($1.6 million) was made on November 9, 2006. From June 28, 2006 through September 30, 2006, we accrued £46,000 ($85,000) of interest receivable on this loan. The remaining balance of the principal amount of £2.7 million ($5.1 million) plus accrued interest was repaid in full prior to May 31, 2007 in accordance with the terms of the amended loan agreement. On April 30, 2007, we entered into an intercompany loan agreement with Biwater pursuant to which we agreed to borrow from Biwater a loan in the maximum aggregate principal amount of $2.7 million, to be used to partially finance the acquisition of Siza Water in South Africa. This loan bore interest at 2% over the Federal Reserve Funds rate per annum. The principal in the amount of $2.7 million was repaid on May 26, 2007. On June 21, 2007, we loaned Biwater $0.4 million and £150,000 ($0.3 million) interest free, $0.4 million of which was repaid on June 28, 2007 and the balance of which was repaid on July 11, 2007.

On September 22, 2006, we advanced $8 million to Biwater in anticipation of paying a dividend based on our fiscal year 2006 results. Biwater returned $2.4 million to us on November 9, 2006. We declared and paid a dividend in the amount of $5.6 million in fiscal year 2007, and we credited the outstanding amount of the advance against that dividend.

On September 14, 2007, we obtained a Rand 17.7 million ($2.5 million) guarantee from a third party financial institution and used it to secure a loan made by another third party financial institution to one of our South African subsidiaries. The guarantee was issued under a Biwater credit facility and enabled us to obtain a release of cash collateral that had been previously provided by us to secure that loan. We used the cash collateral to make interest payments due in September 2007 on debt incurred in June 2006 to facilitate Biwater’s acquisition of Nuon’s interest in us. We expect to replace the Biwater guarantee with an instrument issued under our HSBC credit facility or a credit facility that we would enter into in the future. We are required to reimburse and compensate Biwater for any draws under the guarantee under the same terms and conditions as provided for under Biwater’s credit facility; however, Biwater is not charging us a fee for making its credit facility available to us in connection with this guarantee.

Non-compete agreement

Prior to this offering, we entered into a non-compete agreement with Biwater pursuant to which Biwater has agreed that it will refer future long-term water and wastewater project opportunities to Cascal for its consideration before Biwater considers the project for its own portfolio. This agreement will terminate upon the earlier of three years after the closing of this offering or Biwater owning less than 15% of our common shares. Following termination of this agreement, Biwater may elect to compete against us for such project opportunities. This agreement will not restrict Biwater’s design, engineering, constructing or consulting activities.

Registration rights

For a description of the registration rights available to Biwater, please see “Shares eligible for future sale—Registration rights agreement.”

Tax indemnity

Since Biwater reacquired Nuon’s 50% interest in us, our U.K. subsidiaries have been part of the Biwater Group for U.K. corporate income tax purposes. As a result, most of our payments for U.K. corporate tax due on our U.K. taxable trading profits for fiscal year 2007 and all of our payments for U.K. corporate tax due on our U.K. taxable trading profits for fiscal year 2008 through the date of this offering have been paid to Biwater rather than to the U.K. tax authorities, as Biwater had available U.K. tax losses to offset some of those profits in that fiscal year. Biwater has indemnified us for the corporate tax and interest if the use of the losses is challenged.

Trademark license

Biwater and Cascal have entered into reciprocal license agreements that grant a worldwide royalty-free license to use the name and related trademarks of the other party until such time as Biwater owns less than 15% of the issued shared capital of Cascal. Under each license agreement, the respective licensee has undertaken the usual and customary obligations of a licensee with respect to the use of the name and trademarks, including indemnification for losses and damages arising out of use of the name or trademarks.

Description of capital stock

The material provisions of our Articles of Association to be adopted prior to the closing of this offering and particular provisions of Dutch law relevant to our statutory existence and the Dutch Corporate Governance Code are summarized below. This summary does not restate our Articles of Association or relevant Dutch law in their entirety. While we believe that this summary contains all of the information about the Articles of Association important to your decision to subscribe for the common shares, it does not include all of the provisions that you may feel are important. It is the Articles of Association, and not this summary, that will define your rights as a holder of our common shares.

Registration and objectives of our Articles of Association

Our Articles of Association are registered at the Commercial Register kept at the Chamber of Commerce in Amsterdam under file number 34112761.

As provided in Article 3 of our Articles of Association, our objectives are:

•	the world-wide development, ownership, operation and/or maintenance of projects in industries, including but not limited to, the water and waste water industries;

•	to participate in, to acquire, to finance, to collaborate with and to conduct the management of companies and other enterprises, to produce and trade goods, and to provide advice and other services;

•	to acquire, use and/or assign industrial and intellectual property rights and real property;

•	to invest and to borrow funds;

•	to provide security for the obligations of legal persons or of other companies with which the company is affiliated in a group or for the obligations of third parties; and

•	to undertake all that which, directly or indirectly, may be deemed to be incidental or conducive to any of the foregoing or in furtherance thereof.

Authorized capital

Our authorized share capital is 100,000,000 common shares with a par value of €0.50 per share. We will issue common shares only in registered form. We have appointed American Stock Transfer & Trust Company as our agent in New York to maintain part of the shareholders’ register in order to comply with New York Stock Exchange listing requirements and to act as transfer agent, registrar and paying agent for the common shares.

Dividends

Our board of directors may establish reserves out of our annual profits. The holders of common shares have discretion as to the use of that portion of our annual profits remaining after the board of directors establishes these reserves. On the recommendation of the board of directors, the general meeting of shareholders may resolve at the annual general meeting that we pay dividends out of our share premium account or out of any other reserve available for shareholder distributions under Dutch law. We may not pay dividends if the payment would reduce shareholders’ equity to an amount less than the aggregate fully paid-up share capital plus the reserves that have to be maintained by law or our Articles of

Association. The amounts available for dividends will be determined based on the statutory accounts of Cascal N.V. prepared under Dutch law, which may differ from our consolidated financial statements.

Although laws vary from state to state within the United States, uncollected dividends and shares may be considered abandoned property under the laws of a shareholder of record’s state of residence after a period of time, ranging from three years to five years, has passed since that shareholder’s last contact with our transfer agent. If a shareholder of record does not claim dividends from our transfer agent within the applicable time period, our transfer agent, in accordance with applicable state law, will transfer the amount of the unclaimed dividend and the related shares to the treasury of that shareholder’s state of residence as reflected in the transfer agent’s records, which may not be that shareholder’s actual state of residence. Amounts paid to a state treasury in this manner will not be repaid to us, and whether or not that shareholder is subsequently permitted to recover the property from the state treasury will depend on that state’s law. Under Dutch law, and as our Articles of Association do not provide otherwise, a shareholder may remain entitled to collect cash dividends or other distributions from us until five years after the date on which the dividend or distribution became due and payable.

The board of directors may decide that dividends or other distributions are paid in the form of cash (in U.S. Dollars), common shares or a combination of both.

Shareholder meetings and voting rights

Each shareholder has a right to attend general meetings of shareholders, either in person or by proxy, and to exercise voting rights in accordance with the provisions of our Articles of Association. We must hold at least one general meeting of shareholders each year. This meeting must be convened at one of six specified locations in The Netherlands within six months after the end of our fiscal year. Our board of directors may convene additional general meetings as often as it deems necessary, or upon the call of holders representing at least 10% of our outstanding common shares or other persons entitled to attend the general meetings. Dutch law does not restrict the rights of holders of common shares who do not reside in The Netherlands to hold or vote their common shares.

We will give notice of each meeting of shareholders by notice published in at least one national daily newspaper distributed throughout The Netherlands and in any other manner that we may be required to follow in order to comply with applicable stock exchange requirements. In addition, we will notify registered holders of the common shares by letter, cable, telex or telefax. We will give this notice no later than the fifteenth day prior to the day of the meeting. As deemed necessary by the board of directors, either the notice will include or be accompanied by an agenda identifying the business to be considered at the meeting or will state that the agenda will be available for shareholders and other persons who are entitled to attend the general meeting, at our offices or places of business. Shareholders representing at least 1% of the issued share capital or the equivalent of at least €50 million in aggregate market value have the right to request the inclusion of additional items on the agenda of shareholder meetings, provided that such request is received by us no later than 60 days before the day the relevant shareholder meeting is held and such request is not contrary to a significant interest of ours.

Each share is entitled to one vote. Unless otherwise required by our Articles of Association or Dutch law, shareholders may validly adopt resolutions at the general meeting by a majority vote. Except in circumstances specified in the Articles of Association or provided under Dutch law, there is no quorum requirement for the valid adoption of resolutions. In this prospectus, references to actions by the shareholders refer to actions taken by resolution.

We are exempt from the proxy rules under the Securities Exchange Act of 1934.

Board of directors; adoption of annual accounts

The shareholders elect the members of our board of directors from a non-binding proposal made by the board at a general meeting of shareholders. The shareholders may also dismiss or suspend any member of the board of directors at any time by the vote of a majority of the votes cast at a general meeting. Directors are elected by our shareholders to serve three-year terms in a manner similar to a “classified” board, except that the terms of two of our directors will expire at the annual shareholders’ meeting in each of 2008 and 2009, and the terms of three directors will expire in 2010. A director may resign or be removed (with or without cause) from office by a majority vote of the shareholders at a general shareholders’ meeting; however, Biwater has agreed in writing that it will not vote to remove without cause a member of our board of directors who is elected to serve on the “classified” board.

Our board of directors must prepare our annual accounts and make them available to the shareholders for inspection at our offices within five months after the end of our fiscal year. Under some special circumstances, Dutch law permits an extension of this period for up to six additional months by approval of the shareholders at a general meeting. Within this period, including any extension, the board of directors must submit the annual accounts to the shareholders for adoption at a general meeting. Within 8 days of the adoption of the annual accounts, and not more than thirteen months from the end of our fiscal year, we must publish and submit the annual accounts with the Chamber of Commerce in Amsterdam, The Netherlands.

In the performance of its duties, the board of directors is required by Dutch law to consider the interests of Cascal, its shareholders, its employees and other stakeholders in all cases with reasonableness and fairness.

When our shareholders adopt the annual accounts prepared by the board of directors, they may discharge the members of the board of directors from potential liability with respect to the exercise of their duties during the fiscal year covered by the accounts. This discharge may be given subject to such reservations as the shareholders deem appropriate and is subject to a reservation of liability required under Dutch law. Examples of reservations of liability required by Dutch law include: (1) liability of members of management boards and supervisory boards upon the bankruptcy of a company; and (2) general principles of reasonableness and fairness. Under Dutch law, a discharge of liability does not extend to matters not properly disclosed to shareholders. The discharge of the board of directors must be a separate item on the agenda of the general meeting and the members of the board of directors are not automatically discharged by adoption of the annual accounts.

Any meeting of our board of directors may be held at any location, within or outside of The Netherlands.

Our board of directors may, in accordance with the director compensation policy adopted by our general meeting, establish compensation for the members of the board. The board of directors must submit to the general meeting for approval any plan or amendment to any plan awarding shares or the right to subscribe for shares to the executive directors.

We have no requirement that the directors own any of our shares.

Under our Articles of Association, a director may not take part in any vote on a subject or transaction in relation to which he or she has a conflict of interest with us. However, under our Articles of Association, a director with a conflict of interest may continue to represent us without prejudice to the power of the general meeting to at any time designate one or more other persons for such purpose.

There is no retirement or non-retirement of directors under an age limit requirement.

Issue of shares; preemptive rights

Our board of directors has the power to issue common shares if and to the extent that the general meeting of shareholders has designated the board, or if the board has been designated by the Articles of Association, to act as the authorized body for this purpose. A designation of authority to the board of directors to issue shares remains effective for the period specified by the general meeting and may be up to five years from the date of designation. A general meeting of shareholders may renew annually this designation and this designation may also be renewed by the Articles of Association for additional periods of up to five years. Without this designation, only the general meeting of shareholders has the power to authorize the issuance of common shares. Our board of directors is authorized to issue shares until January 23, 2013 under the restrictions as specified in the Articles of Association.

Our shareholders have a ratable preemptive right to subscribe for common shares that we issue for cash unless the general meeting of shareholders, or its designee, limits or eliminates this right. In addition, the right of our shareholders to subscribe for common shares pursuant to this preemptive right may be limited. Our shareholders have no ratable preemptive subscription right with respect to common shares issued for consideration other than cash or issued to our employees or employees of our Group companies. If the general meeting of shareholders delegates its authority to the board of directors for this purpose, then the board of directors will have the power to limit or eliminate the preemptive rights of shareholders. In the absence of this designation, the general meeting of shareholders will have the power to limit or eliminate these rights. Such a proposal requires the approval of at least two-thirds of the votes cast by shareholders at a general meeting if less than half of the issued share capital is represented at the meeting. Designations of authority to the board of directors may remain in effect for up to five years and may be renewed for additional periods of up to five years. Pursuant to our Articles of Association, our board of directors is authorized to limit or eliminate the preemptive rights of shareholders until January 23, 2013 under the restrictions as specified in the Articles of Association.

These provisions apply equally to any issue by us of rights to subscribe for common shares.

No obligation other than to pay up the nominal amount of a share may be imposed upon a shareholder against the shareholder’s will, by amendment of the Articles of Association or otherwise.

Repurchase of shares

We may acquire common shares, subject to applicable provisions of Dutch law and of our Articles of Association, to the extent:

•	our shareholders’ equity, less the amount to be paid for the common shares to be acquired, exceeds the sum of (1) our share capital account plus (2) any reserves required to be maintained by Dutch law or our Articles of Association; and

•	after the acquisition of common shares, we and our subsidiaries would not hold, or hold as pledgees, common shares having an aggregate par value that exceeds 10% of our issued share capital account, as these amounts would be calculated under Dutch GAAP.

Our board of directors may repurchase common shares only if our shareholders have authorized the repurchase. Our sole shareholder authorized us to repurchase the maximum permissible amount of common shares during the 18-month period ending July 23, 2009, the maximum term under Dutch law at prices between an amount equal to the nominal value of the common shares and an amount equal to 110% of the market price of the common shares on the New York Stock Exchange (the market price being the average of the closing price on each of the 30 consecutive days of trading preceding the three trading days prior to the date of repurchase).

Reduction of share capital

At a general meeting of shareholders, our shareholders may vote to reduce the issued share capital, but only upon proposal of our board of directors, by canceling shares held by us or by reducing the par value of our shares. In either case, this reduction would be subject to applicable statutory provisions. Holders of at least two-thirds of the votes cast must vote in favor of a resolution to reduce our issued share capital if less than half of the issued share capital is present at the general meeting in person or by proxy.

Amendment of the Articles of Association

A majority of the votes cast by holders of our common shares at a general meeting must adopt any resolution proposed by our board of directors to amend the Articles of Association, to enter into a legal merger or demerger or to wind up Cascal. Any such resolution proposed by one or more shareholders must likewise be approved by a majority of the votes cast at a general meeting of shareholders.

Limitation on right to hold or vote shares

Our Articles of Association and relevant provisions of Dutch law do not currently impose any limitations on the right of holders of shares to hold or vote their shares. In particular, there are no limitations either under Dutch law or in our Articles of Association on the right of non-residents of The Netherlands to hold or vote their shares.

Listing

Our common shares will be listed on the New York Stock Exchange under the symbol “HOO.”

Share certificates and transfer

We will issue shares only in registered form. We will cause our agent to maintain part of our shareholders’ register at its principal office in New York in order to comply with New York Stock Exchange listing requirements. American Stock Transfer & Trust Company will act as transfer agent, registrar and paying agent with respect to those shares. Our registered office in The Netherlands will maintain the remaining part of the shareholders’ register.

Holders of common shares on the New York share register typically hold their common shares through The Depository Trust Company, or DTC, in which case such shares are registered with the New York transfer agent and registrar in the name of Cede & Co., the nominee of DTC.

Share certificates in the English language will evidence the shares offered in this offering. Transfers of common shares on the New York share register may be registered on our books at the office of the New York transfer agent and registrar and certificates for common shares on the New York share register may be exchanged at that office for certificates for common shares on the New York share register of other authorized denominations. Transfers of common shares within DTC will be made by book-entry transfer in accordance with the applicable clearing systems’ rules and procedures.

Under Dutch law and our Articles of Association, any transfer of registered shares requires a written instrument of transfer and a written acknowledgment of that transfer by Cascal N.V., or by the registrar acting in its name. Except when Cascal N.V. is a party to the legal act, the rights attached to the shares may be exercised only after Cascal N.V. has acknowledged the legal act or the written instrument has been served on Cascal N.V. in accordance with the Dutch civil code or Cascal N.V. has acknowledged the legal act by registration in the shareholders’ register.

Exchange controls

Under existing laws of The Netherlands, there are no exchange controls applicable to the transfer to persons outside of The Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company.

Corporate governance

We acknowledge the importance of good corporate governance. We have a one-tier board structure, consisting of both an executive director and non-executive directors. See “Management.” The Dutch Corporate Governance Code, or the Code, was released in 2003. The Code contains 21 principles and 113 best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The Code applies to all Dutch companies listed on a government-recognized stock exchange, whether in The Netherlands or elsewhere. Such companies are required under Dutch law to disclose in their Dutch annual reports filed in The Netherlands whether or not they apply those provisions of the Code that are addressed to the board of directors of the company and, if they do not apply those provisions, to explain why they deviate from any such provision. This disclosure requirement commenced with respect to the Dutch annual reports for the financial years beginning on or after January 1, 2004, and will apply to us for the first time in connection with our Dutch annual report for financial year ending March 31, 2008.

Notwithstanding the fact that the shares have not previously been listed, we have taken various actions towards compliance with the provisions of the Code.

The Code provides that if a company’s general meeting of shareholders explicitly approves the company’s corporate governance structure and policy and endorses the explanation for any deviation from the best practice provisions, such company will be deemed to have applied the Code. We have not applied a number of best practice provisions, and instead we are complying with a number of the corporate governance rules of the New York Stock Exchange because our shares will be listed on the New York Stock Exchange.

Summary comparison of other corporate governance and shareholders’ rights and matters under Dutch corporation law and Delaware corporation law

The following comparison between Dutch corporation law, which applies to us, and Delaware corporation law, the law under which many corporations in the United States are incorporated, discusses additional matters not otherwise described in this prospectus. While we believe this summary is materially accurate, the summary is subject to Dutch law, including Book 2 of the Dutch Civil Code and the Dutch Corporate Governance Code (see “Description of capital stock — Corporate governance”) and Delaware corporation law, including the Delaware General Corporation Law.

Corporate governance

Duties of directors

The Netherlands.  In the Netherlands a listed company typically has a two-tier board structure with a management board comprising the executive directors and a supervisory board comprising the non-

executive directors. It is, however, also possible to have a single-tier board, comprising both executive directors and non-executive directors. We have a single-tier board.

Under Dutch law the board of directors is collectively responsible for the policy and day-to-day management of the company. The non-executive directors will be assigned the task of supervising the executive director and providing him with advice. Each director has a duty towards the company to properly perform the duties assigned to him. Furthermore, each board member has a duty to act in the corporate interest of the company. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or break-up of the company, whereby the circumstances generally dictate how such duty is to be applied. Any board resolution regarding a significant change in the identity or character of the company requires shareholders’ approval.

Delaware.  The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise an informed business judgment in the performance of their duties. An informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Director terms

The Netherlands.  Under Dutch law a director of a listed company is generally appointed for a maximum term of four years. There is no limit in the number of terms a director may serve. Our Articles of Association provide that our directors will be appointed for a maximum term of three years. The members of our board of directors will serve staggered terms on our board. A director may in principle be removed at any time, with or without cause by the shareholders’ meeting, although Biwater has agreed in writing that it will not vote to remove any director elected to serve a term on our board without cause.

Delaware.  The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. A director elected to serve a term on a “classified” board may not be removed by stockholders without cause. There is no limit in the number of terms a director may serve.

Director vacancies

The Netherlands.  Under Dutch law, new members of the board of directors of a company such as ours are appointed by the general meeting of shareholders. The articles of association may provide that such occurs from a binding nomination by the board of directors, in which case the general meeting of shareholders may override the binding nature of such nomination by a resolution of two-thirds of the votes cast, representing more than 50% of the issued share capital.

Delaware.  The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless

(a) otherwise provided in the certificate of incorporation or by-laws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Conflict-of-interest transactions

The Netherlands.  Our Articles of Association provide that in the event we have a conflict of interest with one or more members of the board of directors, we may still be represented by our sole executive director. However, under Dutch law and our Articles of Association, the general meeting of shareholders, in the event of a conflict of interest, has the power to at any time designate one or more other persons to represent the company. Our Articles of Association provide that a director shall not take part in any vote on a subject or transaction in relation to which he has a conflict of interest with the company. The Dutch Corporate Governance Code contains a number of best practice provisions as to conflicts of interest.

Delaware.  The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

•	the material facts as to the director’s relationship or interest are disclosed and a majority of disinterested directors consents,

•	the material facts are disclosed as to the director’s relationship or interest and a majority of shares entitled to vote thereon consents, or

•	the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Proxy voting by directors

The Netherlands.  An absent director may issue a proxy for a specific board meeting but only to another director in writing. A member of the board of directors may not act as a proxy for more than one co-member.

Delaware.  A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

Shareholder rights

Voting rights

The Netherlands.  Under Dutch law, shares have one vote per share, provided such shares have the same par value. Certain exceptions may be provided in the articles of association of a company (which is currently not the case in our Articles of Association). All shareholder resolutions are taken by an absolute majority of the votes cast, unless the articles of association or Dutch law prescribe otherwise. The validity of our other shareholder decisions is not dependent on a qualified majority. Dutch law does not provide for cumulative voting.

If so resolved by the board of directors, shareholders as of the record date for a shareholders’ meeting are entitled to vote at that meeting, and the record date established by the board of directors may not be determined earlier than the 30th day before the meeting. There is no specific provision in Dutch law for adjournments.

Delaware.  Under the Delaware General Corporation Law, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Stockholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

Shareholder proposals

The Netherlands.  Pursuant to our Articles of Association, extraordinary shareholders’ meetings will be held as often as the board of directors deems such necessary. Pursuant to our Articles of Association, shareholders and other persons entitled to attend such meetings who jointly represent at least one-tenth of the issued share capital may make a written request for a special meeting to the board or directors. Such written request must specify in detail the business to be considered. If our board of directors has not convened a meeting within 14 days of the request, the persons who have made the request are authorized to convene the meeting themselves.

The agenda for a meeting of shareholders must contain such items as the board of directors or the person or persons convening the meeting decide. The agenda shall also include such other items as one or more shareholders, representing at least one-hundredth of the issued share capital or €50 million in listed share price value may request the board of directors in writing, at least 60 days before the date of the meeting, provided no significant interest of the company dictates otherwise.

Delaware.  Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting. However, if a Delaware corporation is subject to the SEC’s proxy rules, a stockholder who owns at least $2,000 in market value, or 1% of the corporation’s securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Action by written consent

The Netherlands.  Under Dutch law, shareholders’ resolutions may be adopted in writing without holding a meeting of shareholders, provided (a) the articles of association expressly so allow, (b) no bearer shares or depositary receipts are issued, (c) there are no persons entitled to the same rights as holders of depositary receipts, (d) the board of directors has been given the opportunity to give their advice on the resolution, and (e) the resolution is adopted unanimously by all shareholders that are entitled to vote. For a listed company this method of adopting resolutions is therefore not feasible.

Delaware.  Unless otherwise provided in the company’s certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of stockholders of a corporation may be taken without a meeting, without prior notice and without a vote, if one or more consents in writing, setting forth the action to be so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Appraisal rights

The Netherlands.  Subject to certain exceptions, Dutch law does not recognize the concept of appraisal or dissenters’ rights. See “— Shareholder vote on certain reorganizations.”

Delaware.  The Delaware General Corporation Law provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially-determined fair value of the stockholder’s shares, in connection with certain mergers and consolidations.

Shareholder suits

The Netherlands.  In the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that stockholder have an individual right of action against such third party in its own name. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach — often on the basis of such declaratory judgment — a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.

Delaware.  Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a stockholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a stockholder not only at the time of the transaction that is the subject of the suit, but also throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

Repurchase of shares

The Netherlands.  Under Dutch law, a company such as ours may not subscribe for newly issued shares in its own capital. Such company may, subject to certain restrictions of Dutch law and its articles of association, acquire shares and/or depositary receipts for shares in its own capital. As a result, we may acquire our own shares either without paying any consideration, or in the event any consideration must be paid only if (a) the shareholders’ equity less the payment required to make the acquisition is not less than the sum of called and paid-up capital and any reserve required by Dutch law and our Articles of Association, (b) we and our subsidiaries would not thereafter hold or hold as a pledgee shares with an aggregate nominal value exceeding one-tenth of the nominal value of our issued share capital, (c) our Articles of Association permit such acquisition, which currently is the case, and (d) the general meeting of shareholders has authorized the board of directors to do so, which authorization has been granted for the maximum period allowed under Dutch law and our Articles of Association, being 18 months.

Delaware.  Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

Anti-takeover provisions

The Netherlands.  Neither Dutch law nor our Articles of Association specifically prevent business combinations with interested shareholders. Under Dutch law various protective measures are as such possible and admissible, within the boundaries set by Dutch case law and Dutch law, in particular the Dutch Corporate Governance Code.

Delaware.  In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless:

•	the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transactions;

•	after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and also officers of interested stockholders and shares owned by specified employee benefit plans; or

•	after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until twelve months following its adoption.

Inspection of books and records

The Netherlands.  The board of directors provides all information desired by the shareholders’ meeting, but not to individual shareholders and unless a significant interest of the company dictates otherwise. Our shareholders’ register is available for inspection by the shareholders, although such does not apply to the part of our shareholders’ register that is kept in the United States pursuant to U.S. listing requirements.

Delaware.  Under the Delaware General Corporation Law, any stockholder may inspect for any proper purpose the corporation’s stock ledger, a list of its stockholders and its other books and records during the corporation’s usual hours of business.

Removal of directors

The Netherlands.  Under Dutch law, the general meeting of shareholders has the authority to suspend or remove members of the board of directors at any time. Removal without cause is possible. However, Biwater has agreed in writing that it will not vote to remove without cause a member of our board of directors elected to serve a term on a “classified board.” Any such vote may as a consequence constitute a breach of such agreement, although the vote cast as such remains valid. However, Biwater, as a majority shareholder, may at any time vote to eliminate the “classified” board provisions in our governing documents and remove any subsequently elected director without cause.

Delaware.  Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Preemptive rights

The Netherlands.  Under Dutch law, in the event of an issuance of shares, each shareholder will have a pro rata preemptive right to the number of shares held by such shareholder (with the exception of shares to be issued to employees or shares issued against a contribution other than in cash). Preemptive rights in respect of newly issued common shares may be limited or excluded by the general meeting of shareholders or by the board of directors if designated thereto by the general meeting of shareholders or by the Articles of Association for a period not exceeding 5 years.

Our Articles of Association conform to Dutch law and authorize the general meeting of shareholders or the board of directors, if so designated by a resolution of the general meeting of shareholders or by the Articles of Association, to limit or exclude preemptive rights for holders of our common shares for a period not exceeding five years. In order for such a resolution to be adopted, a majority of at least two-thirds of the votes cast in a meeting of shareholders is required, if less than half of the issued share capital is present or represented at the meeting. Pursuant to our Articles of Association, the authority to limit or exclude preemptive rights relating to issues of our common shares for a period of five years (the maximum period permitted under Dutch law) was delegated to our board of directors until January 23, 2013.

Delaware.  Under the Delaware General Corporation Law, stockholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

Dividends

The Netherlands.  Dutch law provides that dividends may only be distributed after adoption of the annual accounts by the general meeting of shareholders from which it appears that such dividend distribution is allowed. Moreover, dividends may be distributed only to the extent the shareholders’ equity exceeds the sum of the amount of issued and paid-up capital and increased by reserves that must be maintained under the law or the articles of association. Interim dividends may be declared as provided in the articles of association and may be distributed to the extent that the shareholders’ equity exceeds the amount of the issued and paid-up capital plus required legal reserves as described hereinbefore as apparent from an (interim) financial statement. Interim dividends should be regarded as advances on the final dividend to be declared with respect to the financial year in which the interim dividends have been declared. Should it be determined after adoption of the annual accounts with respect to the relevant financial year, that the distribution was not permissible, the company may reclaim the paid interim dividends as unduly paid. Under Dutch law, the articles of association may prescribe that the board of directors decide what portion of the profits are to be held as reserves. Pursuant to our Articles of Association, our board of directors may reserve a portion of our annual profits. The portion of our annual profits that remains unreserved will be distributed to our common shareholders pro rata to the number of common shares held by each common shareholder. On the recommendation of our board of directors, the shareholders’ meeting may resolve that we make distributions out of our general share premium account or out of any other reserves available for distributions under Dutch law, not being a reserve that must be maintained under Dutch law or pursuant to our Articles of Association. Dividends may be paid in the form of common shares as well as in cash.

Delaware.  Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of common stock, property or cash.

Shareholder vote on certain reorganizations

The Netherlands.  Under our Articles of Association, the general meeting of shareholders may resolve, upon a proposal of the board of directors, that the company conclude a legal merger (juridische fusie) or a demerger (splitsing). In addition, the general meeting of shareholders must approve resolutions of the board of directors concerning an important change in the identity or character of the company or its business, in any event including:

•	the transfer of the enterprise or a substantial part thereof to a third party;

•	the entering into or ending of a long-lasting co-operation of the company or a subsidiary with a third party, if this co-operation or the ending thereof is of far-reaching significance for the company; and

•	the acquiring or disposing of an interest in the share capital of a company with a value of at least one-third of the company’s assets according to the most recent annual accounts, by the company or a subsidiary.

Under Dutch law, a shareholder who owns at least 95% of the company’s issued capital may institute proceedings against the company’s other shareholders jointly for the transfer of their shares to that shareholder. The proceedings are held before the Enterprise Chamber (Ondernemingskamer), which may grant the claim for squeeze out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the shares.

Delaware.  Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Under the Delaware General Corporation Law, no vote of the stockholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (a) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (b) the shares of stock of the surviving corporation are not changed in the merger and (c) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s common shares outstanding immediately prior to the effective date of the merger. In addition, stockholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the stockholders will be entitled to appraisal rights.

Compensation of board of directors

The Netherlands.  Under Dutch law, the shareholders must adopt the compensation policy for the board of directors, which includes the outlines of the compensation of any members of our senior management who also serve on our board of directors.

Delaware.  Under the Delaware General Corporation Law, the stockholders do not generally have the right to approve the compensation policy for board of directors or the senior management of the corporation, although certain aspects of the compensation policy may be subject to stockholder vote due to the provisions of Federal securities and tax law.

Shares eligible for future sale

Prior to this offering, there has been no public market for our shares. Future sales of our shares in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Sale of restricted shares

Upon the closing of this offering, we expect to have outstanding an aggregate of approximately 29,559,000 shares. Of these shares, all of the shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. The remaining outstanding shares that will be owned by Biwater will constitute “restricted securities” within the meaning of Rule 144 and will be eligible for sale in the open market after this offering, subject to contractual lock-up provisions with the underwriters and the applicable requirements of Rule 144, Rule 701 or Regulation S under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, our outstanding common shares (excluding the shares sold in this offering) will be available for sale in the public market as follows:

•	no shares will be eligible for sale on the date of this prospectus;

•	shares will be eligible for sale upon the expiration of the lock-up agreements, except as described below, beginning 180 days after the date of this prospectus; and

•	shares will be eligible for sale upon the exercise of registration rights described below.

Lock-up agreements

We, our directors and executive officers, and the selling shareholder have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons and entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not sell, dispose of, hedge or otherwise transfer the economic consequences of ownership of any shares of our shares. At any time and without notice, J.P. Morgan Securities Inc. and Credit Suisse Securities (USA) LLC may, in their sole discretion, release some or all of the securities from the lock-up agreements. In addition, certain transfers and dispositions may be made sooner, provided the transferee becomes bound to the terms of the lock-up. For a further discussion of the lock-up agreements, see “Underwriting.”

Rule 144

In general, under Rule 144 of the Securities Act (as amended effective February 15, 2008), beginning 90 days after the date of this prospectus, an “affiliate,” who has beneficially owned our common shares for a period of at least six months, is entitled to sell within any three-month period a number of shares that does not exceed the greater of either 1% of the then outstanding shares, or approximately 295,590 shares immediately after this offering, or the average weekly trading volume of our shares on the New York Stock Exchange during the four calendar weeks preceding the filing with the Securities and Exchange Commission of a notice on Form 144 with respect to such sale. Such sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior holder other than an affiliate, is entitled to sell such shares without restriction, provided we have been in compliance with our reporting requirements under the Securities Exchange Act of 1934 for the six months following satisfaction of the six-month holding period. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Registration rights agreement

Biwater will have registration rights with respect to our shares. We are not required to file a registration statement under the registration rights agreement prior to the date that is 180 days after consummation of this offering, which corresponds to the lock-up period to which the selling shareholder has agreed. See “Underwriting.”

Demand Registration Rights.  The registration rights agreement provides that after we have completed this offering, we can be required to effect two additional registrations of our shares upon the request of Biwater. We are required to pay the registration expenses in connection with each demand registration. We may decline to honor any of these demand registrations if the size of this offering does not reach a defined threshold or if we effected a registration within the preceding six months. If we furnish to Biwater a board resolution stating that in the good faith judgment of the board it would be significantly disadvantageous to us for a registration to be filed or maintained effective, we will be entitled to withdraw (or decline to file) such registration statement for a period not to exceed 90 days.

Piggyback Registration Rights.  In addition to our obligations with respect to demand registrations, if we propose to register any of our securities, other than a registration (1) relating to equity securities in connection with employee benefit plans, (2) in connection with an acquisition by us of another entity or (3) pursuant to a demand registration, we will give Biwater the right to participate in such registration. Expenses relating to these registrations are required to be paid by us. If a majority of the underwriters selected by us in a piggyback registration advise us that the number of securities offered to the public needs to be reduced, first priority for inclusion in the piggyback registration will be given to us.

Taxation

Taxation in The Netherlands

General

The information set out below is a general summary of the material Dutch tax consequences in connection with the acquisition, ownership and transfer of our common shares. The summary does not purport to be a comprehensive description of all the Dutch tax considerations that may be relevant for a particular holder of the common shares, who may be subject to special tax treatment under any applicable law and this summary is not intended to be applicable in respect of all categories of holders of the common shares. In particular, this summary is not applicable in respect of any holder who is treated as a resident of The Netherlands for Dutch tax purposes.

The summary is based upon the tax laws of The Netherlands as in effect on the date of this prospectus, as well as regulations, rulings and decisions of The Netherlands and its taxing and other authorities available on or before such date and now in effect. All of the foregoing is subject to change, which could apply retroactively and could affect the continuing validity of this summary. As this is a general summary, we recommend that investors or shareholders consult with their own tax advisers as to the Dutch or other tax consequences of the acquisition, ownership and transfer of the common shares, including, in particular, the application to their particular situations of the tax considerations discussed below.

The following summary does not address the tax consequences arising in any jurisdiction other than The Netherlands in connection with the acquisition, ownership and transfer the common shares.

Dividend withholding tax

General

We do not describe the tax consequences for a holder of the common shares who benefits from the participation exemption, as set out in the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969), regarding the dividends received on the common shares.

Dividends paid on the common shares to a holder of such shares are generally subject to a withholding tax of 15% imposed by The Netherlands. The term “dividends” for this purpose includes, but is not limited to:

•	distributions in cash or in kind, deemed and constructive distributions, and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

•	liquidation proceeds, proceeds of redemption of shares or, generally, consideration for the repurchase of shares in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

•	the par value of shares issued to a shareholder or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution to the capital recognized for Dutch dividend withholding tax purposes was made or will be made; and

•	partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), within the meaning of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), unless the general meeting of our shareholders has resolved in advance to make such a repayment and provided that the par value of the shares concerned has been reduced by a corresponding amount by way of an amendment of our Articles of Association.

Generally we are responsible for the withholding of taxes at source; the dividend withholding tax will not be for our account.

Subject to certain exceptions under Dutch domestic law, our company may not be required to transfer to the Dutch tax authorities the full amount of Dutch dividend withholding tax in respect of dividends distributed by our company, if our company has received a profit distribution from a qualifying foreign subsidiary, which distribution is exempt from Dutch corporate income tax and has been subject to a foreign withholding tax of at least 5 percent. The amount that does not have to be transferred to the Dutch tax authorities can generally not exceed the lesser of (i) 3 percent of the dividends distributed by our company and (ii) 3 percent of the profit distributions our company received from qualifying foreign subsidiaries in the calendar year in which our company distributes the dividends (up to the moment of such dividend distribution) and the two previous calendar years; further limitations and conditions apply.

A holder of the common shares, who is the recipient of dividends (the “Recipient”) may not be eligible for a full or partial exemption from, reduction or refund of Dutch dividend withholding tax if it is not considered the beneficial owner of the dividends. This may arise where, as a consequence of a combination of transactions, a person other than the Recipient wholly or partly benefits from the dividends, whereby such person retains, directly or indirectly, an interest in the shares on which the dividends were paid and the person who retains, directly or indirectly, an interest in the shares on which the dividends were paid, is entitled to a credit, reduction or refund of dividend withholding tax that is less than that of the Recipient (“Dividend Stripping”).

Non-resident of The Netherlands (including but not limited to U.S. Shareholders)

With respect to a holder of the common shares, who is not treated as a resident of The Netherlands for purposes of Dutch taxation (a “Non-Resident of The Netherlands”) and who is considered to be a resident of The Netherlands Antilles or Aruba under the provisions of the Tax Convention for the Kingdom of The Netherlands (Belastingregeling voor het Koninkrijk), or who is considered to be a resident of a country other than The Netherlands under the provisions of a double taxation convention The Netherlands has concluded with such country, the following may apply. Such shareholder may, depending on the terms of and subject to compliance with the procedures for claiming benefits under the Tax Convention for the Kingdom of The Netherlands or such double taxation convention, be eligible for a full or partial exemption from or a reduction or refund of Dutch dividend withholding tax. In addition, subject to certain conditions and based on Dutch legislation implementing the Parent Subsidiary Directive (Directive 90/435/EEG, as amended) an exemption from Dutch dividend withholding tax will generally apply to dividends distributed to certain qualifying entities that are resident in another EU member state.

A holder of common shares who is considered to be a resident of the United States (“U.S. Shareholder”) under the 1992 Double Taxation Treaty between the U.S. and The Netherlands, as amended most recently by the Protocol signed March 8, 2004 (the “Treaty”), liable to U.S. income tax and who is entitled to the benefits of the Treaty—pursuant to article 26 of such Treaty—with respect to the income and capital gains in respect of the common shares, will generally be entitled to a reduction in the Dutch withholding tax, either by way of a full or partial exemption at source or by way of a full or partial refund, as follows:

•	if the U.S. Shareholder is an exempt pension trust as described in article 35 of the Treaty, or an exempt organization as described in article 36 of the Treaty, the U.S. Shareholder will be exempt from Dutch dividend withholding tax;

•	if the U.S. Shareholder is a company which holds directly at least 80 percent of the voting power in our company and certain other conditions are met, the U.S. Shareholder will be subject to 0% Dutch dividend withholding tax;

•	if the U.S. Shareholder is a company which holds directly at least 10 percent but less than 80 percent of the voting power in our company and certain other conditions are met, the U.S. Shareholder will be subject to Dutch dividend withholding tax at a rate not exceeding 5%; and

•	in all other cases, the U.S. Shareholder will be subject to Dutch dividend withholding tax at a rate not exceeding 15%.

With respect to portfolio dividends, U.S. Shareholders that are an exempt pension trust or an exempt organization as described in articles 35 and 36, respectively, of the Treaty qualifying for a reduction in the Dutch withholding tax may generally claim (i) in the case of an exempt pension trust full exemption at source by timely filing a completed and signed copy of form IB 95 through the withholding agent as mentioned in article 9 of the Dutch Dividend Withholding Tax Act 1965 or (ii) in the case of either an exempt pension trust or an exempt organization a full refund by filing through the withholding agent as mentioned in article 9 of the Dutch Dividend Withholding Tax Act 1965 a completed and signed copy of one of the following forms within three years after the end of the calendar year in which the withholding tax was levied:

•	if the U.S. Shareholder is an exempt pension trust as described in article 35 of the Treaty: Form IB 96 USA; and

•	if the U.S. Shareholder is an exempt organization as described in article 36 of the Treaty: Form IB 95 USA.

Taxes on income and capital gains

General

The description of taxation set out in this section of this prospectus is not intended for any holder of the common shares, who is:

•	an individual and for whom the income or capital gains derived from the common shares are attributable to employment activities the income from which is taxable in The Netherlands;

•	an individual and who holds, or is deemed to hold a substantial interest in our company (as defined below);

•	an entity that is a resident of The Netherlands and that is not subject to or is exempt, in whole or in part, from Dutch corporate income tax;

•	an entity for which the income or capital gains derived in respect of the common shares are exempt under the participation exemption (as set out in the Dutch Corporate Income Tax Act 1969); or

•	an investment institution (beleggingsinstelling) as defined in the Dutch Corporate Income Tax Act 1969.

Generally a holder of common shares will have a substantial interest in our company (“Substantial Interest”) if he holds, alone or together with his partner, whether directly or indirectly, the ownership of, or certain other rights over, shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire shares, whether or not already issued, that represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares) or the ownership of, or certain other rights over, profit participating certificates that relate to 5% or more of the annual profit and/or to 5% or more of our liquidation proceeds. A holder of the common shares will have a Substantial Interest in our company if certain relatives of that holder or of his partner also have a Substantial Interest in our company. If a holder of common shares does not have a Substantial Interest, a deemed Substantial Interest will be present if (part of) a Substantial Interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

Non-residents of The Netherlands (including, but not limited to, U.S. Shareholders)

A Non-Resident of The Netherlands who holds the common shares is generally not subject to Dutch income or corporate income tax (other than dividend withholding tax described above) on the income and capital gains derived from the common shares, provided that:

•	such Non-Resident of The Netherlands does not derive profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the common shares are attributable or deemed attributable;

•	in the case of a Non-Resident of The Netherlands which is an entity, such entity does not have a Substantial Interest or deemed Substantial Interest in our company, or if such holder does have such Substantial Interest, it forms part of the assets of an enterprise;

•	in the case of a Non-Resident of The Netherlands who is an individual, such individual does not derive income or capital gains from the common shares that are taxable as benefits from “miscellaneous activities” in The Netherlands (resultaat uit overige werkzaamheden in Nederland); and

•	such Non-Resident of The Netherlands is neither entitled to a share in the profits of an enterprise nor co-entitled to the net worth of such enterprise effectively managed in The Netherlands, other than by way of the holding of securities or through an employment contract, to which enterprise the common shares or payments in respect of the common shares are attributable.

Gift, estate or inheritance taxes

Dutch gift, estate or inheritance taxes will not be levied on the transfer of the common shares by way of gift by or on the death of a holder, unless:

•	the holder is or is deemed to be a resident of The Netherlands for the purpose of the relevant provisions; or

•	the transfer is construed as an inheritance or bequest or as a gift made by or on behalf of a person who, at the time of the gift or death, is or is deemed to be a resident of The Netherlands for the purpose of the relevant provisions; or

•	common shares are attributable to an enterprise or part of an enterprise which is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands; or

•	the holder of such common shares is entitled to a share in the profits of an enterprise effectively managed in The Netherlands, other than by way of the holding of securities or through an employment contract, to which enterprise such common shares are attributable.

For purposes of Dutch gift, estate and inheritance tax, an individual who is of Dutch nationality will be deemed to be a resident of The Netherlands if he has been a resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Dutch gift tax, an individual who is not of Dutch nationality will be deemed to be resident of The Netherlands if he has been a resident in The Netherlands at any time during the twelve months preceding the date of the gift.

Value-added tax

There is no Dutch value-added tax payable in respect of payments in consideration for the initial public offering and sale of the common shares.

Other taxes and duties

There is no Dutch registration tax, capital tax, customs duty, stamp duty or any other similar tax or duty other than court fees payable in The Netherlands by a holder of the common shares in respect of or in connection with the execution, delivery and enforcement by legal proceedings (including any foreign judgment in the courts of The Netherlands) of the common shares.

Residence

A holder of the common shares will not become or be deemed to become a resident of The Netherlands solely by reason of holding the common shares.

Taxation in the United States

The following discussion, subject to the limitations and qualifications therein, is the opinion of Squire, Sanders & Dempsey L.L.P. with respect to the material U.S. federal tax consequences of the acquisition, ownership and disposition of our common shares.

This section summarizes the material U.S. federal income tax consequences to beneficial holders of common shares. This summary addresses only the U.S. federal income tax considerations for holders that acquire the common shares at their original issuance and hold the common shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular prospective holder. Each prospective investor should consult a professional tax advisor with respect to the tax consequences of an investment in the common shares. This summary does not address tax considerations applicable to a holder of common shares that may be subject to special tax rules including, without limitation, the following:

•	financial institutions;

•	insurance companies;

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	regulated investment companies;

•	persons that will hold the common shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	persons who hold the common shares through partnerships or other pass-through entities;

•	holders that own (or are deemed to own) 10% or more of the voting shares of the relevant issuer or guarantor; and

•	holders that have a “functional currency” other than the U.S. dollar.

Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a holder of common shares.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations and judicial and administrative interpretations, in each case as in effect and available on the date of this prospectus. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

Each prospective investor should consult its own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of the common shares.

For the purposes of this summary, a “U.S. holder” is a beneficial owner of common shares that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States (including the District of Columbia);

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

If a partnership holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding common shares should consult their tax advisor. A non-U.S. holder is a beneficial owner of common shares that is not a U.S. holder.

U.S. federal income tax consequences to U.S. holders

Distributions.  Subject to the discussion under “Passive Foreign Investment Company Considerations” below, the gross amount of any distribution (including any amounts withheld in respect of Dutch withholding tax) actually or constructively received by a U.S. holder with respect to common shares will be taxable to the U.S. holder as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. The U.S. holder will not be eligible for any dividends received deduction in respect of the dividend otherwise allowable to corporations. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the common shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as capital gain from the sale or exchange of property. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles. If we do not report to a U.S. holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

Under the Code, certain dividends received by individual U.S. holders after December 31, 2002, will generally be subject to a maximum income tax rate of 15% (the prior maximum income tax rate on dividends received by individuals was 35%). This reduced income tax rate is only applicable to dividends paid by “qualified foreign corporations” and only with respect to shares held by a qualified U.S. holder (i.e., an individual) for a minimum holding period (generally, 61 days during the 120-day period beginning 60 days before the ex-dividend date). We should be considered a qualified foreign corporation under the Code. Accordingly, dividends paid by us to individual U.S. holders on shares held for the minimum holding period may be eligible for a reduced income tax rate. Under the Code, as recently amended by new U.S. tax legislation, the reduced tax rate for qualified dividends is scheduled to expire on December 31, 2010, unless further extended by Congress. Each prospective investor should consult its own tax advisor regarding the implications of the new legislation.

The amount of any distribution paid in a currency other than U.S. dollars (a “foreign currency”) including the amount of any withholding tax thereon, will be included in the gross income of a U.S. holder in an amount equal to the U.S. dollar value of the foreign currencies calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the foreign currencies are translated into U.S. dollars. If the foreign currencies are translated into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currencies received in the distribution are not translated into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the foreign currencies equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currencies will be treated as ordinary income or loss.

Dividends received by a U.S. holder with respect to common shares will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. Subject to certain conditions and limitations, and subject to the discussion in the next paragraph, any Dutch income tax withheld on dividends may be deducted from taxable income or credited against a U.S. holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will constitute “passive income.” In the case of some U.S. holders, dividends distributed by us may constitute either (1) “financial services income” or (2) “general category income” (if the dividends are distributed in taxable years of such U.S. holders beginning after December 31, 2006). In certain circumstances, a U.S. holder may be unable to claim foreign tax credits for foreign taxes imposed on a dividend if the U.S. holder (1) has not held the common shares for at least 16 days in the 31-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss; or (2) is obligated to make payments related to the dividends. Under the Code, the amount of the qualified dividend income paid by us to a U.S. holder that is subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the U.S. holder’s U.S. foreign tax credit limitation must be reduced by the “rate differential portion” of such dividend (which, assuming a U.S. holder in the highest income tax bracket, would generally require a reduction of the dividend amount by approximately 57.14%). Each prospective investor should consult its own tax advisor regarding the implication of the new U.S. tax legislation on the calculation of U.S. foreign tax credits.

In general, upon making a distribution to shareholders, we are required to remit all amounts withheld as Dutch dividend withholding tax to Dutch tax authorities and, in such circumstances, the full amount of the taxes so withheld would generally (subject to certain limitations and conditions) be eligible for the U.S. holder’s foreign tax deduction or credit as described above. The Dutch dividend withholding tax may not be creditable against a U.S. holder’s U.S. federal income tax liability, however, to the extent that we are allowed to reduce the amount of dividend withholding tax to be paid to the Dutch tax authorities with respect to dividend distributions out of dividends received from qualifying non-Dutch subsidiaries that have been subject to a foreign withholding tax of at least 5%. The reduction reduces the amount of dividend withholding tax that we are required to pay to the Dutch tax authorities but does not reduce the amount of tax we are required to withhold from dividends paid to U.S. holders. In these circumstances, it is likely that the portion of dividend withholding tax that we are not required to pay to the Dutch tax authorities with respect to dividends distributed to U.S. holders would not qualify as a creditable tax for U.S. foreign tax credit purposes. Investors are urged to consult their tax advisers regarding the general creditability or deductibility of Dutch withholding taxes.

A distribution of additional common shares to U.S. holders with respect to their common shares that is made as part of a pro rata distribution to all shareholders generally will not be subject to U.S. federal income tax unless U.S. holders can elect that the distribution be payable in either additional common shares or cash. We expect that U.S. holders would have this option upon each distribution. Accordingly, a distribution of additional common shares to U.S. holders with respect to their common shares where U.S. holders may elect that distribution be payable in additional common shares or cash will be taxable under the rules described above.

Sale or Other Disposition of Shares.  Subject to the discussion under “Passive Foreign Investment Company Considerations” below, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale or exchange of common shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder’s tax basis for those common shares. This gain or loss will generally be a capital gain or loss and will generally be treated as from sources within the United States. Prospective investors should consult their own tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates that have held the common shares for more than one year) and capital losses (the deductibility of which is subject to limitations).

If a U.S. holder receives foreign currency upon a sale or exchange of common shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such foreign currency is translated into U.S. dollars on the date received by the U.S. holder, the U.S. holder generally should not be required to recognize any gain or loss on such conversion.

When a U.S. holder’s basis in the common shares includes any amount recognized under the passive foreign investment company (PFIC) rules (described below) and the U.S. holder recognizes a loss on the transaction with respect to such amounts that exceeds certain specified thresholds, the U.S. holder may be required to specifically disclose certain information with respect to the transaction on its tax return under recently issued tax disclosure regulations. U.S. holders should consult their own tax advisors as to the applicability of these disclosure regulations.

Redemption of Common Shares.  The redemption of common shares by us should be treated as a sale of the redeemed shares by the U.S. holder (which is taxable as described above under “Sale or Other Disposition of the Common Shares”) or, in certain circumstances, as a distribution to the U.S. holder (which is taxable as described above under “Distributions”).

Passive Foreign Investment Company Considerations.  A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either: (1) at least 75% of its gross income is passive income, or (2) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. In arriving at this calculation, we must also include a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, as determined by the value of such corporation. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions, but excludes any income derived in the active conduct of (1) an insurance business by a corporation which is predominantly engaged in an insurance business or (2) a banking business by an institution licensed to do business as a bank in the United States. Based on our estimated gross income, the average value of our gross assets, and the nature of the active businesses conducted by our “25% or greater” owned subsidiaries, we do not believe that we will be classified as a PFIC in the current taxable year. Our status in any taxable year will depend on our assets and activities in each year and because this is a factual determination made annually at the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were treated as a PFIC in any year during which a U.S. holder owns common shares, certain adverse tax consequences could apply, including an increase in the U.S. federal income tax rate from a maximum income tax rate of 15% to 35% for dividends received by U.S. individual holders if we are a PFIC in our taxable year in which we pay the dividend or the preceding taxable year. Investors should consult their own tax advisors with respect to any PFIC considerations.

Backup Withholding and Information Reporting.  Generally, a “backup” withholding tax of up to 30% and information reporting requirements will apply to dividends paid on our common shares to a non-corporate U.S. holder who fails to provide a correct taxpayer identification number and other information or fails to comply with certain other requirements. The proceeds from a sale of our common shares by a U.S. holder will be subject to U.S. backup withholding tax and information reporting unless the U.S. holder has provided the required certification or has otherwise established an exemption.

A U.S. holder can establish an exemption from the imposition of backup withholding tax by providing a duly completed Internal Revenue Service Form W-9 to its broker or paying agent, reporting its taxpayer’s identification number (which, in the case of an individual, is the individual’s social security number) or by otherwise establishing its corporation or exempt status.

Any amounts withheld under the backup withholding rules from a payment to a U.S. holder will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax, provided that the required information is furnished to the Internal Revenue Service.

Underwriting

We and the selling shareholder are offering the shares described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. is acting as representative of the underwriters. We and the selling shareholder have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling shareholder have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.
Credit Suisse Securities (USA) LLC
Janney Montgomery Scott LLC
HSBC Securities (USA) Inc.

Total	12,000,000

The underwriters are committed to purchase all the shares offered by us and the selling shareholder if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or this offering may be terminated.

The underwriters propose to offer the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us and the selling shareholder that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares offered in this offering.

The underwriters have an option to buy up to 1,800,000 additional shares from the selling shareholder to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share less the amount paid by the underwriters to us per share. The underwriting fee is $      per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-	With over-
	allotment exercise	allotment exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $13 million.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our shares or securities convertible into or exchangeable or exercisable for our shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc., for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers and the selling shareholder have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc. and Credit Suisse Securities (USA) LLC, (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our shares (including, without limitation, shares which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 180-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The underwriters have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, the underwriters would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request, the possible effect on the market for our shares and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our shares have been approved for listing/quotation on the New York Stock Exchange under the symbol “HOO.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling our shares in the open market for the purpose of preventing or retarding a decline in the market price of the shares while this offering is in progress. These stabilizing transactions may include making short sales of the shares, which involves the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and purchasing shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the shares or preventing or retarding a decline in the market price of the shares, and, as a result, the price of the shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our shares. The initial public offering price will be determined by negotiations between us, the selling shareholder and the representatives of the underwriters. In determining the initial public offering price, we, the selling shareholder and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters, the selling shareholder and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares, or that the shares will trade in the public market at or above the initial public offering price.

Each underwriter has represented that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA)) received by it in connection with the issue or sale of any shares in circumstances in which Section 21(1) of the FSMA does not apply to us and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the European Union Prospectus Directive (the EU Prospectus Directive) is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of any shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an ”offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 500,000 common shares, or 3.0% of the total, offered in this prospectus for our directors, officers or employees and others having a significant relationship with us and/or Biwater or any of their affiliates. If purchased by these persons, these shares will be subject to 180-day lock-up restriction. The number of common shares available for sale to the general public will be reduced to the extent these persons purchase the reserved common shares. Any reserved common shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other common shares offered in this prospectus.

Certain of the underwriters and their affiliates may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. HSBC Bank Plc, an affiliate of HSBC Securities (USA) Inc., is the mandated lead arranger and a lender under our $30 million facility agreement. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Expenses of this offering

Our estimated expenses for the issuance and distribution of our shares in this offering are as follows:

Amount to be paid

Registration fee	$14,345
NASD filing fee	36,501
Blue sky fees and expenses	—
New York Stock Exchange listing fees	152,700
Printing and engraving expenses	504,000
Legal fees and expenses	3,830,000
Accounting fees and expenses	8,060,000
Transfer agent’s fees	4,000
Miscellaneous	398,454

Total	$13,000,000

Of the $13.0 million of estimated offering expenses, the amount of $9.7 million has already been paid, half of which is included within other debtors and the other half of which is included within receivables from affiliated companies in our financial statements as at September 30, 2007.

The selling shareholder will be responsible for its share of these expenses based on the number of shares sold by Biwater compared to the total size of this offering.

Legal matters

Legal matters with respect to U.S. federal and New York laws in connection with this offering will be passed upon for us by Squire, Sanders & Dempsey L.L.P. Squire, Sanders & Dempsey L.L.P. represents Biwater in connection with certain legal matters. Michael Wager, one of our director nominees, is of counsel to Squire, Sanders & Dempsey L.L.P. Certain legal matters with respect to Dutch law in connection with the validity of the shares being offered by this prospectus and other legal matters will be passed upon for us by Stibbe New York B.V. P.C. Certain legal matters with respect to U.S. federal and New York laws in connection with this offering will be passed upon for the underwriters by Cravath, Swaine & Moore LLP. Certain legal matters with respect to Dutch laws in connection with this offering will be passed upon for the underwriters by De Brauw Blackstone Westbroek N.V.

Experts

The financial statements as of March 31, 2006 and 2007 and for each of the three years in the period ended March 31, 2007 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The financial statements of Aquas de Panama S.A. as of December 31, 2005 and June 30, 2006 and for the year ended December 31, 2005 and for the six months ended June 30, 2006 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers, S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of PricewaterhouseCoopers Accountants N.V. are located at Thomas R. Malthusstraat 5, P.O. Box 90357, 1006 BJ Amsterdam, The Netherlands. The offices of PricewaterhouseCoopers, S.A. are located at Avenida Samuel Lewis y Calle 55 E, Urbanazacion Obarrio, Panama.

Enforceability of civil liabilities

Cascal N.V. is incorporated under the laws of The Netherlands. All of the members of our board prior to this offering and some of the members of our board after this offering and all of the experts named in this prospectus are residents of, and most of their assets are located in, jurisdictions outside the United States. As a result, it may be difficult for you to serve process on us or these persons within the United States or to enforce against us or these persons in courts in the United States, judgments of these courts predicated upon the civil liability provisions of U.S. securities laws. In addition, it is not clear whether a Dutch court would impose civil liability on us, members of our board or any of the experts named in this prospectus in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in The Netherlands. Dutch law, furthermore, does not recognize a shareholder’s right to bring a derivative action on behalf of a company.

As there is no treaty on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and The Netherlands, courts in The Netherlands will not automatically recognize and enforce a final judgment rendered by a U.S. court. In order to obtain a judgment enforceable in The Netherlands, claimants must litigate the relevant claim again before a Dutch court of competent jurisdiction. Under current practice, however, a Dutch court will recognize a final and conclusive judgment for the payment of money rendered by a U.S. court if the Dutch court finds that:

•	the jurisdiction of the United States court has been based on grounds that are internationally acceptable;

•	the final judgment results from proceedings compatible with Dutch concepts of due process; and

•	the final judgment does not contravene public policy of The Netherlands.

If the Dutch court recognizes the final judgment, that court generally will grant the same judgment without litigating again on the merits.

Where you can find additional information

We have filed with the SEC a registration statement on Form F-1 under the Securities Act of 1933, including relevant exhibits and schedules under the Securities Act with respect to the shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits for further information with respect to us and our shares. Some of these exhibits consist of documents or contracts that are described in this prospectus in summary form. You should read the entire document or contract for the complete terms. You may read and copy the registration statement and its exhibits at the SEC’s Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet web site at www.sec.gov, from which you can electronically access the registration statement and its exhibits. The registration statement and its exhibits are also available for reading and copying at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

After this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers. Because we are a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements or to file quarterly reports on Form 10-Q, among other things. However, we plan to produce quarterly financial reports and furnish them to the SEC not later than the 45th day after the end of each of the first three quarters of our fiscal year (except with respect to the fiscal quarter ended December 31, 2007, the quarterly financial report for which we plan to produce and furnish to the SEC not later than the 45th day after the effectiveness of the registration statement) and to file our annual report on Form 20-F not later than the 90th day after the end of our fiscal year. See “Risk Factors—Our obligations and other undertakings associated with being a public company will require significant resources and management attention” and “Risk factors—Your rights and responsibilities as a shareholder will be governed by Dutch law and will differ in some respects from the rights and responsibilities of shareholders under U.S. law, and your shareholder rights under Dutch law may not be as clearly established as shareholder rights are established under the laws of some U.S. jurisdictions.” In addition, our “insiders” are not subject to the SEC’s rules that prohibit short-swing trading. Our annual consolidated financial statements will be certified by an independent public accounting firm.

We also maintain an Internet web site at www.cascal.co.uk. Information contained in or connected to our web site is not a part of this prospectus.

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholder of Cascal B.V.:

We have audited the accompanying consolidated balance sheets of Cascal B.V. and its subsidiaries as of March 31, 2007 and March 31, 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cascal B.V. and its subsidiaries at March 31, 2007 and March 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in The Netherlands.

As described in notes 1 and 3 to the consolidated financial statements, these financial statements have been prepared for the purposes of an initial public offering and do not represent the Statutory Annual Report & Accounts of the Company as of March 31, 2007 or March 31, 2006 or for any of the periods presented as required under the Dutch Civil Code.

As described in note 3 to the consolidated financial statements, Cascal B.V. adopted the revised requirements of Dutch Accounting Standards Board Guideline 271 “Pension Costs” as of April 1, 2005. The change has been accounted for prospectively from April 1, 2005.

Accounting principles generally accepted in The Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 27.

PricewaterhouseCoopers Accountants N.V.
Amsterdam, The Netherlands
September 27, 2007, except for the effects of the stock split as discussed in Note 29 to the financial statements, as to which the date is January 23, 2008.

/s/  B. Koolstra RA
B. Koolstra RA

Cascal

Consolidated Balance Sheets

		March 31,	March 31,
Amounts expressed in thousands of USD	Notes	2006	2007

Assets
Fixed Assets
Intangible fixed assets	5	13,633	17,146
Tangible fixed assets	6	252,041	334,120
Financial fixed assets	7	32,182	26,381

		297,856	377,647

Current Assets
Stocks and work in progress	8	1,006	2,063
Debtors	9	35,711	76,858
Cash at bank and in hand	10	69,171	28,321

		105,888	107,242

Total Assets	18	403,744	484,889

Shareholders’ Equity & Liabilities
Shareholders’ equity after appropriation of result for the year		119,039	38,552
Minority shareholders’ interest	11	84	10,568

Group Equity		119,123	49,120

Negative goodwill	12	—	1,167
Provisions & deferred revenue	13	108,514	113,268
Long term liabilities	14	146,942	245,069
Current liabilities	15	29,165	76,265

Total Liabilities	18	284,621	435,769

Total Shareholders’ Equity and Liabilities		403,744	484,889

The accompanying notes form an integral part of these consolidated financial statements.

Cascal

Consolidated Statements of Income

Amounts, except share and per		Year ended March 31, 2005			Year ended March 31, 2006			Year ended March 31, 2007
share amounts, expressed in		Continuing	Discontinued		Continuing	Discontinued		Continuing
thousands of USD	Notes	operations	operations	Total	operations	operations	Total	operations	Total

Revenue	18	92,299	18,620	110,919	103,551	7,045	110,596	121,703	121,703

Operating Expenses

Raw and auxiliary materials and other external costs		15,947	2,488	18,435	18,204	1,259	19,463	20,790	20,790

Staff costs	18,19	20,016	2,715	22,731	19,674	1,238	20,912	23,598	23,598

Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	18,20	14,610	1,975	16,585	15,392	674	16,066	17,980	17,980

Loss/(Profit) on disposal of intangible and tangible fixed assets		(957)	(96)	(1,053)	202	(1)	201	(989)	(989)

Other operating charges		18,316	5,795	24,111	20,635	1,833	22,468	23,310	23,310

Incremental offering-related costs		—	—	—	—	—	—	809	809

		67,932	12,877	80,809	74,107	5,003	79,110	85,498	85,498

Operating Profit	18	24,367	5,743	30,110	29,444	2,042	31,486	36,205	36,205

Net Financial Income and Expense

Gain on disposal of subsidiary	21	—	12,762	12,762	—	4,135	4,135	—	—

Exchange rate results		(307)	(114)	(421)	(246)	—	(246)	(6,782)	(6,782)

Interest income	18	1,102	106	1,208	4,281	36	4,317	2,687	2,687

Interest expense	18	(4,961)	(2,812)	(7,773)	(11,139)	(1,356)	(12,495)	(16,397)	(16,397)

		(4,166)	9,942	5,776	(7,104)	2,815	(4,289)	(20,492)	(20,492)

Profit before Taxation		20,201	15,685	35,886	22,340	4,857	27,197	15,713	15,713

Taxation	18,22	(5,861)	(157)	(6,018)	(7,037)	(1,162)	(8,199)	(6,944)	(6,944)

Profit after Taxation		14,340	15,528	29,868	15,303	3,695	18,998	8,769	8,769

Minority Interest	11	(3,972)	(94)	(4,066)	(253)	(125)	(378)	(753)	(753)

Net Profit	18	10,368	15,434	25,802	15,050	3,570	18,620	8,016	8,016

Earnings per share — Basic and Diluted	25	0.47	0.71	1.18	0.69	0.16	0.85	0.37	0.37

Weighted average number of shares — Basic and Diluted	25	21,849,343	21,849,343	21,849,343	21,849,343	21,849,343	21,849,343	21,849,343	21,849,343

The accompanying notes form an integral part of these consolidated financial statements.

Cascal

Consolidated Statements of Changes in
Shareholders’ Equity

The changes in shareholders’ equity are summarized as follows:

	Common Shares
	Issued				Unallocated
	share	Share premium	Currency	Retained	results
Amounts expressed in thousands of USD	capital	account	translation	earnings	for the year	Total

Balance at April 1, 2004	13,323	113,759	5,064	(1,495)	8,110	138,761

Appropriation of prior year’s result	—	—	—	5,709	(5,709)	—
Distributions to shareholders	—	—	—	(6,000)	(18,000)	(24,000)
Net result for the year	—	—	—	—	25,802	25,802
Currency translation	846	(843)	2,687	—	(3)	2,687

Net movement for the year	846	(843)	2,687	(291)	2,090	4,489

Balance at March 31, 2005	14,169	112,916	7,751	(1,786)	10,200	143,250

Cumulative effect of adoption of new accounting principle net of USD 6,988 deferred tax	—	—	—	(16,337)	—	(16,337)

Balance at April 1, 2005	14,169	112,916	7,751	(18,123)	10,200	126,913

Appropriation of prior year’s result	—	—	—	2,090	(2,090)	—
Premium on redemption of preference shares	—	—	—	(25,875)	—	(25,875)
Net result for the year	—	—	—	—	18,620	18,620
Currency translation	(943)	939	(619)	—	4	(619)

Net movement for the year	(943)	939	(619)	(23,785)	16,534	(7,874)

Balance at March 31, 2006	13,226	113,855	7,132	(41,908)	26,734	119,039

Appropriation of prior year’s result	—	—	—	13,003	(13,003)	—
Distributions to shareholders	—	(86,400)	(595)	—	(7,402)	(94,397)
Net result for the year	—	—	—	—	8,016	8,016
Currency translation	1,321	(1,316)	5,894	—	(5)	5,894

Net movement for the year	1,321	(87,716)	5,299	13,003	(12,394)	(80,487)

Balance at March 31, 2007	14,547	26,139	12,431	(28,905)	14,340	38,552

The issued share capital and share premium account balances in the above table reflect the retroactive effect of the recapitalization and stock split as shown in note 29.

The authorized share capital of the Company as at March 31, 2007 amounts to EUR 100,000 (USD 133,156) and consists of 20,000 common shares of EUR 5 (USD 6.66) each. Issued share capital amounts to EUR 41,900 (USD 55,792) and consists of 8,380 common shares with a nominal value of EUR 5 (USD 6.66) each. Following the recapitalization and stock split outlined in note 29, the issued share capital of the Company consisted of 21,849,343 common shares of EUR 0.50 (USD 0.70). Share capital denominated in Euros has been translated into US Dollars using the year end exchange rates set out in note 4 to these financial statements. On June 26, 2006 the Company returned USD 86.4 million of share premium to the shareholders. For distributions per share see note 25 to these consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

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Consolidated Statements of Cash Flows

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2005	2006	2007

Cash Flow from Operating Activities
Net profit	25,802	18,620	8,016
Adjustments for:
Minority interest	4,066	378	753
Taxation	6,018	8,199	6,944
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	16,585	16,066	17,980
Loss/(Profit) on disposal of intangible and tangible fixed assets	(1,053)	201	(989)
Amounts written off long term debtors	2	285	—
Interest income	(1,208)	(4,317)	(2,687)
Interest expense	7,773	12,495	16,397
Exchange rate results	421	246	6,782
Gain on disposal of subsidiary	(12,762)	(4,135)	—
Changes in provisions	2,391	3,972	(1,286)
Changes in stocks and work in progress	187	(45)	(421)
Changes in debtors	(5,255)	(2,297)	(14,331)
Changes in current liabilities	2,979	(12,203)	6,842
Changes in long term debtors	2,153	162	(81)
Interest received	1,203	4,322	1,574
Interest paid	(7,375)	(10,228)	(10,912)
Tax paid	(5,232)	(6,590)	(4,081)

	36,695	25,131	30,500

Cash Flow from Investing Activities
Purchases of intangible fixed assets	—	(9)	(270)
Purchases of tangible fixed assets	(23,890)	(25,377)	(29,108)
Increase/Decrease in restricted cash balances	—	(350)	(1,048)

Total capital expenditure	(23,890)	(25,736)	(30,426)

Proceeds from disposals of intangible fixed assets	10	254	—
Proceeds from disposals of tangible fixed assets	1,980	5,310	1,720

Total proceeds from disposals of fixed assets	1,990	5,564	1,720

Purchase of subsidiaries, net of cash	—	—	(26,692)
Proceeds from disposal of subsidiary, net of cash	15,807	17,703	2,480

	(6,093)	(2,469)	(52,918)

Cash Flow from Financing Activities
Purchase of shares from minority interests	(50)	(587)	—
Redemption of preference shares	—	(44,595)	—
Premium on redemption of preference shares	—	(25,875)	—
New loans	12,706	120,785	70,809
Loans repaid	(10,650)	(40,178)	(6,075)
Changes in bank overdrafts	(1,083)	110	7,400
Distributions made to shareholders	(54,000)	—	(92,612)
Distributions made to preference shareholders	(3,972)	—	—

	(57,049)	9,660	(20,478)

Total Cash Flow	(26,447)	32,322	(42,896)

Exchange and translation differences on cash at bank and in hand	(527)	2,099	2,046

	(26,974)	34,421	(40,850)

Cash at bank and in hand at beginning of period	61,724	34,750	69,171

Cash at bank and in hand at end of period	34,750	69,171	28,321

The accompanying notes form an integral part of these consolidated financial statements.

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Notes to the Consolidated Financial Statements

1—General

Activities

The activities of Cascal B.V. (the “Company”), its subsidiaries and joint ventures (together, the “Group”) involve the provision of high quality water and wastewater services to customers in eight countries. These services are provided under long term contracts or licenses that typically give the Group the exclusive right to provide its services within a defined geographical area. The Group’s most significant geographical area of operations is the United Kingdom.

Group structure

Prior to June 26, 2006, the Company was a joint venture between Biwater B.V., incorporated in The Netherlands, and n.v. Nuon, incorporated in The Netherlands. On June 26, 2006, Biwater Plc acquired n.v. Nuon’s 50 per cent share in the Company. Accordingly, from June 26, 2006 the Company has been a wholly-owned subsidiary of Biwater B.V.

Functional and reporting currency

The functional currency of each subsidiary and joint venture is generally the currency of the country in which it operates. However management also considers cash flow indicators, sales price indicators, sales market indicators, expense indicators, financing indicators and inter-company transactions and arrangement indicators in assessing the functional currency of its operations. As a result of this assessment, the Company’s functional currency is the US Dollar (“USD”) and given the international nature of the Group’s operations, the directors have chosen the USD as the Group’s reporting currency.

Basis of presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in The Netherlands (Dutch GAAP). They do not represent the Statutory Annual Report & Accounts of the Company as of March 31, 2007 or for any of the periods presented (See note 3.)

Certain amounts have been reclassified within the comparative periods so as to be consistent with the current period’s presentation.

Basis of consolidation

The consolidated financial statements of the Company include those companies, referred to as subsidiaries, in which it, directly or indirectly, has an interest of more than 50% of the voting rights and can exercise control, or subsidiaries whose financial and operating activities it can otherwise control. Subsidiaries’ assets, liabilities and results are consolidated in full. Minority interests in Group equity and Group profit are disclosed separately.

Participating interests in joint ventures are accounted for by proportional consolidation. The Group combines its share of the joint ventures’ individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the consolidated financial statements. An entity qualifies as a joint venture if its participants jointly exercise control under a collaborative agreement.

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Inter-company transactions, profits and balances between Group companies are eliminated in full for subsidiaries and proportionally in the case of joint ventures.

The consolidated financial statements are based upon a March 31 fiscal year end. Certain of the subsidiary and joint venture companies, for local statutory and regulatory reasons, have an annual reporting date of December 31. Each year the directors consider whether transactions recorded by these entities during the three months ended March 31 could cause a material distortion of the Group’s financial position or results of operations. Whenever this possibility exists adjustments are made to the consolidated financial statements in order to correct the distortion that would otherwise be present. At March 31, 2006 adjustments were made in respect of the disposal of assets located at Calama, Chile within Aguas de Quetena S.A., which took place effective January 2, 2006.

The consolidated financial statements comprise Cascal B.V. together with the following subsidiary companies and participating interests in joint ventures:

		Proportion of issued
Company	Domicile	capital held

BWH Investments BV	The Netherlands	100%
BWH Holdings (South Africa) BV	The Netherlands	100%
Cascal Investment Limited (formerly Biwater Supply Limited)	United Kingdom	100%	(1)
Cascal Services Ltd	United Kingdom	100%
BWS Finance Ltd	United Kingdom	100%
Biwater Capital Plc	United Kingdom	100%
Bournemouth & West Hampshire Holdings Ltd	United Kingdom	100%
Bournemouth & West Hampshire Water Plc	United Kingdom	100%
Bournemouth Water Plc	United Kingdom	99%	(2)
West Hampshire Water Ltd	United Kingdom	99%	(3)
Bournemouth Water Ltd	United Kingdom	100%
West Hampshire Water Ltd	United Kingdom	100%
Aqua Enterprises Limited	United Kingdom	100%
Mill Stream Insurance Limited	United Kingdom	100%
Pre-Heat Limited	United Kingdom	100%	(4)
Cascal (Chile) S.A.	Chile	100%	(5)
Aguas Santiago S.A.	Chile	100%	(5)
Servicios y Construcciones Biwater S.A.	Chile	100%	(5)
Inversiones Libardon S.A.	Chile	100%	(5)
Aguas Chacabuco S.A.	Chile	100%	(5)
Aguas de Quetena S.A.	Chile	100%	(5)
Bayesa S.A.	Chile	100%	(5)
Cascal BV (Chile) Limitada	Chile	100%	(5)(6)
Inversiones Cascal S.A.	Chile	100%	(5)
Inversiones Aguas del Sur Limitada	Chile	100%	(5)
Aguas de la Portada S.A.	Chile	100%	(5)(6)
Belize Water Services Ltd	Belize	83%	(7)

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		Proportion of issued
Company	Domicile	capital held

Compania Tratadora de Aguas Negros de Puerto Vallarta S.A. de C.V.	Mexico	100%	(5)(8)
Biwater Mexicana S.A. de C.V.	Mexico	100%	(5)(8)
Biwater de Mexico S.A. de C.V.	Mexico	100%	(5)(8)
Biwater Ingeniera y Proyectos S.A. de C.V.	Mexico	100%	(5)
Agua Mexicana y Operaciones S.A. de C.V.	Mexico	100%	(5)
Cascal Operations (Pty) Limited	South Africa	100%
The Greater Nelspruit Utility Company (Pty) Ltd	South Africa	90%	(10)
P.T. Adhya Tirta Batam	Indonesia	50%	(5)(9)
P.T. Adhya Tirta Sriwijaya	Indonesia	40%	(5)(9)
Subic Water & Sewerage Company Inc.	Philippines	30%	(9)
Aguas de Panama, S.A.	Panama	100%	(1)
The China Water Company Limited	Cayman Islands	87%	(11)
The China Water Company (Xinmin) Limited	British Virgin Islands	87%	(11)(12)
The China Water Company (Yanjiao) Limited	British Virgin Islands	87%	(11)(12)
The China Water Company (Qitaihe) Limited	British Virgin Islands	87%	(11)(12)
The China Water Company (Fuzhou) Limited	British Virgin Islands	87%	(11)(12)
The China Water Company (Mauritius) Limited	Mauritius	87%	(11)(12)
CWC Water Management Company Limited	British Virgin Islands	87%	(11)(12)
Fuzhou CWC Water Company Limited	People’s Republic of China	62.64%	(11)(13)
(Shenyang) Xinmin CWC Water Company Limited	People’s Republic of China	79.09%	(11)(14)
Sanhe Yanjiao CWC Water Company Limited	People’s Republic of China	82.08%	(11)(15)
Qitaihe CWC Water Company Limited	People’s Republic of China	79.09%	(11)(16)

(1)	Acquired on June 30, 2006.

(2)	Company changed name to Alderney Water Plc in January 2006 and was dissolved in February 2006.

(3)	Company changed name to Knapp Mill Water Plc in January 2006 and was dissolved in February 2006.

(4)	Acquired on February 1, 2007.

(5)	Indicates a December 31 reporting date has been used for consolidation into the Group’s March 31 results, and hence the results of these companies are incorporated with a three-month lag.

(6)	Companies were dissolved in November 2004.

(7)	Interests were divested in October 2005.

(8)	Interests were divested in October 2004.

(9)	Jointly controlled entities, reported in these financial statements under the proportional consolidation method.

(10)	Includes a 42% interest owned by Cascal Operations (Pty) Limited.

(11)	Acquired on November 15, 2006.

(12)	100% of issued capital held by The China Water Company Limited.

(13)	72% of issued capital held by The China Water Company (Fuzhou) Limited.

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(14)	90.91% of issued capital held by The China Water Company (Xinmin) Limited.

(15)	94.34% of issued capital held by The China Water Company (Yanjiao) Limited.

(16)	90.91% of issued capital held by The China Water Company (Qitaihe) Limited.

Acquisition and divestment of Group companies

The results and separately identifiable assets and liabilities of acquired companies are consolidated from the date that a controlling interest is established.

Group companies continue to be consolidated up to the date of disposal, which is the date when the Group’s controlling interest is relinquished.

Purchases of a business from a third party are treated as business combinations, and accounted for at fair value. The fair value of the separable tangible and intangible assets acquired, less the fair value of liabilities acquired, is compared with the fair value of the consideration given, and any excess of consideration over and above the fair value of net assets acquired is accounted for in local currency as goodwill, which is included in intangible fixed assets and is then amortized over its useful economic life, up to a maximum of 20 years.

Common control transactions are recorded at predecessor cost, reflecting the transferor’s carrying amount of the assets and liabilities transferred.

Cash flow statement

The cash flow statement has been prepared using the indirect method. Cash at bank and in hand is comprised of cash at banks and in hand together with deposits with an original maturity of three months or less.

Cash flows reported in foreign currencies have been translated at the average exchange rate for the relevant year. Differences due to movements in exchange rates between the average rate and the closing rate for each period, and between the closing rates for the current and preceding period, are shown separately in the cash flow statement.

Receipts and payments of interest and corporate income tax are included in the cash flow from operating activities. Dividends paid to shareholders and minority interests are included in the cash flow from financing activities.

Investments or divestments of Group companies are recognized at acquisition cost or disposal proceeds, less cash and cash equivalents in the acquired or divested company at the date of the transaction.

Restricted cash is cash subject to restrictions by agreement with the Group’s banks, both in accordance with the operation of the Group’s borrowing facilities and to collateralize bonds and other guarantees given on behalf of the Group. In the cash flow statement such cash inflows or outflows are recorded within investing activities.

2—Accounting policies

Use of estimates

The preparation of financial statements requires the directors to exercise judgment and make estimates in determining the amounts to be reported in respect of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such judgments and estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be

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reasonable under the circumstances. Due to the inherent uncertainty involved in making these judgments and estimates, subsequent outcomes could differ from the reported amounts derived from them.

Revenue recognition

For water and wastewater customers with water meters, the amount of the receivable billed depends upon the volume supplied, including an estimate of the sales value of units supplied between the date of the last meter reading and the end of the fiscal period. Meters are read on a cyclical basis and the Company recognizes revenue for unbilled amounts based on estimated usage from the last billing through to the end of the fiscal period. The estimated usage is based on historical data, judgment and assumptions; actual results could differ from these estimates, which would result in revenue being adjusted in the period that the revision to the estimates is determined. For customers who do not have a meter, the amount of the receivable billed depends upon the rateable value of the property, as assessed by an independent rating officer.

Revenue received in advance of performance is recognized as deferred revenue. When performance occurs, the deferred revenue is released and simultaneously reported as revenue. This situation primarily arises in the United Kingdom, where approximately 60% of the billing for domestic customers is based on property values and billed periodically throughout the year.

Bad debts

At each balance sheet date, the Company evaluates the collectability of trade receivables and records provisions for doubtful receivables based on experience. These provisions are based on, among other things, comparisons of the relative age of accounts and consideration of actual write-off history. The actual level of receivables collected may differ from the estimated levels of recovery, which could affect the Company’s results of operations positively or negatively.

Long lived assets

Due to the long lives of such assets, changes to their estimated useful lives can result in significant variations in the carrying value.

The Company critically assesses the impairment of fixed assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Under Dutch GAAP, all intangible fixed assets having a useful life of more than 20 years are tested annually for impairment. Important factors that could trigger an impairment review for those assets not subject to annual testing include the following:

•	significant underperformance relative to historical or projected future results of operations;

•	significant changes in the manner of the use of the acquired assets or the strategy for the overall business; and

•	significant negative industry or economic trends.

The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent in the application of the Company’s fixed asset accounting estimates affect the amounts reported in the financial statements, especially the Company’s estimates of the expected useful economic

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lives and the carrying values of those assets. If the business conditions were different, or if different assumptions were used in the application of this and other accounting estimates, it is likely that materially different amounts would be reported in the Company’s financial statements.

Pensions

The Company reviews its actuarial assumptions on an annual basis and makes modifications to them when it is appropriate to do so. While management believes that the actuarial assumptions are appropriate, any significant changes to those used in connection with the U.K. plan could materially affect both the balance sheet and statement of income and result in an increase in the statement of income charge in relation to pensions in future years, and as a consequence affect the asset or liability reflected on the balance sheet.

Deferred tax

The Company is required to make a judgment as to the value of any deferred tax assets to be recognized for loss carry-forwards. Deferred tax assets amounting to USD 19.0 million have been recognized on the balance sheet as of March 31, 2007. The deferred tax assets in respect of tax losses are regarded as more likely than not to be recoverable against future forecast taxable profits.

Revenue recognition

The Group’s services consist of the provision of water and wastewater treatment.

Revenue comprises the value of the water supplied and other services performed. Revenue is reported net of value added tax and foreign sales tax and after elimination of inter-company sales.

Revenue is recognized in the period in which the water is supplied or the services are rendered. In order to satisfy this requirement the following criteria must be met:

•	It is probable that the economic benefits of the transaction will flow to the subsidiary or joint venture concerned; and

•	The revenue can be measured reliably; and

•	Where applicable, the costs (both incurred to date and expected future costs) can be identified and can be measured reliably.

For variable billing arrangements that depend on the volume supplied or processed, revenue is recognized by reference to the actual supply or processing carried out. Approximately 75%, by value, of the Group’s customers are charged for their water and/or wastewater based on a measured volume. The remainder are charged based on an assumed volume that is derived from the rateable value of their properties. Revenue includes an estimate of the sales value of water and/or wastewater services supplied to the customers between the date of the last volume reading and the period end, based on the agreed rate arrangement and historical usage patterns.

In concession areas and long-term contracts where the collection of receivables is not reasonably probable, revenue is not recognized until such time as the customer pays for the services received.

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For arrangements involving a fixed annual or periodic payment from the customer that is not dependent upon the volume of water supplied or treated, revenue is recognized on a straight line basis over the term of the related arrangement.

Revenue arising from transactions involving an exchange of non-monetary assets is recorded in the statement of income based on the fair value of the non-monetary asset that the Group has surrendered.

Grants, contributions and service connection fees receivable in respect of infrastructure assets relating to either: (i) a specific extension to the supply network, usually associated with a development of new commercial or residential property for which the subsidiary or joint venture has assumed, or will assume, an obligation to provide water and/or wastewater services; or (ii) a more general expansion of overall network capacity in light of extensions made, or being made, thereto are accounted for at fair value as deferred revenue, which amount is then credited to revenue in the statement of income on a straight line basis over a period that will match them with the costs they are intended to compensate, such period being equal to the shorter of the estimated useful economic lives of the related infrastructure assets or the remaining term of the related customer arrangement.

Revenue is recognized by the Group’s unregulated contracting business in the United Kingdom based on the application of schedules of rates to the number of installations certified as complete.

General principles of valuation

Assets and liabilities are stated at the amounts at which they were acquired or incurred, or fair value if lower.

Tangible fixed assets

Tangible fixed assets are stated at cost, including directly attributable expenses, less depreciation charged on a straight line basis over their estimated useful economic lives. Directly attributable expenses include the following categories: employment costs incurred in implementing capital works projects, asset commissioning and installation costs and interest charged during the assets’ construction phase.

Other than freehold land, tangible fixed assets are depreciated in order to allocate their cost, less their residual values, on a straight line basis over a period equal to the shorter of their estimated useful economic life, or the remaining term of the concession or contract in which they are used. Most of the Group’s tangible fixed assets have no residual value. The estimated useful economic lives over which the assets used in the Group’s business are being depreciated are as follows:

Infrastructure—8 to 100 years

Land and buildings—10 to 75 years

Plant and equipment—4 to 40 years

Fixtures and fittings—3 to 7 years

The remaining useful economic lives of assets acquired in business combinations are assessed at the acquisition date.

For its existing water infrastructure assets, the Group operates a policy of continuous replacement and renewal, and undertakes periodic reassessments of the condition and remaining lives of its networks,

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based on which the directors may revise their estimate of the allocation periods used for financial reporting purposes.

Assets in the course of construction are included at cost, including directly attributable costs, within the asset category to which they relate. Depreciation will commence when the asset is brought into service.

Assets financed in whole, or in part, by contributions from third parties such as land and property developers are included at their fair value. The related contributions to cost are included in deferred revenue and subsequently amortized on a straight line basis over the shorter of the estimated useful economic life of the asset concerned, or the remaining term of the related water/wastewater contract or concession, commencing from the period when the asset is brought into use.

At the balance sheet date, the Group undertakes an annual reassessment of whether there are any indications that a tangible fixed asset, or group of assets, could be subject to impairment. If there are such indications, the recoverable amount of the asset concerned is estimated. If this is not possible, the recoverable amount of the cash-generating unit to which the asset belongs is identified. An asset is subject to an impairment provision if its book value is higher than its recoverable amount; the recoverable amount is the higher of the net realizable value through sale, or the value to the business from continued use. The net realizable value is determined by reference to current conditions in an active market. The value to the business from continued use is determined by using a discounted expected cash flow model.

An impairment provision, calculated as the difference between book value and the recoverable amount, is recognized as an expense.

Reversals of impairments are accounted for in a similar manner to the initial impairment. If it is established that a previously recognized impairment no longer applies or has declined, the increased carrying amount of the asset in question is not set higher than the carrying amount that would have been determined had no asset impairment been recognized.

Where there is a legal obligation on the Group to remove or retire an asset, the present value of the expected costs of disposal are recorded as part of the cost of the asset, together with the recognition of the future liability. The costs are included in the periodic depreciation charge for the asset, based on its useful economic life. At March 31, 2006 and 2007 the Group had no material legal or contractual obligations of this type.

Intangible fixed assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary or joint venture at the date of acquisition. Goodwill is initially recorded at cost and then subsequently amortized on a straight line basis over its estimated useful economic life up to a maximum of 20 years. The useful economic life is greater than 5 years as the businesses acquired are operating longer term contracts and concessions.

Where the cost of an acquisition is lower than the net amount of the fair value of the Group’s share of identifiable assets acquired, the difference (i.e. negative goodwill) is separately reported on the face of the consolidated balance sheet. Negative goodwill is initially recorded at cost and then subsequently amortized over the estimated useful economic life of the relevant non-current non-monetary assets to which it relates.

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Other intangible assets

Within other intangible assets there are customer contracts and concession agreements recorded at fair value and amortized over the useful economic life of those agreements. The useful economic lives of those contracts and agreements range from 4-22 years.

Water rights

Water rights are capitalized at an amount equal to their historical cost and are subsequently amortized over their estimated useful economic lives. Notwithstanding that a majority of the Group’s water rights are perpetual, the directors have assessed their useful economic lives for amortization purposes as being 30 years by reference to the lives of the tangible assets through which the water is distributed. Water rights are subject to an annual impairment review.

The process for determining whether an impairment charge should be recorded in respect of the Group’s goodwill and water rights is similar to that used for tangible fixed assets and involves an independent appraisal of the water rights’ net realizable value.

Financial fixed assets

Amounts receivable, including promissory notes, included in financial fixed assets are recorded at fair value, less provisions where appropriate.

Other long term financial fixed assets are reported at the lower of cost or net realizable value.

Stocks and work in progress

Stocks for own use and resale

Raw materials and consumables are carried at the lower of cost, using the FIFO (’first in, first out’) method, or net realizable value if lower. Net realizable value represents the estimated selling price less directly attributable selling expenses.

Work in progress

Work in progress is valued at production cost, being direct cost of materials and labor, directly attributable work contracted out and other external expenses together with an allocation of indirect fixed and variable overhead costs attributable to the production process.

Debtors

Trade debtors are included in the financial statements at the fair value of the amount receivable, usually the face value. A provision is made for doubtful debts based on the aging of the balances due, with increased provisions being recorded as the uncollected balance becomes older. When the amount provided is then subsequently collected, the related provision is released. If the amount provided proves to be uncollectible, the receivable and the related provision are both written off. No provision is made where the overdue debt is being recovered under a payment plan and the customer is complying with the terms of that plan.

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Cash at bank and in hand

Cash at bank and in hand is comprised of cash at banks and in hand together with deposits with an original maturity of three months or less. Bank overdrafts are shown within current liabilities. Restricted cash, which is cash subject to restrictions by agreement with the Group’s lenders, is deducted from cash at bank and in hand and is included in either financial fixed assets or debtors depending on the terms and length of restriction.

Minority interests

Minority interests as a component of Group equity are presented at the amount of the minorities’ net investment in the Group companies concerned. If the relevant Group company has a negative net equity value, this negative amount is not allocated to the minority interests, unless those minority shareholders are obligated to contribute their proportional share of the deficit and have the means to do so. Otherwise, only after the net equity value of the Group company once more becomes positive will its results be recognized in minority interests.

Minority interests also includes preference shares issued to third parties by Group companies.

Shareholders’ equity

Specific incremental costs directly attributable to the purchase, sale and/or issue of new shares are charged against the gross proceeds of the offering, net of relevant corporate income tax effects. However, incremental management salaries or other incremental general and administrative or recurring expenses are not allocated as costs of the offering and expensed as incurred. Deferred share issue costs that are incurred prior to the raising of additional equity are included in prepayments.

Provisions

Provisions are made for legally enforceable or constructive obligations that exist at the balance sheet date, the settlements of which are likely to require an outflow of resources, the extent of which can be reliably estimated.

Provisions are measured at nominal value based on the directors’ best estimate of the amounts required to settle the obligations as at the balance sheet date.

Insurance

Certain of the Group’s insurance is handled by its captive insurance company, Mill Stream Insurance Limited. It accounts for all insurance business on an annual basis and the net consolidated result is dealt with as part of operating expenses in these financial statements. Insurance premiums in respect of risks not retained by the Group’s captive insurance company are charged to the statement of income in the period to which they relate.

Pension costs

The Group operates both defined benefit and defined contribution pension plans. Contributions made to the defined contribution plans are treated as an expense in the year to which the contributions relate. Payments in advance or arrears are shown as a prepayment or an accrual.

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The defined benefit plans provide pension benefits to employees or former employees upon reaching retirement age, the amount of which depends on age, compensation and years of service.

Prior to the adoption of Dutch Accounting Standards Board Guideline 271 on April 1, 2005, pension contributions payable for all pension plans were recognized as charges in the statement of income after taking account of unrecognized prior service costs.

The pension provision carried in the balance sheet at March 31, 2007 is the present value of pension benefit obligations under the defined benefit plans, net of the fair value of the plans’ assets against which unrecognized actuarial gains and losses and unrecognized past service costs are set. The pension provision is measured annually by independent actuaries using the actuarial method known as the “Projected Unit Credit” method. The present value of the obligation is computed by discounting estimated future cash flows, using interest rates available from high quality corporate bonds having a term consistent with the term of the related pension obligation.

Actuarial gains and losses, arising from changes in actuarial assumptions, exceeding ten percent of the higher of pension benefit obligations and the fair value of plan assets at the beginning of the financial year are credited or charged to the statement of income over the expected average remaining service lives of the employees concerned. Actuarial gains and losses within this ten percent corridor are not recognized, as they are regarded as falling within the level of normal variations expected in the assets and liabilities of a pension plan.

Unrecognized past service costs are taken directly to the statement of income unless the changes in the pension plan depend on the employees affected remaining in service for a specific period (the qualifying period). In that case, the past service costs are recognized on a straight line basis over the qualifying period.

With effect from April 1, 2005 the Group has accounted for its pension plans in line with the provisions of Dutch Accounting Standards Board Guideline 271. For defined benefit plans this new guidance requires recognition in the balance sheet, as at the date of adoption, of the discounted value of the pension benefits under the defined benefit plan net of the fair value of plan assets and taking account of past service costs attributable to future financial years.

Insofar as the resulting benefit obligation exceeds the obligation based on the accounting policy applied prior to April 1, 2005, the excess has been charged to equity, taking account of the relevant tax effects.

Income taxes

The Group tax charge includes both current and deferred taxes.

Current tax is calculated based on the taxable profit in each period.

Changes in deferred tax assets/liabilities are also accounted for as part of the overall charge to taxation.

Deferred tax assets and liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

Deferred tax assets and liabilities are calculated based on the ruling tax rates as at the year end date or future applicable rates, insofar as these are already decreed by law or substantially enacted.

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Deferred tax assets, including those arising from losses carried forward, are recorded to the extent that it is probable that future taxable profits will be available to offset the losses.

Deferred tax is provided on temporary differences arising on investments in subsidiaries and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax liabilities are reported within provisions and deferred revenue and deferred tax assets are reported, net of provisions, as financial fixed assets. Deferred tax assets and liabilities are reported at nominal value.

Long term borrowings

Long term borrowings are recorded at the amount received adjusted for any premium or discount, and net transaction costs. The transaction costs are those expenses directly incurred in raising the finance. The difference between the carrying value and the ultimate redemption value, together with the interest payable, is recognized as the effective interest cost in the statement of income over the term of the borrowing.

Interest on borrowings is capitalized to the extent it relates to finance required while an asset is in the course of construction. The interest to be capitalized is calculated based on the interest payable on loans specifically taken out to finance the construction phase, and on the weighted average interest rates applying to loans outstanding, though not specifically arranged for the purpose of the asset’s construction, in proportion to the asset’s cost and period of construction.

Accounting for leases

Finance leases

Where the Group leases certain tangible fixed assets and has substantially assumed the risks and rewards of ownership of these assets, the lease is accounted for as a finance (or capital) lease. At inception of the lease contract, the assets are capitalized in the balance sheet at their fair values, or the present value of the guaranteed minimum lease payments, if lower. Lease payments are split on an annuity basis between capital redemption and interest, based on the marginal cost of borrowing of the Group company that leases the asset. The lease obligations, excluding the interest element, are reported as long term liabilities, except for the amount due within 12 months of the balance sheet date, which is reported in current liabilities. The interest component of the lease payment is charged to the statement of income. Leased assets are depreciated over their remaining useful economic lives or the lease term, if shorter.

Operating leases

Lease contracts that do not substantially transfer the risks and rewards of ownership of the assets to the Group are classified as operating leases. Payments due under operating leases, including scheduled rent increases, but net of any reimbursements received from the lessor, are recognized on a straight line basis in the statement of income over the term of the contract, including any rent-free period. Rentals that are contingent on some future event or index are recognized when their payment becomes probable.

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Derivative financial instruments and hedging

The Group may, from time to time, enter into certain derivative financial instruments. The Group has not designated any of these as hedging instruments. Instruments that are designated as derivatives will be recognized in the balance sheet at fair value. Fair value is the amount at which the derivative could be settled between a willing buyer and seller in an arm’s length transaction. In general, changes in the fair values of derivatives that are effective as hedges are matched in either the statement of income or shareholders’ equity with the changes in the underlying asset or liability or cash flows that are attributable to the hedged risk. Changes in the fair value of derivatives that are not effective as hedges are recognized directly in the statement of income. At March 31, 2007 the Group had no such derivative contracts outstanding.

Contract acquisition costs

The costs of bidding for contracts or concessions are expensed as incurred in the statement of income.

Staff costs

Regular payments

Salaries, wages and social security costs are charged to the statement of income when due, and in accordance with employment contracts and obligations.

End of contract costs

Costs for making staff redundant at the end of fixed duration contracts or concessions are accrued over the life of the contract, based on an estimate of the ages, length of service and salaries of the staff affected at the date that the contract or concession is due to come to an end.

Share issue costs

Expenses directly related to the purchase, sale and/or issue of new shares are charged directly to shareholders’ equity, net of relevant corporate income tax effects. Share issue costs incurred prior to the raising of additional equity are deferred and included in prepayments.

Foreign currency translation

Transactions, receivables and payables

Transactions denominated in foreign currencies during the reporting period are recognized in the financial statements at the exchange rate ruling at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the balance sheet date.

Exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results in the statement of income.

Translation differences related to long term intra-Group loans that are not repayable in the foreseeable future are treated as giving rise to an increase or decrease in net investments in foreign operations, and are recorded in equity as a component of the non-distributable reserve for translation differences.

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Exchange rate differences arising on foreign currency borrowings by the Group that are entered into to finance the net investment in a foreign participation are also recognized in the non-distributable translation differences reserve insofar as such loans effectively hedge the exchange rate exposure on that net investment.

Group companies

The assets and liabilities of operations included in the consolidated financial statements in foreign currencies are translated at the rate of exchange prevailing at the balance sheet date. Income and expenses are translated at the average rate for the year. The resulting translation differences are taken to the non-distributable translation differences reserve within shareholders’ equity.

Discontinued operations

A Group company or its operations is categorized as a discontinued operation when the following criteria are satisfied:

•	It is being disposed of substantially in its entirety, such as by way of single sale transaction; or

•	It is being disposed of piecemeal, such as by selling off its assets and settling its liabilities individually; or

•	It is being terminated through abandonment.

In addition, it must represent a separate major line of business or geographical area of operations and be capable of being distinguished from the rest of the Group both operationally and for financial reporting purposes. Categorization as a discontinued operation occurs at the earlier of the date that a binding sale agreement is entered into or the entity’s management has both approved a detailed, formal plan and made an announcement of the plan.

Note 21 to these financial statements includes the disclosures required under Dutch GAAP relating to discontinued operations in the year ended March 31, 2006.

In addition, the Company has retrospectively presented in the statement of income the results of continuing and discontinued operations relating to the disposal of Belize Water Services Limited, Biwater de Mexico S.A., Compania Tratadora de Aguas Negras de Puerto Vallarta S.A. de C.V., and Biwater Mexicana S.A. de C.V.

Recent accounting pronouncements

Dutch GAAP:

In November 2005, the Dutch Accounting Standards Board issued the 2005 edition of the Guidelines for Annual Reporting. All relevant changes to the guidelines have been incorporated in the Company’s accounting policies for the year ended March 31, 2007.

In September 2006, the Dutch Accounting Standards Board issued the 2006 edition of the Guidelines for Annual Reporting. The following important changes have been made to the guidelines and became

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mandatory for the Company’s financial year ending March 31, 2008, the effects of which on the Company’s accounting policies have been considered by the directors:

Tangible fixed assets — The new guidance is based on IAS 16 Property Plant and Equipment 2003 (RJ 212);

Inventories — More clear criteria for capitalization of costs and expenses (RJ 220); and

Leasing — Additional guidance has been provided on the question of whether a contract includes a lease contract, and whether land and buildings need to be classified separately. Additional disclosure requirements have also been provided (RJ 292).

These guidelines have become mandatory for the Company’s financial year ending March 31, 2008.

In addition, new draft guidelines on various topics have been issued. These guidelines will not become mandatory before the Company’s financial year ending March 31, 2009. The Company will not apply these guidelines before that date. The Company is currently investigating possible effects of the new proposed guidelines on its financial reporting.

3—Statutory Annual Report & Accounts

When preparing the comparative periods’ financial statements the directors implemented certain changes in accounting policies and other amendments to the historical Statutory Annual Report & Accounts of the Company for those years. Such changes have been reflected in these financial statements in the comparative periods to which they relate as the directors believe that this provides a basis for comparison of the results of operation and financial position of the Company. This treatment is distinct from the Statutory Annual Report & Accounts of the Company where all such changes have been reflected in the year ended March 31, 2006 as required for Dutch statutory reporting purposes. Therefore, the differences between the Company’s Statutory Annual Report & Accounts and the financial statements for the comparative periods presented result only from the timing of when the above-mentioned changes are reflected. Consistent with the treatment in the Statutory Annual Report & Accounts for the year ended March 31, 2006, and in accordance with the provisions of Guideline 271 on Employee Benefits issued by the Dutch Accounting Standards Board, the Group changed its accounting policy for pension obligations with effect from April 1, 2005. (See note 13.) There are no differences in the consolidated financial position at March 31, 2007 or in the net result for the year ended March 31, 2007 between these financial statements and the Statutory Annual Report and Accounts.

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4—Exchange rates

The following table provides the year end and average exchange rates for the currencies as included in the table against one US Dollar.

		Average		Average		Average
	As at	year ended	As at	year ended	As at	year ended
	March 31,	March 31,	March 31,	March 31,	March 31,	March 31
	2005	2005	2006	2006	2007	2007

Euro	0.771	0.794	0.826	0.821	0.751	0.779
British Pound	0.531	0.541	0.575	0.561	0.510	0.529
Chilean Peso	586.450	607.156	527.700	547.518	539.370	534.488
Mexican Peso	11.182	11.300	10.825	10.713	10.928	10.953
South African Rand	6.247	6.228	6.197	6.404	7.286	7.022
Indonesian Rupiah	9,480.000	9,160.077	9,045.000	9,702.462	9,118.000	9,102.769
Philippine Peso	54.754	55.618	51.025	54.025	48.070	50.246
Belizian Dollar	2.000	2.000	2.000	2.000	n/a	n/a
Chinese Yuan	n/a	n/a	n/a	n/a	7.734	7.897

5—Intangible fixed assets

Amounts expressed in thousands of USD	Goodwill	Water rights	Other	Total

Net book value at March 31, 2005
At cost	2,709	13,705	7,023	23,437
Accumulated amortization	(1,491)	(2,934)	(1,664)	(6,089)

	1,218	10,771	5,359	17,348

Changes during the year:
Additions	—	—	9	9
Disposals	—	(254)	—	(254)
Disposal of subsidiary	—	—	(3,916)	(3,916)
Amortization	(243)	(454)	(118)	(815)
Other changes	—	—	(56)	(56)
Currency translation differences—cost	—	1,422	164	1,586
Currency translation differences—amortization	—	(250)	(19)	(269)

	(243)	464	(3,936)	(3,715)

Net book value at March 31, 2006
At cost	2,709	14,870	1,639	19,218
Accumulated amortization	(1,734)	(3,635)	(216)	(5,585)

	975	11,235	1,423	13,633

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Amounts expressed in thousands of USD	Goodwill	Water rights	Other	Total

Changes during the year:
Acquisition of subsidiaries (note 24)	2,633	—	1,978	4,611
Additions	—	—	270	270
Amortization	(264)	(713)	(122)	(1,099)
Currency translation differences—cost	—	(322)	(36)	(358)
Currency translation differences—amortization	3	84	2	89

	2,372	(951)	2,092	3,513

Net book value at March 31, 2007
At cost	5,342	14,548	3,851	23,741
Accumulated amortization	(1,995)	(4,264)	(336)	(6,595)

	3,347	10,284	3,515	17,146

The period of amortization for goodwill is between 15 and 20 years.

The period of amortization for water rights is 30 years.

The period of amortization for other intangible fixed assets is between 4 and 40 years.

Other intangible fixed assets includes an amount of USD 1.2 million at March 31, 2007 (2006: USD 1.1 million) in respect of payments made by Aguas Santiago S.A. between 1999 and 2003 to another water company operating in Santiago for the right to inter-connect with the latter’s sewerage main network. This right lasts in perpetuity and continues to be used. The right is being amortized for financial statements purposes over an estimated useful economic life of 40 years.
The USD 4.8 million of other intangible fixed assets arising on acquisition of subsidiaries represents customer contracts of the acquired businesses that have been separately identified and assessed for fair value purposes, which are being amortized over their useful economic lives.

6—Tangible fixed assets

	Land and	Infra-	Plant and	Fixtures
Amounts expressed in thousands of USD	buildings	structure	equipment	& fittings	Total

Net book value at March 31, 2005
At cost	59,994	215,108	129,998	9,939	415,039
Accumulated depreciation	(10,911)	(32,320)	(49,903)	(6,588)	(99,722)

	49,083	182,788	80,095	3,351	315,317

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	Land and	Infra-	Plant and	Fixtures
Amounts expressed in thousands of USD	buildings	structure	equipment	& fittings	Total

Changes during the year:
Additions (note 18)	1,302	12,997	10,159	919	25,377
Disposals	—	(4,336)	(1,167)	(8)	(5,511)
Disposal of subsidiary	(3,291)	(50,159)	(241)	(573)	(54,264)
Depreciation	(737)	(4,597)	(8,763)	(1,154)	(15,251)
Other changes	—	123	(185)	14	(48)
Currency translation differences—Cost	(4,192)	(8,148)	(6,693)	(554)	(19,587)
Currency translation differences—Depreciation	831	1,553	3,221	403	6,008

	(6,087)	(52,567)	(3,669)	(953)	(63,276)
Net book value at March 31, 2006
At cost	53,749	160,731	129,803	9,197	353,480
Accumulated depreciation	(10,753)	(30,510)	(53,377)	(6,799)	(101,439)

	42,996	130,221	76,426	2,398	252,041

Changes during the year:
Acquisition of subsidiaries	12,451	15,161	17,351	38	45,001
Additions (note 18)	1,687	14,443	11,619	1,359	29,108
Disposals	(148)	(379)	(172)	(33)	(732)
Depreciation	(1,019)	(4,583)	(10,110)	(1,187)	(16,899)
Other	—	567	(617)	(12)	(62)
Currency translation differences—cost	6,907	15,901	10,717	769	34,294
Currency translation differences—depreciation	(1,315)	(3,222)	(3,577)	(517)	(8,631)

	18,563	37,888	25,211	417	82,079

Net book value at March 31, 2007
At cost	74,646	205,857	169,318	11,330	461,151
Accumulated depreciation	(13,087)	(37,748)	(67,681)	(8,515)	(127,031)

	61,559	168,109	101,637	2,815	334,120

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Net Book Value of Assets subject to Finance Leases

	Land and	Infra-	Plant and	Fixtures
Amounts expressed in thousands of USD	buildings	structure	equipment	& fittings	Total

Net book value at March 31, 2006
At cost	2,822	2,751	19,611	340	25,524
Accumulated depreciation	(360)	(550)	(6,905)	(337)	(8,152)

	2,462	2,201	12,706	3	17,372
Net book value at March 31, 2007
At cost	2,886	3,102	18,295	384	24,667
Accumulated depreciation	(423)	(600)	(7,272)	(380)	(8,675)

	2,463	2,502	11,023	4	15,992

Assets in course of Construction

	Land and	Infra-	Plant and	Fixtures
Amounts expressed in thousands of USD	buildings	structure	equipment	& fittings	Total

Net book value at March 31, 2006	—	3,174	—	—	3,174

Net book value at March 31, 2007	708	6,047	2,200	—	8,955

During the year ended March 31, 2007 the Group recorded revenue of USD 0.2 million, (2006: USD 0.2 million and 2005: USD 0.2 million) from a non-monetary transaction entered into in 1995 for the purposes of acquiring a raw water storage reservoir. The income and the asset obtained are recorded at the fair value of the non-monetary goods surrendered. The transaction is expected to be concluded in 2010.

During the year ended March 31, 2007 an amount of USD 0.3 million (2006: USD 0.3 million, 2005: USD 0.4 million) was capitalized in respect of interest incurred during construction of tangible fixed assets. As at March 31, 2007, interest totalling USD 4.4 million (2006: USD 4.1 million) has been capitalized.

Certain freehold properties with a net book value of USD nil at March 31, 2007 are encumbered with mortgages.

The Group has no asset retirement obligations.

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7—Financial fixed assets

	Long term	Deferred	Restricted
Amounts expressed in thousands of USD	debtors	tax assets	cash balances	Total

Balance at March 31, 2005	1,240	18,789	3,800	23,829
Less: Short term portion	(244)	(1,678)	—	(1,922)

Long term portion	996	17,111	3,800	21,907

Cumulative effect of adoption of new accounting principle	—	6,988	—	6,988

Balance at April 1, 2005	1,240	25,777	3,800	30,817
Less: Short term portion	(244)	(1,678)	—	(1,922)

Long term portion	996	24,099	3,800	28,895

Changes during the year:
Additions	7,346	—	350	7,696
Amounts written off	(285)	—	—	(285)
Redemptions	(162)	—	—	(162)
Deferred taxes charged in the statement of income	—	(1,865)	—	(1,865)
Provision	(1,819)	—	—	(1,819)
Currency translation difference	123	(960)	—	(837)

Balance at March 31, 2006	6,443	22,952	4,150	33,545
Less: Short term portion	(60)	(1,303)	—	(1,363)

Long term portion	6,383	21,649	4,150	32,182

Changes during the year:
Acquisition of subsidiaries	—	2,807	—	2,807
Additions	190	—	2,416	2,606
Redemptions	(2,648)	—	(1,368)	(4,016)
Deferred taxes charged in the statement of income	—	(8,248)	—	(8,248)
Currency translation difference	12	1,466	—	1,478

Balance at March 31, 2007	3,997	18,977	5,198	28,172
Less: Short term portion	(20)	(171)	(1,600)	(1,791)

Long term portion	3,977	18,806	3,598	26,381

For more details on the Group’s deferred tax assets see note 22.

Long-term debtors include USD 0.2 million (2006: USD 0.5 million) receivable from land developers in Santiago, Chile. These amounts become due prior to the new developments being connected to the water and sewerage infrastructure.

Also included in long term debtors are the long term portion of the promissory notes with an aggregate nominal value of USD 5.0 million (2006: USD 7.4 million) due from the Government of Belize in respect of

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the sale of Belize Water Services Limited. One promissory note matures at each of the first four anniversary dates of the completion of the sale of the Company’s shares in Belize Water Services Limited. The promissory notes are being held to maturity and are recorded in these financial statements at their face value less provision, plus accrued interest. The promissory notes bear interest at ten percent per annum. In total, four promissory notes were issued, each with nominal value of USD 2.5 million. The first of these promissory notes has matured and was settled in October 2006. Of the three remaining, one is included in current assets together with accrued interest on all three as of the balance sheet date.

8—Stocks and work in progress

	March 31,	March 31,
Amounts expressed in thousands of USD	2006	2007

Raw materials and consumables	896	1,528
Work in progress	110	333
Finished products and goods for resale	—	202

	1,006	2,063

9—Debtors

	March 31,	March 31,
Amounts expressed in thousands of USD	2006	2007

Trade debtors	18,714	26,523
Provision for bad & doubtful debts	(1,730)	(1,952)

Trade debtors, net	16,984	24,571

Receivables from affiliated companies*	956	5,810
Income taxes	117	87
Other taxes and social security	3,003	3,610
Promissory notes	2,976	2,852
Other debtors(1)	3,327	31,341
Prepayments	8,348	8,587

	35,711	76,858

* Affiliated companies are companies in the n.v. Nuon and Biwater Plc groups, as at March 31, 2006 and the Biwater plc group as at March 31, 2007.

(1) Includes USD 21.2 million of cash held on behalf of the former owners of The China Water Company Limited (see note 10) together with a further USD 1.6 million of cash subject to restriction at March 31, 2007 but which restriction falls away within less than 12 months of that date (see note 7).

Prepayments includes USD 6.1 million (2006: USD 6.6 million) that falls due after more than 12 months from the balance sheet date.

Promissory notes is comprised of the nominal value, USD 2.5 million, of a note that is due to mature on October 3, 2007 together with accrued interest on a total of three promissory notes issued by the Government of Belize. Such interest amounted to USD 0.3 million at March 31, 2007.

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Other debtors includes USD 1.6 million of restricted cash which is due to become available for use by the Group within one year relating to a letter of credit in favor of Banco de Chile, which expires on December 31, 2007.

Other debtors also includes USD 4.7 million of costs incurred in connection with this offering, some of which will ultimately be borne by Biwater B.V. as described in note 26 (Related party transactions).

Provision for Bad and Doubtful Debts

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2005	2006	2007

Opening Balance	4,190	3,943	1,730

Amounts provided during the period	748	945	2,105
Disposal of subsidiary	—	(280)	—
Write off of amounts previously provided	(1,068)	(2,770)	(1,828)
Currency translation differences	73	(108)	(55)

Closing Balance	3,943	1,730	1,952

10—Cash at bank and in hand

	March 31,	March 31,
Amounts expressed in thousands of USD	2006	2007

Cash at bank and in hand	24,605	41,109
Short term deposits	48,620	13,538
Less: Restricted cash balances (See note 7.)	(4,150)	(5,198)
Less: Cash payable to the former owners of China Water (See note 9.)	—	(21,218)
Other cash equivalents—liquidity fund	96	90

	69,171	28,321

Of the cash held on deposit, USD 5.2 million (2006: USD 4.2 million) was subject to restriction by agreement with the Group’s bankers, both in accordance with the operation of the Group’s borrowing facilities and to collateralize performance bonds and other guarantees given on behalf of the Group. Of this amount, USD 3.6 million (2006: USD 4.2 million) was not available for use by the Group for more than 12 months after the balance sheet date. The Group’s bankers have a legal right of set off in respect of the monies held on deposit.

In addition, an amount of USD 21.2 million that The China Water Company Limited collected on behalf of the former owners is excluded from cash balances at March 31, 2007. Such sum was paid to its intended recipient on April 10, 2007. The Group’s obligation to remit these funds to their beneficiary is recorded in other creditors within current liabilities at March 31, 2007.

The cash at bank and in hand is available on demand. The short term deposits matured during April 2007.

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11—Minority shareholders’ interest

	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2005	2006	2007

Balance at beginning of period	51,119	52,225	84
Changes during the year:
Minority interest in subsidiary acquired during the year	—	—	9,667
Share of profits	4,066	378	753
Dividends paid and payable	(3,972)	—	—
Redemption of preference shares	—	(44,595)	—
Purchase of shares from minority interests	(50)	(587)	—
Minority interest in subsidiary disposed of during the year	—	(4,685)	—
Currency translation differences	1,062	(2,652)	64

Balance at end of period	52,225	84	10,568

The balance on the minority shareholders’ interest at March 31, 2006 equated to 10% of the net assets of The Greater Nelspruit Utility Company (Pty) Limited. The year ended March 31, 2006 was the first occasion that this subsidiary reported a net asset, as opposed to a net liability, position. Accordingly, March 31, 2006 was the first year end date that this minority interest was included in the consolidated financial statements.

In April 2005, the Group’s investment in a subsidiary company, Bournemouth & West Hampshire Water Plc, was refinanced. This involved the redemption of all outstanding preference shares at a premium and the purchase of ordinary shares previously held by minority shareholders.

In October 2005, the Company sold its subsidiary, Belize Water Services Limited, in which minority shareholders owned 17% of the issued share capital.

On November 15, 2006, the Group acquired 87% of The China Water Company Limited. At March 31, 2007 minority shareholders’ interest includes 13% of the net assets of China Water. In addition, there are minority shareholdings in a number of China Water’s subsidiaries. (See note 1.)

12—Negative goodwill

	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2005	2006	2007

Balance at beginning of period	—	—	—
Acquisition of subsidiaries	—	—	1,163
Amortization	—	—	(18)
Currency translation differences	—	—	22

Balance at end of period	—	—	1,167

The negative goodwill arose from the Company’s acquisition of 87% of The China Water Company Limited on November 15, 2006. The period of amortization for this negative goodwill is between 19 and 28 years.

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13—Provisions & deferred revenue

	Pension	Deferred	Deferred	Other
Amounts expressed in thousands of USD	provisions	tax liabilities	revenue	provisions	Total

Balance at March 31, 2005	70	52,147	37,848	299	90,364

Cumulative effect of adoption of new accounting principle	23,325	—	—	—	23,325

Balance at April 1, 2005	23,395	52,147	37,848	299	113,689

Contributions receivable	—	—	3,801	—	3,801
Utilized	(4,019)	—	—	(230)	(4,249)
Charged/(credited) to statement of income	1,685	609	(1,158)	—	1,136
Disposal of subsidiary	—	—	—	(307)	(307)
Currency translation differences	(1,707)	(3,015)	(810)	(24)	(5,556)

Balance at March 31, 2006	19,354	49,741	39,681	(262)	108,514

Acquisition of subsidiaries	—	2,988	—	—	2,988
Contributions receivable	—	—	5,497	—	5,497
Utilized	(7,740)	—	—	—	(7,740)
Charged/(credited) to statement of income	1,410	(6,562)	(598)	227	(5,523)
Currency translation differences	2,139	4,689	2,669	35	9,532

Balance at March 31, 2007	15,163	50,856	47,249	—	113,268

Pension provisions

With effect from April 2005, the Group has applied a new accounting policy for pension costs. Obligations are recognized for the defined benefit plans on the basis of the accounting policies described. The comparative amounts for 2005 have not been restated in line with the new policy as the Group is applying the exemption option provided for this purpose in Dutch Accounting Standards Board Guideline 271.

Prior to the adoption of Dutch Accounting Standards Board Guideline 271 on April 1, 2005, pension contributions payable for all pension plans were recognized as charges in the statement of income after taking account of unrecognized prior service costs.

The effect of adopting the new Guideline from April 1, 2005 was to decrease staff costs for the year ended March 31, 2006 by USD 0.2 million and increase provisions and deferred income and deferred tax assets by USD 19.4 million and USD 5.8 million, respectively, and reduce shareholders’ equity by USD 13.6 million at March 31, 2006.

Cascal

Cascal operates a defined benefit pension plan in the United Kingdom which offers both pensions in retirement and death benefits to members. Pension benefits are related to the member’s final salary at retirement and their length of service. This plan has been closed to new participants since February 17, 2003. Contributions to the plan for the year ending March 31, 2008 are expected to be GBP 1.1 million (USD 2.1 million). The pension plan currently provides that pensions are indexed on the basis of inflation.

A full actuarial valuation of the plan was carried out as at March 31, 2005 and has been updated to March 31, 2006 and March 31, 2007 by a qualified independent actuary. The principal assumptions used by the actuary were as follows:

As at March 31, 2006

Discount rate	4.90%
Rate of salary increase	4.50%
Rate of increase to pensions in payment	3.00%
Rate of inflation	3.00%

The assumptions used in determining the overall expected return of the plan have been set with reference to yields available from government bonds and appropriate risk margins.

The assets invested in the plan and their expected returns were:

	Long term rate of	Value at
	return expected at	March 31, 2006
	March 31, 2006	USD ’000s

Equities & Property	7.20%	36,491
Gilts	4.20%	28,129
Corporate Bonds	4.90%	20,205
Cash	4.50%	2,038

		86,863

The actual return on plan assets during the year ended March 31, 2006 was USD 7.7 million.

The Group operates two much smaller defined benefit pension plans in its proportionally consolidated joint venture companies in The Philippines and Indonesia. The Indonesian plan is unfunded. In the tables below, the column headed “other” shows the combined effect on the financial statements of the defined benefit plans in The Philippines and Indonesia on a proportionally consolidated basis.

The pension obligations can be analyzed as follows:

	Year ended March 31, 2006
Amounts expressed in thousands of USD	U.K.	Other	Total

Obligations for:
Pension benefits	(19,252)	(102)	(19,354)

Movements in the pension provision for defined benefit plans are as follows:
At March 31, 2005	—	(70)	(70)

Cascal

	Year ended March 31, 2006
Amounts expressed in thousands of USD	U.K.	Other	Total

Change in accounting policy	(23,293)	(32)	(23,325)

At April 1, 2005	(23,293)	(102)	(23,395)
Attributed pension costs for defined benefit plans	(1,670)	(15)	(1,685)
Pension contributions paid	4,003	10	4,013
Benefits paid	—	6	6
Currency translation differences	1,708	(1)	1,707

At March 31, 2006	(19,252)	(102)	(19,354)

Related deferred tax asset
At March 31, 2005	—	19	19
Change in accounting policy	6,988	—	6,988

At April 1, 2005	6,988	19	7,007
Movement during the year	(700)	(1)	(701)
Currency translation differences	(512)	1	(511)

At March 31, 2006	5,776	19	5,795

The pension benefits obligation as at March 31, 2006 can be analyzed as follows:
Present value of pension benefit obligation	(105,750)	(188)	(105,938)
Fair value of plan assets	86,863	77	86,940

Present value of pension benefit obligation not funded by plan assets	(18,887)	(111)	(18,998)
Unrecognized actuarial (gains)/losses	(375)	5	(370)
Currency translation differences	10	4	14

Net pension benefit obligation	(19,252)	(102)	(19,354)

Pension cost in the statement of income can be analyzed as follows:
Pension benefits accrued in the year	(1,046)	(13)	(1,059)
Interest attributed	(5,187)	(15)	(5,202)
Expected return on plan assets	4,563	2	4,565
Recognized past service costs	—	11	11

Pension costs of defined benefit plans	(1,670)	(15)	(1,685)
Pension contributions to defined contribution plans	(26)	(465)	(491)
Accrual at April 1, 2005	60	—	60

Total pension costs	(1,636)	(480)	(2,116)

As at March 31, 2007

Discount rate	5.25%
Rate of salary increase	4.65%
Rate of increase to pensions in payment	3.15%
Rate of inflation	3.15%

Cascal

The assumptions used in determining the overall expected return of the plan have been set with reference to yields available from government bonds and appropriate risk margins.

The assets invested in the plan and their expected returns were:

	Long term rate of	Value at
	return expected at	March 31, 2007
	March 31, 2007	USD ’000s

Equities & Property	7.50%	44,647
Gilts	4.50%	33,455
Corporate Bonds	5.35%	22,757
Cash	5.25%	6,135

		106,994

The actual return on plan assets during the year ended March 31, 2007 was USD 5.5 million.

Cascal

The pension obligations can be analyzed as follows:

	Year ended March 31, 2007
Amounts expressed in thousands of USD	U.K.	Other	Total

Obligations for:
Pension benefits	(14,975)	(188)	(15,163)

Movements in the pension provision for defined benefit plans are as follows:

At April 1, 2006	(19,252)	(102)	(19,354)
Attributed pension costs for defined benefit plans	(1,355)	(55)	(1,410)
Pension contributions paid	7,758	(18)	7,740
Currency translation differences	(2,126)	(13)	(2,139)

At March 31, 2007	(14,975)	(188)	(15,163)

Related deferred tax asset

At April 1, 2006	5,776	19	5,795
Movement during the year	(2,005)	18	(1,987)
Currency translation differences	722	1	723

At March 31, 2007	4,493	38	4,531

The pension benefits obligation as at March 31, 2007 can be analyzed as follows:
Present value of pension benefit obligation	(117,925)	(273)	(118,198)
Fair value of plan assets	106,994	93	107,087

Present value of pension benefit obligation not funded by plan assets	(10,931)	(180)	(11,111)
Unrecognized actuarial (gains)/losses	(4,043)	8	(4,035)
Currency translation differences	(1)	(16)	(17)

Net pension benefit obligation	(14,975)	(188)	(15,163)

Pension cost in the statement of income can be analyzed as follows:
Pension benefits accrued in the year	(1,363)	(53)	(1,416)
Interest attributed	(5,563)	(15)	(5,578)
Expected return on plan assets	5,571	6	5,577
Recognized past service costs	—	7	7

Pension costs of defined benefit plans	(1,355)	(55)	(1,410)
Pension contributions to defined contribution plans	(26)	(344)	(370)

Total pension costs	(1,381)	(399)	(1,780)

Prior to the adoption of Guideline 271 on April 1, 2005, all pension plans were accounted for as defined contribution plans. Total costs in the year ended March 31, 2005 amounted to USD 3.0 million.

In addition to the defined benefit pension plans described above, Group companies in the United Kingdom and South Africa, and Belize (discontinued operations), operate defined contribution plans for

Cascal

their employees’ benefit. Contributions to these plans are charged in the statement of income in the year that they become due and payable. The cost of providing these benefits in the year ended March 31, 2007 was USD 0.4 million (2006: USD 0.5 million; 2005: USD 0.3 million).

Deferred Revenue

Deferred revenue arises in respect of contributions to capital expenditure received from developers in the United Kingdom, Chile and South Africa where consideration is received in the form of cash or assets in return for which the relevant Group company takes on an obligation to provide water and wastewater services to customers in future years.

Deferred revenue is recognized over periods ranging between 20 and 80 years.

14—Long term liabilities

	Unsecured	Secured	Financial
Amounts expressed in thousands of USD	bank loans	bank loans	leases	Other	Total

Balance at March 31, 2005	58,879	32,997	15,372	—	107,248
Less: short term portion	(1,880)	(2,321)	(2,123)	—	(6,324)

Long term portion	56,999	30,676	13,249	—	100,924

Changes during the year:
New loans	—	120,235	550	—	120,785
Repayment of loans	(35,674)	(2,343)	(2,161)	—	(40,178)
Disposal of subsidiary	(22,320)	(11,000)	—	—	(33,320)
Currency translation differences	29	(1,061)	(674)	—	(1,706)

Balance at March 31, 2006	914	138,828	13,087	—	152,829
Less: short term portion	(593)	(3,154)	(2,140)	—	(5,887)

Long term portion	321	135,674	10,947	—	146,942

Cascal

	Unsecured	Secured	Financial
Amounts expressed in thousands of USD	bank loans	bank loans	leases	Other	Total

Changes during the year:
Acquisition of subsidiaries	—	11,920	11	—	11,931
New loans	20,031	53,036	—	821	73,888
Interest added to loan balance	—	4,192	—	—	4,192
Repayment of loans	—	(3,825)	(2,250)	—	(6,075)
Other	65	(2,236)	—	—	(2,171)
Currency translation differences	831	15,063	1,184	—	17,078

Balance at March 31, 2007	21,841	216,978	12,032	821	251,672
Less: Short term portion	—	(4,879)	(1,683)	(41)	(6,603)

Long term portion	21,841	212,099	10,349	780	245,069

The long term liabilities at March 31, 2007 are repayable as follows:

	Unsecured	Secured	Financial
Amounts expressed in thousands of USD	bank loans	bank loans	leases	Other	Total

Year ending March 31, 2009	21,235	4,714	1,332	41	27,322
Year ending March 31, 2010	—	59,138	1,190	41	60,369
Year ending March 31, 2011	—	4,159	1,250	41	5,450
Year ending March 31, 2012	—	2,597	1,177	41	3,815
Due after 5 years	606	141,491	5,400	616	148,113

	21,841	212,099	10,349	780	245,069

The long term liabilities at March 31, 2007 are denominated in the following currencies:

	Unsecured	Secured	Financial
Amounts expressed in thousands of USD	bank loans	bank loans	leases	Other	Total

US Dollar (USD)	—	8,620	—	—	8,620
British Pounds (GBP)	21,301	188,696	9,836	—	219,833
South African Rand (ZAR)	—	8,191	506	—	8,697
Unidades de Fomento (UF)	540	621	—	—	1,161
Other	—	5,971	7	780	6,758

	21,841	212,099	10,349	780	245,069

UF refers to Unidades de Fomento as used in Chile as an inflation-adjusted currency, used principally for business transactions.

Cascal

The long term liabilities relate to loans that have:

	Unsecured	Secured	Financial
Amounts expressed in thousands of USD	bank loans	bank loans	leases	Total

Fixed interest rates	2,773	150,212	8	152,993
Floating interest rates	19,068	61,887	10,341	91,296

	21,841	212,099	10,349	244,289

Average interest rates applied during the year	8.08%	7.98%	5.54%	7.89%

The long term liabilities categorized as Other are interest-free.

The fair value of the long term loans with fixed interest rates amount to USD 157.3 million as at March 31, 2007.

On April 20, 2005 the Group’s UK subsidiary, Bournemouth & West Hampshire Water Plc (BWHW), took out a GBP 65 million (USD 124.4 million) index-linked long-dated loan from Artesian Finance Plc. The loan is due for repayment on September 30, 2033. The interest rate is fixed at 3.084% for the duration of the loan and interest is payable every six months on September 30 and March 31. The principal amount of the loan increases by the United Kingdom Retail Price Index (RPI) each year, with the indexation being charged to the statement of income as part of the overall finance expense. The Artesian Finance Plc loan agreement imposes financial covenants concerning the regulated business’s net debt as a percentage of its regulated capital value. If this percentage exceeds the level permitted by the terms of the loan, BWHW forgoes its ability to make dividend distributions until the percentage is brought back below the permitted level. As at March 31, 2007 the outstanding balance of the loan was GBP 68.2 million (USD 133.7 million). This loan requires several financial covenants to be tested on a semi-annual basis, most notably net debt (as defined in the loan documentation) to regulated capital value. In connection with this new facility draw down, BWHW repaid in full, on April 20, 2005, its loans from Brown Shipley and Company Limited for GBP 5 million (USD 9.6 million) and Bank of Ireland for GBP 7.5 million (USD 14.4 million). The contracted maturity dates for these loans were April 2007 and January 2017, respectively. Interest on both of these loans was based on short term LIBOR rates. Also on April 20, 2005, BWHW repaid GBP 6 million (USD 11.5 million), being the amount drawn under its GBP 10 million (USD 19.1 million) five-year revolving credit facility with Lloyds TSB Bank Plc. Interest on the drawn down balance from the Lloyds TSB facility was also based on short term LIBOR. Finally, on April 20, 2005, BWHW redeemed its 8.5% cumulative irredeemable preference shares of GBP 1 each. A premium of GBP 13.75 million (USD 25.875 million) was paid on redemption. The cumulative redeemable preference shares were recorded prior to redemption at their nominal value GBP 25 million (USD 47.0 million), and were redeemable only at the option of the Company.

BWHW is the lessee under two capital lease arrangements whose terms extend for one and two years after March 31, 2007, respectively. Repayments of principal and interest are made at semi-annual intervals with interest calculated at the six month LIBOR rate prevailing at the time of payment. BWHW is also party to a 20 year capital lease of which GBP 5.4 million (USD 10.4 million) was outstanding at March 31, 2007. Repayments of principal and interest are made annually and commenced in January 1998. Interest is based on the three month variable rate of LIBOR.

BWHW has perpetual debentures outstanding for GBP 90,000 (USD 0.2 million) at 4% per annum and GBP 80,000 (USD 0.1 million) at 5% per annum.

Cascal

Long-term liabilities include an amount of GBP 38 million (USD 74.5 million), which was borrowed by the Group from The Royal Bank of Scotland in June 2006. The original loan consisted of two tranches, the first for GBP 28 million on which interest is payable at a rate of LIBOR plus 1.5%, increasing to 2.0% during the second year and then to 2.5% until maturity, and a second tranche for GBP 10 million, which bears interest at LIBOR plus 2.0%, increasing to 2.75% for the next nine months and then to 3.5% until maturity. Both tranches were drawn on June 22, 2006 and had original terms of three and two years, respectively. The GBP 28 million tranche was repaid by Bournemouth & West Hampshire Water on June 29, 2007, the same day The Royal Bank of Scotland advanced the same amount to Cascal Services Ltd.

The Group’s South African subsidiary, The Greater Nelspruit Utility Company (Pty) Limited (GNUC), has two loans from Development Bank of Southern Africa (DBSA) the aggregate amount of which at March 31, 2007 was Rand 71.4 million (USD 9.8 million). The loans were arranged to finance infrastructure development over a 20-year period. Both loans bear interest at a fixed rate of 13.08% per annum and the interest is payable quarterly in arrears. The initial loan is repayable in sixty consecutive quarterly installments, which commenced on December 31, 2005 following a five-year grace period. The final payment is due on September 30, 2020. The additional loan is also repayable in sixty quarterly installments beginning December 31, 2005 with the final payment under this loan agreement also due on September 30, 2020. The DBSA loans are secured on GNUC’s “A” preference shares.

On January 13, 2004, one of the Group’s wholly owned subsidiaries in Chile entered into a loan facility with Banco BICE in the principal amount of UF 258,339 (USD 8.8 million). The loan bears interest at a fixed rate of 6.49% per annum and is payable in equal monthly installments of UF 3,176 (USD 0.1 million), with the final payment due on January 13, 2013. The loan is secured by accounts receivable due from a major customer. As of March 31, 2007, the outstanding principal balance was UF 190,648 (USD 6.5 million).

On November 28, 2002 another of the Company’s Chilean subsidiaries obtained a loan from Banco de Chile in the principal amount of UF 114,075 (USD 3.8 million). The loan bears interest at a fixed rate of 6.50% per annum and is payable in equal monthly installments of UF 1,188 (USD 50,000) plus interest, with the final payment due on June 5, 2011. The loan is guaranteed by another one of Cascal’s Chilean subsidiaries. As of March 31, 2007, the outstanding principal balance was UF 64,167 (USD 2.2 million). The subsidiary that obtained this loan is no longer operating and consequently the entire outstanding principal is shown in the short term portion as Banco BICE can ask for full repayment under the terms of the loan agreement. Currently, there is no indication from Banco BICE that it will ask for full repayment and payments are being made as described above.

The Group’s Chilean investment holding company obtained a loan from Banco Chile Edwards in the principal amount of UF 87,635 (USD 3.0 million). The loan bears interest at a variable rate, currently 5.19% per annum, which is payable semi-annually. Principal is repaid in equal installments of UF 14,606 (USD 0.5 million), with the final payment due on December 26, 2008. The loan is secured by a stand-by letter of credit in the amount of USD 1.1 million. As of March 31, 2007, the outstanding principal balance was UF 29,212 (USD 1.0 million).

The Chilean investment holding company also has a fixed interest loan from Aguas y Ecologia, which was drawn on June 30, 2001 in the amount of UF 18,788 (USD 0.6 million) with interest. The loan bears interest at 7.24% per annum, which is paid annually. As of March 31, 2007, the outstanding principal balance was UF 6,263 (USD 0.2 million). Capital is repaid annually with the final payment due on June 30,

Cascal

2009. The loan is secured on the investment in the Chilean subsidiary that provides wastewater services in Northern Chile.

The Group’s Indonesian joint venture, PT Adhya Tirta Batam (ATB), has a term loan from NISP Bank. The balance outstanding at March 31, 2007 was IDR 8,444 million (USD 0.9 million). The loan was originally drawn in the amount of IDR 19,000 million (USD 2.2 million) in April 2004, with a term of five years. The loan was used to refinance the construction of phase II of the Duriangkang water treatment plant which was completed during 2003. Repayment of capital commenced from October 2004 and is now being paid back in equal monthly installments. The loan bears interest at 13%-18% per annum. The loan is secured by assignment of certain fixed and current assets of the company, assignment of insurances and a right to step-in to the company’s management under an event of default.

During the year ended March 31, 2006 the Group’s joint venture company in The Philippines, Subic Water and Sewerage Company, Inc., paid back the remaining capital outstanding on its loans from ING Bank and Bank of the Philippine Islands. The loans were taken to finance the rehabilitation and upgrading of the company’s water distribution, sewerage and treatment systems in the Subic Bay Area and Olongapo City. Capital was repaid in twelve semi-annual installments, commencing from March 2000. Since January 2001, interest was charged on the loans at a fixed rate of 12.1% per annum. The loans were secured by a first charge over the company’s assets and shares.

On April 11, 2002 the Group’s Panamanian subsidiary, Aguas de Panama, S.A. entered into a term loan facility with International Finance Corporation. The facility consists of two loans. USD 6 million was advanced under Loan A and USD 10 million under Loan B. Capital repayments under both loans commenced during the year ended March 31, 2005. Annual repayments of capital are currently scheduled at USD 2.2 million in aggregate for both loans. As of March 31, 2007 the aggregate capital outstanding amounted to USD 10.8 million. Interest is calculated based on LIBOR together with the relevant spread. As of March 31, 2007 the interest rate was 9.4% for Loan A and 9.15% for Loan B. The loans are secured by a combination of a share pledge contract assignments and a mortgage in favor of the lender.

15—Current liabilities

	March 31,	March 31,
Amounts expressed in thousands of USD	2006	2007

Current installments of long term liabilities	5,887	6,603
Short term loans	—	2,236
Bank overdrafts	112	7,512
Trade creditors	6,064	11,510
Amounts payable to affiliated companies(1)	—	3,422
Income taxes payable	2,827	2,598
Other taxes and social security	218	1,527
Accruals	8,899	15,261
Other creditors	5,158	25,596

	29,165	76,265

(1)	The balance is principally comprised of amounts payable by Bournemouth & West Hampshire Water Plc to Biwater Plc for tax losses surrendered (see note 26).

Cascal

Taxation and Social Security

Biwater Ingeniera y Proyectos S.A. de C.V. (BIPSA), is obliged to make payments known as “seniority premiums” to its employees upon termination of employment after they have given fifteen years of service. This obligation is included in other provisions. The March 31, 2007 financial statements include a provision for such payments amounting to Mexican Peso 1.6 million (USD 0.1 million). The provision is calculated annually by management in accordance with Mexican labor laws.

Security has been provided in respect of the current installments of long term liabilities and bank overdrafts by a charge over short term deposits, trade debtors and stocks. The short term bank loans incur interest at a weighted average rate of 5 percent.

The Group has undrawn lines of credit as follows:

BWHW has a GBP 5 million (USD 9.8 million) overdraft facility with Lloyds TSB Bank Plc. At March 31, 2007 the undrawn amount of the facility was GBP 1.2 million (USD 2.3 million). Its availability is next scheduled for review on January 31, 2008, when it is expected to be renewed on substantially the same terms.

The Group’s Chilean subsidiaries, Bayesa S.A., Aguas Santiago S.A. and Aguas de Quetena S.A., have credit lines available with Banco BICE, BCI and Banco de Chile totalling CHP 186 million (USD 0.3 million).

The Group’s Indonesian joint venture company, PT Adhya Tirta Batam (ATB), has an overdraft facility (100%) of IDR 6,000 million (USD 0.7 million). At March 31, 2007, the overdraft balance was IDR 5,227 million (USD 0.6 million).

Included in other creditors at March 31, 2007 is an amount of USD 21.2 million that was collected by The China Water Company Limited on behalf of former owners. Such amount was paid to the intended recipients on April 10, 2007.

16—Financial instruments and risks

The Company is exposed to both interest rate risk and currency risk.

Concentration of credit risk

The Group is subject to credit risk through trade and long term debtors. Credit risk with respect to trade debtors is minimized because of the large number of low value, geographically dispersed customers to whom the Group provides its services. At March 31, 2007 there was no single customer or group of customers who, if unable to pay the amount they owe to the Group, would have a material adverse effect on consolidated liquidity, financial position and results of operations.

Short term cash deposits are placed with high quality creditworthy financial institutions.

Interest risk rate

The Group’s interest rate risk arises from long term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The exposure to cash flow interest rate risk is limited through entering into interest swaps on a selective basis to increase and extend the amount of borrowings subject to fixed rates of interest.

Cascal

Currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US Dollar and the British Pound. Currency risks arise from the following sources:

•	Transactional exposure;

•	Translational exposure from investments in foreign entities;

•	Exposure from non-functional currency denominated debt.

In each of the Group’s operations, a majority of revenues is earned and costs defrayed in the same local currency thereby mitigating transactional exposures to movements in currency translation rates. Any significant remaining transactional exposures can then be managed using derivative instruments. Translation exposures on equity investments in foreign entities are not currently hedged. Debt financing of subsidiaries is generally arranged in the functional currency of the borrowing entity. If the financing currency is not the functional currency, the exposure to fluctuations may be mitigated through contractual or negotiated rate increases and may be further mitigated by entering into currency swaps on a selective basis.

An exception to this practice is the GBP 38 million (USD 74.5 million) that the Group borrowed from Royal Bank of Scotland in June 2006 in order to partially finance the USD 86.4 million distribution from share premium to shareholders made by Cascal B.V. on June 26, 2006. In using British Pounds to finance a US Dollar-denominated transaction, management took into account the effect that a strengthening of the British Pound would have on the value of the profits reported by our UK project company in US Dollar terms as well as the net equity in our UK project company, both of which would increase under such circumstances. Due to the strengthening of the British Pound against the USD during the ensuing period, unrealized foreign exchange losses amounting to USD 4.8 million have been recorded in the consolidated statement of income for the year ended March 31, 2007 as a result of retranslating this monetary liability using the period end exchange rate.

Fair value of financial assets and liabilities

The fair values of cash, and other current assets and liabilities that will be realized in cash in the short term, are considered to be equal to their carrying values because of their short term durations. The carrying values of long term liabilities with floating rates of interest attached are similarly assumed to reflect fair values because the interest rate re-prices on a regular basis to reflect market rates.

Cascal

17—Contingent liabilities and commitments

Amounts due under non-cancellable operating leases in effect at March 31, 2007 amount to:

	Year ended	Year ended
	March 31,	March 31,
Amounts expressed in thousands of USD	2006	2007

Due within one year	1,495	1,082
Due after 1 year	521	642
Due after 2 years	481	367
Due after 3 years	450	291
Due after 4 years	260	205
Due after 5 years	2,781	3,100

	5,988	5,687

Operating lease rentals of USD 0.6 million for the year ended March 31, 2007 (March 31, 2006: USD 0.7 million, March 31, 2005: USD 0.7 million) are reported in other operating charges. Commitments for capital expenditure at March 31, 2007 total USD 7.9 million). In addition, in the ordinary course of business, the Group has committed itself to capital expenditure programs as a term of concession agreements and plans presented to the water regulatory authorities.

Certain subsidiaries and joint ventures are the subject of claims and other proceedings. Such matters typically involved disputes between the relevant Group company and its clients arising from the parties’ interpretation of contractual conditions and obligations. The directors and their legal counsel believe that the subsidiaries and joint ventures concerned have valid defenses and intend to contest such claims and proceedings vigorously. As at March 31, 2007, no loss amount has been accrued because a loss is not considered probable or estimable.

At March 31, 2007, the Company has granted guarantees, performance and bid bonds amounting to USD 21.6 million (2006: USD 5.9 million).

The defined benefit pension plan in the United Kingdom that is referred to in note 13 is part of the Biwater Retirement and Security Scheme (BRASS). There are two sub-funds established within BRASS. The Cascal sub-fund is called the Water Company Section and the other sub-fund is called the Main Section and is the United Kingdom defined benefit pension plan for Biwater Plc and a number of its United Kingdom subsidiaries. Although the Water Company Section constitutes a separate sub-fund, it is established under the same documentation that governs the Main Section and shares the same trustees. In 2025 or thereafter the trustees may merge the assets and liabilities of the Water Company Section and Main Section with the consent of Biwater Plc but without Cascal’s consent. If this merger were to occur then the Group could be liable for any under-funding in the Main Section at and after the time of the merger. The Main Section was under-funded on a full buy-out basis, as determined under the United Kingdom pension statute which is different from Dutch GAAP and US GAAP, by GBP 93.3 million (USD 182.9 million) as at the last valuation for these purposes, which was at March 31, 2005.

One of the Group’s joint venture companies—Subicwater—is involved in a dispute with one of its minority shareholders—Olongapo City Government, or Olongapo City—in relation to amounts due to Olongapo City from Olongapo City Water District from whom the original concession was obtained. Such amounts

Cascal

are in relation to periods prior to the Subicwater concession. Subicwater originally entered into the concession based on the understanding that all prior obligations of OCWD had been settled under the terms of an agreement between Olongapo City and OCWD entered into in November 1997. Olongapo City subsequently contended that it would prefer to be a creditor of Subicwater (as opposed to a shareholder) and receive the old disputed OCWD amounts from Subicwater. However, Olongapo City has subsequently continued to act as a shareholder in Subicwater and has appointed directors of Subicwater, who have attended board meetings. Olongapo City obtained a Writ of Execution from the local courts in July 2003. In October 2003 Subicwater filed a Motion for Reconsideration by the local courts, which was rejected. In December 2003 Subicwater succeeded in obtaining an injunction from the Court of Appeals that prevented the local courts and Olongapo City from enforcing the Writ of Execution. In March 2006 Olongapo City appealed to the Supreme Court. Subicwater will continue to vigorously defend its position and believes that it will prevail on the merits. With interest, the amount of Olongapo City’s claim is approximately USD 30.1 million as of March 31, 2007.

18—Segmental disclosures

Reportable segments

In the tables that follow the directors have presented their segmental disclosures of the Group’s financial position and results of operations. The tables reflect the eight primary reportable segments that management has identified for reporting under Dutch GAAP. The primary geographic segments shown in the tables below are a reflection of the operational management structure within the Group, whereby each country has a Chief Executive Officer and a Chief Financial Officer who are responsible for and required to report on the activities and financial position in their respective territories. Management of the Company also undertakes its monthly review of financial and non-financial performance of the project portfolio on a country-by-country basis. Management evaluates segment performance primarily based on net profits. Revenues for each geographic segment are based on the location of the relevant operation, which will not be materially different to the location of the third-party customer. In addition, those geographic segments that have been identified as discontinued operations have likewise been classified as such in accordance with the requirements of Dutch Accounting Standards Board Guideline 345.

Discontinued operations

In the tables that follow, Belize Water Services Limited was disposed of during the year ended March 31, 2006 and Biwater de Mexico S.A. de C.V., Compania Tratadora de Aguas Negras de Puerto Vallarta S.A. de C.V. and Biwater Mexicana S.A. de C.V. were each disposed of during the year ended March 31, 2005. These subsidiaries represent the discontinuance of separate major lines of business that can be distinguished both operationally and for financial reporting purposes.

Cascal

Revenue—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2005	2006	2007

United Kingdom	61,410	67,858	75,705
South Africa	10,621	13,380	13,766
Indonesia	9,267	9,543	11,062
China	—	—	2,924
Chile	6,746	6,805	6,393
Panama	—	—	6,165
Mexico	1,158	2,731	3,136
The Philippines	1,842	2,051	2,359
Holding Companies	6,597	4,634	3,912
Less: Inter-segment sales	(5,342)	(3,451)	(3,719)

Continuing Operations	92,299	103,551	121,703

Discontinued Operations
Belize	12,686	7,045	—
Mexico	5,934	—	—

	110,919	110,596	121,703

Inter-segment sales principally relate to management and technical services charged by the holding companies to the operating segments. Such charges are determined based on arm’s length agreements between the entities concerned and are designed to enable the holding companies to recover the relevant costs that they have incurred together with a reasonable profit element thereon.

The table below analyzes total revenue between that derived from the Group’s regulated and unregulated activities.

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Revenue - Regulated and unregulated	2005	2006	2007

Regulated	101,666	101,370	107,202
Unregulated	9,253	9,226	14,501

	110,919	110,596	121,703

Cascal

Operating profit—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2005	2006	2007

United Kingdom	20,822	24,922	29,264
South Africa	2,329	2,764	3,756
Indonesia	3,339	3,112	3,515
China	—	—	318
Chile	755	(739)	(488)
Panama	—	—	3,071
Mexico	(159)	476	470
The Philippines	545	497	915
Holding Companies	(3,264)	(1,588)	(4,616)

Continuing Operations	24,367	29,444	36,205

Discontinued Operations
Belize	2,861	2,042	—
Mexico	2,882	—	—

	30,110	31,486	36,205

Total assets—geographical analysis

	Year ended	Year ended
	March 31,	March 31,
Amounts expressed in thousands of USD	2006	2007

United Kingdom	249,811	288,780
South Africa	24,501	22,719
Indonesia	9,428	9,666
China	—	63,018
Chile	49,212	42,659
Panama	—	26,080
Mexico	1,307	1,592
The Philippines	3,369	3,864
Holding Companies	66,116	26,511

Continuing Operations	403,744	484,889

Discontinued Operations
Belize	—	—
Mexico	—	—

	403,744	484,889

Cascal

Total tangible and intangible fixed assets — geographical analysis

	Year ended	Year ended
	March 31,	March 31,
Amounts expressed in thousands of USD	2006	2007

United Kingdom	208,100	255,449
South Africa	10,424	10,773
Indonesia	6,787	6,757
China	—	19,034
Chile	35,332	33,333
Panama	—	21,389
Mexico	103	130
The Philippines	2,058	2,216
Holding Companies	2,870	2,185

Continuing Operations	265,674	351,266

Discontinued Operations
Belize	—	—
Mexico	—	—

	265,674	351,266

Cascal

Additions to tangible fixed assets—geographical analysis

	Year ended	Year ended
	March 31,	March 31,
Amounts expressed in thousands of USD	2006	2007

United Kingdom	16,902	24,116
South Africa	3,074	2,878
Indonesia	2,375	632
China	—	284
Chile	1,859	887
Panama	—	9
Mexico	2	83
The Philippines	259	200
Holding Companies	43	19

Continuing Operations	24,514	29,108

Discontinued Operations
Belize	863	—
Mexico	—	—

	25,377	29,108

Excluding tangible fixed assets added through acquisitions of subsidiaries.

Cascal

Total liabilities —geographical analysis

	Year ended	Year ended
	March 31,	March 31,
Amounts expressed in thousands of USD	2006	2007

United Kingdom	224,244	317,260
South Africa	20,034	17,874
Indonesia	3,762	3,418
China	—	26,085	(1)
Chile	30,383	27,645
Panama	—	12,187
Mexico	271	456
The Philippines	1,642	1,668
Holding Companies	4,285	29,176

Continuing Operations	284,621	435,769

Discontinued Operations
Belize	—	—
Mexico	—	—

	284,621	435,769

(1)	Includes USD 21.2 million received on behalf of and payable to the former owners of China Water.

Staff costs—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2005	2006	2007

United Kingdom	10,862	10,479	12,267
South Africa	3,331	3,674	3,686
Indonesia	810	692	821
China	—	—	907
Chile	929	1,204	1,461
Panama(1)	—	—	—
Mexico	352	651	660
The Philippines	248	256	268
Holding Companies	3,484	2,718	3,528

Continuing Operations	20,016	19,674	23,598

Discontinued Operations
Belize	2,363	1,238	—
Mexico	352	—	—

	22,731	20,912	23,598

(1)	An average of 27 employees worked on this project in the year ended March 31, 2007 but, as they are all employed by Biwater under a contract arrangement, their costs are excluded from this table.

Cascal

The average number of people employed by the Group during the year ended March 31, 2007 was 1,380 (year ended March 31, 2006: 1,200, year ended March 31, 2005: 1,265) and can be segmented as follows:

Staff numbers—average

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
	2005	2006	2007

United Kingdom	226	228	262
South Africa	195	222	221
Indonesia	379	391	395
China	—	—	259
Chile	54	56	52
Panama(1)	—	—	—
Mexico	3	20	20
The Philippines	165	157	155
Holding Companies	18	14	16

Continuing Operations	1,040	1,088	1,380

Discontinued Operations
Belize	208	112	—
Mexico	17	—	—

	1,265	1,200	1,380

(1)	An average of 27 employees worked on this project in the year ended March 31, 2007 but, as they are all employed by Biwater under a contract arrangement, they are excluded from this table.

Cascal

Depreciation and amortization—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2005	2006	2007

United Kingdom	(11,056)	(11,468)	(12,590)
South Africa	(718)	(782)	(801)
Indonesia	(601)	(600)	(860)
China	—	—	(456	)(1)
Chile	(1,792)	(2,046)	(2,101)
Panama	—	—	(625)
Mexico	(12)	(38)	(48)
The Philippines	(100)	(131)	(171)
Holding Companies	(331)	(327)	(328)

Continuing Operations	(14,610)	(15,392)	(17,980)

Discontinued Operations
Belize	(1,332)	(674)	—
Mexico	(643)	—	—

	(16,585)	(16,066)	(17,980)

(1)	Includes amortization of negative goodwill.

Interest income—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2005	2006	2007

United Kingdom	292	1,891	433
South Africa	332	33	62
Indonesia	24	31	23
China	—	—	138
Chile	74	66	—
Panama	—	—	29
Mexico	3	29	35
The Philippines	30	43	18
Holding Companies	347	2,188	1,949

Continuing Operations	1,102	4,281	2,687

Discontinued Operations
Belize	42	36	—
Mexico	64	—	—

	1,208	4,317	2,687

Cascal

Interest expense—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2005	2006	2007

United Kingdom	(2,366)	(8,247)	(11,429)
South Africa	(1,307)	(1,813)	(1,322)
Indonesia	(114)	(50)	(142)
China	—	—	—
Chile	(1,120)	(1,019)	(891)
Panama	—	—	(785)
Mexico	(2)	(5)	(17)
The Philippines	(52)	(5)	(220)
Holding Companies	—	—	(1,591)

Continuing Operations	(4,961)	(11,139)	(16,397)

Discontinued Operations
Belize	(2,358)	(1,356)	—
Mexico	(454)	—	—

	(7,773)	(12,495)	(16,397)

Cascal

Tax expense—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2005	2006	2007

United Kingdom	(5,112)	(5,450)	(6,518)
South Africa	(224)	(411)	(613)
Indonesia	(972)	(937)	(1,046)
China	—	—	1,117
Chile	(127)	27	(522)
Panama	—	—	—
Mexico	(110)	(143)	(138)
The Philippines	—	—	(60)
Holding Companies	684	(123)	836

Continuing Operations	(5,861)	(7,037)	(6,944)

Discontinued Operations
Belize	—	(1,162)	—
Mexico	(157)	—	—

	(6,018)	(8,199)	(6,944)

Cascal

Net profit—geographical analysis

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2005	2006	2007

United Kingdom	9,647	12,944	15,425
South Africa	1,129	831	1,411
Indonesia	2,277	2,157	2,350
China	—	—	956
Chile	(648)	(1,941)	(2,198)
Panama	—	—	2,315
Mexico	(269)	356	346
The Philippines	524	535	655
Holding Companies	(2,292)	168	(13,244)

Continuing Operations	10,368	15,050	8,016

Discontinued Operations
Belize	451	3,570	—
Mexico	14,983	—	—

	25,802	18,620	8,016

Exchange rate results of USD 0.4 million, USD 0.2 million and USD 6.8 million have been charged in arriving at net profit for the years ended March 31, 2005, 2006 and 2007, respectively.

19—Staff costs

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2005	2006	2007

Wages and salaries	19,901	19,217	21,930
Social charges	1,391	1,480	1,815
Pension charges	3,015	2,116	1,780
Staff redundancy costs	495	161	178
Capitalized own cost	(2,071)	(2,062)	(2,105)

	22,731	20,912	23,598

Cascal

20—Depreciation and amortization of intangible and tangible fixed assets

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2005	2006	2007

Amortization of intangible fixed assets	694	738	1,099
Depreciation of tangible fixed assets	13,916	14,654	16,899
Amortization of negative goodwill	—	—	(18)

Continuing Operations	14,610	15,392	17,980

Discontinued Operations	1,975	674	—

	16,585	16,066	17,980

The aggregate amortization expense for intangible assets, for each of the next five years, is estimated to be approximately USD 1.4 million.

21—Disposal of subsidiary

On October 3, 2005 the Company sold its 83% interest in Belize Water Services Limited to the Government of Belize. The following is a summary of the effect of this disposal on the consolidated financial statements for the year ended March 31, 2006:

Belize Water Services Limited—statement of income for the period April 1, 2005 to October 3, 2005

Amounts expressed in thousands of USD

Net turnover	7,045
Operating expenses	5,003

Operating profit	2,042

Net financial income and expense	(1,320)

Profit before taxation	722

Taxation	—

Profit after taxation	722

Minority interest	(125)

Net profit	597

Cascal

Belize Water Services Limited—Balance Sheet as at October 3, 2005

Amounts expressed in thousands of USD

Fixed Assets		58,180
Current Assets(1)		4,725

Total Assets		62,905

Provisions and deferred income		308
Long term liabilities		33,255
Current liabilities		2,291

Total Liabilities		35,854

Minority Interests		4,682

Net assets disposed of by Cascal B.V.		22,369

Consideration—settled in cash(2)	18,808
—deferred(3)	9,920	28,728

		6,359

Costs of Disposal		(2,224)

Pre-tax profit on disposal of subsidiary		4,135

Taxation		(1,162)

Post-tax profit on disposal of subsidiary		2,973

(1)	Including USD 1.0 million in respect of cash at bank and in hand.

(2)	Comprised of USD 14.9 million for shares and USD 3.9 million for other amounts receivable in connection with this divestment.

(3)	Originally secured by four promissory notes issued by the Government of Belize with a face value of USD 2.5 million each, with one promissory note maturing at each of the first four anniversary dates of the completion of the sale of Belize Water Services Limited by Cascal B.V. Each note bears interest on its face value at a rate of 10% per annum. One note has been repaid.

Belize Water Services Limited—Summary of Cash Flows for the period April 1, 2005 to October 3, 2005

Amounts expressed in thousands of USD

Cash flows from operating activities	1,450
Cash flows from investing activities	(863)
Cash flows from financing activities	(809)

Cascal

22—Taxation

Profit before taxation for both continuing and discontinued operations in the consolidated statements of income consists of the following:

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2005	2006	2007

Profit before taxation:
The Netherlands	9,922	2,332	(14,183)
International	25,964	24,865	29,896

Total profit before taxation	35,886	27,197	15,713

Current tax
The Netherlands	(244)	238	28
International	5,754	5,420	5,230

Total	5,510	5,658	5,258

Deferred taxation:
The Netherlands	(408)	936	(1,535)
International	916	1,605	3,221

Total	508	2,541	1,686

Continuing Operations	5,861	7,037	6,944
Discontinued Operations	157	1,162	—

Total tax expense	6,018	8,199	6,944

Cash payments for taxation were USD 5.2 million, USD 6.6 million and USD 4.1 million for the years ended 2005, 2006 and 2007 respectively. The table below presents the overview of the tax effect on income and on equity.

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2005	2006	2007

Income taxes—analysis of total income taxes
Income from continuing operations	5,861	7,037	6,944
Discontinued operations	157	1,162	—

Income taxes recognized in the statement of income	6,018	8,199	6,944
Tax effect of change in accounting policy	—	(6,988)	—
Retranslation of foreign currency assets and liabilities	693	(2,055)	3,216

Total	6,711	(844)	10,160

Cascal

Income taxes—analysis of income taxes attributable to continuing operations

	Year ended March 31, 2005
Amounts expressed in thousands of USD	Netherlands	International	Total

Current	(244)	5,614	5,370
Deferred	(408)	899	491

Total	(652)	6,513	5,861

	Year ended March 31, 2006
	Netherlands	International	Total

Current	(924)	5,420	4,496
Deferred	936	1,605	2,541

Total	12	7,025	7,037

	Year ended March 31, 2007
	Netherlands	International	Total

Current	28	5,230	5,258
Deferred	(1,535)	3,221	1,686

Total	(1,507)	8,451	6,944

The table below presents the movements in the net deferred tax position.

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2005	2006	2007

Income taxes—analysis of total deferred tax
Origination and reversal of temporary differences exclusive of items below	884	2,151	(145)
Acquisition of subsidiaries	—	—	188
Prior year adjustments	(45)	(191)	246
Adjustments for rate changes	—	(75)	(1,314)
Increases in deferred tax assets not recognized	102	802	2,952
Decreases in deferred tax assets not recognized	(433)	(146)	(53)
Tax effect of change in accounting policy	—	(6,988)	—
Retranslation of foreign currency assets and liabilities	693	(2,122)	3,216

Total	1,201	(6,569)	5,090

Cascal

The following is a reconciliation of the statutory corporate tax rate in The Netherlands with the effective rate as a percentage of profit before taxation for both continuing and discontinued operations, as reported in the consolidated statements of income:

	Year ended			Year ended			Year ended
	March 31, 2005			March 31, 2006			March 31, 2007
Amounts expressed in thousands of USD		%			%			%

Income before tax	35,886			27,197			15,713
Dutch average standard rate	31.5%			29.6%			28.6%
Income before tax at standard rate	11,304	31.5%		8,050	29.6%		4,494	28.6%
Disallowed expenditure	34	0.1%		207	0.8%		716	4.6%
Non-taxable income	(4,483)	(12.5%	)	(97)	(0.4%	)	(62)	(0.4%	)
Prior period adjustments	(221)	(0.6%	)	(177)	(0.7%	)	(93)	(0.6%	)
Increases in deferred tax assets not recognized	102	0.3%		802	2.9%		2,952	18.8%
Decreases in deferred tax assets not recognized	(433)	(1.2%	)	(146)	(0.5%	)	(53)	(0.3%	)
Inflation adjustment	(93)	(0.3%	)	(180)	(0.7%	)	(263)	(1.7%	)
Effect of overseas tax rates	(461)	(1.3%	)	(765)	(2.8%	)	(852)	(5.4%	)
Other, net	269	0.8%		505	1.9%		105	0.6%

Total tax charge	6,018	16.8%		8,199	30.1%		6,944	44.2%

Cascal

The tables below present an overview of the nature of the balance sheet amounts (recognized and unrecognized and specified per balance sheet item).

	Year ended	Year ended
Amounts expressed in thousands of USD	March 31, 2006	March 31, 2007

Income taxes—balance sheet analysis
Total deferred tax assets
Current	1,494	171
Non-current	24,516	27,253

Deferred tax assets not recognized
Current	(191)	—
Non-current	(2,867)	(8,447)

Net deferred tax assets
Current	1,303	171
Non-current	21,649	18,806
Deferred tax liabilities
Current	(236)	(2,084)
Non-current	(49,505)	(48,772)

Total deferred tax	(26,789)	(31,879)

Cascal

	Year ended		Year ended
	March 31, 2006		March 31, 2007
Amounts expressed in thousands of USD	Recognized	Unrecognized	Recognized	Unrecognized

Income taxes—analysis of deferred tax balances
Assets
Intangibles	—	481	138	1,131
Property, plant and equipment	318	214	4,399	1,717
Pension liabilities	5,776	—	4,531	—
Provisions	1,511	192	910	—
Deferred revenue	12,156	—	6,471	—
Losses carried forward	2,181	1,634	2,054	5,063
Financial fixed assets	285	—	—	—
Current assets	—	537	90	536
Finance lease obligations	491	—	202	—
Long term liabilities	—	—	63	—
Other, net	234	—	119	—

	22,952	3,058	18,977	8,447

Liabilities
Intangibles	(320)		(651)
Property, plant and equipment	(43,903)		(43,661)
Provisions	(299)		(11)
Prepayments	(1,924)		—
Financial fixed assets	—		(18)
Current assets	—		(2,084)
Long term liabilities	—		(308)
Investments in affiliates	(2,907)		(4,105)
Other, net	(388)		(18)

Net deferred tax liabilities	(49,741)		(50,856)

Net deferred tax position	(26,789)		(31,879)

Cascal

	Year ended		Year ended
	March 31, 2006		March 31, 2007
Amounts expressed in thousands of USD	Current	Non-current	Current	Non-current

Income taxes—analysis of deferred tax balances by jurisdiction
United Kingdom	—	(25,341)	—	(34,801)
South Africa	1,287	(1,751)	(1,740)	732
China	n/a	n/a	3	3,306
Indonesia	—	271	—	217
Chile	(220)	1,286	(176)	736
Mexico	—	(38)	—	33
The Netherlands	—	(2,283)	—	(748)
Panama	—	—	—	559

Total income taxes	1,067	(27,856)	(1,913)	(29,966)

Tax loss carryforwards

Amounts expressed in thousands of USD	The Netherlands	UK	South Africa	Chile	China	Total

March 31, 2006
Tax loss carryforwards	2,282	2,856	586	12,390	n/a	18,114

Tax effect	676	857	176	2,106	n/a	3,815
Deferred tax assets not recognized	—	(857)	—	(777)	n/a	(1,634)

Deferred tax asset recognized	676	—	176	1,329	n/a	2,181

March 31, 2007
Tax loss carryforwards	12,488	3,223	193	14,794	1,557	32,255

Tax effect	3,184	967	58	2,516	436	7,161
Deferred tax assets not recognized	(1,854)	(967)	—	(1,850)	(436)	(5,107)

Deferred tax asset recognized	1,330	—	58	666	—	2,054

Except for The Netherlands, the tax losses carried forward at March 31, 2007 do not expire at a future date, rather they remain available indefinitely to be set off against future taxable profits of the Group company to which they belong.

For The Netherlands, losses can be carried forward for 9 years from the date losses were incurred with the exception that losses incurred in 2002 and earlier can be carried forward only until the end of 2011.

Cascal

Roll forward of deferred tax assets not recognized

Amounts expressed in thousands of USD

Balance at April 1, 2004	2,610
Increases in deferred tax assets not recognized	102
Decreases in deferred tax assets not recognized	(433)
Amounts recorded in equity on retranslation of foreign currency balances	87

Balance at March 31, 2005	2,366
Increases in deferred tax assets not recognized	802
Decreases in deferred tax assets not recognized	(146)
Amounts recorded in equity on retranslation of foreign currency balances	36

Balance at March 31, 2006	3,058
Prior year adjustments	552
Increases in deferred tax assets not recognized	2,952
Decreases in deferred tax assets not recognized	(53)
Acquisition of subsidiary	1,806
Amounts recorded in equity on retranslation of foreign currency balances	132

Balance at March 31, 2007	8,447

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize both recognized and unrecognized deferred tax assets, the Company would need to generate future taxable income of approximately USD 113.3 million in future periods. Taxable income for the years ended March 31, 2005, 2006 and 2007 was USD 25.2 million, USD 33.9 million and USD 15.6 million, respectively. These amounts differ from historical profit before taxation due to the disposal of certain low-tax operations in Mexico in 2005 and due to the existence of operations in low- and zero-tax jurisdictions.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences to the extent deferred tax assets have been recognized at March 31, 2006 and 2007. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Subsequently recognized tax benefits relating to unrecognized deferred tax assets as of March 31, 2007 would be allocated to the consolidated statement of income, with the exception of USD 1.7 million of acquired losses carried forward in China, which benefit would be recognized by an adjustment to purchase price allocation and which would result in an increase in negative goodwill.

Cascal

23 — Acquisition of subsidiary under common control

On June 30, 2006, the Group acquired Biwater Supply Limited, and its subsidiary Aguas de Panama, S.A., from Biwater Plc for a consideration of USD 14.3 million in total including cash acquired of USD 3.9 million. The net cash consideration was, therefore, USD 10.4 million. Biwater Supply Limited’s only assets at the acquisition date were its 100% shareholding in Aguas de Panama, S.A. and its right to acquire an 87% interest in China Water. Accordingly, the table below presents the separate assets and liabilities of Aguas de Panama, S.A. as being those that the Group acquired. The table is presented under Dutch GAAP. Management considers this acquisition to be a “transaction under common control” and is not therefore accounted for as a business combination in these financial statements. The Group has consolidated the assets and liabilities of Aguas de Panama, S.A. from June 26, 2006, the date on which that entity and the Company fell under the common control of Biwater Plc. The separate assets and liabilities acquired have been consolidated at their carrying values in the consolidated financial statements of Biwater Plc with the difference between the aggregate net assets and the consideration given of USD 1.8 million accounted for as a deemed distribution to shareholders.

Aguas de Panama, S.A.—Statement of income for the period April 1, 2006 to June 26, 2006

Amounts expressed in thousands of USD	Unaudited

Net turnover	1,659
Operating expenses	(1,014)

Operating profit	645
Net financial income and expense	(272)

Profit before taxation	373
Taxation	—

Profit after taxation	373
Minority interest	—

Net profit	373

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Aguas de Panama, S.A.—Balance sheet as of June 26, 2006

Amounts expressed in thousands of USD	Unaudited

Tangible fixed assets	22,115
Financial fixed assets (deferred tax)	521
Current assets(1)	4,519

Total assets	27,155

Long term liabilities	11,920
Current liabilities	636

Total liabilities	12,556

Net assets acquired	14,599

Consideration—settled in cash	14,340
—deemed distribution to Biwater Plc	(1,785)
—deferred taxation recorded in Cascal Investment Limited as a result of its investment in Aguas de Panama, S.A.	2,044

14,599

(1)	Including USD 3.9 million of cash at bank and in hand.

24 — Acquisition of subsidiaries

On November 15, 2006, the Group acquired 87% of the share capital of The China Water Company, Limited (China Water) for a total consideration of USD 25.1 million. The results of China Water’s operations have been included in the consolidated financial statements since November 15, 2006. China Water has majority interests in four water projects in China. In recent years management believes that China has had the highest number of public-private participation transactions in the water sector. Accordingly, management believes that China Water’s operations are well placed to benefit from further growth in new projects in this market. The acquisition of China Water supports the Company’s growth strategy in new geographical markets.

The acquired business contributed revenues of USD 2.9 million and net loss of USD 0.1 million to the Group for the period from November 15, 2006 to March 31, 2007.

If the acquisition had occurred on April 1, 2006, unaudited Group revenue would have been USD 127.3 million, unaudited net profit would have been USD 7.2 million, and there would have been a decrease in unaudited earnings per share of USD 101 for the year ended March 31, 2007.

Details of net assets acquired and goodwill based on the Company’s preliminary purchase price allocation are as follows:

Amounts expressed in thousands of USD

Purchase consideration:
– Cash paid	24,763
– Direct costs relating to the acquisition	328

Total purchase consideration	25,091
Fair value of net assets acquired	26,254

Negative goodwill	(1,163)

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The assets and liabilities arising from the acquisition are as follows:

		Acquiree’s
	Fair	carrying
Amounts expressed in thousands of USD	value	amount

Cash and cash equivalents	14,218	14,218
Property, plant and equipment (note 6)	21,499	39,472
Other non-current assets	—	48
Inventories	198	198
Receivables	850	850
Payables	(2,857)	(2,857)
Net deferred tax assets (notes 7 and 13)	2,013	(169)

Net assets	35,921	51,760

Minority interests	(9,667)

Net assets acquired	26,254

Total consideration settled in cash		25,091
Cash and cash equivalents in subsidiary acquired		(14,218)

Cash outflow on acquisition		10,873

On February 1, 2007 the Group acquired 100% of the share capital of Pre-Heat Limited for an initial cash consideration of GBP 3.5 million (USD 6.9 million). The share purchase agreement also provided for contingent and deferred consideration to be paid to the sellers of the business at dates in the future. Payment of the contingent consideration is predicated upon the collection of certain amounts owed by customers at the date of the acquisition while the deferred consideration only becomes payable if certain gross profit improvement targets are achieved during the two-year period commencing on the date of the acquisition and the sellers remain in employment. The consolidated financial statements recognize a liability at the balance sheet date, for both contingent and deferred consideration, that is based on management’s best estimate of the amounts that will ultimately become due for payment. In addition, the Group incurred costs of USD 0.1 million relating to this acquisition. The total consideration payable is, therefore, estimated at USD 8.9 million. Pre-Heat supplies gas installation and maintenance services in the South of England. The acquisition of Pre-Heat supports the Company’s UK growth strategy in new markets.

The acquired business contributed revenues of USD 1.6 million and net profit of USD 0.1 million to the Group for the period from February 1, 2007 to March 31, 2007.

If the acquisition had occurred on April 1, 2006, unaudited Group revenue would have been USD 128.8 million, unaudited net profit would have been USD 8.1 million and there would have been an increase in unaudited earnings per share of USD 9 for the year ended March 31, 2007.

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Details of net assets acquired and goodwill based on the Company’s preliminary purchase price allocation are as follows:

Amounts expressed in thousands of USD

Purchase consideration:
– Cash paid	6,863
– Contingent and deferred consideration	1,862
– Direct costs relating to the acquisition	147

Total consideration	8,872
Fair value of net assets acquired	6,239

Goodwill	2,633

The goodwill arose as a result of the Company’s valuation for purchase price allocation purposes of the existing contracts within Pre-Heat.

The assets and liabilities arising from the acquisition are as follows:

		Acquiree’s
	Fair	carrying
Amounts expressed in thousands of USD	value	amount

Cash and cash equivalents	1,629	1,629
Property, plant and equipment (note 6)	1,387	1,208
Contracts (included in intangibles) (note 5)	1,978	—
Inventories	439	439
Receivables	3,417	3,417
Payables	(1,940)	(1,940)
Net deferred tax liabilities (note 13)	(671)	(76)

Net assets	6,239	4,677

Purchase consideration paid in cash		7,010
Cash and cash equivalents in subsidiary acquired		(1,629)

Cash outflow on acquisition		5,381

There were no acquisitions in the year ended March 31, 2006 or 2005.

See note 28 for disclosures regarding the business combination that took place after the balance sheet date but before the approval of these financial statements.

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25—Earnings per share

Amounts, except share and per share amounts,	Year ended	Year ended	Year ended
expressed in thousands of USD	March 31, 2005	March 31, 2006	March 31, 2007

Total basic and diluted earnings per share	1.18	0.85	0.37

Continuing Operations	0.47	0.69	0.37

Discontinued Operations	0.71	0.16	—

Weighted average number of shares	21,849,343	21,849,343	21,849,343

Profit from continuing operations	10,368	15,050	8,016

Profit from discontinued operations	15,434	3,570	—

Total net profit	25,802	18,620	8,016

—Distributions per share

Amounts, except share and per share amounts,	Year ended	Year ended	Year ended
expressed in thousands of USD	March 31, 2005	March 31, 2006	March 31, 2007

Distributions paid per share	1.10	—	4.32

Weighted average number of shares	21,849,343	21,849,343	21,849,343

Total distributions made	24,000	—	94,397

26—Related party transactions

During the period covered by these consolidated financial statements, the Company was a joint venture between Biwater Plc and n.v. Nuon up to and including June 25, 2006. From June 26, 2006 the Company was a wholly owned subsidiary of Biwater Plc. The Company operated autonomously, with regular reports to, and oversight from, the Supervisory Board. Agreement of the sums due to or from each of the joint venture partners in respect of the items listed below was subject to scrutiny to ensure that all prices were set on an arm’s length basis. Management believes that the terms of the arrangements between the entities were consistent throughout the periods presented.

The Group paid directors’ fees to Biwater Plc amounting to USD 77,000 (2006: USD 90,000, 2005: USD 90,000) and USD 0 to n.v. Nuon (2006: USD 90,000, 2005: USD 90,000). These fees form part of other operating charges in the consolidated statement of income.

The Group purchased equipment and services from subsidiaries of Biwater Plc totalling USD 1.6 million (2006: USD 0.5 million, 2005: (USD 0.9 million) and USD 0 million from n.v. Nuon (2006: USD 0.3 million, 2005: USD 0.45 million)). Of this USD 1.6 million, USD 0.9 million are the costs in preparation for an initial public offering described below. The remaining USD 0.7 million form part of other operating charges. In addition, USD 1.0 million was paid on the Company’s behalf by Biwater and subsequently refunded to Biwater to facilitate the purchase of China Water.

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The Group invoiced USD 0.4 million (2006: USD 0.7 million, 2005: USD 0.5 million) to Biwater Plc for services rendered. USD 0.2 million forms part of interest income in the consolidated statement of income. The remaining USD 0.2 million is a credit to other operating charges.

As at March 31, 2007 the Group had outstanding amounts payable to Biwater Plc and its subsidiaries of USD 3.4 million (2006: USD 0, 2005: USD 20,000). These amounts are shown as amounts payable to Group companies in current liabilities. (See note 15.)

As at March 31, 2007 the Group had outstanding amounts receivable from Biwater Plc and its subsidiaries of USD 5.8 million (2006: USD 0.6 million, 2005: USD 0.6 million). These amounts are shown as receivables from affiliated companies in debtors (See note 9.)

As at March 31, 2007 the Group had outstanding amounts payable to n.v. Nuon of USD 0 (2006: USD 0, 2005: USD 0).

As at March 31, 2007 the Group had outstanding amounts receivable from n.v. Nuon of USD 48,000 (2006: USD 0, 2005: USD 0). These amounts are shown as receivables from affiliated companies in debtors. (See note 9).

Bournemouth & West Hampshire Water Plc has a liability of GBP 1.5 million (USD 3.1 million) to Biwater Plc in consideration for tax losses arising during the period between June 26, 2006 and March 31, 2007 that Biwater Plc surrendered to Bournemouth & West Hampshire Water Plc in accordance with group loss relief provisions contained in UK tax legislation.

During the period from June 26, 2006 to March 31, 2007, the Company’s subsidiary , Aguas de Panama, S.A., purchased operation and maintenance service from Biwater International Limited’s Panama branch amounting to USD 2.8 million. As at March 31, 2007, Aguas de Panama, S.A. owed Biwater International Limited USD 0.2 million for operation and maintenance services.

In preparation for an initial public offering, the Company has incurred certain transaction related costs. At March 31, 2007 such costs totalled USD 8.9 million. These costs will ultimately be borne by the Company in respect of primary shares issued in connection with the above mentioned offering and by the Company’s immediate parent, Biwater B.V., in respect of secondary shares to be sold in connection with the initial public offering. The Company estimates that the split of primary shares to secondary shares will be 50:50. Such amounts are recorded in the consolidated balance sheet as at March 31, 2007 within other debtors with the exception of incremental amounts charged to the statement of income during the period.

27—	Summary of differences between accounting policies generally accepted in The Netherlands and in the United States of America

The accompanying consolidated financial statements have been prepared in accordance with Dutch GAAP, which differs in certain respects from accounting principles generally accepted in the United States of America (US GAAP). Reconciliations of net profit and shareholders’ equity under Dutch GAAP with the corresponding amounts under US GAAP are set out below.

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Effect on net profit of differences between Dutch and US GAAP

				For the periods
			Year ended	April 1, 2006	June 26, 2006
Amounts, except share and per share amounts,			March 31,	to	to
expressed in thousands of USD	Note		2006	June 25, 2006	March 31, 2007
Net profit in accordance with Dutch GAAP			18,620	3,598	4,418
US GAAP adjustments
—Pensions	(a	)	—	—	—
—Goodwill amortization	(b	)	243	60	204
—Depreciation and amortization of fair value adjustments pushed down into Cascal B.V.	(c	)	—	—	(526)
—Business combinations	(d	)	—	—	353
—Tax effect of US GAAP differences			—	—	(160)

Net profit in accordance with US GAAP			18,863	3,658	4,289

Net profit may be analyzed as follows:
Continuing operations			16,229	3,658	4,289
Discontinued operation			2,634	—	—

Net profit in accordance with US GAAP			18,863	3,658	4,289

Net profit per share

Basic and diluted net profit per share is computed by dividing the net profit applicable to common shares after any premium on the redemption of preference shares, if any, by the weighted average of common shares outstanding during the period.

A reconciliation of the numerator for the purposes of calculating net profit per share under US GAAP is as follows:

		For the periods
	Year ended	April 1, 2006	June 26, 2006
	March 31,	to	to
Amounts expressed in thousands of USD	2006	June 25, 2006	March 31, 2007
Net profit in accordance with US GAAP	18,863	3,658	4,289

Premium on redemption of preference shares	(25,875)	—	—
Net profit (loss) attributable to common shareholders	(7,012)	3,658	4,289

Net profit (loss) per share in accordance with US GAAP basic and diluted method (USD)
Continuing operations	(0,44)	0.17	0.20
Discontinued operations	0.12	—	—

	(0.32)	0.17	0.20
Number of shares—Basic and diluted	21,849,343	21,849,343	21,849,343

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Effect on shareholders’ equity of significant differences between Dutch and US GAAP

			As at	As at
			March 31,	March 31,
	Note		2006	2007
Shareholders’ equity in accordance with Dutch GAAP			119,039	38,552
US GAAP adjustments
—Pensions	(a	)	(671)	3,399
—Goodwill amortization	(b	)	845	1,339
—Fair value adjustments pushed down to Cascal B.V.	(c	)	—	32,872
—Business combinations	(d	)	—	1,131
—Tax effect of US GAAP differences			201	(9,953)

Shareholders’ equity in accordance with US GAAP			119,414	67,340

Changes in shareholders’ equity

	Year ended	Year ended
Amounts expressed in thousands of USD	March 31, 2006	March 31, 2007
The reconciliation of the movements in shareholders’ equity is as follows:
Opening shareholders’ equity—in accordance with US GAAP	127,390	119,414
Net income for the period April 1, 2006 to June 25, 2006	—	3,658
Net income for the period June 26, 2006 to March 31, 2007	—	4,289
Net income for the period April 1, 2005 to March 31, 2006	18,863	—
Foreign exchange and other movements
For the period April 1, 2006 to June 25, 2006	—	1,351
For the period June 26, 2006 to March 31, 2007	—	5,297
For the period April 1, 2005 to March 31, 2006	(964)	—
Premium on redemption of Preference Shares	(25,875)	—
Distributions to shareholders	—	(93,802)
Fair value adjustments pushed down to Cascal B.V.	—	24,188
Cumulative adjustment on adoption of SFAS 158 (net of tax effect of USD 1,265 )	—	2,945

Closing shareholders’ equity—in accordance with US GAAP	119,414	67,340

Significant differences between Dutch and US accounting principles

(a) Pensions

The Group accounts for the costs of pensions under the rules set out in Dutch GAAP.

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On April 1, 2005, the Group adopted for the first time the new Dutch GAAP basis of accounting for pension costs Guideline 271, which follows the guidance set out in IAS 19 Employee Benefits. At the date of adoption, the Group has recorded the unfunded pension benefit obligation, in accordance with the transition rules under Dutch GAAP, which do not require comparative periods to be restated for the effects of this change.

Under US GAAP, the Group adopted SFAS 87 Employers’ Accounting for Pensions as at April 1, 2004. The transition rules permitted for foreign private issuers resulted in the unfunded pension benefit obligation, calculated in accordance with US GAAP, being recognized as a liability on that date.

Under both Dutch and US GAAP, defined benefit pension costs are determined on a systematic basis over the length of employee service. However, prior to April 1, 2005, the rules under Dutch GAAP were less prescriptive than US GAAP in respect of the actuarial assumptions that must be used and the allocation of costs to accounting periods. Dutch GAAP previously permitted the annual pension cost to be calculated based upon the contributions payable by the sponsoring employer into the fund. Furthermore, the actuarial valuation under US GAAP had to be carried out on an annual basis, whereas a triennial valuation was required for Dutch GAAP purposes.

From April 1, 2005 the pension accounting rules for determining net periodic cost to be charged to the statement of income under Dutch GAAP are generally consistent with those which have been applied throughout the periods presented under US GAAP. Both GAAP bases now require each significant assumption to determine annual pension cost to be a best estimate with respect to that individual assumption. For example, the discount rate used should be that for ’AA’ rated bonds with a similar maturity to the pension obligations, and the value of the plan’s assets should be based upon market values at each balance sheet date.

Effective March 31, 2007, the Company adopted the recognition and disclosure provisions of FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post retirement Plans” (SFAS 158). SFAS 158 requires companies to recognize the funded status of defined benefit pension and other post retirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status reported on the balance sheet as of March 31, 2007 under SFAS 158 was measured as the difference between the fair value of plan assets and the benefit obligation. The incremental effect of applying SFAS 158 on the Company’s financial position as of March 31, 2007 was as follows:

	Before application		After application
Amounts expressed in thousands of USD	of SFAS 158	Adjustments	of SFAS 158

Other assets	17,199	(1,265)	15,934
Total long term assets	390,042	(1,265)	388,777
Total assets	494,667	(1,265)	493,402
Other liabilities	15,333	(4,218)	11,115
Shareholder’s equity	70,292	(2,952)	67,340
Total liabilities and shareholder’s equity	494,667	(1,265)	493,402

The recognition provisions of SFAS 158 had no effect on the statements of income for the periods presented.

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Under Dutch GAAP, the Group recorded a liability before deferred taxation in respect of its UK defined benefit pension plan of USD 15.0 million as at March 31, 2007 (USD 19.3 million as at March 31, 2006). Under US GAAP, the Group has calculated a pension liability of USD 11.0 million as at March 31, 2007 (liability of USD 19.9 million as at March 31, 2006) in respect of the same pension plan. Of the difference between Dutch GAAP and US GAAP defined pension liabilities of USD 4.0 million as of March 31, 2007, USD 0.6 million has been recognized in US GAAP financial statements on push down of fair values recognized in the Nuon transaction described in note (c) below. The Group’s equity method investments in Indonesia and The Philippines both operate defined benefit pension plans the aggregate liabilities of which at March 31, 2007 under Dutch GAAP were USD 0.2 million. The following disclosures related to the plan have been presented in accordance with the requirements of SFAS 158 and SFAS 132(R) in the following tables:

		For the periods
		April 1, 2006	June 26, 2006
		to	to
Amounts expressed in thousands of USD	2006	June 25, 2006	March 31, 2007
Pension expense
Service cost	1,046	345	1,018
Interest cost	5,187	1,351	4,212
Expected return on plan assets	(4,563)	(1,344)	(4,225)

Net periodic pension expense	1,670	352	1,005

Amounts expressed in thousands of USD	March 31, 2006	March 31, 2007

Change in benefit obligation
Benefit obligation at beginning of year	102,924	105,750
Service cost	1,045	1,363
Interest cost	5,187	5,563
Plan participants’ contributions	350	439
Benefits paid	(4,531)	(4,856)
Net actuarial (gain)/loss	8,851	(3,764)
Effect of foreign currency	(8,076)	13,430

Benefit obligation at end of year	105,750	117,925

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Amounts expressed in thousands of USD	March 31, 2006	March 31, 2007

Change in plan assets
Fair value of plan assets at beginning of year	79,631	86,863
Employer contributions	4,003	7,758
Plan participants’ contributions	350	439
Benefits paid	(4,531)	(4,856)
Actual return on plan assets	13,789	5,308
Effect of foreign currency	(6,379)	11,392

Fair value of plan assets at end of year	86,863	106,904

Amounts expressed in thousands of USD	March 31, 2006	March 31, 2007

Funded status
Fair value of plan assets	86,863	106,904
Benefit obligation	(105,750)	(117,925)

Funded status	(18,887)	(11,021)
Unrecognized net (gain)/loss	(1,037)	—

Net amount recognized	(19,924)	(11,021)

Amounts expressed in thousands of USD	March 31, 2006	March 31, 2007

Change in accrued pension costs
Accrued pension costs at beginning of year	(24,020)	(19,924)
Employer contributions	4,003	7,758
Net periodic pension cost April 1, 2006 to June 25, 2006	—	(352)
Adjustment on acquisition of 50% of shares of the Company by Biwater plc	—	557
Net periodic pension cost June 26, 2006 to March 31, 2007	—	(1,005)
Net periodic pension cost April 1, 2005 to March 31, 2006	(1,670)	—
Effect of foreign currency	1,763	(2,273)

Accrued pension costs at end of year	(19,924)	(15,239)
Adoption of SFAS 158	—	4,218

Accrued pension costs at end of year	—	(11,021)

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Future benefit payments

The expected benefit payments for the UK defined benefit plan over the next ten years are as follows:

Amounts expressed in thousands of USD

2008	5,102
2009	5,267
2010	5,437
2011	5,612
2012	5,794
2013—2017	31,902

Net periodic pension expense assumptions

The actuarial assumptions used to determine the net periodic pension expense for the years ended March 31 were as follows:

	2006	2007

Discount rate	4.9%	5.25%
Expected long term return on plan assets	5.6%	6.00%
Rate of salary increase	4.5%	4.65%

Defined benefit pension obligation assumptions

The actuarial assumptions used to determine the defined benefit pension obligation at March 31 were as follows:

	2006	2007

Discount rate	4.9%	5.25%
Rate of salary increase	4.5%	4.65%
Rate of pension increase	3.0%	3.15%

It is estimated that the effect of a 0.5% increase or decrease in the discount rate or the expected long term return on plan assets on the net periodic pension expense for the year ended March 31, 2007 would be USD 0.9 million and USD 1.9 million, respectively. These assets are managed by professional investment managers. The primary objective is long term growth of assets in order to meet present and future obligations.

The trustee’s policy is to invest in a broad range of assets. The target allocation of funds is: index-linked government securities (35%); equity shares (20%); corporate bonds (25%); and commercial property (10%).

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The plan assets were invested as follows:

	March 31,		March 31,
Amounts expressed in thousands of USD	2006	%	2007	%

Equity and properties	36,491	42.0	44,647	41.8%
Gilts	28,129	32.4	33,455	31.3%
Corporate bonds	20,205	23.3	22,757	21.3%
Cash	2,038	2.3	6,045	5.6%

	86,863	100.0	106,904	100%

Contributions to the plan for the year ending March 31, 2008 are expected to be USD 2.2 million.

(b) Goodwill amortization

Under Dutch GAAP goodwill is presumed to have a finite useful economic life of 20 years or less. Accordingly, goodwill arising on consolidation is amortized over 20 years for Dutch GAAP reporting purposes. In accordance with the requirements of SFAS 142, goodwill arising from business combinations is not subject to annual amortization for reporting under US GAAP. For US GAAP reporting purposes goodwill arising on consolidation is “pushed down” into the books of the acquired business. Push down accounting is prohibited under Dutch GAAP.

(c) Fair value adjustments pushed down into Cascal B.V.

For US GAAP purposes, the acquisition by Biwater of the 50% of the Company’s shares previously owned by Nuon has been accounted for in accordance with SFAS No. 141, “Business Combinations” (“SFAS 141”) and Staff Accounting Bulletin (SAB) Topic 5-J, “Push Down Basis of Accounting Required in Certain Limited Circumstances,” with “push-down” accounting applied to the 50% of the assets not already owned by Biwater. As a result, the Company has undertaken a purchase price allocation exercise, which has resulted in changes to the values of certain assets and liabilities by an amount representing 50% of the difference between their fair value as of June 26, 2006 and their book value as of that date as required under US GAAP. This “push-down” exercise is not permitted under Dutch GAAP. The total purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed based upon management’s best estimates of fair values which include the findings set out in third party valuation reports on long-lived tangible and intangible assets.

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The following table summarizes the effects of the Company’s purchase price allocation as at June 26, 2006 and the effect on net profit for the period from June 26, 2006 through March 31, 2007.

					Effect on
			50% of		net profit
			difference		June 26,
			between	Assumed	2006 to
			fair and	economic	March 31,
(Dollars in thousands)			book values	life (Years)	2007

Property, plant and equipment:
—Freehold land (not depreciating)	(i	)	15,821	n/a	n/a
—Other	(i	)	(13,621)	2-44	477
Intangible assets:
—Customer relationships	(ii	)	840	3-17	(126)
—Brand names and trademarks	(iii	)	92	3	(24)
—Water rights	(iv	)	4,644	22	(168)
—License and concession agreements	(v	)	4,393	14-23	(186)
Other assets			21	3	(6)
Long-term debt	(vi	)	(1,130)	3-28	9
Pension obligations	(vii	)	547	15	(27)
Deferred revenue	(viii	)	20,526	17-50	(456)

Pre-tax effect of “push-down” accounting			32,133		(507)
Deferred taxes on above items, net	(ix	)	(7,945)		138

Total effect of “push-down” accounting			24,188		(369)

Book value of assets and liabilities at 50%			62,212

Consideration			86,400

(i) Property, plant and equipment have been valued on a depreciated replacement cost basis. Depreciated replacement cost has been determined by first establishing the Replacement Cost New (“RCN”), which is the cost to replace the asset with like utility using current material and labor rates and therefore establishes the highest amount a prudent investor would be prepared to pay. RCN was determined by applying an inflation-based index to historical amounts contained within the Company’s records. Adjustments have then been made to the RCN to reflect a loss in value due to physical deterioration, functional obsolescence and economic obsolescence, as appropriate, in order to reach a fair value based on depreciated replacement cost. Depreciation is calculated based on the remaining estimated useful economic life of the asset.

(ii) Customer relationships have been valued by reference to the present value of the operating cash flows that they generate over their term, taking into account the probability of their renewal.

(iii) Brand names and trademarks have been valued using the relief from royalties approach, which reflects value by estimating the savings that are realized by the owner of the brand or trademark relative

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to the amount that an unrelated party could expect to have to pay as a percentage of revenue for their use. This approach requires an assessment to be made of the amount that a third party would be prepared to pay (as a percentage of revenues) for use of the brand name or trademark in question.

(iv) Water rights relate solely to the Company’s Chilean operations and have been valued using data from an independent valuation firm based on their market price estimated by reference to the values at which similar assets have changed hands in arm’s length transactions between willing buyers and sellers.

(v) License and concession agreements have been valued using an income-based methodology that uses discounted cash flows. The operating cash flows attributable to each license or concession are calculated by charging appropriate costs to the identifiable revenue stream. These cash flows represent a return on all of the assets employed in their generation. In order to separately value the licenses and concessions, the value and the required return for other identifiable assets must be determined. These contributory asset charges represent the fair return required on all assets that are necessary for the realization of the cash flows and as such are made for all assets that contribute to the cash flows in line with their contribution. Charges for use of contributory assets have been calculated, in the aggregate, for the use of net working capital, fixed assets and an assembled work force. The contributory asset charges are deducted from the cash flows calculating the net present value attributable to each license or concession. Estimates have been made of the useful economic lives of individual licenses and concessions based on the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the entity. A license or concession is amortized over that lifetime.

(vi) The adjustment to the carrying value of long term debt principally relates to the UK Artesian loan, the outstanding principal of which was GBP 68.8 million (USD 138.1 million) as at June 30, 2006. This loan bears interest at a rate of 3.08% and the principal sum accretes by the UK Retail Price Index (RPI) each year until repaid. The loan is due for repayment in 2033. The fair value of the loan has been calculated based on an assumed current real market rate for such a loan of 2.98% and average annual increases in RPI over the term of the loan of 2.64%, giving a nominal interest rate at which to discount the cash flows related to the loan of 5.62%. Adjustments to the carrying values of other long term debt have given rise to both increases and decreases in the carrying amounts of that debt.

(vii) The pension adjustment relates to the recognition of 50% of the actuarial gains and losses previously unrecognized under SFAS No. 87, “Employer’s Accounting for Pensions.”

(viii) In the Company’s historical financial statements, certain monies received from land and property developers in connection with the design, construction and connection of infrastructure have been deferred and are being recognized as revenue in the statement of income on a straight-line basis over the lives of assets used in the related water supply arrangements. As part of the purchase price allocation pushed down to the Company relating to the acquisition of 50% of the Company’s shares by Biwater, no amount of purchase price has been allocated to these deferred revenue balances pursuant to the guidance contained in Emerging Issues Task Force (EITF) Issue No. 01-3, “Accounting in a Business Combination for Deferred Revenue of an Acquiree.” That guidance states that deferred revenue in a business combination should be recognized at fair value. In the case of the deferred revenue balances in the historical financial statements of the Company, the legal obligation to supply water arises from the license or concession in the relevant jurisdiction and those obligations are taken into account when determining for purchase price allocation purposes the value of the relevant license or concession (which give rise to a right to supply water at a regulated price) and the related infrastructure assets needed to access the cash flows arising from that right.

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(ix) Deferred taxes have been calculated on the push-down adjustments above using the enacted tax rates in the jurisdictions to which the push-down adjustments relate. In determining this adjustment, management has taken account of the effect of additional taxable temporary differences on future taxable income, which could be used to recover deferred tax assets against which a full valuation allowance has been recorded in the historical financial statements.

(d) Business combinations

Partial acquisitions

Under Dutch GAAP, GAR 216, all assets and liabilities of a business acquired in a transaction in which less than 100% of a business’s equity is acquired (“partial acquisitions”) are recognized at fair value. Under US GAAP, SFAS 141, “Business Combinations,” the portion of assets and liabilities attributable to minority interests in partial acquisitions are accounted for at book value. The acquisition of 87% of The China Water Company accordingly results in different values recognized as of the date of acquisition and thereafter in different depreciation and amortization charges under Dutch GAAP and US GAAP. This GAAP difference does not affect net profit or shareholders’ equity; the effects of this difference on recorded values of tangible and intangible fixed assets, deferred taxes and minority interests are reflected in the US GAAP condensed consolidated balance sheet and statement of income presented below.

Negative goodwill

Additionally, the acquisition of China Water has given rise under Dutch GAAP, GAR 216, to negative goodwill, which is recognized as a liability on the balance sheet and amortized over the average estimated useful life of assets to which the negative goodwill relates. No deferred tax is recorded in respect of negative goodwill. Under US GAAP, SFAS 141 requires any excess of fair value of assets and liabilities acquired over the purchase price to be allocated to certain noncurrent nonmonetary assets acquired; the Group’s accounting policy under US GAAP is to allocate such amounts to assets on a relative fair value basis. The allocation of that excess gives rise to temporary differences for US GAAP, on which deferred taxes are recorded. The effect of the negative goodwill difference and a tax rate change in China has resulted in an increase of net deferred tax assets under US GAAP of USD 0.1 million over that recorded for Dutch GAAP, which difference has been recognized in income from continuing operations.

Compensation arising on acquisition of subsidiary

Consideration of up to GBP 0.8 million (USD 1.5 million) payable to the former owners of the Pre-Heat business contingent on its post-acquisition results is dependent on the continued employment of those individuals. Under Dutch GAAP this element has been treated as consideration for the acquisition of the business and included in goodwill. Under US GAAP guidance contained in EITF 95-8, “Accounting for contingent consideration paid to the shareholders of an acquired enterprise in a purchase business combination,” this element has been treated as compensation for the individuals and will be recognized over the two-year period of employment on which such payments initially depend. The total effect on net profit is to decrease net profit by USD 0.1 million and decrease shareholders’ equity by USD 0.1 million.

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(e) Differences of presentation

The Group presents its consolidated profit and loss account in accordance with Dutch GAAP. This presentation differs in certain respects from that which is required under US GAAP. The following condensed consolidated statement of income and condensed consolidated balance sheet present the results and financial position of the Group as determined under US GAAP. Dutch GAAP does not require a consolidated statement of comprehensive income, which is required under US GAAP and is presented below as well.

Condensed consolidated balance sheet:

Amounts expressed in thousands of USD	March 31, 2006	March 31, 2007
Current assets:
Cash and cash equivalents	68,271	27,194
Restricted cash balances	—	22,818
Accounts and other receivables	34,037	52,815
Inventory	802	1,798

Total current assets	103,110	104,625

Property plant and equipment	244,726	333,805
Goodwill, net	1,820	2,419
Intangible assets, net	12,658	22,115
Investment in equity method investments	6,741	10,906
Restricted cash balances	4,150	3,598
Other assets	31,055	15,934

Total long term assets	301,150	388,777
Total assets	404,260	493,402

Current liabilities	24,561	72,502
Deferred income taxes	51,272	55,936
Deferred income	39,681	26,182
Long term debt, net of current portion	147,517	245,151
Other liabilities	21,731	11,115
Minority interest	84	15,176

Shareholders’ equity	119,414	67,340

Total liabilities and shareholders’ equity	404,260	493,402

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Condensed consolidated statement of income:

		For the periods
	Year ended	April 1, 2006	June 26, 2006
	March 31,	to	to
Amounts expressed in thousands of USD	2006	June 25, 2006	March 31, 2007
Revenue
Regulated	83,073	21,431	72,708
Unregulated	8,126	2,096	11,788

Total	91,199	23,527	84,496
Costs and expenses:
Raw and auxiliary materials	16,115	4,170	13,246
Operations and maintenance	34,216	8,779	33,495
Depreciation and amortization	14,194	3,703	13,248

Income from continuing operations	26,674	6,875	24,507
Interest income	4,282	877	1,763
Interest expense	10,961	2,166	13,860
Other income (expense)	(164)	(699)	(6,084)

Income from continuing operations before income taxes	19,831	4,887	6,326
Taxation	(6,042)	(1,922)	(4,247)
Share of net profit of equity method investments	2,693	714	2,335
Minority interest in continuing operations	(253)	(21)	(125)

Net income from continuing operations	16,229	3,658	4,289
Discontinued operations(1)
Loss from operations	(339)	—	—
Gain on disposal of Belize Water Services	4,135	—	—
Income tax charge	(1,162)	—	—

Net income from discontinued operations	2,634	—	—

Net income	18,863	3,658	4,289

(1)	Includes results from the sale of our interest in Belize Water Services in October 2005.

Consolidated statement of comprehensive income:

			Total
Amounts expressed in thousands of USD	Net profit for	Currency	comprehensive
Period	the year	translation	income

Year ended March 31, 2006	18,863	(964)	17,899
April 1, 2006 through June 25, 2006	3,658	1,351	5,009
June 26, 2006 through March 31, 2007	4,289	5,297	9,586

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Cash flow

The consolidated statements of cash flow presented under Dutch GAAP have been prepared in accordance with Dutch Accounting Standards board Guideline 360. There are certain differences with regard to the classification of items within the statements of cash flow.

In accordance with Dutch GAAP and US GAAP, cashflows are prepared separately for operating activities, investing activities and financing activities. Under Dutch GAAP and US GAAP, cash at bank and in hand is comprised of cash at banks and in hand together with deposits with an original maturity of three months or less. Cash at bank and in hand does not include bank overdrafts, the changes in which amounts are reported in cashflow from financing activities.

The Dutch GAAP statements of cash flow include the Group’s proportionate share of the cash flows of joint venture companies that are accounted for on a proportional consolidation basis. Under US GAAP, only cash remitted from such joint venture companies is included within the cash flow statement within cash flows from operating activities.

Summary consolidated statement of cash flow:

		For the periods
	Year ended	April 1, 2006	June 26, 2006
	March 31,	to	to
Amounts expressed in thousands of USD	2006	June 25, 2006	March 31, 2007
Cash flow from operating activities	22,440	240	29,014
Cash flow from investing activities	(248)	(5,663)	(46,171)
Cash flow from financing activities	10,460	(1,002)	(19,476)

Total cash flow	32,652	(6,425)	(36,633)
Exchange and translation differences on cash and cash equivalents	2,021	1,120	861

	34,673	(5,305)	(35,772)
Cash at bank and in hand at beginning of period	33,598	68,271	62,966

Cash at bank and in hand at end of period	68,271	62,966	27,194

Investment in equity method investments

Under Dutch GAAP, the Group’s share of joint ventures’ net profits has been proportionally consolidated on a line-by-line basis in the statement of income and in the balance sheet. Under US GAAP, all of these amounts would be included within the single line item “Share of net profit of equity method investments” in the consolidated statement of income. Investments in joint ventures are classified in the single line item “Investment in equity method investments” in the consolidated balance sheet. This difference in presentation has no effect on either net profit or shareholders’ equity for either period presented.

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The tables below summarize the financial statements of each of three equity method investments that are the subject of this difference in presentation:

Summarized financial information for joint venture companies, presented in accordance with Dutch GAAP

Company name	PT Adhya Tirta		PT Adhya Tirta		Subic Water
Country of incorporation	Batam Indonesia		Sriwijaya Indonesia		Philippines
Percentage of equity held	50%		40%		30%
Year of incorporation	1995		2000		1996
Balance sheet information	As at March 31,*		As at March 31,*		As at March 31,
Amounts expressed in thousands of USD	2006	2007	2006	2007	2006	2007

Noncurrent assets	13,284	13,249	365	331	7,578	8,551

Current assets	4,552	5,105	146	349	3,653	4,330

Noncurrent liabilities	(630)	(579)	(107)	(119)	(452)	(2,598)
Current liabilities	(6,840)	(5,635)	(69)	(116)	(6,030)	(2,960)
Shareholders’ equity as reported	10,366	12,141	335	444	4,749	7,323

Group proportion of shareholders’ equity	5,183	6,071	134	178	1,425	2,197
Advances made by the Group	—	—	—	—	1,009	—

Adjustments made in Group consolidation:
Provision against loans**	—	—	—	—	(1,009)	—
Net carrying value in Group financial statements	5,183	6,071	134	178	1,425	2,197

*	Based on the financial position as at December 31.

**	Represents full provision against amounts receivable for technical and management fees provided by Cascal to Subicwater given ongoing disputes with the other joint venture partners — see note 17.

Statement of income information:

	Year ended		Year ended		Year ended
	March 31,*		March 31,*		March 31,
Amounts expressed in thousands of USD	2006	2007	2006	2007	2006	2007

Net revenue	18,742	21,526	431	747	6,837	7,863

Costs and expenses	(13,304)	(15,265)	(339)	(575)	(4,615)	(5,110)

Depreciation and amortization	(1,163)	(1,654)	(42)	(61)	(437)	(569)

Net income as reported	4,275	4,607	50	111	1,785	2,184

Group proportion of net income	2,137	2,304	20	44	535	655

Net income included in Group financial statements	2,137	2,304	20	44	535	655

PT Adhya Tirta Batam Indonesia paid USD 0.7 million to the Company in the year ended March 31, 2007.

*	Based on results as at December 31.

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(iii) Capital leases

The table below sets out the total minimum lease payments under finance (capital) lease arrangements that the Group had entered into as at the respective balance sheet dates:

Year ended
March 31,
Amounts expressed in thousands of USD	2007

Due within one year	2,042
Due after 1 year	1,957
Due after 2 years	1,759
Due after 3 years	1,648
Due after 4 years	1,616
Due after 5 years	6,137

Total minimum lease payments	15,159
Less: amounts representing interest at rates ranging from 4.9% to 10.7%	(3,510)

Present value of net minimum capital lease payments	11,649
Less: current installments of obligations under capital leases	(1,358)

Obligations under capital leases, excluding current installments	10,291

(iv) Discontinued operations

As discussed in note 18 to these consolidated financial statements, Belize Water Services Limited, Biwater de Mexico S.A. de C.V. Compania Tratadora de Aguas Negras de Puerto Vallarta S.A. de C.V. and Biwater Mexicana S.A. de C.V. are presented as discontinued operations. The requirements under US GAAP that have to be satisfied in order that an operation can be categorized as discontinued are different to those that apply under Dutch GAAP. Accordingly, of those Group companies named above only Belize Water Services Limited meets the criteria for a discontinued operation under US GAAP. Due to the Company’s continuing involvement in Mexico, it does not qualify as a discontinued operation under US GAAP. In addition, Aguas de Quetena S.A., which is not a discontinued operation for Dutch GAAP is classified as such under the provisions of US GAAP. The effect of this changed categorization for US GAAP is shown in the tables in this note 27 under the statement of income heading “discontinued operations.”

(v) Long-term borrowings

At note 2 to these consolidated financial statements it is explained that transaction costs incurred directly as a result of raising the finance are deducted from the normal amount received and then recognized as part of the effective interest cost in the statement of income over the term of the borrowing. Under US GAAP, such transaction costs are reported in prepayments and then charged to the statement of income over the term of the borrowing in the same way as called for by Dutch GAAP. The impact of this reclassification between long term liabilities and prepayments is included in the table in this note 27.

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(f) Deferred tax

Items in the reconciliations to US GAAP of shareholders’ equity and net profit relating to income taxes comprise the tax effects of other adjustments. Under both Dutch GAAP and US GAAP, deferred taxes are accounted for on temporary differences between the book and tax bases of assets and liabilities. Under Dutch GAAP, deferred tax assets are recognized to the extent that it is more likely than not that sufficient future taxable income will be available against which to recover those assets. Under US GAAP however, deferred tax assets are recognized in full and a related valuation allowance set up unless it is more likely than not that future taxable income will be available against which to recover those assets. This difference has no effect on net profit or shareholders’ equity as it does not give rise to a difference in the amount of deferred tax assets for which a benefit has been recognized. The analysis of “unrecognized deferred tax assets” in note 22 accordingly also presents the extent of valuation allowances deemed to be necessary in respect of deferred tax assets recorded under Dutch GAAP.

(g) Condensed financial information of Cascal B.V.

The net assets of Bournemouth & West Hampshire Water Plc (BWHW) represent more than 25% of the consolidated net assets of the Group at March 31, 2007, the following condensed financial information is presented in respect of Cascal B.V., the parent company of the Group.

The net assets of BWHW are restricted as a result of a financing covenant that forms part of the Artesian Finance Plc facility which under certain circumstances may prevent BWHW paying dividends to its shareholders. (See note 14.)

These condensed financial statements are presented in accordance with Dutch GAAP. Under the rules of Dutch GAAP, the parent company carries its net investment in subsidiary and other Group companies at an amount equal to their net asset values at the relevant period end. Such net investments are reported within financial fixed assets.

USD 1.8 million was received by the Company as dividends from subsidiaries and joint ventures in the year ended March 31, 2007 (2006: USD 1.3 million, 2005: USD 1.4 million). USD 0.7 million of this amount came from investments in which the Company has a stake of 50% or less.

Balance Sheet

	March 31,	March 31,
Amounts expressed in thousands of USD	2006	2007

Assets:
Fixed Assets
Financial fixed assets	85,773	138,545

	85,773	138,545

Current Assets
Debtors	605	12,073
Cash at bank and in hand	38,858	2,157

	39,463	14,230

Total Assets	125,236	152,775

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	March 31,	March 31,
Amounts expressed in thousands of USD	2006	2007

Shareholders’ Equity & Liabilities:
Shareholders’ equity	119,039	38,552
Provisions & deferred revenue	2,283	749
Long term liabilities	—	85,315
Current liabilities	3,914	28,159

Total Shareholders’ Equity & Liabilities	125,236	152,775

Statement of Income

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2005	2006	2007

Net Revenue	467	285	37
Operating Expenses
Staff costs	83	95	—
Other operating charges	3,331	2,186	3,580

	3,414	2,281	3,580

Operating Loss	(2,947)	(1,996)	(3,543)

Net Financial Income and Expense
Gain on disposal of subsidiary	12,869	5,926	—
Share of net profit of consolidated and proportionally consolidated investments	14,938	16,979	20,687
Exchange rate results	(113)	(34)	(6,416)
Interest income	403	913	1,120
Interest expense	—	—	(5,339)

	28,097	21,790	10,052

Profit before Taxation	25,150	19,794	6,509
Taxation	652	(1,174)	1,507

Net Profit	25,802	18,620	8,016

The stand alone financial statements of the Company include the following significant amounts that are eliminated on consolidation:

•	Financial fixed assets of USD 126,776 in 2007 (2006: USD 72,453, 2005: USD 115,757)

•	Long term liabilities of USD 85,315 (2006: USD 0, 2005: USD 0)

•	Current liabilities of USD 24,882 (2006: USD 3,420, 2005: USD 1,557)

•	Associated interest of USD 4,876 (2006: USD 0, 2005: USD 0)

•	Share of net profits of consolidated and proportionally consolidated investments of USD 17,754 (2006: USD 11,998, 2005: USD 12,413)

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Statement of Cash Flows

	Year ended	Year ended	Year ended
	March 31,	March 31,	March 31,
Amounts expressed in thousands of USD	2005	2006	2007

Cash Flow from Operating Activities
Net profit	25,802	18,620	8,016
Adjustments for:
Share of net profit of consolidated and proportionally consolidated investments	(14,938)	(14,681)	(20,687)
Gain on disposal of subsidiary	(12,869)	(5,926)	—
Tax charge	(652)	1,174	(1,507)
Interest expense	—	—	5,339
Interest income	(403)	(913)	(1,120)
Exchange rate results	113	34	6,416
Depreciation and amortization of intangible and tangible fixed assets	—	—	—
Interest paid	—	—	—
Interest received	323	759	1,120
Changes in provisions	978	(365)	—
Changes in debtors	2,374	(218)	(9,868)
Changes in current liabilities	(1,334)	2,539	17,370
Changes in long term debtors	6,486	702	(19,144)

	5,880	1,725	(14,065)

Cash Flow from Investing Activities
Acquisition of subsidiaries	(485)	—	(14,340)
Advances to group companies	(687)	(999)	1,785
(Increase)/Decrease in restricted cash balances	—	(350)	1,368

Total capital expenditure	(1,172)	(1,349)	(11,187)

Proceeds from disposal of subsidiary	15,726	18,413	—

	14,554	17,064	(11,187)

Cash Flow from Financing Activities
New loans	—	—	80,027
Dividends received	1,390	1,287	1,808
Distributions made to shareholders	(54,000)	—	(93,802)

	(52,610)	1,287	(11,967)

Total Cash Flow	(32,176)	20,076	(37,219)

Exchange and translation differences on cash at bank and in hand	(128)	(147)	518

	(32,304)	19,929	(36,701)

Cash at bank and in hand at beginning of period	51,233	18,929	38,858

Cash at bank and in hand at end of period	18,929	38,858	2,157

Statement of Changes in Shareholders’ Equity.

The changes in shareholders’ equity can be seen in the consolidated statement of changes in shareholders’ equity above.

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Summary of differences between Dutch GAAP and US GAAP

The differences between Dutch GAAP and US GAAP that would affect net income and shareholders’ equity of the Company are the same as those outlined above in relation to the consolidated financial statements.

(h) Recently issued US GAAP accounting standards

FIN 48—In July 2006 the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This interpretation provides that the financial statement effects of a tax position shall initially be recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. This interpretation also may require additional disclosures related to tax positions taken. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 (i.e. April 1, 2007, for the Company), with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. The Company has adopted FIN 48 as of April 1, 2007, on which date it recorded no liability for unrecognized tax benefits. As of April 1, 2007, the gross amount of unrecognized tax benefits was USD 0.8 million. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate as of April 1, 2007 is USD nil; based on conditions existing as of those dates, the recognition of the unrecognized tax benefits would increase losses carried forward against which deferred tax asset a full valuation allowance would be required.

SFAS 157—In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. SFAS No. 157 will become effective for us at the beginning of fiscal year 2009. Management is currently evaluating the impact, if any, that SFAS No. 157 will have on its financial statements.

SFAS 159—In February 2007, FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115 (“FAS 115”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is expected to expand the use of fair value measurement, which is consistent with FASB’s long-term measurement objectives for accounting for financial instruments. It applies to all entities, including not-for-profit organizations; however, the amendment to FAS 115 applies to all entities with available for sale and trading securities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Management is currently reviewing SFAS 159 to determine the potential effect on its consolidated results of operations, financial position, and cash flows.

EITF 06-09—In December 2006, the FASB Emerging Issues Task Force (“EITF”) issued EITF 06-09, Reporting a Change in (or the Elimination of) a Previously Existing Difference between the Fiscal Year-End of a Parent Company and That of a Consolidated Entity or between the Reporting Period of an Investor and That of an Equity Method Investee. EITF 06-09 concludes that a parent or an investor should report a change to (or the elimination of) a previously existing difference between the parent’s reporting period and the reporting period of a consolidated entity or between the reporting period of an investor and the

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reporting period of an equity method investee in the parent’s or investor’s consolidated financial statements as a change in accounting principle in accordance with the provisions of SFAS 154. It is effective for the first interim or annual reporting periods beginning after November 29, 2006. There have been no changes made to either the Company’s reporting periods or to the reporting periods of its consolidated subsidiaries or equity method investments. Notwithstanding the recently acquired subsidiaries in Panama, China, the United Kingdom and South Africa all operating to statutory reporting dates other than March 31, they each perform a full annual closing at March 31 for the purposes of their inclusion in our consolidated financial statements.

28—Subsequent events

On May 3, 2007, we acquired a 73.4% interest in Siza Water, a water and wastewater services company in South Africa for approximately USD 2.9 million. This acquisition has been accounted for as a business combination and will be included in our results of operations from May 3, 2007.

29—Recapitalization and stock split

On January 23, 2008 the Company completed a recapitalization and stock split that required the following steps to be carried out:

•	Issuance of remaining 11,620 authorized shares having a par value of EUR 5 per share to our existing shareholder in exchange for cash of EUR 58,100. This increases the total shares issued to 20,000.

•	A split of each issued share having a par value of EUR 5 into 10 shares with a par value of EUR 0.5, thereby increasing the number of issued shares from 20,000 with a par value of EUR 5 to 200,000 having a par value of EUR 0.50.

•	Issuance of 21,649,343 new shares having a par value of EUR 0.50 each by transferring the corresponding aggregate par value from share premium to issued share capital.

The result of these steps is to have outstanding 21,849,343 shares with a par value of EUR 0.50 each.

Earnings per share information presented in these audited financial statements has been calculated using a weighted average number of shares of 21,849,343. The share capital and share premium balances have also been revised to reflect this stock split in the periods presented.

The result of these actions is an effective stock split of 2,607-for-1.

In addition, transfers were made from unallocated results and retained earnings to share premium in amounts of a positive USD 16 million and a deficit of USD 29 million, respectively, in order to eliminate the June 30, 2007 net deficit of USD 13 million.

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Consolidated Balance Sheets

			September 30,
		March 31,	2007
Amounts expressed in thousands of USD	Notes	2007	Unaudited

Assets
Fixed Assets
Intangible fixed assets	4	17,146	18,215
Tangible fixed assets	5	334,120	363,508
Financial fixed assets	6	26,381	30,354

		377,647	412,077

Current Assets
Stocks and work in progress	7	2,063	1,863
Debtors	8	76,858	75,623
Cash at bank and in hand	9	28,321	21,326

		107,242	98,812

Total Assets		484,889	510,889

Shareholders’ Equity & Liabilities
Shareholders’ equity		38,552	45,846
Minority shareholders’ interest	10	10,568	11,825

Group Equity		49,120	57,671

Negative goodwill	11	1,167	1,177
Provisions & deferred revenue	12	113,268	120,217
Long term liabilities	13	245,069	180,119
Current liabilities	14	76,265	151,705

Total Liabilities		435,769	453,218

Total Shareholders’ Equity and Liabilities		484,889	510,889

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Cascal

Consolidated Statements of Income

		Six months ended	Six months ended September 30, 2007
Amounts, except shares and per		September 30,	Continuing	Discontinued
share amounts, expressed in		2006	operations	operations	Total
thousands of USD	Notes	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	15	55,781	79,414	—	79,414
Operating Expenses
Raw and auxiliary materials and other external costs		9,085	15,516	—	15,516
Staff costs		11,115	16,793	—	16,793
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill		8,394	11,203	—	11,203
(Profit)/loss on disposal of intangible and tangible fixed assets		(1)	12	—	12
Other operating charges		10,093	15,142	—	15,142
Incremental offering-related costs		400	75	—	75

		39,086	58,741	—	58,741

Operating Profit	15	16,695	20,673	—	20,673

Net Financial Income and Expense
Gain on disposal of subsidiary	18	—	—	248	248
Exchange rate results		(1,975)	(4,058)	—	(4,058)
Interest income		1,646	1,077	—	1,077
Interest expense		(6,076)	(9,768)	—	(9,768)

		(6,405)	(12,749)	248	(12,501)

Profit before Taxation		10,290	7,924	248	8,172
Taxation	16	(3,613)	(4,251)	—	(4,251)

Profit after taxation		6,677	3,673	248	3,921
Minority Interest	10	(22)	(482)	—	(482)

Net Profit	15	6,655	3,191	248	3,439

Earnings per share — Basic and Diluted		0.30	0.15	0.01	0.16
Weighted average number of shares — Basic and Diluted	22	21,849,343	21,849,343	21,849,343	21,849,343

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Cascal

Consolidated Statements of Changes in
Shareholders’ Equity

	Common Shares
	Issued	Share			Unallocated
Amounts expressed in	share	premium	Currency	Retained	results
thousands of USD	capital	account	translation	earnings	for the year	Total

Balance at April 1, 2006	13,226	113,855	7,132	(41,908)	26,734	119,039

Appropriation of prior year’s result	—	—	—	13,003	(13,003)	—
Distribution to shareholders	—	(86,400)	(595)	—	(7,402)	(94,397)
Net result for the year	—	—	—	—	8,016	8,016
Currency translation	1,321	(1,316)	5,894	—	(5)	5,894

Net movement for the period	1,321	(86,400)	5,299	13,003	(12,394)	(80,487)

Balance at March 31, 2007	14,547	26,139	12,431	(28,905)	14,340	38,552

Changes during the period (unaudited):
Net result for the period	—	—	—	—	3,439	3,439
Currency translation	993	(989)	3,855	—	(4)	3,855

Net movement for the period	993	(989)	3,855	—	3,435	7,294

Balance at September 30, 2007 (unaudited)	15,540	25,150	16,286	(28,905)	17,775	45,846

The issued share capital and share premium account balances in the above table reflect the retroactive effect of the recapitalization and stock split as shown in note 22. The authorized share capital of the Company as at September 30, 2007 amounts to EUR 100,000 (USD 142,248) and consists of 20,000 common shares of EUR 5 (USD 7.11) each. Issued share capital amounts to EUR 41,900 (USD 59,602) and consists of 8,380 common shares with a nominal value of EUR 5 each. Following the recapitalization and stock split outlined in note 22, the issued share capital of the Company consisted of 21,849,343 common shares of EUR 0.50 (USD 0.70). Share capital denominated in Euros has been translated into US dollars using the year and period end exchange rates set out in note 3 to these financial statements. On October 29, 2007 the Company returned USD 4.0 million of share premium to its shareholder.

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Cascal

Consolidated Statements of Cash Flows

	Six months ended	Six months ended
	September 30, 2006	September 30, 2007
Amounts expressed in thousands of USD	Unaudited	Unaudited

Cash Flow from Operating Activities
Net profit	6,655	3,439
Adjustments for:
Minority interest	22	482
Taxation	3,613	4,251
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	8,394	11,203
(Profit)/loss on disposal of intangible and tangible fixed assets	(1)	12
Interest income	(1,646)	(1,077)
Interest expense	6,076	9,768
Exchange rate results	1,975	4,058
Gain on disposal of subsidiary	—	(248)
Changes in provisions	(2,407)	2,138
Changes in stocks and work in progress	(51)	413
Changes in debtors	(30,822)	(13,342)
Changes in current liabilities	8,347	3,862
Changes in long term debtors	(65)	25
Interest received	969	527
Interest paid	(4,103)	(6,179)
Tax paid	(2,538)	(1,044)

	(5,582)	18,288

Cash Flow (used in)/from Investing Activities
Purchases of tangible fixed assets	(9,995)	(16,604)
(Increase) in restricted cash balances	—	(3,213)

Total capital expenditure	(9,995)	(19,817)
Proceeds from disposal of intangible fixed assets	5	—
Proceeds from disposals of tangible fixed assets	70	25
Purchases of subsidiaries, net of cash balances acquired	(9,799)	396

	(19,719)	(19,396)

Cash Flow (used in)/from Financing Activities
New loans	70,124	56,170
Loans repaid	(2,435)	(60,303)
Changes in short term loans	232	—
Changes in bank overdrafts	(112)	(2,058)
Distributions made to shareholders	(86,995)	—
Distributions made to minority interests	—	(368)

	(19,186)	(6,559)

Total Cash Flow	(44,487)	(7,667)

Exchange and translation differences on cash at bank and in hand	1,075	672

	(43,412)	(6,995)

Cash at bank and in hand at beginning of period	69,171	28,321

Cash at bank and in hand at end of period	25,759	21,326

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Cascal

Notes to the Unaudited Interim Consolidated Financial Statements

1—General

Activities

The activities of Cascal B.V. (the “Company”), its subsidiaries and joint ventures (together, the “Group”) involve the provision of high quality water and wastewater services to customers in eight countries. These services are provided under long term contracts or licenses that typically give the Group the exclusive right to provide its services within a defined geographical area. The Group’s most significant geographical area of operations is the United Kingdom.

Group structure

Prior to June 26, 2006, the Company was a joint venture between Biwater Plc, incorporated in the United Kingdom, and n.v. Nuon, incorporated in The Netherlands. On June 26, 2006, Biwater Plc acquired n.v. Nuon’s 50 per cent share in the Company. Accordingly, from June 26, 2006 the Company has been a wholly-owned subsidiary of Biwater Plc.

Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in The Netherlands (Dutch GAAP) and contain all adjustments (consisting of only normal recurring items unless otherwise disclosed) necessary to present fairly the financial position as of September 30, 2007 and March 31, 2007, and the results of operations and cash flows for the six months ended September 30, 2007 and 2006. The results of operations for the six months ended September 30, 2007 are not necessarily indicative of the results to be expected for the full year.

Certain amounts have been reclassified within the comparative period so as to be consistent with the current period’s presentation.

2—Accounting Policies

The accounting policies set forth in note 2 to the consolidated financial statements of the Company for the year ended March 31, 2007 have been followed in preparing the accompanying unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended March 31, 2007.

The effects of income tax rate changes in an interim period are recorded when substantially enacted and are recognized as part of the annual effective tax rate for the year.

Cascal

3—Exchange rates

The following table provides the period end and average exchange rates for the currencies as included in the table against one US Dollar.

		Average				Average
		six months		Average		six months
	As at	ended	As at	year ended	As at	ended
	September 30,	September 30,	March 31,	March 31,	September 30,	September 30,
	2006	2006	2007	2007	2007	2007

Euro	0.790	0.792	0.751	0.779	0.703	0.734
British Pound	0.535	0.543	0.510	0.529	0.491	0.499
Chilean Peso	537.030	533.723	539.370	534.488	511.250	525.307
Mexican Peso	11.021	11.010	10.928	10.953	10.935	10.869
South African Rand	7.742	6.825	7.286	7.022	6.897	7.097
Indonesian Rupiah	9,228.000	9,110.00	9,118.000	9,102.769	9,145.000	9,120.000
Philippine Peso	50.166	51.444	48.070	50.246	45.050	46.311
Chinese Yuan	n/a	n/a	7.734	7.897	7.506	7.619

Cascal

4—Intangible fixed assets

Amounts expressed in thousands of USD	Goodwill	Water rights	Other	Total

Net book value at April 1, 2006
At cost	2,709	14,870	1,639	19,218
Accumulated amortization	(1,734)	(3,635)	(216)	(5,585)

	975	11,235	1,423	13,633

Changes during the year:
Acquisitions of subsidiaries	2,633	—	1,978	4,611
Additions	—	—	270	270
Amortization	(264)	(713)	(122)	(1,099)
Currency translation differences — cost	—	(322)	(36)	(358)
Currency translation differences — amortization	3	84	2	89

	2,372	(951)	2,092	3,513

Net book value at March 31, 2007
At cost	5,342	14,548	3,851	23,741
Accumulated amortization	(1,995)	(4,264)	(336)	(6,595)

	3,347	10,284	3,515	17,146

Changes during the period (unaudited):
Acquisitions of subsidiaries	—	—	1,018	1,018
Amortization	(215)	(246)	(321)	(782)
Currency translation differences — cost	114	801	210	1,125
Currency translation differences — amortization	(3)	(242)	(47)	(292)

	(104)	313	860	1,069

Net book value at September 30, 2007 (unaudited)
At cost	5,456	15,349	5,079	25,884
Accumulated amortization	(2,213)	(4,752)	(704)	(7,669)

	3,243	10,597	4,375	18,215

Cascal

5—Tangible fixed assets

	Land and	Infra-	Plant and	Fixtures
Amounts expressed in thousands of USD	buildings	structure	equipment	& fittings	Total

Net book value at April 1, 2006
At cost	53,749	160,731	129,803	9,197	353,480
Accumulated depreciation	(10,753)	(30,510)	(53,377)	(6,799)	(101,439)

	42,996	130,221	76,426	2,398	252,041

Changes during the year:
Acquisitions of subsidiaries	12,451	15,161	17,351	38	45,001
Additions	1,687	14,443	11,619	1,359	29,108
Disposals	(148)	(379)	(172)	(33)	(732)
Depreciation	(1,019)	(4,583)	(10,110)	(1,187)	(16,899)
Other changes	—	567	(617)	(12)	(62)
Currency translation differences—cost	6,907	15,901	10,717	769	34,294
Currency translation differences—depreciation	(1,315)	(3,222)	(3,577)	(517)	(8,631)

	18,563	37,888	25,211	417	82,079

Net book value at March 31, 2007
At cost	74,646	205,857	169,318	11,330	461,151
Accumulated depreciation	(13,087)	(37,748)	(67,681)	(8,515)	(127,031)

	61,559	168,109	101,637	2,815	334,120

Changes during the period (unaudited):
Acquisition of subsidiary	—	10,341	342	33	10,716
Additions	1,181	9,702	5,098	623	16,604
Disposals	—	(6)	(28)	(3)	(37)
Depreciation	(796)	(2,830)	(6,178)	(642)	(10,446)
Currency translation differences—cost	2,812	7,939	6,142	353	17,246
Currency translation differences—depreciation	(516)	(1,377)	(2,558)	(244)	(4,695)

	2,681	23,769	2,818	120	29,388

Net book value at September 30, 2007 (unaudited)
At cost	78,639	233,833	180,872	12,336	505,680
Accumulated depreciation	(14,399)	(41,955)	(76,417)	(9,401)	(142,172)

	64,240	191,878	104,455	2,935	363,508

Cascal

6—Financial fixed assets

	Long term	Deferred	Restricted
Amounts expressed in thousands of USD	debtors	tax assets	cash balances	Total

Balance at April 1, 2006	6,443	22,952	4,150	33,545
Less: Short term portion	(60)	(1,303)	—	(1,363)

Long term portion	6,383	21,649	4,150	32,182

Changes during the year:
Acquisitions of subsidiaries	—	2,807	—	2,807
Additions	190	—	2,416	2,606
Redemptions	(2,648)	—	(1,368)	(4,016)
Deferred taxes charged in the statement of income	—	(8,248)	—	(8,248)
Currency translation difference	12	1,466	—	1,478

Balance at March 31, 2007	3,997	18,977	5,198	28,172
Less: Short term portion	(20)	(171)	(1,600)	(1,791)

Long term portion	3,977	18,806	3,598	26,381

Changes during the period (unaudited):
Acquisitions of subsidiaries	—	190	—	190
Additions	34	—	3,213	3,247
Redemptions	(59)	—	—	(59)
Deferred taxes charged in the statement of income	—	(391)	—	(391)
Provision	248	—	—	248
Currency translation difference	46	695	—	741

Balance at September 30, 2007 (unaudited)	4,266	19,471	8,411	32,148
Less: Short term portion	(23)	(171)	(1,600)	(1,794)

Long term portion	4,243	19,300	6,811	30,354

Cascal

7—Stocks and work in progress

		September 30,
	March 31,	2007
Amounts expressed in thousands of USD	2007	Unaudited

Raw materials and consumables	1,528	1,692
Work in progress	333	171
Finished products and goods for resale	202	—

	2,063	1,863

8—Debtors

		September 30,
	March 31,	2007
Amounts expressed in thousands of USD	2007	Unaudited

Trade debtors(1)	26,523	44,027
Provision for bad & doubtful debts	(1,952)	(2,594)

Trade debtors, net	24,571	41,433

Receivables from affiliated companies*(2)	5,810	5,712
Taxation and social security	3,697	2,454
Promissory notes	2,852	3,224
Other debtors(3)	31,341	10,659
Prepayments	8,587	12,141

	76,858	75,623

*	Affiliated companies are companies in the Biwater Plc group.
(1)	At September 30, 2007, trade debtors includes the second installment, due on October 1, 2007, of billings made in advance to the unmeasured customers of Bournemouth & West Hampshire Water Plc in relation to water services to be provided during the year ending March 31, 2008. Trade debtors at September 30, 2007 also includes an amount of USD 2.5 million that is receivable by Aguas de Panama S.A. and relates to the cumulative incremental revenue arising from a rate increase that came into effect on September 1, 2006 but that has not been paid by the client. The client acknowledges that the contractual formula used to compute the rate increase has been correctly applied and that accordingly the existence of the amounts outstanding is not under challenge. Management considers these amounts to be recoverable in full notwithstanding the present delay in their payment.
(2)	On May 1, 2007, the Group entered into an intercompany loan agreement with Biwater pursuant to which the Group agreed to borrow from Biwater a loan in the maximum aggregate principal amount of USD 2.7 million, to be used to partially finance the acquisition of Siza Water in South Africa. This loan bore interest at 7.25% per annum. The principal in the amount of USD 2.7 million was repaid on May 24, 2007. On June 21, 2007, the Group loaned Biwater USD 0.4 million and GBP 150,000 (USD 0.3 million), all of which was repaid with interest on June 26, 2007.
(3)	Other debtors includes USD 4.9 million in respect of costs related to this offering that have been deferred pending completion of this offering together with USD 1.6 million of cash subject to restriction at March 31, 2007 and September 30, 2007 but which restriction falls away within less than 12 months of that date.

Cascal

9—Cash at bank and in hand

		September 30,
	March 31,	2007
Amounts expressed in thousands of USD	2007	Unaudited

Cash at bank and in hand	41,109	14,395
Short term deposits	13,538	15,248
Less: Restricted cash balances	(5,198)	(8,411)
Less: Cash payable to the former owners of China Water	(21,218)	—
Other cash equivalents—liquidity fund	90	94

	28,321	21,326

10—Minority shareholders’ interest

		Six
		months
	Year	ended
	ended	September 30,
	March 31,	2007
Amounts expressed in thousands of USD	2007	Unaudited

Balance at beginning of period	84	10,568
Changes during the period:
Acquisition of subsidiaries	9,667	976
Share of profits	753	482
Dividends paid and payable	—	(368)
Currency translation differences	64	167

Balance at end of period	10,568	11,825

11—Negative goodwill

		Six
		months
	Year	ended
	ended	September 30,
	March 31,	2007
Amounts expressed in thousands of USD	2007	Unaudited

Balance at beginning of period	—	1,167
Acquisition of subsidiaries	1,163	—
Amortization	(18)	(25)
Currency translation differences	22	35

Balance at end of period	1,167	1,177

Cascal

The negative goodwill arose from the Company’s acquisition of 87% of The China Water Company Limited on November 15, 2006. The period of amortization for this negative goodwill is between 19 and 28 years.

12—Provisions & deferred revenue

	Pension	Deferred tax	Deferred	Other
Amounts expressed in thousands of USD	provisions	liabilities	revenue	provisions	Total

Balance at April 1, 2006	19,354	49,741	39,681	(262)	108,514

Acquisition of subsidiary	—	2,988	—	—	2,988
Contributions receivable	—	—	5,497	—	5,497
Utilized	(7,740)	—	—	—	(7,740)
Charged/(credited) to statement of income	1,410	(6,562)	(598)	227	(5,523)
Currency translation difference	2,139	4,689	2,669	35	9,532

Balance at March 31, 2007	15,163	50,856	47,249	—	113,268

Changes during the period (unaudited):
Acquisition of subsidiary	—	1,401	—	—	1,401
Contributions receivable	—	—	3,587	—	3,587
Utilized	(1,144)	—	—	—	(1,144)
Charged/(credited) to statement of income	525	(1,198)	(867)	—	(1,540)
Currency translation difference	575	1,903	2,167	—	4,645

Balance at September 30, 2007 (unaudited)	15,119	52,962	52,136	—	120,217

Cascal

13—Long term liabilities

	Unsecured	Secured		Finance
Amounts expressed in thousands of USD	bank loans	bank loans		leases	Other	Total

Balance at April 1, 2006	914	138,828		13,087	—	152,829
Less: Short term portion	(593)	(3,154)		(2,140)	—	(5,887)

Long term portion	321	135,674		10,947	—	146,942

Changes during the year:
Acquisitions of subsidiaries	—	11,920		11	—	11,931
New loans	20,031	53,036		——	821	73,888
Interest added to loan balance	—	4,192		—	—	4,192
Repayment of loans	—	(3,825)		(2,250)	—	(6,075)
Other	65	(2,236)		—	—	(2,171)
Currency translation differences	831	15,063		1,184	—	17,078

Balance at March 31, 2007	21,841	216,978		12,032	821	251,672
Less: Short term portion	—	(4,879)		(1,683)	(41)	(6,603)

Long term portion	21,841	212,099		10,349	780	245,069

Changes during the period (unaudited):
Acquisition of subsidiary	—	4,392		—	—	4,392
New loans	—	—		32	26	58
Interest added to loan balance	—	2,138		—	—	2,138
Repayment of loans	—	(59,704	)(1)	(599)	—	(60,303)
Transferred to current liabilities	(20,043)	—		—	—	(20,043)
Currency translation differences	533	7,490		469	56	8,548

Balance at September 30, 2007 (unaudited)	2,331	171,294		11,934	903	186,462
Less: Short term portion	—	(4,943)		(1,356)	(44)	(6,343)

Long term portion	2,331	166,351		10,578	859	180,119

(1)	Includes GBP 28 million (USD 56.1 million) of this amount represents a loan balance repaid to The Royal Bank of Scotland by Bournemouth & West Hampshire Water on June 29, 2007. On the same day, The Royal Bank of Scotland advanced the same amount to Cascal Services Limited as a short term loan. This new advance is included within short term loans in note 14 — Current liabilities. The GBP 28 million loan had interest payable at LIBOR plus 1.5% for the first year increasing to LIBOR plus 2.0% for the second year and then to LIBOR plus 2.5% for the third year until maturity.

Cascal

The long term liabilities at September 30, 2007 are repayable as follows:

	Unsecured	Secured	Finance
	bank loans	bank loans	leases		Total
Amounts expressed in thousands of USD	Unaudited	Unaudited	Unaudited	Other	Unaudited

1-2 years	1,425	5,266	1,283	44	8,018
2-3 years	—	4,925	1,238	44	6,207
3-4 years	—	4,054	1,250	44	5,348
4-5 years	—	3,316	1,197	44	4,557
After 5 years	906	148,790	5,610	683	155,989

The long term liabilities at September 30, 2007 are denominated in the following currencies:

	Unsecured	Secured	Finance
	bank loans	bank loans	leases		Total
Amounts expressed in thousands of USD	Unaudited	Unaudited	Unaudited	Other	Unaudited

US Dollar (USD)	—	7,486	—	—	7,486
British Pounds (GBP)	1,758	141,169	10,112	—	153,039
South Africa Rand (ZAR)	—	11,233	458	—	11,691
Unidades de Fomento (UF)	573	608	—	—	1,181
Other	—	5,855	8	859	6,722

UF refers to Unidades de Fomento as used in Chile as an inflation-adjusted currency, principally for business transactions.

The long term liabilities relate to loans and other payables that have:

	Unsecured	Secured	Financial
	bank loans	bank loans	leases		Total
(Amounts, except percentages, expressed in thousands of USD)	Unaudited	Unaudited	Unaudited	Other	Unaudited

Fixed interest rates	2,331	158,542	10,570	859	172,302
Floating interest rates	—	7,809	8	—	7,817

	2,331	166,351	10,578	859	180,119

Average interest rates applied during the period	1.73%	6.85%	6.36%	0.00%	6.75%

The Company’s subsidiary, Siza Water Company (Proprietary) Limited, which was acquired on May 3, 2007, has a bank loan outstanding in the amount of ZAR 20.2 million (USD 2.9) million at September 30, 2007. The loan bears interest at a fixed rate of 12.61% per annum. Quarterly capital repayments of ZAR 0.7 million (USD 0.1 million) commence on February 6, 2008 and end on November 6, 2017. The loan is secured by the balance of funds held in a restricted account operated by the lender.

Cascal

14—Current liabilities

		September 30,
	March 31,	2007
Amounts expressed in thousands of USD	2007	Unaudited

Current installments of long term liabilities	6,603	6,343
Short term loans(1)	2,236	79,534
Bank overdrafts	7,512	5,711
Trade creditors	11,510	12,636
Amounts payable to affiliated companies	3,422	1,898
Taxation and social security	4,125	7,230
Accruals	15,261	28,760
Other creditors	25,596	9,593

	76,265	151,705

(1)	The increase in short term loans arises from the incurrence of additional short term debt, the proceeds of which were used to retire long term liabilities as described in Note 13.

15—Segmental disclosures

Revenue—geographical analysis

	Six months ended	Six months ended
	September 30,	September 30,
	2006	2007
Amounts expressed in thousands of USD	Unaudited	Unaudited

United Kingdom	36,378	47,200
South Africa	6,669	10,375
Indonesia	5,309	5,564
China	—	4,848
Chile	3,269	3,737
Panama	1,616	4,390
Mexico	1,368	1,511
The Philippines	1,139	1,387
Holding Companies	746	1,625
Less: Inter-segment sales	(713)	(1,223)

	55,781	79,414

Cascal

The table below analyzes total revenue between that derived from the Group’s regulated and unregulated activities:

	Six months ended	Six months ended
	September 30, 2006	September 30, 2007
Revenue—regulated and unregulated	Unaudited	Unaudited

Regulated	50,374	66,005
Unregulated	5,407	13,409

	55,781	79,414

Operating profit/(loss)—geographical analysis

	Six months ended	Six months ended
	September 30, 2006	September 30, 2007
Amounts expressed in thousands of USD	Unaudited	Unaudited

United Kingdom	14,681	16,112
South Africa	1,256	2,935
Indonesia	1,794	1,812
China	—	484
Chile	(410)	85
Panama	619	2,055
Mexico	193	121
The Philippines	411	516
Holding Companies	(1,849)	(3,447)

	16,695	20,673

Cascal

Net profit/(loss)—geographical analysis

	Six months ended	Six months ended
	September 30, 2006	September 30, 2007
Amounts expressed in thousands of USD	Unaudited	Unaudited

United Kingdom	8,037	9,754
South Africa	227	1,199
Indonesia	1,199	1,235
China	—	417
Chile	(513)	(371)
Panama	352	1,597
Mexico	130	76
The Philippines	410	486
Holding Companies	(3,187)	(11,202)

Continuing Operations	6,655	3,191

Discontinued Operations (note 18)	—	248

	6,655	3,439

16—Taxation

The table below summarizes the principal contributing factors behind the effective tax rates:

	Six Months Ended		Six Months Ended
	September 30, 2006		September 30, 2007
Amounts expressed in thousands of USD	Unaudited	%	Unaudited	%

Profit before taxation	10,290	—	8,172	—
Dutch standard rate	(2,758)	26.8	(2,083)	25.5
Disallowed expenditure	(215)	2.1	(122)	1.5
Non-taxable income	109	(1.0)	82	(1.0)
Prior period adjustments(1)	(59)	0.5	1,298	(15.9)
Increase in deferred tax assets not recognized(2)	(412)	4.0	(2,652)	32.5
Effect of overseas tax rates	(285)	2.8	(617)	7.5
Other	7	(0.1)	(157)	1.9

Total tax charge	(3,613)	35.1	(4,251)	52.0

(1)	Included in the six months ended September 30, 2007 is an amount of USD 1.1 million due to a decrease in the rate of corporation tax in the United Kingdom.
(2)	Included in the six months ended September 30, 2007 is USD 2.5 million due to losses in the Group’s parent company in respect of which no benefit was recognized as management has concluded it is less likely than not that future taxable income will be available to recover those losses.

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17—Acquisition of subsidiary

On May 3, 2007 the Group acquired 73.42% of the share capital of Siza Water Company (Proprietary) Limited for Rand 20.4 million (USD 2.9 million). Siza Water provides water and wastewater services to the inhabitants of Ballito, a town close to Durban in South Africa, under a concession contract with Ilembe District Council. The acquisition of Siza Water supports the Company’s growth strategy in territories where it already has established operations in place.

The acquired business contributed revenues of USD 2.7 million and net profit of USD 0.3 million to the Group for the period from May 3, 2007 to September 30, 2007. If the acquisition had occurred on April 1, 2007, unaudited Group revenue would have been USD 79.9 million, unaudited net profit would have been USD 3.5 million and there would have been an increase in unaudited earnings per share of USD 8 for the six months ended September 30, 2007.

Details of net assets acquired and goodwill based on the Company’s preliminary purchase price allocation are as follows:

Amounts expressed in thousands of USD

Purchase consideration:
– Cash paid	2,888
– Direct costs relating to the acquisition	7

Total consideration	2,895
Fair value of net assets acquired	(2,895)

Goodwill	—

The assets and liabilities arising from the acquisition are as follows:

		Acquiree’s
	Fair	carrying
Amounts expressed in thousands of USD	value	amount

Cash and cash equivalents	3,291	3,291
Property, plant and equipment (note 5)	10,716	10,940
Concession contract (included in intangibles) (note 4)	1,018	—
Inventories	142	142
Receivables	1,072	1,072
Payables	(6,765)	(6,765)
Long term liabilities	(4,392)	(3,940)
Provisions	—	(2,642)
Net deferred tax liabilities (note 6 and 12)	(1,211)	(331)

Net assets	3,871	1,767

Minority interests	(976)
Net assets acquired	2,895

Purchase consideration paid in cash		(2,895)
Cash and cash equivalents in subsidiary acquired		3,291

Cash inflow on acquisition		396

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The concession contract is between Siza Water and Ilembe District Council. The remaining term of the concession is 22 years.

The provisions represent deferred revenue in the form of third party contributions toward the cost of infrastructure assets.

18—Disposal of subsidiary

On October 3, 2005 the Group sold its 83% interest in Belize Water Services Limited to the Government of Belize. Of the total purchase consideration given by the Government of Belize, amounting to USD 28.8 million, USD 9.9 million was deferred. This deferred consideration was originally secured by four promissory notes issued by the Government of Belize with a face value USD 2.5 million each, with one promissory note maturing at each of the first four anniversary dates of the completion of the above mentioned disposal. Each note bears interest at a rate of 10% per annum. On October 3, 2007 the second of the four promissory notes matured and was duly paid, together with accrued interest, by the Government of Belize to the Group. In light of this subsequent event the Company has released USD 0.25 million to income, which amount was originally provided in the consolidated accounts for the year ended March 31, 2006 against the face value of the second promissory note. The amount provided was charged against the gain on disposal reported in the consolidated accounts for the year ended March 31, 2006 and so its release has been similarly classified in these interim financial statements.

19—Contingent liabilities

The Group’s defined benefit pension plan in the United Kingdom is part of the Biwater Retirement and Security Scheme (BRASS). There are two sub-funds established within BRASS. The Cascal sub-fund is called the Water Company Section and the other sub-fund is called the Main Section and is the UK defined benefit pension plan for Biwater Plc and a number of its UK subsidiaries. Although the Water Company Section constitutes a separate sub-fund, it is established under the same documentation that governs the Main Section and shares the same trustees. In 2025 or thereafter the trustees may merge the assets and liabilities of the Water Company Section and Main Section with the consent of Biwater Plc but without the Group’s consent. If this merger were to occur then the Group could be liable for any under-funding in the Main Section at and after the time of the merger. At the last financial valuation (March 2005), the Main Section was under-funded on a full buy-out basis, as determined under the United Kingdom pension statute which is different from Dutch GAAP and US GAAP, by GBP 93.3 million (USD 190.0 million).

One of the Group’s joint venture companies—Subicwater—is involved in a dispute with one of its minority shareholders—Olongapo City Government, or Olongapo City—in relation to amounts due to Olongapo City from Olongapo City Water District (OCWD) from whom the original concession was obtained. Such amounts are in relation to periods prior to the Subicwater concession. Subicwater originally entered into the concession based on the understanding that all prior obligations of OCWD had been settled under the terms of an agreement between Olongapo City and OCWD entered into in November 1997. Olongapo City subsequently contended that it would prefer to be a creditor of Subicwater (as opposed to a shareholder) and receive the old disputed OCWD amounts from Subicwater. However, Olongapo City has subsequently continued to act as a shareholder in Subicwater and has appointed directors of Subicwater, who have attended board meetings. Olongapo City obtained a Writ of Execution from the local courts in July 2003. In October 2003 Subicwater filed a Motion for Reconsideration by the local

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courts, which was rejected. In December 2003 Subicwater succeeded in obtaining an injunction from the Court of Appeals that prevented the local courts and Olongapo City from enforcing the Writ of Execution. In March 2006 Olongapo City appealed to the Supreme Court. Subicwater will continue to vigorously defend its position and believes that it will prevail on the merits. With interest, the amount of Olongapo City’s claim is approximately USD 36.9 million as of June 30, 2007.

20—	Summary of differences between accounting policies generally accepted in the Netherlands and in the United States

The accompanying consolidated financial statements have been prepared in accordance with Dutch GAAP, which differs in certain respects from accounting principles generally accepted in the United States of America (US GAAP). Reconciliations of net profit and shareholders’ equity under Dutch GAAP with the corresponding amounts under US GAAP are set out below.

On June 26, 2006, Biwater acquired 50% of the Company’s shares previously owned by Nuon. This transaction and the effects thereof are described in note (c) below. As a result of this transaction under US GAAP there has been a change in basis for 50% of the Company’s assets and liabilities as at June 26, 2006. No such change in basis was recognized under Dutch GAAP. Given this and the proximity of the transaction to June 30, 2006, the Company has prepared the pre-transaction results of operation for the period from April 1, 2006 through June 25, 2006 and June 26, 2006 through September 30, 2006 under US GAAP using an effective date of June 30, 2006.

The statement of cash flows for the period April 1, 2006 to June 25, 2006 has also been based on cash flows for the three-month period ended June 30, 2006, but excludes the cash flows related to the Nuon and Panama transactions. Those cash flows were new loans amounting to USD 69.7 million and a distribution to shareholders of USD 87.0 million that were both excluded from financing activities and consideration, net of cash acquired, for the acquisition of Aguas de Panama of USD 10.4 million that was removed from investing activities.

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Effect on net profit of differences between Dutch GAAP and US GAAP

			For the periods
				June 26, 2006	Six months
Amounts, except share and per			April 1, 2006	to	ended
share amounts, expressed in			to	September 30, 2006	September 30, 2007
thousands of USD	Note		June 25, 2006	Unaudited	Unaudited
Net profit in accordance with Dutch GAAP			3,598	3,057	3,439

US GAAP adjustments
- Goodwill amortization	(b	)	60	60	215
- Depreciation and amortization of fair value adjustments pushed down into Cascal B.V.	(c	)	—	361	331
- Business combinations	(d	)	—	—	(368)
- Changes in tax rate	(e	)	—	—	1,629
- Tax effect of US GAAP differences			—	(141)	(40)

Net profit in accordance with US GAAP			3,658	3,337	5,206
Net profit may be analyzed as follows:
Continuing Operations			3,658	3,337	4,958
Discontinued Operation			—	—	248

Net profit in accordance with US GAAP			3,658	3,337	5,206

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A reconciliation of the numerator for the purposes of calculating net profit per share under US GAAP is as follows:

	For the periods
		June 26, 2006	Six months
	April 1, 2006	to	ended
Amounts, except share and per share	to	September 30, 2006	September 30, 2007
amounts, expressed in thousands of USD	June 25, 2006	Unaudited	Unaudited
Net profit in accordance with US GAAP	3,658	3,337	5,206
Net profit per share in accordance with US GAAP basic and diluted method (USD)
Continuing Operations	0.17	0.15	0.23
Discontinued Operation	—	—	0.01

	0.17	0.15	0.24
Number of shares — Basic and diluted	21,849,343	21,849,343	21,849,343

Effect on shareholders’ equity of significant differences between Dutch GAAP and US GAAP

			As at
Amounts, except share and per share amounts,		As at	September 30, 2007
expressed in thousands of USD	Note	March 31, 2007	Unaudited
Shareholders’ equity in accordance with Dutch GAAP		38,552	45,846

US GAAP adjustments
- Pensions	(a)	3,399	3,539
- Goodwill amortization	(b)	1,339	1,625
- Fair value adjustments pushed down to Cascal B.V.	(c)	32,872	35,037
- Business combinations	(d)	1,131	556
- Changes in tax rate	(e)	—	1,656
- Tax effect of US GAAP differences		(9,953)	(9,865)

Shareholders’ equity in accordance with US GAAP		67,340	78,394

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Changes in shareholders’ equity

		Six months ended
	Year ended	September 30, 2007
Amounts expressed in thousands of USD	March 31, 2007	Unaudited

The reconciliation of the movements in shareholders’ equity is as follows:

Opening shareholders’ equity — in accordance with US GAAP	119,414	67,340
Net income for the period April 1, 2006 to June 25, 2006	3,658	—
Net income for the period June 26, 2006 to March 31, 2007	4,289	—
Net income for the period April 1, 2007 to September 30, 2007	—	5,206
Foreign exchange and other movements
For the period April 1, 2006 to June 25, 2006	1,351	—
For the period June 26, 2006 to March 31, 2007	5,297	—
For the period April 1, 2007 to September 30, 2007	—	5,848
Distribution to shareholders	(93,802)	—
Fair value adjustments pushed down to Cascal B.V.	24,188	—
Cumulative adjustment on adoption of SFAS 158	2,945	—

Closing shareholders’ equity — in accordance with US GAAP	67,340	78,394

(a) Pensions

The Group accounts for the costs of pensions under the rules set forth in Dutch GAAP.

On April 1, 2005, the Group adopted the new Dutch GAAP basis of accounting for pension costs, GAR 271, which follows the guidance set out in International Accounting Standards (IAS) 19 Employee Benefits. At the date of adoption, the Group recorded the unfunded pension benefit obligation, in accordance with the transition rules under Dutch GAAP, which do not require comparative periods to be restated for the effects of this change.

Under US GAAP, the Group adopted SFAS 87 Employers’ Accounting for Pensions, as of April 1, 2004, the beginning of the first period for which the reconciliation between the Dutch GAAP and US GAAP bases of reporting is presented. The transition rules permitted for foreign private issuers result in the unfunded pension benefit obligation, calculated in accordance with US GAAP, being recognized as a liability on that date.

Under both Dutch GAAP and US GAAP, defined benefit pension costs are determined on a systematic basis over the length of employee service. However, prior to April 1, 2005, the rules under Dutch GAAP were less prescriptive than US GAAP in respect of the actuarial assumptions that must be used and the allocation of costs to accounting periods. Dutch GAAP previously permitted the annual pension cost to be calculated based upon contributions payable by the sponsoring employer into the fund. Furthermore, the actuarial valuation under US GAAP had to be carried out on an annual basis, while a triennial valuation was required under Dutch GAAP.

Cascal

From April 1, 2005, the pension accounting rules for determining net periodic cost to be charged to the statement of income under Dutch GAAP are generally consistent with those that have been applied throughout the periods presented under US GAAP. Both Dutch GAAP and US GAAP now require each significant assumption to determine annual pension cost to be a best estimate with respect to that individual assumption. For example, the discount rate used should be that for ’AA’ rated bonds with a similar maturity to the pension obligations, and the value of the plan’s assets should be based upon market values at each balance sheet date.

Effective March 31, 2007, the Company adopted FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans (SFAS 158). Statement 158 requires companies to recognize the funded status of defined benefit pension and other post retirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. The funded status reported on the balance sheet as of March 31, 2007 and September 30, 2007 under SFAS 158 was measured as the difference between the fair value of plan assets and the benefit obligation.

Under Dutch GAAP, the Group recorded a liability before deferred taxation in respect of its UK defined benefit pension plan of USD 15.0 million as at March 31, 2007 and USD 15.0 million as at September 30, 2007. Under US GAAP the Group has calculated a pension liability of USD 11.0 million as at March 31, 2007 and USD 11.4 million as at September 30, 2007 in respect of the same pension plan. Of the difference between Dutch GAAP and US GAAP defined pension liabilities of USD 4.0 million as of March 31, 2007 and USD 4.1 million as of September 30, 2007, USD 0.6 million and USD 0.6 million, respectively, have been recognized in US GAAP financial statements on push down of fair values recognized in the Nuon transaction described in note (c) below. The Group’s equity method investments in Indonesia and The Philippines both operate defined benefit pension plans the aggregate liabilities of which at March 31, 2007 and September 30, 2007 under Dutch GAAP were USD 0.2 million and USD 0.1 million, respectively. The following disclosures related to the plan have been presented in accordance with the requirements of SFAS 158 and SFAS 132(R) in the following tables:

	For the periods
		June 26, 2006
	April 1, 2006	to	Six months
	to	September 30, 2006	ended
Amounts expressed in thousands of USD	June 25, 2006	Unaudited)	September 30, 2007
Pension expense
Service cost	345	346	626
Interest cost	1,351	1,352	3,119
Expected return on plan assets	(1,344)	(1,346)	(3,229)

Net periodic pension expense	352	352	516

(b) Goodwill amortization

Under Dutch GAAP goodwill is presumed to have a finite useful economic life of 20 years or less. Accordingly, goodwill arising on consolidation is amortized over 20 years for Dutch GAAP reporting purposes. In accordance with the requirements of SFAS 142, goodwill arising from business combinations is not subject to annual amortization for reporting under US GAAP. For US GAAP reporting purposes,

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goodwill arising on consolidation is “pushed down” into the books of the acquired business. Push down accounting is prohibited under Dutch GAAP.

(c) Fair value adjustments pushed down into Cascal B.V.

For US GAAP purposes, the acquisition by Biwater of the 50% of the Company’s shares previously owned by Nuon has been accounted for in accordance with SFAS No. 141, “Business Combinations” (“SFAS 141”) and Staff Accounting Bulletin (SAB) Topic 5-J, “Push Down Basis of Accounting Required in Certain Limited Circumstances,” with “push-down” accounting applied to the 50% of the assets not already owned by Biwater. Push down accounting is not permitted under Dutch GAAP. As a result, the Company has undertaken a purchase price allocation exercise, which has resulted in changes to the values of certain assets and liabilities by an amount representing 50% of the difference between their fair value as of June 26, 2006 and their book value as of that date as required under US GAAP. This “push-down” exercise is not permitted under Dutch GAAP. The total purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed based upon management’s best estimates of fair values.

The following table summarizes the effects of the Company’s purchase price allocation and the effect on net profit for the six months ended September 30, 2007.

					Effect on
			50% of		net profit
			difference		six months
			between	Assumed	ended
			fair and	economic	September 30,
(Dollars in thousands)			book values	life (Years)	2007

Property, plant and equipment:
—Freehold land (not depreciating)	(i	)	15,821	n/a
—Other	(i	)	(13,621)	2-44	995
Intangible assets:
—Customer relationships	(ii	)	840	3-17	(85)
—Brand names and trademarks	(iii	)	92	3	(16)
—Water rights	(iv	)	4,644	22	(114)
—License and concession agreements	(v	)	4,393	14-23	(125)
Other assets			21	3	(3)
Long-term debt	(vi	)	(1,130)	3-28	6
Pension obligations	(vii	)	547	15	(18)
Deferred revenue	(viii	)	20,526	17-50	(301)

Pre-tax effect of “push-down” accounting			32,133		339
Deferred taxes on above items, net	(ix	)	(7,945)		(77)

Total effect of “push-down” accounting			24,188		262

Book value of assets and liabilities at 50%			62,212

Consideration			86,400

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(i) Property, plant and equipment have been valued on a depreciated replacement cost basis. Depreciated replacement cost has been determined by first establishing the Replacement Cost New (“RCN”), which is the cost to replace the asset with like utility using current material and labor rates and therefore establishes the highest amount a prudent investor would be prepared to pay. RCN was determined by applying an inflation-based index to historical amounts contained within the Company’s records. Adjustments have then been made to the RCN to reflect a loss in value due to physical deterioration, functional obsolescence and economic obsolescence, as appropriate, in order to reach a fair value based on depreciated replacement cost. Depreciation is calculated based on the remaining estimated useful economic life of the asset.

(ii) Customer relationships have been valued by reference to the present value of the operating cash flows that they generate over their term, taking into account the probability of their renewal.

(iii) Brand names and trademarks have been valued using the relief from royalties approach, which reflects value by estimating the savings that are realized by the owner of the brand or trademark relative to the amount that an unrelated party could expect to have to pay as a percentage of revenue for their use. This approach requires an assessment to be made of the amount that a third party would be prepared to pay (as a percentage of revenues) for use of the brand name or trademark in question.

(iv) Water rights relate solely to the Company’s Chilean operations and have been valued using data from an independent valuation firm based on their market price estimated by reference to the values at which similar assets have changed hands in arm’s length transactions between willing buyers and sellers.

(v) License and concession agreements have been valued using an income-based methodology that uses discounted cash flows. The operating cash flows attributable to each license or concession are calculated by charging appropriate costs to the identifiable revenue stream. These cash flows represent a return on all of the assets employed in their generation. In order to separately value the licenses and concessions, the value and the required return for other identifiable assets must be determined. These contributory asset charges represent the fair return required on all assets that are necessary for the realization of the cash flows and as such are made for all assets that contribute to the cash flows in line with their contribution. Charges for use of contributory assets have been calculated, in the aggregate, for the use of net working capital, fixed assets and an assembled work force. The contributory asset charges are deducted from the cash flows calculating the net present value attributable to each license or concession. Estimates have been made of the useful economic lives of individual licenses and concessions based on the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the entity. A license or concession is amortized over that lifetime.

(vi) The adjustment to the carrying value of long term debt principally relates to the UK Artesian loan, the outstanding principal of which was GBP 69.3 million (USD 141.2 million) as at September 30, 2007. This loan bears interest at a rate of 3.08% and the principal sum accretes by the UK Retail Price Index (RPI) each year until repaid. The loan is due for repayment in 2033. The fair value of the loan has been calculated based on an assumed current real market rate for such a loan of 2.98% and average annual increases in RPI over the term of the loan of 2.64%, giving a nominal interest rate at which to discount the cash flows related to the loan of 5.62%. Adjustments to the carrying values of other long term debt have given rise to both increases and decreases in the carrying amounts of that debt.

(vii) The pension adjustment relates to the recognition of 50% of the actuarial gains and losses previously unrecognized under SFAS No. 87, “Employer’s Accounting for Pensions.”

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(viii) In the Company’s historical financial statements, certain monies received from land and property developers in connection with the design, construction and connection of infrastructure have been deferred and are being recognized as revenue in the statement of income on a straight-line basis over the lives of assets used in the related water supply arrangements. As part of the purchase price allocation pushed down to the Company relating to the acquisition of 50% of the Company’s shares by Biwater, no amount of purchase price has been allocated to these deferred revenue balances pursuant to the guidance contained in Emerging Issues Task Force (EITF) Issue No. 01-3, “Accounting in a Business Combination for Deferred Revenue of an Acquiree.” That guidance states that deferred revenue in a business combination should be recognized at fair value. In the case of the deferred revenue balances in the historical financial statements of Cascal, the legal obligation to supply water arises from the license or concession in the relevant jurisdiction and those obligations are taken into account when determining for purchase price allocation purposes the value of the relevant license or concession (which give rise to a right to supply water at a regulated price) and the related infrastructure assets needed to access the cash flows arising from that right.

(ix) Deferred taxes have been calculated on the push-down adjustments above using the enacted tax rates in the jurisdictions to which the push-down adjustments relate. In determining this adjustment, management has taken account of the effect of additional taxable temporary differences on future taxable income, which could be used to recover deferred tax assets against which a full valuation allowance has been recorded in the historical financial statements.

(d) Business combinations

Partial acquisitions

Under Dutch GAAP, GAR 216, all assets and liabilities of a business acquired in a transaction in which less than 100% of a business’s equity is acquired (“partial acquisitions”) are recognized at fair value. Under US GAAP, SFAS 141, “Business Combinations,” the portion of assets and liabilities attributable to minority interests in partial acquisitions are accounted for at book value. The acquisition of 87% of The China Water Company and 73.4% of Siza Water accordingly results in different values recognized as of the date of acquisition and thereafter in different depreciation and amortization charges between Dutch and US GAAP. This GAAP difference does not affect net profit or shareholders’ equity; the effects of this difference on recorded values of tangible and intangible fixed assets, deferred taxes and minority interests are reflected in the US GAAP condensed consolidated balance sheet and statement of income presented below.

Negative goodwill

Additionally, the acquisition of China Water has given rise under Dutch GAAP, GAR 216, to negative goodwill, which is recognized as a liability on the balance sheet and amortized over the average estimated useful life of assets to which the negative goodwill relates. No deferred tax is recorded in respect of negative goodwill. Under US GAAP, SFAS 141 requires any excess of the fair value of assets and liabilities acquired over the purchase price to be allocated to certain noncurrent nonmonetary assets acquired; the Group’s accounting policy under US GAAP is to allocate such amounts to assets on a relative fair value basis. The allocation of that excess gives rise to temporary differences for US GAAP, on which deferred taxes are recorded. The effect of the negative goodwill has resulted in no difference in income from continuing operations.

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Compensation arising on acquisition of subsidiary

Consideration of up to GBP 0.8 million (USD 1.5 million) payable to the former owners of the Pre-Heat business contingent on its post-acquisition results is dependent on the continued employment of those individuals. Under Dutch GAAP this element has been treated as consideration for the acquisition of the business and included in goodwill. Under US GAAP, guidance contained in EITF 95-8, “Accounting for contingent consideration paid to the shareholders of an acquired enterprise in a purchase business combination,” this element has been treated as compensation for the individuals and will be recognized over the two-year period of employment on which such payments partially depend. The total effect is to decrease net profit for the six months ended September 30, 2007 by USD 0.4 million and decrease shareholders’ equity by USD 0.5 million.

(e) Changes in tax rates

Under Dutch GAAP, deferred taxes are measured using substantively enacted tax rates. US GAAP requires deferred taxes to be measured using enacted tax rates. The 2007 UK Finance Act, which will reduce the UK corporate tax rate from 30% to 28% from April 1, 2008, was deemed substantively enacted as of June 30, 2007 but was not enacted as of that date since it had yet to receive Royal Assent, which was granted in July 2007. Under Dutch GAAP the full year effect of the remeasurement of deferred tax balances is being accrued quarterly over the fiscal year beginning April 1, 2007. Under U.S. GAAP the full year effect of the remeasurement has been taken in the six months ended September 30, 2007.

(f) Differences in presentation

The Group presents its consolidated profit and loss account in accordance with Dutch GAAP. This presentation differs in certain respects from that which is required under US GAAP. The following condensed consolidated statement of income and condensed consolidated balance sheet present the results and financial position of the Group as determined under US GAAP. Dutch GAAP does not require

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a consolidated statement of comprehensive income, which is required under US GAAP and is presented below as well.

Condensed consolidated balance sheet

	March 31, 2007	September 30, 2007
Amounts expressed in thousands of USD		Unaudited

Current assets:
Cash and cash equivalents	27,194	19,310
Restricted cash balances	22,818	1,600
Accounts receivable	52,815	72,326
Inventory	1,798	1,614

Total current assets	104,625	94,850

Property, plant and equipment	333,805	364,317
Goodwill, net	2,419	2,595
Intangible assets, net	22,115	25,100
Investment in equity method investments	10,906	11,428
Restricted cash balances	3,598	6,811
Other assets	15,934	16,830

Total long term assets	388,777	427,081
Total assets	493,402	521,931

Current liabilities	72,502	147,523
Deferred income taxes	55,936	56,722
Deferred income	26,182	32,393
Long term debt, net of current portion	245,151	180,100
Other liabilities	11,115	10,935
Minority interest	15,176	15,864

Shareholders’ equity	67,340	78,394

Total liabilities and shareholders’ equity	493,402	521,931

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Condensed consolidated statement of income:

	For the periods
		June 26, 2006
	April 1, 2006	to	Six months ended
	to	September 30, 2006	September 30, 2007
Amounts expressed in thousands of USD	June 25, 2006	Unaudited	Unaudited
Revenue
Regulated	21,431	22,537	59,191
Unregulated	2,096	3,119	13,064

Total	23,527	25,656	72,255
Cost and expenses
Raw and auxiliary materials	(4,170)	(3,996)	(13,830)
Operations and maintenance	(8,779)	(10,013)	(29,926)
Depreciation and amortization	(3,703)	(3,588)	(10,058)

Income from operations	6,875	8,059	18,441
Interest income	877	748	1,048
Interest expense	(2,166)	(3,800)	(9,701)
Other expense	(699)	(1,282)	(4,057)

Income from operations before income taxes	4,887	3,725	5,731
Taxation	(1,922)	(1,280)	(2,174)
Share of net profit of equity method investments	714	893	1,736
Minority interest	(21)	(1)	(335)

Net income from continuing operations	3,658	3,337	4,958

Discontinued operation (note 18)
Gain on disposal of subsidiary	—	—	248

Net income from discontinued operation	—	—	248

Net income	3,658	3,337	5,206

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Consolidated statement of comprehensive income:

			Total
	Net profit for	Currency	comprehensive
Amounts expressed in thousands of USD	the period	translation	income

April 1, 2006 through June 25, 2006	3,658	1,351	5,009
June 26, 2006 through September 30, 2006	3,337	298	3,635
Six months ended September 30, 2007	5,206	5,848	11,054

Summary consolidated cash flow:

	For the periods
		June 26, 2006
	April 1, 2006	to	Six months ended
	to	September 30, 2006	September 30, 2007
Amounts expressed in thousands of USD	June 25, 2006	Unaudited	Unaudited
Cash flow from operating activities	240	(6,575)	17,093
Cash flow from investing activities	(5,663)	(13,832)	(19,101)
Cash flow from financing activities	(1,002)	(17,584)	(6,359)

Total cash flow	(6,425)	(37,991)	(8,367)

Exchange and translation differences on cash and cash equivalents	1,120	69	483

	(5,305)	(37,922)	(7,884)
Cash at bank and in hand at beginning of period	68,271	62,966	27,194

Cash at bank and in hand at end of period	62,966	25,044	19,310

21—New accounting pronouncements

FIN 48—

Effective April 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes, and supplemented by FASB Financial Staff Position FIN 48-1, Definition of Settlement in FASB Interpretation No. 48, issued May 2, 2007.

The Company recorded no effect on the liability for unrecognized tax benefits as of April 1, 2007 on the adoption of FIN 48. As of April 1, 2007 and September 30, 2007, the gross amount of unrecognized tax benefits was USD 0.7 million. The total amount of unrecognized tax benefits as of April 1, 2007 and September 30, 2007 that, if recognized, would affect the effective tax rate is USD nil and USD nil; based on conditions existing as of those dates, the recognition of the unrecognized tax benefits would increase a loss carry-forward against which deferred tax asset a full valuation allowance would be required.

Cascal

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. The Company had USD nil in interest and penalties related to unrecognized tax benefits accrued as of April 1, 2007 and September 30, 2007.

The Company anticipates that it is reasonably possible that the total amount of unrecognized tax benefits could increase by up to USD 0.7 million by the end of fiscal year 2008 due to audit settlements.

As of April 1, 2007, the following tax years remain subject to examination for the major jurisdictions where the Company does business:

Jurisdiction	Open tax years

The Netherlands	2002-2007
United Kingdom	2006-2007
South Africa	2004-2007
Indonesia	2001-2006
China	2004-2006
Chile	1994-2007

22—Subsequent events

On October 3, 2007, the Group received the second USD 2.5 million tranche of deferred consideration payable by the Government of Belize pursuant to its acquisition two years earlier of the Group’s 83% interest in Belize Water Services Limited. See note 18.

On October 29, 2007, the Company made a distribution of share premium to its shareholder in the amount of USD 4.0 million.

On November 2, 2007, the Company entered into a USD 30 million facility agreement with HSBC Bank PLC. The credit facility is comprised of a revolving credit facility for USD 20 million and a guarantee facility for USD 10 million. To date, only USD 5 million of the guarantee facility has been utilized.

On January 8, 2008, the Company agreed to an early termination of its operation and maintenance contract in Mexico. The Company does not believe it will realize either a material gain or loss on this transaction, but the exact amount of any gain or loss will be subject to the expenses the Company will incur in terminating its involvement in the project. In the future, the Company’s financial statements and associated footnotes will reflect its operation and maintenance project in Mexico as a discontinued operation under Dutch GAAP and US GAAP.

On January 23, 2008, the Company completed a recapitalization and stock split that required the following steps to be carried out:

•	Issuance of remaining 11,620 authorized shares having a par value of EUR 5 per share to our existing shareholder in exchange for cash of EUR 58,100. This increases the total shares issued to 20,000.

•	A split of each issued share having a par value of EUR 5 into 10 shares with a par value of EUR 0.5, thereby increasing the number of issued shares from 20,000 with a par value of EUR 5 to 200,000 having a par value of EUR 0.50.

Cascal

•	Issuance of 21,649,343 new shares having a par value of EUR 0.50 each by transferring the corresponding aggregate par value from share premium to issued share capital.

The result of these steps is to have outstanding 21,849,343 shares with a par value of EUR 0.50 each.

Earnings per share information presented in these unaudited consolidated financial statements has been calculated using a weighted average number of shares of 21,849,343. The share capital and share premium balances have also been revised to reflect this stock split in the periods presented.

The result of these actions is an effective stock split of 2,607-for-1.

In addition, transfers were made from unallocated results and retained earnings to share premium in amounts of a positive USD 16 million and a deficit of USD 29 million, respectively, in order to eliminate the June 30, 2007 net deficit of USD 13 million.

(This page intentionally left blank)

Report of Independent Registered Public Accounting Firm

To the Shareholders of Aguas de Panama, S.A.

We have audited the accompanying balance sheets of Aguas de Panama, S.A. (the “Company”) as of June 30, 2006 and December 31, 2005, and the related statements of income, changes in shareholders’ equity and cash flows for the six months ended June 30, 2006 and for the year ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at June 30, 2006 and December 31, 2005, and the results of its operations and its cash flows for the six months ended June 30, 2006 and for the year ended December 31, 2005 in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 12.

/s/ PricewaterhouseCoopers
September 26, 2007
Panama, Republic of Panama

Aguas de Panama, S.A.

Balance Sheets

		December 31,	June 30,
Amounts expressed in thousands of USD	Notes	2005	2006

Assets
Non-current Assets
Tangible fixed assets	3	268	293
Finance leases — gross receivables	4	96,512	94,587
Unearned finance income	4	(73,397)	(71,553)

		23,383	23,327

Current Assets
Debtors	5	3,896	3,912
Cash at bank and in hand	6	3,849	3,901

		7,745	7,813

Total Assets		31,128	31,140

Shareholders’ Equity & Liabilities
Shareholders’ equity		17,564	18,584

Non-current Liabilities
Borrowings	7	10,820	9,720

Current Liabilities	8	2,744	2,836

Total Liabilities		13,564	12,556

Total Shareholders’ Equity and Liabilities		31,128	31,140

 The accompanying notes form an integral part of these financial statements.

Aguas de Panama, S.A.

Statements of Income

Amounts, except share and per share		Year ended	Six months ended
amounts, expressed in thousands of USD	Notes	December 31, 2005	June 30, 2006

Revenue
Operation and maintenance		3,046	1,372
Financing		3,690	1,845

		6,736	3,217
Operating Expenses
Other operating charges		3,347	1,667

Operating Profit		3,389	1,550
Net Financial Income and Expense
Interest income		—	9
Interest expense		(1,001)	(539)

		(1,001)	(530)

Net Profit		2,388	1,020

Earnings per share — Basic and Diluted		4,776	2,040
Weighted average number of shares —Basic and Diluted		500	500

The accompanying notes form an integral part of these financial statements.

Aguas de Panama, S.A.

Statements of Changes in
Shareholders’ Equity

	Issued	Share
	share	premium	Retained
Amounts expressed in thousands of USD	capital	amount	earnings	Total

Balance at January 1, 2005	—	9,000	6,176	15,176
Net result for the period	—	—	2,388	2,388

Balance at December 31, 2005	—	9,000	8,564	17,564

Net result for the period	—	—	1,020	1,020

Balance at June 30, 2006	—	9,000	9,584	18,584

The authorized share capital of the Company at June 30, 2006 consists of 500 common shares with a nil par value.

The accompanying notes form an integral part of these financial statements.

Aguas de Panama, S.A.

Statements of Cash Flows

		Year ended	Six months ended
		December 31,	June 30,
Amounts expressed in thousands of USD	Notes	2005	2006

Cash Flow (used in) Operating Activities
Net profit		2,388	1,020
Adjustments for:
Financing revenue		(3,690)	(1,845)
Interest income		—	(9)
Interest expense		1,001	539
Changes in debtors		156	(16)
Changes in current liabilities		(26)	350
Interest paid		(966)	(539)
Interest received		—	9

		(1,137)	(491)

Cash Flow (used in) Investing Activities
Purchases of tangible fixed assets	3	(125)	(25)

Total capital expenditure		(125)	(25)

		(125)	(25)

Cash Flow from Financing Activities
New loans		186	—
Loans repaid		(1,660)	(1,357)
Finance lease rentals received		3,592	1,925

		2,118	568

Total Cash Flow		856	52

Cash at bank and in hand at beginning of period		2,993	3,849

Cash at bank and in hand at end of period		3,849	3,901

The accompanying notes form an integral part of these financial statements.

Aguas de Panama, S.A.

Notes to the Financial Statements
(Amounts, except shares, expressed in thousands of USD)

1—General

Activities

The activities of Aguas de Panama, S.A. (the “Company”) involve the operation of a Drinking Water System to supply the areas of La Chorrara, Arraijan and Capira under the term of a 30 year concession with the Instituto de Acueductos y Alcantarillados Nacionales (IDAAN). Operations commenced on September 2002, following completion of the construction phase.

Group structure

The Company is a wholly owned subsidiary of Biwater Supply Limited, incorporated in the United Kingdom. On June 30, 2006, Cascal B.V. legally acquired a 100 per cent share in Biwater Supply Limited.

Functional and presentation currency

The Company’s functional currency is the Balboa, the monetary unit of the Republic of Panama. The United States Dollar (USD) is at par with the Balboa and is freely exchangeable in the Republic of Panama, and the directors have chosen the USD as the Company’s presentation currency.

Basis of presentation

These special purpose financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS).

They do not represent the “Report and Financial Statements” of the Company as of December 31, 2005.

As outlined in note 2 below, these financial statements have been prepared on the basis that IFRIC 4, “Determining whether an arrangement contains a lease” has applied throughout all periods presented following its applicability from January 1, 2006 for the Company. Prior period comparatives have as a result been restated from previously issued financial statements in relation to the adoption of IFRIC 4. The adoption of IFRIC 4 resulted in an increase in shareholders’ equity of USD 4.2 million at December 31, 2005 compared to the Company’s historical financial statements and an increase in net profit of USD 0.9 million for the year ended December 31, 2005.

Cash flow statement

The cash flow statement has been prepared using the indirect method. Cash at bank and in hand is comprised of cash at banks and in hand together with deposits with an original maturity of three months or less.

Receipts and payments of interest are included in the cash flow from operating activities. Dividends paid to shareholders are included in the cash flow from financing activities.

Aguas de Panama, S.A.

2—Accounting Policies

Use of estimates

The preparation of financial statements in conformity with IFRS requires the directors to exercise judgment and make estimates in determining the amounts to be reported in respect of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such judgments and estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making these judgments and estimates, subsequent outcomes could differ from the reported amounts derived from them.

Concession contracts

IFRIC 4 “Determining whether an arrangement contains a lease,” seeks to identify the contractual terms and conditions of agreements which, without taking the legal form of a lease, convey a right to use a group of assets in return for payments included in the overall contract remuneration. It identifies in such agreements a lease contract which is then analyzed and accounted for in accordance with the criteria laid down in IAS 17, based on the allocation of the risks and rewards of ownership.

The concession operator therefore becomes the lessor to its client. Where the lease transfers the risks and rewards of ownership of the asset in accordance with IAS 17 criteria, the operator recognizes a financial asset to reflect the corresponding financing arrangement, rather than a tangible fixed asset.

These financial assets are recorded in the balance sheet under the headings “Finance leases — gross receivables” and “Unearned finance income” the aggregate of which present the “net investment in finance leases.” (See note 4). They are initially recorded at fair value and subsequently amortized using the rate of interest implicit in the contract.

The element falling due within less than one year is presented within current assets, while the portion falling due after more than one year is included in non-current assets.

The amortized net investment in finance leases is reported as finance income in the statement of income for the period.

At each balance sheet date management assesses whether there is any objective evidence of impairment of the finance lease receivable. If such evidence exists an impairment loss is recognized in income to the extent that there is a difference between the carrying amount of the receivable and the present value of estimated future cash flows for the receivable discounted at the finance lease receivable’s initial effective interest rate.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for services provided in the ordinary course of the Company’s activities.

Aguas de Panama, S.A.

Revenue from the provision of operation and maintenance services is recognized in the statement of income in the period in which the services are supplied to IDAAN. Revenue is registered on a monthly basis once the delivery of the service is confirmed and billed to IDAAN.

Cash at bank and in hand

Cash and cash equivalents include checking and savings accounts with banks, with original maturities of three months or less.

Trade debtors

Trade debtors are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade debtors is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. When a trade debtor is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling and marketing costs in the statement of income.

Fixed assets

Fixed assets are stated at historical cost less depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the items.

Depreciation is calculated using the straight-line method over the remaining term of the 30 years of the concession, with the exception of freehold land which is not depreciated.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in the statement of income.

When assets are leased out under a finance lease, the present value of the lease payments is recognized as a receivable. The difference between the gross receivable and the present value of the receivable is recognized as unearned finance income.

Long term liabilities

Long term liabilities are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of income over the period of the borrowings using the effective interest method.

Income tax

During the term of the concession, the Company will receive the following tax benefits:

Taxable income will be subject to the following scale:

1.	A 100% tax exemption during the first five years of operation.

2.	A 75% tax exemption from the sixth until the 10th year of operation.

Aguas de Panama, S.A.

3.	A 50% tax exemption for the remaining concession term.

Current tax is calculated based on the taxable profit in each period.

Changes in deferred tax assets/liabilities are also accounted for as part of the overall charge to taxation.

Deferred tax assets and liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. At present there are no such differences to take account of.

Deferred tax assets and liabilities are calculated based on tax rates as at the period end date or future applicable rates, insofar as these have been substantially enacted.

Standards, amendments and interpretations effective in 2006 but not applicable for the Company’s operations

The following standards, amendments and interpretations are mandatory for accounting periods beginning on or after January 1, 2006 but are not applicable to the Company’s operations:

IAS 21 (Amendment), Net Investment in a Foreign Operation;

IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intra-Company Transactions;

IAS 39 (Amendment), The Fair Value Option;

IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts;

IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources;

IFRS 6, Exploration for and Evaluation of Mineral Resources;

IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds; and

IFRIC 6, Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment.

Standards and Interpretations to existing standards that are not yet effective and have not been early adopted by the Company.

The following new standards and interpretations to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after May 1, 2006 or later periods but that the Company has not early adopted.

IFRS 7, Financial Instruments: Disclosures, and the complementary Amendment to IAS 1, Presentation of Financial Statements — Capital Disclosures, (effective from January 1, 2007). IFRS 7 introduces new disclosures relating to financial instruments. This standard will not have any effect on the classification and valuation of the Company’s financial instruments.

IFRIC 8, Scope of IFRS 2 (effective for annual periods beginning on or after May 1, 2006). IFRIC 8 requires consideration of transactions involving the issuance of equity instruments — where the

Aguas de Panama, S.A.

identifiable consideration received is less than the fair value of the equity instruments issued — to establish whether or not they fall within the scope of IFRS 2. The Company will apply IFRIC 8 from January 1, 2007, but it is not expected to have any effect on the Company’s accounts.

IFRIC 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after November 1, 2006). IFRIC 10 prohibits the impairment losses recognized in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Company will apply IFRIC 10 from January 1, 2007, but it is not expected to have any effect on the Company’s accounts.

IFRIC 12, Service Concession Arrangements (effective for annual periods beginning on or after January 1, 2008). IFRIC 12 addresses the accounting by operators of public-private service concession arrangements. The Company will apply IFRIC 12 from January 1, 2008 and management is still evaluating the effect that IFRIC 12 will have on its financial statements.

Standards and interpretations to existing standards that are not yet effective and not applicable to the Company’s operations

The following new standards and interpretations to existing standards have been published and are mandatory for the Company’s accounting periods beginning on or after May 1, 2006 or later periods but are not applicable to the Company’s operations:

IFRIC 7, Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies (effective from March 1, 2006). IFRIC 7 provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when the economy was not hyperinflationary in the prior period. As the Company’s functional currency is not the currency of a hyperinflationary economy, IFRIC 7 is not relevant to the Company’s operations.

IFRIC 9, Reassessment of Embedded Derivatives (effective for annual periods beginning on or after June 1, 2006). IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. As the Company has not changed the terms of its contracts, IFRIC 9 is not relevant to the Company’s operations.

Aguas de Panama, S.A.

3—Fixed Assets

	Freehold
Amounts expressed in thousands of USD	land	Total

Net book value at January 1, 2005 At cost	143	143
Accumulated depreciation	—	—

	143	143

Changes during the period:
Additions	125	125
Depreciation	—	—

	125	125

Net book value at December 31, 2005 At cost	268	268
Accumulated depreciation	—	—

	268	268

Changes during the period:
Additions	25	25
Depreciation	—	—

	25	25

Net book value at June 30, 2006 At cost	293	293
Accumulated depreciation	—	—

	293	293

Assets in course of Construction

	Freehold
Amounts expressed in thousands of USD	land	Total

Net book value at December 31, 2005	268	268

Net book value at June 30, 2006	293	293

Aguas de Panama, S.A.

4—Finance lease receivables

	December 31,	June 30,
Amounts expressed in thousands of USD	2005	2006

Finance leases—gross receivables	96,512	94,587
Unearned finance income	(73,397)	(71,553)

	23,115	23,034

Gross receivables from finance leases:
Not later than 1 year	3,851	3,851
Later than 1 year and not later than 5 years	15,305	15,283
Later than 5 years	81,207	79,304
Unearned future finance income on finance leases	(73,671)	(71,826)

Net investment in finance leases	26,692	26,612

The net investment in finance leases may be analyzed as follows:
Not later than 1 year	3,577	3,577
Later than 1 year and not later than 5 years	11,713	11,713
Later than 5 years	11,402	11,322

Present value of lease payments	26,692	26,612

Management believes the fair value of the finance lease receivable equates to its present value.

The effective interest rate associated with the lease receivable is 14.75%.

5—Debtors

	December 31,	June 30,
Amounts expressed in thousands of USD	2005	2006

Finance leases—gross receivables	3,851	3,851
Unearned finance income	(274)	(274)
Trade debtors (net of provision for bad & doubtful debts of nil)	289	274
Prepayments	30	61

	3,896	3,912

Aguas de Panama, S.A.

6—Cash at bank and in hand

	December 31,	June 30,
Amounts expressed in thousands of USD	2005	2006

Cash at bank and in hand	3,848	1,091
Short term deposits	1	2,810

	3,849	3,901

7—Borrowings

Secured
Amounts expressed in thousands of USD	bank loans

Balance at January 1, 2005	14,680
Less: Short term portion	(1,660)

Long term portion	13,020

Changes during the period:
New loans	—
Repayment of loans	(1,660)

Balance at December 31, 2005	13,020
Less short term portion	(2,200)

Long term portion	10,820

Changes during the period:
New loans	—
Repayment of loans	(1,100)

Balance at June 30, 2006	11,920
Less: Short term portion	(2,200)

Long term portion	9,720

Long term liabilities at June 30, 2006 are repayable as follows:

Secured
Amounts expressed in thousands of USD	bank loans

Year ending June 30, 2007	2,234
Year ending June 30, 2008	2,333
Year ending June 30, 2009	2,398
Year ending June 30, 2010	1,588
Due after 5 years	1,167

9,720

Aguas de Panama, S.A.

Long term liabilities at June 30, 2006 are denominated in the following currencies:

Secured
Amounts expressed in thousands of USD	bank loans

US Dollar (USD)	9,720

9,720

Long term liabilities relate to loans that have:

Secured
Amounts expressed in thousands of USD	bank loans

Floating interest rates	9,720

Average interest rates applied during the period	8.71%

8—Current liabilities

	December 31,	June 30,
Amounts expressed in thousands of USD	2005	2006

Current installments of long term liabilities	2,200	2,200
Trade creditors	62	161
Accruals	225	225
Related parties	257	250

	2,744	2,836

Effective April 11, 2003 the Company entered into a Long-Term Loan Agreement with International Finance Corporation (IFC), a member of the World Bank.

Under the terms of this Loan Agreement the Company borrowed the following amounts:

(a) The A loan, USD 6 million; and

(b) The B loan, USD 10 million.

The dates for repayment of principal of the Loan are intended to coincide with the interest payment dates. Subject to section 3.04 of the Loan Agreement, the interest rate is the sum of: (i) the relevant spread; and (ii) LIBOR on the interest determination date for the interest period on each of the A Loan and the B Loan, and accrued from day to day, prorated on the basis of a 360-day year.

The Company has signed a Commercial Pledge Agreement of a bank account and assignment of credit. This agreement involves a Security Account at HSBC Bank (Panama), S.A. or such other bank as may be agreed from time to time by IFC, into which Caja de Ahorros shall deposit all funds to be transferred to the Company from the Payment Trust, established by means of the concession granted by IDAAN in order to settle the monthly billing for the supply of the potable water.

The loan agreement provides IFC with the followings warranties:

(i)	The assignment of each of the Turnkey Construction Contract, the Equipment Supply Contract and the Operation and Maintenance Contract pursuant to the terms of the Assignment and

Aguas de Panama, S.A.

Security Agreement and (y) the hypothecation of the Concession Contract pursuant to the terms of the Mortgage;

(ii)	The first ranking pledge in favor of IFC of the Company’s share capital held by Biwater Supply Limited (BSL) pursuant to the terms of the Share Pledge Agreement;

(iii)	A conditional assignment of the right to receive payments under the Payment Trust and the Guarantee Trust and a first ranking lien on the deposits made into the Security Account pursuant to the terms of the Security Account Agreement;

(iv)	A first ranking mortgage on the Plant pursuant to the terms of the Mortgage;

(v)	An assignment in favor of IFC of proceeds on every performance or payment bond and on every insurance policy on Company assets by naming IFC as an additional named insured and as loss payee in accordance with the terms hereof;

(vi)	The consents to the assignments described in paragraph (i) above pursuant to the IDAAN Consent, the Biwater International Ltd. (BIL) Consent and the Biwater Project Ltd. (BPL) Consent; and

(vii)	The Administración de Seguros, S. A. (ASSA) Subordination Agreement.

9—Financial Instruments and Risks

Financial risk factors

In its normal course of operations, the Company is exposed to a variety of financial risks, which are minimized through the application of procedures of risk administration. These policies cover the interest rate risk, the credit risk and the liquidity risk.

Interest rate risk

Other than a finance lease with an effective rate of interest implicit therein, the Company has no significant interest-bearing assets and the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s principal source of interest rate risk arises from long-term borrowings.

Credit risk

The financial assets that represent a potential credit risk for the Company consist mainly of cash, finance lease receivables and trade debtors. All cash is deposited in high-quality credit institutions. The credit risk of trade debtors is minimized through the establishment of specific credit limits and payment installments. At December 31, 2005 and June 30, 2006 the counterparty to all of the finance lease receivables and trade debtors was IDAAN, an autonomous publicly-owned entity.

Aguas de Panama, S.A.

Liquidity risk

The Company requires enough cash to meet its financial obligations. Accordingly, it maintains sufficient cash in banks that allow fulfillment of any cash deficit for the accomplishment of its short-term obligations.

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and cash equivalents

The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Trade debtors and trade creditors

The carrying amount of trade debtors and trade creditors in the balance sheet approximates fair value.

Borrowing

The carrying amount of the IFC Loan approximates fair value.

10—Commitments

Under the Concession Contract with IDAAN and subcontract with related companies the following commitments are entered into:

a)	The Company is obliged to keep, maintain, and repair the plant, equipment and accessories related to the concession.

b)	The Company cannot assign, sell or compromise in any way the concession without IDAAN’s approval.

c)	The Company is obligated to post a USD 1.5 million performance bond on an annual basis in favor of IDAAN and the Panama Government in order to guarantee the water sale in block to IDAAN in the quantities and specifications established in the concession contract. The annual performance bonds are to be posted by the Company during the term of the concession and for an additional year to guarantee the transfer in good condition of all assets associated with the concessioned service.

d)	IDAAN is obliged to buy the minimum volume of water established on a concession specified table for the specified price at the time of delivery.

e)	The drinking water system will be operating for a 30-year period, from the date of the initial commercial operations and once the concession period has finished, the Company must return in good working condition the plant and every item of machinery comprising the drinking water system to the Panamanian Government.

Aguas de Panama, S.A.

11—Related party transactions

The Company had the following balances and transactions with related companies:

Long term liabilities:

	December 31,	June 30,
Amounts expressed in thousands of USD	2005	2006

Biwater International Limited, Panama Branch	257	250

Transactions (charged to operating expenses):

	Year Ended	Six Months Ended
	December 31,	June 30,
Amounts expressed in thousands of USD	2005	2006

Operation & Maintenance Contract—Biwater International Limited, Panama Branch	2,993	1,484

12—Summary of differences between International Financial Reporting Standards (IFRS) and accounting policies generally accepted in the United States of America (US GAAP)

The accompanying financial statements of the Company have been prepared in accordance with IFRS. These accounting principles differ in certain material respects from US GAAP. Reconciliation of net profit and shareholders’ equity under IFRS with the corresponding amounts under US GAAP are set out below.

Effect on net profit of differences between IFRS and US GAAP

Amounts, except shares and per share			Year ended	Six months ended
amounts, expressed in thousands of USD	Notes		December 31, 2005	June 30, 2006

Net profit in accordance with IFRS			2,388	1,020
US GAAP adjustments
Project accounting in accordance with US GAAP	(a	)	(917)	(336)
Tax effect of US GAAP differences			138	50

Net profit in accordance with US GAAP			1,609	734

Net profit may be analyzed as follows:
Continuing operations			1,609	734

Net profit in accordance with US GAAP			1,609	734

Aguas de Panama, S.A.

Net profit per share

Amounts, except shares and per share	Year ended	Six months ended
amounts, expressed in thousands of USD	December 31, 2005	June 30, 2006

Net profit in accordance with US GAAP	1,609	734

Net profit attributable to common shareholders	1,609	734

Net profit per share in accordance with US GAAP basic and diluted method (USD)	3,218	1,468
Number of shares—Basic and diluted	500	500

Effect on shareholders’ equity of significant differences between IFRS and US GAAP

			December 31,	June 30,
Amounts expressed in thousands of USD	Notes		2005	2006

Shareholders’ equity in accordance with IFRS			17,564	18,584
US GAAP adjustments
Project accounting in accordance with US GAAP	(a	)	(4,171)	(4,507)
Tax effect of US GAAP differences	(b	)	626	676

Shareholders’ equity in accordance with US GAAP			14,019	14,753

Changes in shareholders’ equity

Amounts, except shares and per share	Year ended	Six months ended
amounts, expressed in thousands of USD	December 31, 2005	June 30, 2006

The reconciliation of the movements in shareholders’ equity is as follows:
Opening shareholders’ equity—in accordance with US GAAP	12,410	14,019
Net profit for the period	1,609	734

Closing shareholders’ equity—in accordance with US GAAP	14,019	14,753

In addition all disclosures that would be necessary under US GAAP have been provided with the IFRS financial statements and accompanying footnotes.

(a) Under IFRS, the Company has complied with the requirements of IFRIC 4 “Determining whether an arrangement contains a lease.” IFRIC 4, which was applicable from January 1, 2006 and required retrospective application, seeks to identify the contractual terms and conditions of agreements that, without taking the legal form of a lease, convey a right to use a group of assets in return for payments included in the overall contract remuneration. The Company’s concession agreement with IDAAN satisfies the requirements set out in IFRIC 4 for an arrangement to be considered to contain a lease because there is a specific group of water treatment assets that are essential to the fulfillment of the contract and the price that IDAAN pays, as sole customer, for those assets’ output is contractually determined. The classification of the lease that IFRIC 4 deems to be contained within the concession arrangement is

Aguas de Panama, S.A.

determined by reference to IAS 17. The concession agreement provides for the water treatment assets to be transferred to IDAAN’s ownership at the end of the 30-year concession for no consideration. This transfer of ownership provides the basis for concluding that the lease contained in the concession agreement is a finance lease, as opposed to an operating lease.

Under US GAAP, EITF 01-08 “Determining whether an arrangement contains a lease” is effective prospectively for arrangements entered into or significantly modified after May 28, 2003. As the concession agreement was entered into prior to May 28, 2003 and has not been significantly modified since that date, EITF 01-08 does not require a reassessment to be made in relation to this contract. As such, for presentation under US GAAP the concession arrangement retains its legal form as a bulk treated water supply contract with the assets that are used to make the supply and that are legally owned by the supplier being recorded as property, plant and equipment in the supplier’s financial statements.

(b) A deductible temporary difference originates from the elimination of the IFRS lease accounting presentation for US GAAP reporting of this concession agreement. This temporary difference has been tax effected using 15%, which is the long-term tax rate applicable to this concession agreement, based on a 50% tax exemption in Panama commencing with the eleventh year of operation and continuing until the concession’s end.

The following condensed consolidated statement of income and condensed consolidated balance sheet present the results and financial position of the Company as determined under US GAAP.

Condensed balance sheet:

Amounts expressed in thousands of USD	December 31, 2005	June 30, 2006

Current assets:
Cash and cash equivalents	3,849	3,901
Accounts receivable	601	617

Total current assets	4,450	4,518

Property, plant and equipment	22,507	22,115
Deferred tax assets	626	676

Total long term assets	23,133	22,791

Total assets	27,583	27,309

Current liabilities	2,744	2,836
Long term debt, net of current portion	10,820	9,720

Shareholders’ equity	14,019	14,753

Total liabilities and shareholders’ equity	27,583	27,309

Aguas de Panama, S.A.

Condensed statement of income:

	Year ended	Six months
	December 31,	ended
Amounts expressed in thousands of USD	2005	June 30, 2006

Revenue	6,652	3,297
Costs and expenses:
Operations and maintenance	3,347	1,667
Depreciation and amortization	833	417

Income from continuing operations	2,472	1,213
Interest income	—	9
Interest expense	1,001	539

Income from continuing operations before income taxes	1,471	683
Taxation	138	51

Net income from continuing operations	1,609	734

Statement of comprehensive income:

		Total
Amounts expressed in thousands of USD	Net profit for	comprehensive
Period	the period	income

Year ended December 31, 2005	1,609	1,609
Six months ended June 30, 2006	734	734

Summary statement of cash flow:

	Year ended	Six months
	December 31,	ended
Amounts expressed in thousands of USD	2005	June 30, 2006

Cash flow from operating activities	2,455	1,434
Cash flow from investing activities	(125)	(25)
Cash flow from financing activities	(1,474)	(1,357)

Total cash flow	856	52

Cash at bank and in hand at beginning of period	2,993	3,849

Cash at bank and in hand at end of period	3,849	3,901

Recently issued US GAAP accounting standards

FIN 48—In July 2006 the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This interpretation provides that the financial statement effects of a tax position shall initially be recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. This interpretation

Aguas de Panama, S.A.

also may require additional disclosures related to tax positions taken. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 (i.e. January 1, 2007 for the Company), with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. Management is currently evaluating the effect of adopting FIN 48 on the Company’s financial statements.

SFAS 157—In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. SFAS No. 157 will become effective for the Company at the beginning of fiscal year 2009. Management is currently evaluating the effect, if any, that SFAS No. 157 will have on the Company’s financial statements.

SAB 108—In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The guidance is applicable for fiscal years ending after November 15, 2006. Management is currently evaluating the effect SAB 108 will have on the Company’s financial statements.

SFAS 159—In February 2007, FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115 (“FAS 115”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is expected to expand the use of fair value measurement, which is consistent with FASB’s long-term measurement objectives for accounting for financial instruments. It applies to all entities, including not-for-profit organizations; however, the amendment to FAS 115 applies to all entities with available for sale and trading securities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Management is currently reviewing SFAS 159 to determine the potential effect on the Company’s consolidated results of operations, financial position, and cash flows.

12,000,000 shares

Common shares

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, our shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our shares.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

Until          , 2008, all dealers that buy, sell or trade in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS

JPMorgan	Credit Suisse

Janney Montgomery Scott LLC	HSBC

          , 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Although Dutch law does not expressly provide for the indemnification of officers and directors, the concept of indemnification of directors of a company for liabilities arising from their actions as members of the board is, in principle, accepted in The Netherlands. Cascal N.V.’s Articles of Association provide for indemnification of directors and officers (as defined) by the company to the fullest extent permitted by Dutch law against liabilities, expenses and amounts paid in settlement relating to claims, actions, suits or proceedings to which a director becomes a party as a result of his or her position.

Reference is made to Section 9 of the form of Underwriting Agreement filed as Exhibit 1 to the registration statement, which sets forth the registrant’s and the underwriters’ respective agreement to indemnify each other and to provide contribution in circumstances where indemnification is unavailable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES

None.

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following exhibits are filed as part of this registration statement:

Exhibit
number		Description

1		Form of Underwriting Agreement
3		Articles of Association*
4		Specimen Share Certificate*
5		Opinion of Stibbe New York B.V. P.C.
8		Opinion of Squire, Sanders & Dempsey L.L.P. as to certain tax matters included in the prospectus
10	.1.1	Instrument of Appointment by the Secretary of State for the Environment of The Bournemouth and District Water Company (now Bournemouth & West Hampshire Water Plc) as a water undertaker under the Water Act of 1989*
10	.1.2	Water Industry Act 1991 Section 13 Modifications of the Conditions of Appointment of Bournemouth and West Hampshire Water plc, effective April 1, 2005*
10	.1.3	Water Act 2003, Modification of the Conditions of Appointment of All Water and Sewerage Undertakers and All Water Undertakers, effective September 15, 2005*
10	.1.4	Water Act 2003, Section 37(4) and (5), Modification of Condition N of the Conditions of Appointment of Every Water Undertaker and Every Water and Sewerage Undertaker in England and Wales, effective October 1, 2005*
10	.1.5	Water Act 2003, Modification of the Conditions of Appointment of All Water and Sewerage Undertakers and All Water Undertakers, effective September 1, 2006*
10	.1.6	Water Industry Act 1991, Section 13(1) Modification of the Conditions of Appointment of Bournemouth and West Hampshire Water plc, effective December 15, 2006*
10	.1.7	Water Act 2003, Modification of the Conditions of Appointment of All Water and Sewerage Undertakers and All Water Undertakers, effective September 1, 2007*
10	.2.1	Share Purchase Agreement, dated June 27, 2006, between Biwater Plc, Adrian Edward White, and Cascal B.V.*
10	.2.2	Supplement dated November 23, 2006, to the Share Purchase Agreement, dated June 27, 2006, between Biwater Plc, Adrian Edward White, and Cascal B.V.*

Exhibit
number		Description

10	.2.3	Addendum dated November 2, 2007, to Share Purchase Agreement, dated June 27, 2006, between Biwater Plc, Adrian Edwin White and Cascal B.V.*
10.3		Amended and Restated Secured Index-Linked Term Facility Agreement £65,000,000 Facility Agreement, dated April 20, 2005, made between Bournemouth & West Hampshire Water PLC, Bournemouth & West Hampshire Water Holdings Limited, Artesian Finance II PLC, Bournemouth Water PLC, West Hampshire Water PLC, and The Royal Bank of Scotland PLC, acting as Agent and as Index Calculation Agent*
10	.4.1	£10,110,000 Term and Letter of Credit Facility Agreement, dated June 21, 2006, made between Cascal Services Limited and The Royal Bank of Scotland PLC, as original Lender, Issuing Bank, Arranger and Agent*
10	.4.2	Amendment Agreement, dated June 29, 2007, relating to the £10,110,000 Term and Letter of Credit Facility Agreement, dated June 21, 2006, between Cascal Services Limited and The Royal Bank of Scotland PLC, acting as the sole Lender, Issuing Bank, Arranger and Agent*
10	.4.3	Subordination Agreement, dated June 29, 2007, among Cascal Services Limited, as Borrower, The Royal Bank of Scotland, as the Senior Creditor, and Biwater Capital PLC, as the Junior Creditor*
10.5		£32,690,000 Subordinated Secured Term and Letter of Credit Facility Agreement, dated June 21, 2006, made between Bournemouth & West Hampshire Water Plc, The Royal Bank of Scotland PLC, as arranger, The Financial Institution listed in Schedule 1, as lender, The Royal Bank of Scotland PLC, as issuing bank, The Royal Bank of Scotland PLC, as agent of the other Facility Parties, and Cascal B.V.*
10	.6.1	Secured Term Loan Facility Agreement, dated August 10, 2000, between The Greater Nelspruit Utility Company (Proprietary) Limited, The Development Bank of Southern Africa Limited, and Nedbank Limited*
10	.6.2	Amendment, dated August 4, 2005, to the Secured Term Loan Facility Agreement, dated August 10, 2000, between The Greater Nelspruit Utility Company (Proprietary) Limited, The Development Bank of Southern Africa Limited, and Nedbank Limited*
10.7		Agreement Relating to Registration Rights and Other Matters between Biwater Investments Limited and Cascal B.V., dated as of January 1, 2008*
10.8		Non-compete, Confidentiality and Director Non-Removal Agreement between Biwater plc and Cascal B.V., dated as of January 3, 2008*
10.9		Operations and Maintenance Agreement, dated July 6, 2000, by and between Aguas De Panama, S.A. and Biwater International Limited*
10	.10.1	Fortis Letter of Guarantee of Loan Agreement between Siza Water Company (Proprietary) Limited and Biwater PLC, dated September 14, 2007*
10	.10.2	Deed of Indemnity, dated November 16, 2007, by Cascal B.V. for the benefit of Biwater Plc, in relation to Letter of Guarantee issued by Fortis Bank S.A./N.V., dated September 14, 2007*
10	.11.1	Amsterdam Letter Lease, dated September 26, 2006, between Equity Trust Co. N.V. and Cascal B.V.*
10	.11.2	Side Agreement, dated October 3, 2006, between Cascal B.V. and Biwater Contracting B.V. relating to Amsterdam office lease*
10	.12.1	Intercompany Loan Agreement between Biwater PLC and Cascal B.V., dated April 30, 2007*
10	.12.2	Intercompany Loan Agreement between Cascal B.V. and Biwater PLC, dated June 21, 2007*
10	.12.3	Intercompany Loan Agreement between Cascal Services Limited and Biwater PLC, dated June 21, 2007*
10	.12.4	Intercompany Loan Agreement between Biwater B.V. and Cascal B.V., dated December 21, 2007, relating to the Deed of Priorities, dated November 16, 2007, between Biwater, Cascal and HSBC Bank plc*
10	.12.5.1	Intercompany Loan Agreement between Cascal B.V. and Biwater PLC, dated June 28, 2006*

Exhibit
number		Description

10	.12.5.2	Amendment No. 1 to the Intercompany Loan Agreement, dated December 13, 2006, between Cascal B.V. and Biwater PLC*
10	.12.5.3	Amendment No. 2 to the Intercompany Loan Agreement, dated April 12, 2007, between Cascal B.V. and Biwater PLC*
10	.13.1	Loan Agreement, dated April 11, 2003, between Aguas De Panama, S.A. and International Finance Corporation*
10	.13.2	Amendment and Waiver Agreement No. 1 to Loan Agreement, dated June 27, 2003, between Aguas De Panama, S.A. and International Finance Corporation*
10	.13.3	Amendment Agreement No. 2 to Loan Agreement, dated October 28, 2003, between Aguas De Panama, S.A. and International Finance Corporation*
10	.13.4	Deed of Indemnity, dated November 16, 2007, by Cascal B.V. for the benefit of Biwater Plc, in relation to Guarantee and Share Retention Agreement between Aguas de Panama S.A. and International Finance Corporation, dated April 11, 2003*
10.14		Services Agreement between Biwater International Limited and Cascal Services Limited, dated October 1, 2006*
10	.15.1	Office Sharing Agreement between Biwater Plc and Cascal Services Limited, dated October 1, 2006*
10	.15.2	Agreement for Office Space for Cascal Manager in Biwater Eko Activ Office in Sofia Bulgaria, dated December 5, 2007*
10	.16.1	Fifth Definitive Trust Deed and Rules of Biwater Retirement and Security Scheme, Ex-WCAPS Edition, dated April 1, 2003, among Biwater plc and the Trustees*
10	.16.2	Biwater Retirement and Security Scheme, Deed of Correction, dated May 14, 2003*
10	.16.3	Biwater Retirement and Security Scheme, Deed of Alteration, dated June 24, 2003*
10	.16.4	Biwater Retirement and Security Scheme, Deed of Alteration, dated September 29, 2003*
10	.16.5	Biwater Retirement and Security Scheme, Deed of Alteration, dated September 30, 2003*
10	.16.6	Biwater Retirement and Security Scheme, Deed of Alteration, dated July 9, 2004*
10	.16.7	Biwater Retirement and Security Scheme, Deed of Adherence in respect of Farrer Consulting Limited, dated May 10, 2006*
10	.16.8	Biwater Retirement and Security Scheme, Deed of Alteration, dated January 18, 2008*
10	.16.9	Biwater Retirement and Security Scheme, Deed of Agreement, dated January 23, 2008*
10	.17.1	Name License between Biwater plc and Cascal N.V., dated as of November 1, 2007*
10	.17.2	Name License between Cascal N.V. and Biwater plc, dated as of November 1, 2007*
10.18		2008 Long Term Incentive Plan*
10.19		2008 Non-Executive Director Share Ownership Plan*
10	.20.1	US$30,000,000 Facility Agreement, dated June 25, 2007, as amended and restated November 2, 2007, for Cascal B.V. and HSBC Bank plc as mandated Lead Arranger, Agent, Security Agent and Issuing Bank*
10	.20.2	Amendment Letter, dated as of November 19, 2007, to US $30,000,000 Facility Agreement, dated as of June 15, 2007, as amended and restated by an Amendment and Restatement Agreement, dated as of November 2, 2007*
10.21		Fee Letter, dated as of August 10, 2007, to Cascal B.V. from Biwater PLC*
11		Statement Regarding Computation of Per Share Earnings*
21		Subsidiaries of Cascal*
23.1		Consent of PricewaterhouseCoopers Accountants N.V.
23.2		Consent of Stibbe New York B.V. P.C. is included as part of Exhibit 5*

Exhibit
number	Description

23.3	Consent of PricewaterhouseCoopers, S.A.
23.4	Consent of Charles F. Auster*
23.5	Consent of Willy A. Biewinga*
23.6	Consent of Mitchell I. Sonkin*
23.7	Consent of Michael Wager*
24	Powers of Attorney (attached to the signature page)*

*	Previously filed.

(b) Financial Statement Schedules

None.

ITEM 9.	UNDERTAKINGS

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Amendment No. 2 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on this 25th day of January, 2008.

CASCAL N.V.

By:	/s/ Stephane Richer
Name: Stephane Richer
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Stephane Richer	Chief Executive Officer (Principal Executive Officer), Director	January 25, 2008
Stephane Richer

/s/ Steve Hollinshead	Chief Financial Officer (Principal Financial and Accounting Officer)	January 25, 2008
Steve Hollinshead

/s/ Larry Magor	Director	January 25, 2008
Larry Magor

By: /s/ Stephane Richer		January 25, 2008
Stephane Richer, as Attorney-In-Fact pursuant to the power of attorney in the registration statement filed on January 7, 2008

EXHIBIT INDEX

Exhibit
number		Description

1		Form of Underwriting Agreement
3		Articles of Association*
4		Specimen Share Certificate*
5		Opinion of Stibbe New York B.V. P.C.
8		Opinion of Squire, Sanders & Dempsey L.L.P. as to certain tax matters included in the prospectus
10	.1.1	Instrument of Appointment by the Secretary of State for the Environment of The Bournemouth and District Water Company (now Bournemouth & West Hampshire Water Plc) as a water undertaker under the Water Act of 1989*
10	.1.2	Water Industry Act 1991 Section 13 Modifications of the Conditions of Appointment of Bournemouth and West Hampshire Water plc, effective April 1, 2005*
10	.1.3	Water Act 2003, Modification of the Conditions of Appointment of All Water and Sewerage Undertakers and All Water Undertakers, effective September 15, 2005*
10	.1.4	Water Act 2003, Section 37(4) and (5), Modification of Condition N of the Conditions of Appointment of Every Water Undertaker and Every Water and Sewerage Undertaker in England and Wales, effective October 1, 2005*
10	.1.5	Water Act 2003, Modification of the Conditions of Appointment of All Water and Sewerage Undertakers and All Water Undertakers, effective September 1, 2006*
10	.1.6	Water Industry Act 1991, Section 13(1) Modification of the Conditions of Appointment of Bournemouth and West Hampshire Water plc, effective December 15, 2006*
10	.1.7	Water Act 2003, Modification of the Conditions of Appointment of All Water and Sewerage Undertakers and All Water Undertakers, effective September 1, 2007*
10	.2.1	Share Purchase Agreement, dated June 27, 2006, between Biwater Plc, Adrian Edward White, and Cascal B.V.*
10	.2.2	Supplement dated November 23, 2006, to the Share Purchase Agreement, dated June 27, 2006, between Biwater Plc, Adrian Edward White, and Cascal B.V.*
10	.2.3	Addendum dated November 2, 2007, to Share Purchase Agreement, dated June 27, 2006, between Biwater Plc, Adrian Edwin White and Cascal B.V.*
10.3		Amended and Restated Secured Index-Linked Term Facility Agreement £65,000,000 Facility Agreement, dated April 20, 2005, made between Bournemouth & West Hampshire Water PLC, Bournemouth & West Hampshire Water Holdings Limited, Artesian Finance II PLC, Bournemouth Water PLC, West Hampshire Water PLC, and The Royal Bank of Scotland PLC, acting as Agent and as Index Calculation Agent*
10	.4.1	£10,110,000 Term and Letter of Credit Facility Agreement, dated June 21, 2006, made between Cascal Services Limited and The Royal Bank of Scotland PLC, as original Lender, Issuing Bank, Arranger and Agent*
10	.4.2	Amendment Agreement, dated June 29, 2007, relating to the £10,110,000 Term and Letter of Credit Facility Agreement, dated June 21, 2006, between Cascal Services Limited and The Royal Bank of Scotland PLC, acting as the sole Lender, Issuing Bank, Arranger and Agent*
10	.4.3	Subordination Agreement, dated June 29, 2007, among Cascal Services Limited, as Borrower, The Royal Bank of Scotland, as the Senior Creditor, and Biwater Capital PLC, as the Junior Creditor*

Exhibit
number		Description

10.5		£32,690,000 Subordinated Secured Term and Letter of Credit Facility Agreement, dated June 21, 2006, made between Bournemouth & West Hampshire Water Plc, The Royal Bank of Scotland PLC, as arranger, The Financial Institution listed in Schedule 1, as lender, The Royal Bank of Scotland PLC, as issuing bank, The Royal Bank of Scotland PLC, as agent of the other Facility Parties, and Cascal B.V.*
10	.6.1	Secured Term Loan Facility Agreement, dated August 10, 2000, between The Greater Nelspruit Utility Company (Proprietary) Limited, The Development Bank of Southern Africa Limited, and Nedbank Limited*
10	.6.2	Amendment, dated August 4, 2005, to the Secured Term Loan Facility Agreement, dated August 10, 2000, between The Greater Nelspruit Utility Company (Proprietary) Limited, The Development Bank of Southern Africa Limited, and Nedbank Limited*
10.7		Agreement Relating to Registration Rights and Other Matters between Biwater Investments Limited and Cascal B.V., dated as of January 1, 2008*
10.8		Non-compete, Confidentiality and Director Non-Removal Agreement between Biwater plc and Cascal B.V., dated as of January 3, 2008*
10.9		Operations and Maintenance Agreement, dated July 6, 2000, by and between Aguas De Panama, S.A. and Biwater International Limited*
10	.10.1	Fortis Letter of Guarantee of Loan Agreement between Siza Water Company (Proprietary) Limited and Biwater PLC, dated September 14, 2007*
10	.10.2	Deed of Indemnity, dated November 16, 2007, by Cascal B.V. for the benefit of Biwater Plc, in relation to Letter of Guarantee issued by Fortis Bank S.A./N.V., dated September 14, 2007*
10	.11.1	Amsterdam Letter Lease, dated September 26, 2006, between Equity Trust Co. N.V. and Cascal B.V.*
10	.11.2	Side Agreement, dated October 3, 2006, between Cascal B.V. and Biwater Contracting B.V. relating to Amsterdam office lease*
10	.12.1	Intercompany Loan Agreement between Biwater PLC and Cascal B.V., dated April 30, 2007*
10	.12.2	Intercompany Loan Agreement between Cascal B.V. and Biwater PLC, dated June 21, 2007*
10	.12.3	Intercompany Loan Agreement between Cascal Services Limited and Biwater PLC, dated June 21, 2007*
10	.12.4	Intercompany Loan Agreement between Biwater B.V. and Cascal B.V., dated December 21, 2007, relating to the Deed of Priorities, dated November 16, 2007, between Biwater, Cascal and HSBC Bank plc*
10	.12.5.1	Intercompany Loan Agreement between Cascal B.V. and Biwater PLC, dated June 28, 2006*
10	.12.5.2	Amendment No. 1 to the Intercompany Loan Agreement, dated December 13, 2006, between Cascal B.V. and Biwater PLC*
10	.12.5.3	Amendment No. 2 to the Intercompany Loan Agreement, dated April 12, 2007, between Cascal B.V. and Biwater PLC*
10	.13.1	Loan Agreement, dated April 11, 2003, between Aguas De Panama, S.A. and International Finance Corporation*
10	.13.2	Amendment and Waiver Agreement No. 1 to Loan Agreement, dated June 27, 2003, between Aguas De Panama, S.A. and International Finance Corporation*
10	.13.3	Amendment Agreement No. 2 to Loan Agreement, dated October 28, 2003, between Aguas De Panama, S.A. and International Finance Corporation*

Exhibit
number		Description

10	.13.4	Deed of Indemnity, dated November 16, 2007, by Cascal B.V. for the benefit of Biwater Plc, in relation to Guarantee and Share Retention Agreement between Aguas de Panama S.A. and International Finance Corporation, dated April 11, 2003*
10.14		Services Agreement between Biwater International Limited and Cascal Services Limited, dated October 1, 2006*
10	.15.1	Office Sharing Agreement between Biwater Plc and Cascal Services Limited, dated October 1, 2006*
10	.15.2	Agreement for Office Space for Cascal Manager in Biwater Eko Activ Office in Sofia Bulgaria, dated December 5, 2007*
10	.16.1	Fifth Definitive Trust Deed and Rules of Biwater Retirement and Security Scheme, Ex-WCAPS Edition, dated April 1, 2003, among Biwater plc and the Trustees*
10	.16.2	Biwater Retirement and Security Scheme, Deed of Correction, dated May 14, 2003*
10	.16.3	Biwater Retirement and Security Scheme, Deed of Alteration, dated June 24, 2003*
10	.16.4	Biwater Retirement and Security Scheme, Deed of Alteration, dated September 29, 2003*
10	.16.5	Biwater Retirement and Security Scheme, Deed of Alteration, dated September 30, 2003*
10	.16.6	Biwater Retirement and Security Scheme, Deed of Alteration, dated July 9, 2004*
10	.16.7	Biwater Retirement and Security Scheme, Deed of Adherence in respect of Farrer Consulting Limited, dated May 10, 2006*
10	.16.8	Biwater Retirement and Security Scheme, Deed of Alteration, dated January 18, 2008*
10	.16.9	Biwater Retirement and Security Scheme, Deed of Agreement, dated January 23, 2008*
10	.17.1	Name License between Biwater plc and Cascal N.V., dated as of November 1, 2007*
10	.17.2	Name License between Cascal N.V. and Biwater plc, dated as of November 1, 2007*
10.18		2008 Long Term Incentive Plan*
10.19		2008 Non-Executive Director Share Ownership Plan*
10	.20.1	US $30,000,000 Facility Agreement, dated June 25, 2007, as amended and restated November 2, 2007, for Cascal B.V. and HSBC Bank plc as mandated Lead Arranger, Agent, Security Agent and Issuing Bank*
10	.20.2	Amendment Letter, dated as of November 19, 2007, to US $30,000,000 Facility Agreement, dated as of June 15, 2007, as amended and restated by an Amendment and Restatement Agreement, dated as of November 2, 2007*
10.21		Fee Letter, dated as of August 10, 2007, to Cascal B.V. from Biwater PLC*
11		Statement Regarding Computation of Per Share Earnings*
21		Subsidiaries of Cascal*
23.1		Consent of PricewaterhouseCoopers Accountants N.V.
23.2		Consent of Stibbe New York B.V. P.C. is included as part of Exhibit 5*
23.3		Consent of PricewaterhouseCoopers, S.A.
23.4		Consent of Charles F. Auster*
23.5		Consent of Willy A. Biewinga*
23.6		Consent of Mitchell I. Sonkin*
23.7		Consent of Michael Wager*
24		Powers of Attorney (attached to the signature page)*

*	Previously filed.